As filed with the Securities and Exchange Commission on August 1, 2001
Registration No. 333-62262

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VERSO TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	7373	41-1484525
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 Galleria Parkway

Suite 300
Atlanta, Georgia 30339
(678) 589-3500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Steven A. Odom

Chairman of the Board
and Chief Executive Officer
400 Galleria Parkway
Suite 300
Atlanta, Georgia 30339
(678) 589-3500
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Steven E. Fox, Esq. Robert C. Hussle, Esq. Rogers & Hardin LLP 2700 International Tower, Peachtree Center 229 Peachtree Street NE Atlanta, Georgia 30303-1601 (404) 522-4700	Richard L. Mauro Chief Executive Officer Telemate.Net Software, Inc. 4250 Perimeter Park South, Suite 200 Atlanta, Georgia 30341 (770) 936-3700	John C. Yates, Esq. Lauren Z. Burnham, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road Atlanta, Georgia 30326 (404) 233-7000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class	Amount	Maximum	Maximum	Amount of
of Securities	to be	Offering Price	Aggregate	Registration
to be Registered	Registered(1)	Per Share	Offering Price(2)	Fee

Common Stock, par value $.01	26,090,000 shares	N/A	$16,984,673	$4,247.00(3)

(1)	Represents the number of shares of common stock of the Registrant that may be issued to the shareholders of Telemate.Net Software, Inc. pursuant to the transactions described in this Registration Statement.

(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and computed pursuant to Rule 457(f)(1) promulgated under the Securities Act by multiplying (i) $1.54, the average of the high and low sales prices of a share of Telemate.Net common stock quoted on The Nasdaq National Market on May 31, 2001, by (ii) the maximum number of outstanding shares of Telemate.Net common stock, assuming the exercise of all options and warrants to acquire Telemate.Net common stock which are exercisable prior to the effective time of the merger described herein.

(3)	The registration fee was paid in connection with the initial filing of this Registration Statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Verso Technologies, Inc. and Telemate.Net Software, Inc. have agreed to merge. Both of our boards of directors have approved the merger and believe the merger is in the best interests of the shareholders of the companies. Accordingly, both our boards of directors recommend that you vote for the merger.

In the merger, Telemate.Net shareholders will receive a pro rata portion of the merger consideration, which is an estimated 23.4 million shares of Verso common stock. Based upon the number of shares of Telemate.Net common stock outstanding on May 29, 2001, we estimate that Telemate.Net shareholders will receive approximately 2.54 shares of Verso common stock for each share of Telemate.Net stock that they own. Verso shareholders will continue to own their existing Verso shares.

The estimated aggregate number of Verso shares to be issued as merger consideration and the associated exchange ratio for the merger are based on several calculations and assumptions. Stated simply, the gross purchase price for all of the Telemate.Net equity interests (which includes Telemate.Net’s vested in-the-money options) is $30.0 million, which is payable in shares of Verso common stock and is premised on Telemate.Net having $20.0 million in unrestricted cash at the closing of the merger. This effectively values all of the equity interests in Telemate.Net at $10.0 million. The $30.0 million base purchase price will be reduced on a dollar-for-dollar basis if Telemate.Net has less than $20.0 million in unrestricted cash at the closing of the merger.

The exchange ratio is based on valuing the shares of Verso common stock issued in the merger at $1.15 per share and is adjusted for Telemate.Net stock options that will be vested and in-the-money on the date of the closing of the merger. The actual exchange ratio, which will not be known until the date the merger closes, will be affected by any reduction in the $30.0 million base purchase price. The exchange ratio also will be affected by the market price of Verso’s common stock prior to the closing of the merger because the price will be used to determine which of the Telemate.Net options are vested in-the-money options and, thus, entitled to be converted into shares of Verso common stock. Examples of the exchange ratio based on assumptions regarding these two variables are set forth in Appendix A-2 to this document.

Upon completion of the merger, Telemate.Net’s shareholders will own approximately       % of the combined company and Verso’s shareholders will own the remainder.

Verso common stock trades on The Nasdaq National Market under the symbol “VRSO.” Telemate.Net common stock trades on The Nasdaq National Market under the symbol “TMNT.”

We cannot complete the merger unless the shareholders of both of our companies approve it and the conditions set forth in the merger agreement are satisfied. In addition, for the merger to be completed, Verso shareholders must approve an amendment to Verso’s restated articles of incorporation to increase the number of shares of its authorized common stock. Each of us will hold a meeting of our shareholders to vote on this merger proposal, as well as other matters. Your vote is very important. For the merger to occur, Telemate.Net shareholders owning a majority of Telemate.Net common stock outstanding must vote for the merger, and a majority of the Verso shareholders present or represented by proxy and voting at the Verso annual meeting, assuming there is a quorum, must vote for the merger and for the proposal to increase the number of shares of Verso’s authorized common stock. If you sign, date and mail the enclosed proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. If you are a Telemate.Net shareholder your failure to return your proxy card or to instruct your broker how to vote your shares held by your broker in “street name” will be counted as a vote against the merger.

    The annual meeting of Verso shareholders will be held       , September   , 2001, at 11:00 a.m., local time.

    Verso’s board of directors recommends that Verso shareholders vote FOR each of the Verso proposals.

    The annual meeting of Telemate.Net shareholders will be held       , September   , 2001, at 10:00 a.m., local time.

    Telemate.Net’s board of directors recommends that Telemate.Net’s shareholders vote FOR each of the Telemate.Net proposals.

Steven A. Odom

Chairman of the Board
and Chief Executive Officer
Verso Technologies, Inc.

David H. Couchman

Chairman of the Board
Richard L. Mauro
President and Chief Executive Officer
Telemate.Net Software, Inc.

See “Risk Factors” on page     for a discussion of information

material to the decision to approve the merger.

     Neither the Securities and Exchange Commission nor any other governmental agency has approved of the Verso common stock to be issued under this document in the merger or determined if this joint proxy statement/ prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

     This joint proxy statement/ prospectus is dated            , 2001, and is first being mailed to shareholders of Verso and Telemate.Net on or about            , 2001.

VERSO TECHNOLOGIES, INC.

400 Galleria Parkway
Suite 300
Atlanta, Georgia 30339

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

to be held September   , 2001

      The annual meeting of shareholders of Verso Technologies, Inc., a Minnesota corporation, will be held at 11:00 a.m., local time, on        , September   , 2001, at the Renaissance Waverly Hotel, 2450 Galleria Parkway, Atlanta, Georgia 30339, for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of May 4, 2001, as amended on June 1, 2001, among Verso, a wholly-owned subsidiary of Verso and Telemate.Net Software, Inc. and the transactions it contemplates, including: the issuance of shares of Verso common stock to Telemate.Net shareholders in the proposed merger transaction; the conversion of Telemate.Net stock options into Verso stock options and the assumption of the Telemate.Net stock option plans; and the reconfiguration of Verso’s board of directors.

2. To elect a board of eight directors to serve a one-year term.

3. To approve an amendment to Verso’s restated articles of incorporation to increase the number of authorized shares of Verso common stock from 100,000,000 to 200,000,000. The merger discussed in proposal 1 above will not be completed unless the shareholders approve this proposal to increase the number of authorized shares of Verso common stock.

4. To approve an amendment to Verso’s 1999 Stock Incentive Plan to increase the number of shares of Verso common stock underlying the plan from 10,000,000 to 15,000,000 and to remove the restriction on the exercise price of “non-qualified” options that may be granted under the plan.

5. To ratify separate indemnification agreements that have been entered into between Verso and each of its directors and non-director officers at the level of Vice-President and above.

6. To transact such other business as may properly come before the Verso annual meeting or any adjournments or postponements thereof.

      Verso’s board of directors is not aware of any other business to come before the annual meeting.

      Only holders of record of shares of Verso common stock at the close of business on August 15, 2001, are entitled to notice of the Verso annual meeting and to vote at the annual meeting or at any and all adjournments or postponements thereof.

      If you have any questions, please call D.F. King & Co., Inc., which is assisting us with the meeting, at 1-800-549-6746.

BY ORDER OF THE BOARD OF DIRECTORS

Steven A. Odom
Chairman of the Board and
Chief Executive Officer

Atlanta, Georgia

                , 2001

      Whether or not you plan to attend the Verso annual meeting, please vote on the proposals set forth herein, either via the Internet or by completing, signing and dating your proxy card and returning it promptly in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in this document at any time before the proxy has been voted at the Verso annual meeting.

TELEMATE.NET SOFTWARE, INC.

4250 Perimeter Park South, Suite 200
Atlanta, Georgia 30341

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

to be held September   , 2001

      An annual meeting of shareholders of Telemate.Net Software, Inc., a Georgia corporation, will be held at 10:00 a.m., local time, on                     , September      , 2001, at the Renaissance Waverly Hotel, 2450 Galleria Parkway, Atlanta, Georgia 30339, for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated May 4, 2001, as amended on June 1, 2001, among Telemate.Net, Verso Technologies, Inc. and a wholly-owned subsidiary of Verso, pursuant to which, among other things:

•	a newly-formed subsidiary of Verso will be merged with and into Telemate.Net, resulting in Telemate.Net becoming a wholly-owned subsidiary of Verso;

•	at the effective time of the merger, all Telemate.Net equity interests (which includes Telemate.Net’s vested in-the-money options) will be converted into the right to receive shares of Verso common stock valued at $30.0 million, which amount is subject to a dollar-for-dollar reduction in the event that Telemate.Net has less than $20.0 million in unrestricted cash at the closing of the Telemate.Net merger; and

•	at the effective time of the merger, each remaining outstanding option to purchase Telemate.Net common stock will be assumed by Verso and converted into an option to purchase shares of Verso common stock, as adjusted to account for the exchange ratio.

2. To elect two nominees to Telemate.Net’s board of directors to serve until the earlier of the expiration of their three-year term or, if the merger is approved, the consummation of the merger.

3. To transact such other business as may properly come before the Telemate.Net annual meeting or any adjournments or postponements thereof.

      Telemate.Net’s board of directors is not aware of any other business to come before the annual meeting.

      Only holders of record of shares of Telemate.Net common stock at the close of business on August 15, 2001, are entitled to notice of the annual meeting and to vote at the annual meeting or at any and all adjournments or postponements thereof.

      If you have any questions, please call D.F. King & Co., Inc., which is assisting us with the meeting, at 1-800-549-6746.

BY ORDER OF THE BOARD OF DIRECTORS

Richard L. Mauro
President and Chief Executive Officer

Atlanta, Georgia

                , 2001

      Whether or not you plan to attend the Telemate.Net annual meeting, please vote on the proposals set forth herein, either via telephone, via the Internet, or by completing, signing and dating your proxy card and returning it promptly in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in this document at any time before the proxy has been voted at the Telemate.Net annual meeting.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND MEETINGS
SUMMARY
The Companies
The Telemate.Net Merger
The Shareholder Meetings
Recent Developments
SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA OF VERSO
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF TELEMATE.NET
COMPARATIVE PER SHARE DATA
HISTORICAL, PRO FORMA AND COMPARATIVE EQUIVALENT PRO FORMA PER SHARE DATA OF VERSO AND TELEMATE.NET
RISK FACTORS
Risks Related to the Telemate.Net Merger
Risks Related to our Business After the Telemate.Net Merger
FORWARD-LOOKING STATEMENTS
COMPARATIVE MARKET PRICES AND DIVIDENDS
THE TELEMATE.NET MERGER
Background of the Telemate.Net Merger
Reasons for the Telemate.Net Merger
Factors Considered by the Boards of Directors
Recommendations of the Verso and Telemate.Net Boards of Directors
Opinion of Verso’s Financial Advisor
Opinion of Telemate.Net’s Financial Advisor
Opinion of C.E. Unterberg, Towbin
Opinion of Robinson-Humphrey
Interests of Directors and Officers in the Merger
Appraisal Rights
Regulatory Approvals
Accounting Treatment
Certain Federal Income Tax Consequences
Resales of Verso Common Stock by Affiliates of Telemate.Net
THE TELEMATE.NET MERGER AGREEMENT
Merger Consideration
Treatment of Telemate.Net Stock Options
Fractional Shares
Exchange of Certificates
Management and Boards of Directors After the Telemate.Net Merger
Representations and Warranties
What We Must Do to Complete the Telemate.Net Merger
Waiver and Amendment
Termination of the Telemate.Net Merger Agreement
Termination Fees
Covenants Pending Closing
Additional Agreements
Listing of Verso Stock
Expenses
Arbitration
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
DESCRIPTION OF VERSO CAPITAL STOCK
COMPARISON OF SHAREHOLDER RIGHTS
VERSO ANNUAL MEETING
TELEMATE.NET ANNUAL MEETING
ADDITIONAL PROPOSALS FOR THE VERSO ANNUAL MEETING
Verso Additional Proposal 1 -- Election of Directors
Verso Additional Proposal 2 -- Increase in Authorized Common Stock
Verso Additional Proposal 3 -- Amendment to 1999 Stock Incentive Plan
Verso Additional Proposal 4 -- Ratification of Indemnification Agreements
ADDITIONAL PROPOSALS FOR THE TELEMATE.NET ANNUAL MEETING
Telemate.Net Additional Proposal 1 -- Election Of Directors
ADDITIONAL INFORMATION ABOUT VERSO
VERSO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
ADDITIONAL INFORMATION ABOUT TELEMATE.NET
TELEMATE.NET’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
AppendixA —Agreement and Plan of Merger among Verso, Verso’s wholly-owned subsidiary and Telemate.Net
AppendixB —Opinion of C.E. Unterberg, Towbin, dated May4, 2001
AppendixC —Opinion of The Robinson-Humphrey Company, LLC, dated May3, 2001
AppendixD —Verso’s Audit Committee Charter
AppendixE —Telemate.Net’s Audit Committee Charter
AppendixF —Indemnification Agreements for Verso Minnesota
Form of Opinion of Rogers & Hardin
Form of Opinion Morris Manning
Consent of PricewaterhouseCoopers LLP
Consent of Crowe, Chizek and Company LLP
Consent of KPMG LLP
Consent of KPMG LLP
Form of Proxy for Verso
Form of Proxy for Telemate.Net

Page

Questions and Answers About the Merger and Meetings	1

Summary	4

The Companies	4

The Telemate.Net Merger	4

The Shareholder Meetings	10

Recent Developments	13

Selected Consolidated Historical Financial and Operating Data of Verso	15

Selected Historical Financial and Operating Data of Telemate.Net	16

Comparative Per Share Data	16

Historical, Pro Forma and Comparative Equivalent Pro Forma Per Share Data of Verso and Telemate.Net	17

Risk Factors	19

Risks Related to the Telemate.Net Merger	19

Fluctuations in the market price of Verso common stock will affect the value of the consideration Telemate.Net shareholders receive in the Telemate.Net merger	19

The number of shares of Verso common stock Telemate.Net shareholders will receive in the Telemate.Net merger will be decreased if Telemate.Net has less than $20.0 million in unrestricted cash at the closing of the Telemate.Net merger after restructuring charges and transaction expenses related to the Telemate.Net merger	19

Historically low trading volume in Verso and Telemate.Net common stock may affect shareholder liquidity	19

The price of Verso common stock has been volatile	20

We will incur significant merger-related and integration-related expenses	20

Risks Related to our Business After the Telemate.Net Merger	20

The combined company may be unable to meet its future working capital requirements	20

We may be unable to successfully integrate our operations	21

Verso and Telemate.Net have a history of losses, and the combined company may not be profitable in the future	21

We may not be able to deliver our services if third parties do not provide us with key components of our infrastructure	21

Our growth could be limited if we are unable to attract and retain qualified personnel	21

The markets the combined company will seek to serve are highly competitive and many of its competitors have much greater resources	21

The combined company’s success depends on its ability to keep up with rapid technological developments and evolving industry standards	22

Intellectual property infringement claims against the combined company, even those without merit, could require it to enter into costly licenses or deprive it of technology it needs	22

Failure to protect our intellectual property rights could have a material adverse effect on our business	22

Telemate.Net has recently adopted a new and unproven business model and is depending on the successful release of its WebFilter product	22

If our software contains defects, our sales are likely to suffer and we may be exposed to legal claims	23

The low price of Verso’s common stock could result in the delisting of Verso’s common stock from The Nasdaq National Market	23

Risks Related to Verso as a result of acquiring NACT	24

Verso intends to leverage the strengths of both Verso and NACT to enter the market for softswitch-based solutions. This market is highly competitive, and the combined company may not be able to successfully compete	24

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The combined company’s success will depend in part on the deployment by NACT of its voice over Internet protocol (VoIP) product, which is scheduled for release in 2001	24

The proprietary rights to the VoIP product may not be adequately protected against infringement	24

NACT may be obligated to indemnify customers who purchased NACT equipment used to provide pre-paid calling card services against claims of patent infringement	24

Forward-Looking Statements	25

Comparative Market Prices and Dividends	26

The Telemate.Net Merger	27

Overview	27

Background of the Telemate.Net Merger	28

Reasons for the Telemate.Net Merger	33

Factors Considered by the Boards of Directors	34

Recommendations of the Verso and Telemate.Net Boards of Directors	36

Opinion of Verso’s Financial Advisor	36

Opinion of Telemate.Net’s Financial Advisor	36

Opinion of C.E. Unterberg, Towbin	36

Opinion of Robinson-Humphrey	43

Interests of Directors and Officers in the Merger	50

Appraisal Rights	53

Regulatory Approvals	53

Accounting Treatment	53

Certain Federal Income Tax Consequences	53

Resales of Verso Common Stock by Affiliates of Telemate.Net	54

The Telemate.Net Merger Agreement	56

Merger Consideration	56

Treatment of Telemate.Net Stock Options	57

Fractional Shares	58

Exchange of Certificates	58

Management and Boards of Directors After the Telemate.Net Merger	58

Representations and Warranties	61

What We Must Do to Complete the Telemate.Net Merger	62

Waiver and Amendment	63

Termination of the Telemate.Net Merger Agreement	64

Termination Fees	65

Covenants Pending Closing	66

Additional Agreements	67

Listing of Verso Stock	68

Expenses	68

Arbitration	68

Unaudited Pro Forma Consolidated Financial Information	69

Notes to Pro Forma Information	73

Description of Verso Capital Stock	76

Comparison of Shareholder Rights	79

Verso Annual Meeting	87

Telemate.Net Annual Meeting	90

Additional Proposals for the Verso Annual Meeting	92

Verso Additional Proposal 1 — Election of Directors	92

Verso Additional Proposal 2 — Increase in Authorized Common Stock	101

Verso Additional Proposal 3 — Amendment to 1999 Stock Incentive Plan	102

Verso Additional Proposal 4 — Ratification of Indemnification Agreements	109

Additional Proposals for the Telemate.Net Annual Meeting	113

Telemate.Net Additional Proposal 1 — Election Of Directors	113

Additional Information About Verso	125

Verso’s Management’s Discussion and Analysis of Financial Condition and Results of Operations	126

Additional Information About Telemate.Net	134

Telemate.Net Selected Financial Data	145

Telemate.Net’s Management’s Discussion and Analysis of Financial Condition and Results of Operations	146

Experts	157

Legal Matters	157

Where You Can Find More Information	157

Index to Financial Statements	F-1

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Appendices

Appendix A	Agreement and Plan of Merger among Verso, Verso’s wholly-owned subsidiary and Telemate.Net	A-1

Appendix A-1	First Amendment to Agreement and Plan of Merger among Verso, Verso’s wholly-owned Subsidiary and Telemate.Net	A-1-1

Appendix A-2	Calculating the Merger Consideration in the Telemate.Net Merger	A-2-1

Appendix B	Opinion of C.E. Unterberg, Towbin, dated May 4, 2001	B-1

Appendix C	Opinion of The Robinson-Humphrey Company, LLC, dated May 3, 2001	C-1

Appendix D	Verso’s Audit Committee Charter	D-1

Appendix E	Telemate.Net’s Audit Committee Charter	E-1

Appendix F	Form of Indemnification Agreement	F-1

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND MEETINGS

Q.	What am I being asked to vote on?

A.	You are being asked to approve the proposed merger of Telemate.Net and Verso. If you are a Verso shareholder, your vote for the Telemate.Net merger authorizes the issuance of Verso common stock to Telemate.Net shareholders, the conversion of Telemate.Net stock options into Verso stock options, and the reconfiguration of the Verso board.

If you are a Verso shareholder, you are also being asked to approve four other proposals:

• The election of eight nominees to Verso’s board of directors to serve one-year terms.

• An amendment to Verso’s restated articles of incorporation to increase the number of authorized shares of Verso common stock.

• An amendment to Verso’s 1999 Stock Incentive Plan to increase the number of shares of Verso common stock underlying the plan and to remove the restriction on the exercise price of “non-qualified” options that may be granted under the plan.

• The ratification of separate indemnification agreements between Verso and each of its directors and non-director officers at the level of Vice President and above.

If you are a Telemate.Net shareholder you are also being asked to approve one other proposal:

• The election of two nominees to Telemate.Net’s board of directors to serve until the earlier of the expiration of their three-year terms or the consummation of the merger.

Q.	Is the amendment to Verso’s restated articles of incorporation to increase the authorized capital stock necessary to complete the Telemate.Net merger?

A.	Yes. After considering shares reserved for issuance upon the exercise of options and warrants outstanding, Verso does not have enough shares of common stock to complete the Telemate.Net merger. Therefore, if you are a Verso shareholder and vote for the Telemate.Net merger proposal, then you should vote for the proposal to amend Verso’s restated articles of incorporation to increase the number of authorized shares of Verso common stock.

Q.	Is it necessary to approve the Verso proposals other than the increase in the authorized common stock to complete the Telemate.Net merger?

A.	The Telemate.Net merger cannot be completed unless the proposal to increase the number of authorized shares of Verso common stock is approved by the Verso shareholders. If such proposal and the Telemate.Net merger is approved by the Verso shareholders, the Telemate.Net merger will be completed whether or not the other Verso proposals are approved by the Verso shareholders.

Q.	What will I receive in the Telemate.Net merger?

A.	In the Telemate.Net merger, Telemate.Net shareholders will receive a pro rata portion of the merger consideration, which Verso and Telemate.Net estimate to be 23.4 million shares of Verso common stock. Based upon the number of shares of Telemate.Net common stock outstanding on May 29, 2001, Verso and Telemate.Net estimate that Telemate.Net shareholders will receive approximately 2.54 shares of Verso common stock for each share of Telemate.Net stock that they own. Verso shareholders will continue to own their existing shares. For a description of how the exchange ratio will be determined, see the section of this document titled “The Telemate.Net Merger Agreement — Merger Consideration.” Examples of the exchange ratio based on assumptions regarding Telemate.Net’s available cash at closing and the market price of the Verso common stock are set forth in Appendix A-2 to this document.

Q.	How will I know what the exchange ratio is?

A.	Prior to their respective annual meetings, Verso and Telemate.Net will on their web sites at www.verso.com and www.telemate.net the estimated exchange ratio based on the best information then known to them. This information will also be available by calling D.F. King & Co. at 1-800-549-6746.

Q.	Will I have appraisal rights in connection with the Telemate.Net merger?

A.	Neither Verso shareholders nor Telemate.Net shareholders will have dissenters’ or other appraisal rights in connection with the Telemate.Net merger.

Q.	What are the federal income tax consequences of the Telemate.Net merger?

A.	We have structured the Telemate.Net merger so that Telemate.Net and its shareholders will not recognize any gain or loss for federal income tax purposes in the merger, except in the case of cash to be received by Telemate.Net shareholders in lieu of Verso fractional shares. As part of closing the merger, Telemate.Net will receive a legal opinion confirming these tax consequences.

Q.	What should I do now?

A.	You should read this joint proxy statement/ prospectus and vote either via the Internet or by completing, signing and dating the proxy card and mailing it to us in the enclosed return envelope as soon as possible. Telemate.Net shareholders may also vote via telephone. If you sign and send the proxy card and do not indicate how you want to vote, we will count your proxy card as a vote for the Telemate.Net merger and the other Verso proposals, if you are a Verso shareholder, and for the Telemate.Net merger and the other Telemate.Net proposals, if you are a Telemate.Net shareholder. If you are a Telemate.Net shareholder and you fail to return your proxy card or otherwise vote your shares, your failure will be counted as a vote against the Telemate.Net merger. Verso’s board of directors and Telemate.Net’s board of directors recommend voting FOR the Telemate.Net merger proposal. Verso’s board of directors also recommends voting FOR the other Verso proposals, and Telemate.Net’s board of directors also recommends voting FOR the other Telemate.Net proposals.

Q.	If my shares are held in “street name” by a broker, will the broker vote the shares for me?

A.	Your broker cannot vote your shares on the Telemate.Net merger proposal without your instructions. If you are a Telemate.Net shareholder, your failure to instruct your broker on the Telemate.Net merger proposal will be equivalent to voting against the Telemate.Net merger.

Q.	Should I send in my stock certificates now?

A.	No. Telemate.Net shareholders will be sent written instructions for exchanging stock certificates at a later date. Verso shareholders will keep their current stock certificates.

Q.	Can I change my vote after submitting my proxy card?

A.	Yes. You can change your vote at any time before the meeting by submitting a revocation notice or a later-dated signed proxy card or by attending the meeting and voting in person.

Q.	When do you expect the Telemate.Net merger to be completed?

A.	We hope to complete the Telemate.Net merger in the third quarter of 2001.

Q.	What should I do if I have questions?

A.	Telemate.Net and Verso shareholders may call D.F. King & Co., Inc. at 1-800-549-6746.

THE MOST IMPORTANT THING FOR YOU TO DO IS VOTE

How to Vote

  Shareholders of record

      Registered holders of Verso common stock can vote their shares (1) via the Internet or (2) by mailing their signed proxy card. Registered holders of Telemate.Net common stock can vote their shares (1) via toll-free telephone call from the U.S. or Canada or (2) via the Internet or (3) by mailing their signed proxy card. The telephone and/or Internet voting procedures available to the Verso or Telemate.Net holders of record, as the case may be, are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded. Each of Verso and Telemate.Net has been advised by counsel that the procedures which have been put in place are consistent with the requirements of applicable law. Specific instructions to be followed by any registered Verso shareholder interested in voting via the Internet and by any registered Telemate.Net shareholder interested in voting via telephone or the Internet are set forth on such shareholder’s enclosed proxy card.

  Other shareholders

      If your shares are held in the name of a bank, broker or other holder of record, follow the voting instructions you receive from the holder of record. Internet voting also will be offered to Verso shareholders owning stock through certain banks and brokers. Telephone and Internet voting also will be offered to Telemate.Net shareholders owning stock through certain banks and brokers.

Please vote your shares. If you vote by telephone or the Internet,

you do not need to return your proxy card.

Annual Meetings

      The Verso annual meeting is open only to Verso shareholders as of the Verso record date. The Telemate.Net annual meeting is open only to Telemate.Net shareholders as of the Telemate.Net record date.

Shareholder Questions

      Telemate.Net and Verso shareholders having questions should call D.F. King & Co., Inc. at 1-800-549-6746.

SUMMARY

      This summary highlights selected information from this joint proxy statement/ prospectus and may not contain all the information that is important to you. To understand the Telemate.Net merger fully, and for more complete descriptions of the legal terms of the Telemate.Net merger, you should carefully read this entire joint proxy statement/prospectus and the documents to which we refer you. See “Where You Can Find More Information.”

The Companies

Verso Technologies, Inc.

400 Galleria Parkway, Suite 300
Atlanta, Georgia 30339
(678) 589-3500

      Verso Technologies, Inc., a Minnesota corporation, is a global provider of outsourced information technology solutions, including solutions that power complex business environments. Verso delivers software and services that insure the reliability, stability and availability of complex business environments. Verso provides enterprise management systems, enterprise application integration, business applications and customer response center services, each designed to integrate the people, processes and platforms that keep business operating efficiently.

Telemate.Net Software, Inc.

4250 Perimeter Park South, Suite 200
Atlanta, Georgia 30341
(770) 936-3700

      Telemate.Net, a Georgia corporation, develops and markets proprietary Internet access, voice and IP network usage management solutions. Its Internet access management solutions help enterprises manage their employees’ use of the Internet by blocking inappropriate websites and reporting on Internet usage. By extracting relevant information from a growing array of network sources, Telemate.Net’s reporting solutions seek to deliver detailed perspectives to manage those network assets critical to a modern business.

The Telemate.Net Merger

Reasons for the Telemate.Net Merger (see page                )

      Verso’s board of directors and Telemate.Net’s board of directors believe that the Telemate.Net merger is fair to, and in the best interests of, the shareholders of Verso and Telemate.Net, respectively. We believe that the combined company will be able to create greater shareholder value than could be achieved by the companies individually.

      Verso’s board of directors has identified the following potential benefits of the Telemate.Net merger, among others:

•	enhanced flexibility for Verso to acquire additional proprietary products as a result of the capital provided by the unrestricted cash Telemate.Net is expected to have at closing;

•	the ability of Telemate.Net’s products to enhance Verso’s data communications market offerings;

•	the voice and Internet application development experience of Telemate.Net, the scalability of its applications, and the ability to leverage its experience and applications to address future Verso offerings;

•	Telemate.Net’s legacy telephone call accounting products and their wide adoption in the telecommunications space;

•	the enhanced potential for earnings and revenue growth as a result of combining Telemate.Net’s application experience and Verso’s network services strengths; and

•	potential cost savings through the consolidation of facilities and elimination of duplicative costs.

      Telemate.Net’s board of directors has identified the following potential benefits of the Telemate.Net merger, among others:

•	the synergy between the products, technology and markets of the two companies, and the potential for the combination of Telemate.Net’s application technology and Verso’s customer base and strategic direction to create significant benefits and long-term value to shareholders;

•	the combined company’s potential to be a market leader in providing enhanced next-generation communications applications and services;

•	the fact that the exchange ratio represents a significant transaction premium for Telemate.Net based upon the exchange ratio for the Telemate.Net merger and the closing stock price of Verso common stock prior to the public announcement of the Telemate.Net merger;

•	the opportunity for Telemate.Net shareholders to participate in the future growth in the value of the combined company as shareholders of Verso following the Telemate.Net merger;

•	the combined company will have a stronger base of recurring revenue than Telemate.Net on a stand-alone basis; and

•	by combining with Verso, Telemate.Net’s shareholders will be afforded increased trading liquidity for their investment.

Our Recommendations to Shareholders (see page   )

      Verso’s board of directors believes the Telemate.Net merger is advisable and fair to and in the best interests of Verso shareholders, and recommends that they vote FOR the Telemate.Net merger proposal and the other Verso proposals.

      Telemate.Net’s board of directors believes the Telemate.Net merger is advisable and fair to and in the best interests of Telemate.Net shareholders, and recommends that they vote FOR the Telemate.Net merger proposal and the other Telemate.Net proposals.

Merger Consideration (see page   )

      As a result of the Telemate.Net merger, Telemate.Net shareholders will receive their pro rata portion of merger consideration, which is described below.

      The estimated aggregate number of Verso shares to be issued as merger consideration and the associated exchange ratio for the Telemate.Net merger are based on two components: the number of Verso shares issuable as the base purchase price and the number of Verso shares deemed issuable in exchange for the future exercise proceeds of Telemate.Net vested in-the-money options.

      The aggregate number of Verso shares issuable as the base purchase price is computed by dividing the base purchase price, which will be a maximum of $30.0 million and which will be reduced on a dollar-for-dollar basis in the event that Telemate.Net has less than $20.0 million in unrestricted cash at the closing of the Telemate.Net merger, by $1.15, which is the average closing price of Verso common stock for the trading days between April 20, 2001 and May 17, 2001.

      The aggregate number of Verso shares deemed issuable in exchange for Telemate.Net vested in-the-money options is determined by multiplying the total number of Telemate.Net shares underlying the Telemate.Net vested in-the-money options by the average exercise price for such options and dividing the product obtained by the greater of (a) the average closing price of Verso common stock for the ten trading days prior to the date the Telemate.Net merger closes and (b) the closing price of Verso common stock on the trading day prior to the date the Telemate.Net merger closes.

      The exchange ratio is computed by dividing the aggregate number of Verso shares to be issued as merger consideration by the aggregate number of outstanding shares of Telemate.Net common stock plus the number of shares of Telemate.Net common stock issuable upon the exercise of the Telemate.Net vested in-the-money options. The actual exchange ratio, which will not be known until the date the Telemate.Net merger closes, will be affected by any reduction in the $30.0 million base purchase price. The exchange ratio also will be affected by the market price of Verso’s common stock prior to the closing of the merger because the prices will be used to determine which of the Telemate.Net options are vested in-the-money options and, thus, entitled to be converted into shares of Verso common stock. Prior to their respective annual meetings, Verso and Telemate.Net will each post on their websites at www.verso.com and www.telemate.net the estimated exchange ratio based on the best information then known to them. This information will also be available by calling D.F. King & Co., Inc. at 1-800-549-6746.

      Based upon Telemate.Net’s unrestricted cash position, which was $22.8 million as of June 30, 2001, and the market price of Verso common stock, which was $       as of            , 2001, Verso and Telemate.Net estimate that Telemate.Net shareholders will receive approximately [23.4] million shares of Verso common stock in the Telemate.Net merger. Telemate.Net shareholders will receive approximately 2.54 shares of Verso common stock for each share of Telemate.Net stock that they own.

      Following the Telemate.Net merger, Telemate.Net shareholders will need to exchange their certificates of Telemate.Net common stock for certificates of Verso common stock. Verso will send Telemate.Net shareholders written instructions and forms to accomplish this exchange. Verso will not issue fractional Verso shares in the Telemate.Net merger. Instead, Telemate.Net shareholders entitled to receive a fractional share of Verso common stock in the Telemate.Net merger will receive the value of such fractional share in cash based on the closing price of Verso common stock on the last trading day before the closing of the Telemate.Net merger. Verso shareholders will continue to own their existing Verso shares and will keep their current stock certificates.

      For each $100,000 that Telemate.Net’s available cash at the closing of the Telemate.Net merger is less than $20.0 million, the number of Verso shares issuable in exchange for the outstanding Telemate.Net shares will decrease by 87,000 shares and the exchange ratio will decrease by .008 share. The table below sets forth several examples of the effect of these two variables on the exchange ratio. The figures below assume that Telemate.Net’s number of shares outstanding is 9,205,743, which is the number of shares that was outstanding on May 29, 2001. Additional examples of the exchange ratio based on various assumptions regarding these two variables are set forth in Appendix A-2 to this document.

	Telemate.Net’s Unrestricted Cash On Date
	Telemate.Net Merger Closes

Verso Share Price*	$18 million	$19 million	$20 million

$ .80	2.46	2.54	2.63

.90	2.44	2.53	2.61

1.00	2.43	2.51	2.59

1.10	2.42	2.50	2.58

1.20	2.41	2.49	2.57

*	These are assumed values for the Verso price per share immediately prior to the closing of the Telemate.Net merger. The actual price per share of the Verso common stock may differ materially from the values given in this example.

The Actual Merger Consideration Will Not Be Known Until Closing (see page   )

      The actual number of shares of Verso common stock constituting the merger consideration cannot be determined until the closing of the Telemate.Net merger and, therefore, the Verso and Telemate.Net shareholders will not have this information prior to their respective annual meetings. The actual number of shares of Verso common stock constituting the merger consideration may differ from the estimates provided above in “Summary — Merger Consideration” and elsewhere in this joint proxy statement/ prospectus primarily because the actual number of shares constituting the merger consideration will be reduced in the event Telemate.Net has less than $20.0 million unrestricted cash at the closing of the Telemate.Net merger, which is expected to occur in the third quarter of 2001. See “The Telemate.Net Merger Agreement — Merger Consideration.”

Treatment of Telemate.Net Stock Options (see page               )

      The options to purchase Telemate.Net common stock under Telemate.Net’s stock option plans will be converted into options to purchase Verso common stock with appropriate adjustments to the number of shares subject to the options and to the exercise price to reflect the exchange ratio in the Telemate.Net merger.

Opinions of Financial Advisors (see page               )

      C.E. Unterberg, Towbin has delivered its opinion to Verso’s board of directors that the exchange ratio was fair from a financial point of view to Verso’s shareholders as of May 4, 2001. The Robinson-Humphrey Company, LLC has delivered its opinion to Telemate.Net’s board of directors that the merger consideration was fair from a financial point of view to holders of shares of Telemate.Net common stock as of May 3, 2001. A copy of C.E. Unterberg, Towbin’s opinion is attached to this document as Appendix B, and a copy of Robinson-Humphrey’s opinion is attached to this document as Appendix C. You should read the opinions completely to understand the assumptions made, matters considered and limitations of the review made by C.E. Unterberg, Towbin and Robinson-Humphrey in providing their opinions.

Dissenters’ Rights (see page               )

      Neither Telemate.Net shareholders nor Verso shareholders have dissenters’ rights in connection with the Telemate.Net merger.

Management and Boards of Directors after the Telemate.Net Merger (see page                )

      If the merger is completed, the officers of Verso immediately prior to the Telemate.Net merger will remain as officers of Verso after the Telemate.Net merger. After the Telemate.Net merger, the officers of Telemate.Net shall be replaced with the officers of the wholly-owned subsidiary of Verso that merges with and into Telemate.Net.

      In addition, Verso’s board of directors and Telemate.Net’s board of directors will be reconfigured when the Telemate.Net merger is completed as follows:

  Verso’s Board of Directors

      Verso’s board of directors will be increased to ten members and will include each of the current Verso board members (Steven A. Odom, James M. Logsdon, Juliet M. Reising, Joseph R. Wright, Jr., Amy L. Newmark, Max E. Bobbitt, Gary H. Heck and Stephen E. Raville) and will also include two members selected by Telemate.Net’s board of directors who are acceptable to Verso’s board of directors.

  Telemate.Net’s Board of Directors

      Telemate.Net’s board of directors will be replaced with the board of directors of the wholly-owned subsidiary of Verso that merges with and into Telemate.Net.

Interests of Directors and Officers in the Telemate.Net Merger (see page               )

      When you consider our boards of directors’ recommendations that you vote in favor of the relevant proposals, you should be aware that a number of Telemate.Net’s officers and directors will be entitled to receive the benefits described in the section of this document titled “The Telemate.Net Merger — Interests of Directors and Officers in the Merger” if the Telemate.Net merger occurs that they will not be entitled to receive if the Telemate.Net merger does not occur.

What We Must Do to Complete the Telemate.Net Merger (see page               )

      A number of conditions must be met for the Telemate.Net merger to be completed, including the following:

•	Approval of the merger proposals by both Telemate.Net shareholders and Verso shareholders, and the approval by the Verso shareholders to increase the number of authorized shares of Verso common stock.

•	Receipt of an opinion of tax counsel to Telemate.Net and receipt of an opinion of tax counsel to Verso that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

•	The absence of any injunction or legal restraint prohibiting consummation of the Telemate.Net merger.

•	Authorization for listing the Verso common stock to be issued in the Telemate.Net merger on The Nasdaq National Market.

      Where law permits, Verso or Telemate.Net could decide to complete the Telemate.Net merger even though one or more of the conditions to completion of the Telemate.Net merger has not been satisfied. We cannot be certain when (or if) the conditions to the Telemate.Net merger will be satisfied or waived, or that the Telemate.Net merger will be completed.

Regulatory Approvals (see page               )

      We are not required to obtain any regulatory approvals to complete the Telemate.Net merger.

Termination of the Telemate.Net Merger Agreement (see page               )

      We can mutually agree at any time to terminate the Telemate.Net merger agreement without completing the Telemate.Net merger, even if the shareholders of both our companies have approved it. Also, either of us can decide, without the consent of the other, to terminate the Telemate.Net merger agreement if:

•	Our shareholders do not approve the Telemate.Net merger proposal.

•	The other party materially breaches the Telemate.Net merger agreement.

•	The Telemate.Net merger has not been completed by December 31, 2001.

•	The board of directors of the other company withdraws or materially adversely changes its recommendation to approve the merger proposal before such company’s annual meeting.

•	Other conditions to closing of the Telemate.Net merger set forth in the Telemate.Net merger agreement have not been satisfied.

Termination Fees (see page      )

      If the Telemate.Net merger agreement is terminated, Verso may have to pay to Telemate.Net, or Telemate.Net may have to pay to Verso, a termination fee of $4.0 million plus expenses of the party receiving the termination fee of up to an aggregate of $1.0 million. This termination fee represents a significant percentage of the total transaction value, and no assurance can be given that a court would enforce the obligation of Verso or Telemate.Net (as the case may be) to pay this fee.

      The termination fee is payable by Verso if the Verso shareholders fail to approve the Telemate.Net merger or the increase in the number of Verso’s authorized shares of common stock. Likewise, the termination fee is payable by Telemate.Net if the Telemate.Net shareholders fail to approve the Telemate.Net merger. The termination fee is also payable under other circumstances described in the section of this document titled “The Telemate.Net Merger — Termination Fees.”

Covenants Pending Closing (see page      )

      Verso and Telemate.Net have agreed to conduct their businesses as specified in the Telemate.Net merger agreement until the Telemate.Net merger is completed.

Accounting Treatment (see page      )

      The Telemate.Net merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America.

Comparative Market Prices and Dividends (see page      )

      Shares of Verso common stock and Telemate.Net common stock are listed on The Nasdaq National Market. On May 4, 2001, the last full trading day before the public announcement that the companies had entered into the Telemate.Net merger agreement, shares of Verso common stock closed at $1.40 per share and shares of Telemate.Net common stock closed at $1.15 per share. On           , 2001, the last full trading day for which information was available before this joint proxy statement/prospectus was printed and mailed, shares of Verso common stock closed at $     per share and shares of Telemate.Net common stock closed at $     per share.

Certain Federal Income Tax Consequences of the Telemate.Net Merger (see page      )

      A Telemate.Net shareholder’s receipt of Verso common stock in the Telemate.Net merger generally will be tax-free for United States federal income tax purposes, except for tax resulting from the receipt of cash instead of any fractional share of Verso common stock. Neither the companies themselves, nor the Verso shareholders, will recognize gain or loss for United States federal income tax purposes as a result of the Telemate.Net merger.

The Shareholder Meetings

Verso Shareholders (page      )

  Meeting Date

      The Verso annual meeting will be held on                , September   , 2001, at the Renaissance Waverly Hotel, 2450 Galleria Parkway, Atlanta, Georgia 30339, at 11:00 a.m., local time.

  Record Date

      You can vote at the Verso annual meeting if you owned Verso common stock at the close of business on August 15, 2001.

  Matters to be Considered

      At the Verso annual meeting, Verso shareholders will be asked:

1. To approve the Telemate.Net merger agreement and the transactions it contemplates, including:

•	the issuance of shares of Verso common stock in the Telemate.Net merger;

•	the conversion of Telemate.Net stock options into Verso stock options and the assumption of the Telemate.Net stock option plans; and

•	the reconfiguration of Verso’s board of directors.

      In this document, we sometimes refer to this proposal, the merger and the merger agreement as the Telemate.Net merger proposal, the Telemate.Net merger and the Telemate.Net merger agreement, respectively. Any reference in this document to the Telemate.Net merger agreement includes the Agreement and Plan of Merger and the First Amendment thereto, copies of which are attached to this document as Appendix A and Appendix A-1, respectively.

2. To elect a board of eight directors to serve a one-year term.

3. To approve an amendment to Verso’s restated articles of incorporation to increase the number of authorized shares of Verso common stock from 100,000,000 to 200,000,000.

4. To approve an amendment to Verso’s 1999 Stock Incentive Plan to increase the number of shares of Verso common stock underlying the plan from 10,000,000 to 15,000,000 and to remove the restriction on the exercise price of “non-qualified” options that may be granted under the Plan.

5. To ratify separate indemnification agreements that have been entered into between Verso and each of its directors and non-director officers at the level of Vice President and above.

6. To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

  Vote Required

      The Telemate.Net merger proposal, the proposal to amend Verso’s restated articles of incorporation, the proposal to amend the stock incentive plan and the proposal to ratify the indemnification agreements require the approval of Verso shareholders owning a majority of the shares of Verso common stock present in person or voting by proxy at the Verso annual meeting. Assuming a quorum is present, directors will be elected by a plurality of the votes cast at the annual meeting, meaning the eight nominees receiving the most votes will be elected directors.

      Shares of Verso common stock that are voted “FOR,” “AGAINST” or “WITHHELD” at the Verso annual meeting will be treated as being present at such meeting for purposes of establishing a quorum and will also be treated as votes eligible to be cast by the Verso common stock present in person at the annual meeting and entitled to vote. Abstentions will be counted for purposes of determining both the presence or absence of a quorum for the transaction of business and the total number of votes cast with respect to a particular matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which the broker has expressly not voted.

  Security Ownership by Certain Beneficial Owners and Management

      As of the close of business on the Verso record date, directors and executive officers of Verso and their respective affiliates may be deemed to be the beneficial owners of shares of Verso common stock representing approximately   % of the outstanding voting power of Verso in the aggregate. Each of the directors and executive officers of Verso has indicated that such person intends to vote or direct the vote of all shares of Verso common stock over which such person has voting control in favor of the Verso proposals. In addition, concurrently with the execution of the Telemate.Net merger agreement, Telemate.Net and the Verso directors and executive officers (who beneficially owned, in the aggregate, as of the close of business on the Verso record date, approximately   % of the outstanding shares of Verso common stock) entered into a voting agreement pursuant to which the Verso directors and executive officers granted to Telemate.Net the right to vote all voting securities of Verso held by the Verso directors and executive officers in favor of the Telemate.Net merger proposal.

  Proxies

      You can revoke your proxy before it is voted either by sending to Verso a revocation notice or a new proxy or by attending the Verso annual meeting and voting in person. You cannot revoke your proxy simply by attending the Verso annual meeting.

     Appraisal Rights

      Holders of Verso common stock are not entitled to appraisal rights in connection with any proposal presented at the Verso annual meeting.

Telemate.Net Shareholders (page   )

  Meeting Date

      The Telemate.Net annual meeting will be held on                , September   , 2001, at the Renaissance Waverly Hotel, 2450 Galleria Parkway, Atlanta, Georgia 30339, at 10:00 a.m., local time.

  Record Date

      You can vote at the Telemate.Net annual meeting if you owned Telemate.Net common stock at the close of business on August 15, 2001.

  Matters to be Considered

      At the Telemate.Net annual meeting, the Telemate.Net shareholders will be asked:

1. To approve the Telemate.Net merger agreement and the transactions it contemplates, pursuant to which:

•	a newly-formed subsidiary of Verso will be merged with and into Telemate.Net, as a result of which Telemate.Net will become a wholly-owned subsidiary of Verso;

•	at the effective time of the Telemate.Net merger, all Telemate.Net equity interests (which includes Telemate.Net’s vested in-the-money options) will be converted into the right to receive shares of Verso common stock valued at $30.0 million, which amount is subject to a dollar-for-dollar reduction in the event that Telemate.Net has less than $20.0 million in unrestricted cash at the closing of the Telemate.Net merger; and

•	at the effective time of the Telemate.Net merger, each remaining outstanding option to purchase Telemate.Net common stock will be assumed by Verso and converted into an option to purchase shares of Verso common stock as adjusted to account for the exchange ratio.

2. To elect two nominees to Telemate.Net’s board of directors to serve until the earlier of the expiration of their terms or, if the merger is approved, the consummation of the Telemate.Net merger.

3. To transact such other business as may properly come before the Telemate.Net annual meeting or any adjournments or postponements thereof.

  Vote Required

      The proposal to adopt the Telemate.Net merger agreement requires the approval of Telemate.Net shareholders owning at least a majority of the outstanding shares of Telemate.Net common stock. The election of each director will require the affirmative vote of a plurality of shares of Telemate.Net common stock present in person or by properly executed proxy at the Telemate.Net annual meeting, assuming a quorum is present.

      Shares of Telemate.Net common stock that are voted “FOR,” “AGAINST” or “WITHHELD” at the Telemate.Net annual meeting will be treated as being present at such meeting for purposes of establishing a quorum and will also be treated as votes eligible to be cast by the Telemate.Net common stock present in person at the annual meeting and entitled to vote. Abstentions will be counted for purposes of determining both the presence or absence of a quorum for the transaction of business and the total number of votes cast with respect to a particular matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which the broker has expressly not voted. Abstentions and broker non-votes will have the same effect as a vote against the merger proposal, the approval of which will require the affirmative vote of a majority of the outstanding shares of Telemate.Net common stock.

  Security Ownership by Certain Beneficial Owners and Management

      As of the close of business on the Telemate.Net record date, directors and executive officers of Telemate.Net and their respective affiliates may be deemed to be the beneficial owners of shares of Telemate.Net common stock representing approximately        % of the outstanding voting power of Telemate.Net in the aggregate. Each of the directors and executive officers of Telemate.Net has indicated that such person intends to vote or direct the vote of all the shares of Telemate.Net common stock over which such person has voting control in favor of the merger proposal and the election of directors. In addition, concurrently with the execution of the merger agreement, Verso and the Telemate.Net directors and executive officers (who beneficially owned, in the aggregate, as of the Telemate.Net record date, approximately        % of the outstanding shares of Telemate.Net common stock) entered into a voting agreement pursuant to which the Telemate.Net directors and executive officers granted to Verso the right to vote all voting securities of Telemate.Net held by the Telemate.Net directors and executive officers in favor of the merger proposal.

  Proxies

      You can revoke your proxy before it is voted either by sending to Telemate.Net a revocation notice or a new proxy or by attending the Telemate.Net annual meeting and voting in person. You cannot revoke your proxy simply by attending the Telemate.Net annual meeting.

  Appraisal Rights

      Holders of Telemate.Net common stock are not entitled to appraisal rights in connection with the Telemate.Net merger proposal.

Recent Developments

      On July 27, 2001, Verso purchased from WA Telcom Products Co., Inc. all of the outstanding capital stock of NACT Telecommunications, Inc. (“NACT”) for an aggregate purchase price of approximately $19,500,000, subject to adjustment, pursuant to a Stock Purchase Agreement dated June 4, 2001, between Verso and WA Telcom. NACT is a provider of advanced telecommunications switching platforms with integrated applications software and network telecommunications capabilities.

      The purchase price is payable in two installments. On July 27, 2001, Verso paid the first installment of the purchase price totaling $14,160,170. On March 31, 2002, Verso will pay WA Telcom the remainder of the purchase price totaling $5,339,830, less any amounts, not in excess of $1,350,000, owed to Verso by WA Telcom pursuant to the indemnification provisions of the NACT purchase agreement.

      In addition to payment of the purchase price, within ten days after the date on which Verso files Verso’s annual report for the fiscal year ended December 31, 2001, with the Securities and Exchange Commission (the “SEC”), but in no event later than April 15, 2002, Verso will pay WA Telcom contingent consideration of (i) $2,437,500, if NACT’s gross revenues for the year ended December 31, 2001, equal or exceed $34.0 million, and (ii) $2,437,500, if NACT has successfully deployed its VoIP technology on or before September 30, 2001, according to the criteria specified in the NACT purchase agreement. The contingent consideration is also subject to adjustment as described in the NACT purchase agreement.

      The NACT purchase agreement contains representations, warranties and agreements customary for transactions similar to the NACT stock purchase and also includes indemnification provisions whereby each party thereto is obligated to indemnify the other for breaches of or inaccuracies in the representations and warranties set forth therein. NACT and WA Telcom have also agreed to share equally the fees, costs, expenses and damages specified in the NACT purchase agreement that may be incurred in connection with litigation involving NACT that is described in the NACT purchase agreement.

      At the time Verso acquired NACT, WA Telcom was operating as a debtor in possession under Chapter 11 of the United States Bankruptcy Code. The NACT stock purchase was approved by the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, through the entry of an order.

      Verso financed the first installment of the NACT stock purchase price through the sale of shares of Verso’s Series B preferred stock, par value $20.00 per share, to Telemate.Net pursuant to a Series B Stock Purchase Agreement entered into between Verso and Telemate.Net on May 4, 2001, as amended. On July 27, 2001, pursuant to the Series B purchase agreement, Telemate.Net purchased 750,000 shares of Verso’s Series B preferred stock for $15.0 million.

      Verso’s restated articles of incorporation were amended on July 25, 2001, to designate the Series B preferred stock. Telemate.Net is entitled in respect of each share of Series B preferred stock to:

•	receive cumulative dividends at a rate of 10% of the par value of the Series B preferred stock per annum through December 31, 2001 and 15% of the par value of the Series B preferred stock per annum after December 31, 2001;

•	receive a liquidation preference, payable out of Verso’s assets before any payment is made to holders of Verso common stock or any other class of Verso capital stock, equal to $20.00 per share if Verso liquidates or dissolves prior to December 31, 2001, and $25.00 per share if Verso liquidates or dissolves after December 31, 2001;

•	receive $20.00 per share if Verso exercises its right to redeem all of the outstanding shares of Series B preferred stock prior to December 31, 2001, and $25.00 per share if Telemate.Net exercises its right to cause Verso to redeem the outstanding shares of Series B preferred stock after December 31, 2001; and

•	convert, at Telemate.Net’s option (subject to the limitations set forth in the designations with respect to the Series B preferred stock filed as a part of Verso’s restated articles of incorporation), each share of Series B preferred stock into approximately 13 shares of Verso common stock.

      Upon consummation of the NACT stock purchase, Verso granted a second-priority security interest in the capital stock of NACT to Telemate.Net to secure Verso’s obligation to redeem, under the circumstances set forth in the designations with respect to the Series B preferred stock filed as a part of Verso’s restated articles of incorporation, the shares of Series B preferred stock held by Telemate.Net.

      If Telemate.Net’s shares of Verso’s Series B preferred stock remain outstanding after December 31, 2001, then Telemate.Net will have the right to require Verso to register with the SEC any shares of Verso common stock issuable upon the conversion of the shares of Series B preferred stock.

      If the Telemate.Net merger is completed, then the Series B preferred stock will be retired and will no longer be outstanding.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL

AND OPERATING DATA OF VERSO

      We are providing the following financial information to help you analyze the Telemate.Net merger. This financial information is derived from Verso’s unaudited consolidated financial statements for the three months ended March 31, 2001 and 2000 and Verso’s audited consolidated financial statements for the years ended December 31, 1996 through 2000. The results of operations for the three month period ended March 31, 2001, are not necessarily indicative of results that may be expected for the full fiscal year. This information is only a summary and should be read in conjunction with Verso’s consolidated financial statements and related notes and Verso’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are contained elsewhere in this document and in Verso’s annual reports, quarterly reports and other information on file with the SEC.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2001(b)	2000(c)	2000(d)	1999(e)	1998	1997(f)	1996

	(Unaudited)

	(In thousands, except per share data)

Statement of Operations Data(a):

Revenue	$10,521	$18,069	$65,868	$61,685	$52,605	$49,934	$29,731

Net loss from continuing operations, after income taxes	(16,368)	(4,038)	(40,535)	(5,884)	(1,764)	(10,193)	(858)

Net loss from continuing operations per common share — basic and diluted	(.33)	(.17)	(1.56)	(.25)	(.08)	(.57)	(.11)

Balance Sheet Data (at period end):

Total assets(g)	142,374	73,653	166,863	56,054	69,981	63,697	64,019

Long-term obligations	3,222	—	3,153	54	3,341	1,408	—

(a)	Includes the continuing operations of the following companies acquired by Verso from their respective dates of acquisition: Nordata, Inc. and Rudata, Inc. (together, “Datatech”) (May 17, 1996), Four Corners Technology, Inc. (July 1, 1997), Hi-Tech Connections, Inc. (August 1, 1997), DataComm Associates, Inc., Midwest Telecom Associates, Inc. (October 31, 1997), Encore Systems, Inc. (September 1, 1998), Cereus Technology Partners, Inc. (September 29, 2000), and MessageClick, Inc. (November 22, 2000). On January 31, 1997, Verso acquired certain assets of the MST Distribution Business (“MST”) from MRK Technologies, LTD. The results of Sulcus, Windward, Atlantic Network Systems, Inc. (“ANS”) and EJG Techline Incorporated (“Techline”) have been included for all periods presented. Sulcus, Windward, ANS and Techline merged with Verso on March 26, 1999, March 31, 1999, October 31, 1996, and May 17, 1997, respectively, in transactions accounted for as poolings-of-interests.

(b)	The March 31, 2001 loss from continuing operations includes $11.1 million in goodwill amortization and $608,000 in amortization of deferred compensation primarily related to acquisitions during the third and fourth quarters of 2000 and $237,000 in non-cash interest expense primarily related to the amortization of the discount on convertible subordinated debentures and loan fees.
(c)	The March 31, 2000 loss from continuing operations includes $351,000 in goodwill amortization and $16,000 in non-cash interest expense primarily related to the amortization of loan fees.
(d)	The 2000 loss from continuing operations includes $11.5 million in goodwill amortization and $608,000 in amortization of deferred compensation primarily related to acquisitions during 2000, $2.0 million in loss on asset abandonment, $1.5 million in reorganization costs and $1.0 million in non-cash interest expense primarily related to the amortization of the discount on convertible subordinated debentures and loan fees.
(e)	The 1999 loss from continuing operations includes $713,000 in merger-related transaction and reorganization costs and $1.4 million in goodwill amortization.
(f)	The 1997 loss from continuing operations includes $5.7 million in asset impairments and $1.3 million in income taxes resulting from the recognition of a full valuation allowance on deferred tax assets of Verso.
(g)	Total assets for March 2001 and December 2000 include $109.5 million and $120.5 million, respectively, in net intangibles primarily related to acquisitions completed during the third and fourth quarters of 2000.

SELECTED HISTORICAL FINANCIAL

AND OPERATING DATA OF TELEMATE.NET

      We are providing the following financial information to help you analyze the Telemate.Net merger. This financial information is derived from Telemate.Net’s unaudited financial statements for the three months ended March 31, 2001 and 2000 and Telemate.Net’s audited financial statements for the years ended December 31, 1996 through December 31, 2000. The results of operations for the three month period ended March 31, 2001, are not necessarily indicative of results that may be expected for the full fiscal year. This information is only a summary and should be read in conjunction with Telemate.Net’s financial statements and related notes and Telemate.Net’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are contained elsewhere in this document and in Telemate.Net’s annual reports, quarterly reports and other information on file with the SEC.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2001	2000	2000	1999	1998	1997	1996

	(Unaudited)

	(In thousands, except per share data)

Statement of Operations Data:

Revenue	$2,159	$3,118	$10,690	$12,965	$10,382	$8,948	$6,899

Net income (loss) after income taxes	(2,947)	(3,136)	(15,224)	(4,409)	(1,306)	38	136

Net income (loss) per common share — basic and diluted	(0.37)	(0.42)	(1.96)	(1.07)	(0.40)	0.01	0.04

Balance Sheet Data (at period end):

Total assets	$30,534	$45,199	$33,328	$48,274	$2,675	$2,582	$2,186

Long-term obligations	—	—	—	—	1,302	—	—

COMPARATIVE PER SHARE DATA

      The table below presents the high and low sales prices per share of Verso common stock on The Nasdaq National Market and Telemate.Net common stock on The Nasdaq National Market on May 4, 2001, the last full trading day immediately preceding the public announcement of the Telemate.Net merger, and on            , 2001, the most recent practicable date before this document was printed and mailed, as well as the “equivalent stock price” of shares of Telemate.Net common stock on those dates. The “equivalent stock price” of shares of Telemate.Net common stock represents the per share sales price for Verso common stock on The Nasdaq National Market at the specified date, multiplied by the estimated exchange ratio of 2.54, which is the number of shares of Verso common stock that a Telemate.Net shareholder would receive for each share of Telemate.Net common stock based on assumptions about the number of shares of Telemate.Net common stock outstanding immediately prior to the Telemate.Net merger, the trading price of Verso common stock immediately prior to the Telemate.Net merger and the amount of Telemate.Net’s available cash at closing. See Appendix A-2 for a description of these assumptions.

      Keep in mind that because of the permitted adjustments to merger consideration and market price fluctuations, the actual “equivalent stock price” may be greater than or less than the “equivalent stock price” set forth below. Shareholders should consider the estimated exchange ratio and obtain current market quotations for shares of Verso common stock and Telemate.Net common stock before making any decision with respect to the Telemate.Net merger.

Telemate.Net
	Verso		Telemate.Net		Equivalent
	Common Stock		Common Stock		Stock Price

	High	Low	High	Low	High	Low

	(Price per share)		(Price per share)		(Price per share)

May 4, 2001	$1.40	$1.18	$1.17	$1.10	$3.64	$3.07

, 2001

      Following consummation of the Telemate.Net merger, shares of Telemate.Net common stock will cease to be traded on The Nasdaq National Market. An application has been filed with Nasdaq to include the additional shares of Verso common stock to be issued in the Telemate.Net merger on The Nasdaq National Market.

HISTORICAL, PRO FORMA AND COMPARATIVE EQUIVALENT

PRO FORMA PER SHARE DATA OF VERSO AND TELEMATE.NET

      The following table shows information about net income per share of common stock, equivalent pro forma per share data and book value per share of common stock of Telemate.Net and Verso. The unaudited pro forma data below is for illustrative purposes only. The pro forma net income per common share information has been prepared as if the Telemate.Net merger had taken place as of the beginning of the period presented. The pro forma book value per share information has been prepared as if the Telemate.Net merger had taken place as of each of the dates presented. Information identified as “Equivalent Pro Forma Amount for Telemate.Net” was obtained by multiplying the related pro forma amounts by an estimated exchange ratio. This information is presented assuming that Telemate.Net shareholders will receive an estimated number of shares of Verso common stock for each share of Telemate.Net common stock after the merger based on specified assumptions about the trading price of Verso common stock immediately prior to the Telemate.Net merger and the amount of Telemate.Net’s available cash at closing. See Appendix A-2 for a description of these assumptions. For purposes of presentation, Verso has estimated that the number of shares of Verso common stock exchanged for each share of Telemate.Net common stock will range from 2.71 to 2.33, with a probable reasonably estimated exchange ratio of 2.54 shares of Verso common stock for each share of Telemate.Net common stock (based on the current trading price of Verso common stock and the current estimate of Telemate.Net’s available cash at closing, each as of the most recent practicable date).

      You should read the information below together with our historical financial statements and related notes thereto contained elsewhere or incorporated by reference in this document. You should also read the information contained in “Unaudited Pro Forma Condensed Combined Financial Information” contained elsewhere in this document. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined.

	As of and for the Three Months	As of and for the Year Ended
	Ended March 31, 2001	December 31, 2000

Net Loss From Continuing Operations Per Common Share(1)
Verso, Historical

Basic	$(.33)	$(1.56)

Diluted	(.33)	(1.56)
Telemate.Net, Historical

Basic	(.37)	(1.96)

Diluted	(.37)	(1.96)

Pro Forma Consolidated (unaudited)(2):

Maximum reasonably estimated exchange ratio of 2.71:

Basic	(.25)	(1.08)

Diluted	(.25)	(1.08)

Probable reasonably estimated exchange ratio of 2.54:

Basic	(.26)	(1.12)

Diluted	(.26)	(1.12)

Minimum reasonably estimated exchange ratio of 2.33:

Basic	(.27)	(1.16)

Diluted	(.27)	(1.16)

Equivalent Pro Forma Amount for Telemate.Net (unaudited):

Maximum reasonably estimated exchange ratio of 2.71:

Basic	(.68)	(2.93)

Diluted	(.68)	(2.93)

	As of and for the Three Months	As of and for the Year Ended
	Ended March 31, 2001	December 31, 2000

Probable reasonably estimated exchange ratio of 2.54:

Basic	(.66)	(2.82)

Diluted	(.66)	(2.82)

Minimum reasonably estimated exchange ratio of 2.33:

Basic	(.63)	(2.70)

Diluted	(.63)	(2.70)

Book Value Per Common Share(1)

Verso, Historical	2.46	5.37

Telemate.Net, Historical	3.11	3.57

Pro Forma Consolidated (unaudited)(2):

Maximum reasonably estimated exchange ratio of 2.71	1.98	N/A

Probable reasonably estimated exchange ratio of 2.54	2.00	N/A

Minimum reasonably estimated exchange ratio of 2.33	2.03	N/A

Equivalent Pro Forma Amount for Telemate.Net (unaudited):

Maximum reasonably estimated exchange ratio of 2.71	5.37	N/A

Probable reasonably estimated exchange ratio of 2.54	5.08	N/A

Minimum reasonably estimated exchange ratio of 2.33	4.73	N/A

Dividends Per Common Share

Verso, Historical	—	—

Telemate.Net, Historical	—	—

Pro Forma Combined (unaudited)	—	—

Equivalent Pro Forma Amount for Telemate.Net (unaudited)	—	—

(1)	The calculation of basic net loss per share uses the weighted average number of common shares outstanding. Common stock equivalents have been excluded from loss per share calculations because their inclusion would be anti-dilutive.
(2)	The calculation of basic and diluted net loss per share does not include the effect of additional equity or asset transactions that may be effected prior to the completion of the Telemate.Net merger.

RISK FACTORS

      The Telemate.Net merger involves a high degree of risk. A Telemate.Net shareholder who votes in favor of the Telemate.Net merger will be choosing to invest in Verso common stock. In addition to the other information contained in this joint proxy statement/prospectus, the appendices and exhibits hereto and the documents incorporated by reference in this joint proxy statement/prospectus, you should carefully consider the following risk factors in determining how to vote.

Risks Related to the Telemate.Net Merger

Fluctuations in the market price of Verso common stock will affect the value of the consideration Telemate.Net shareholders receive in the Telemate.Net merger.

      The value of the consideration that Telemate.Net shareholders will receive in the Telemate.Net merger will depend on the market price of Verso common stock. There will be no adjustment in the exchange ratio based on fluctuations in the market price of Verso common stock.

      On the day of the Telemate.Net merger, the market price of Verso common stock may be higher or lower than the market price on the date the Telemate.Net merger agreement was signed, on the date this document was mailed to you or on the date of the Telemate.Net annual meeting. Therefore, you cannot be assured of receiving any specific market value of shares of Verso common stock on the date of the Telemate.Net merger. Prior to our respective annual meetings, we will post the current estimated exchange ratio on Verso’s Web site at www.verso.com and on Telemate.Net’s Web site at www.telemate.net. You may also find out the current estimated exchange ratio by calling D.F. King & Co., Inc. at 1-800-549-6746. We encourage you to consider the market price of Verso common stock before you make your voting decision regarding the Telemate.Net merger. See “The Telemate.Net Merger — Merger Consideration.”

The number of shares of Verso common stock Telemate.Net shareholders will receive in the Telemate.Net merger will be decreased if Telemate.Net has less than $20.0 million in unrestricted cash at the closing of the Telemate.Net merger after restructuring charges and transaction expenses related to the Telemate.Net merger.

      The value of the consideration that Telemate.Net shareholders will receive in the Telemate.Net merger will be decreased if Telemate.Net has less than $20.0 million in unrestricted cash at closing after restructuring charges and transaction expenses related to the Telemate.Net merger.

      On the day of the Telemate.Net merger, the exchange ratio may be less than the exchange ratio initially estimated by Verso and Telemate.Net on the date the Telemate.Net merger agreement was signed, on the date this document was mailed to you or on the date of the Telemate.Net annual meeting. Therefore, you cannot be assured of receiving any specific number of shares of Verso common stock on the date of the Telemate.Net merger. Prior to our respective annual meetings, we will post the current estimated exchange ratio on Verso’s Web site at www.verso.com and on Telemate.Net’s Web site at www.telemate.net. You may also find out the current estimated exchange ratio by calling D.F. King & Co., Inc. at 1-800-549-6746. We encourage you to consider the current exchange ratio before you make your voting decision regarding the Telemate.Net merger. See “The Telemate.Net Merger — Merger Consideration.”

Historically low trading volume in Verso and Telemate.Net common stock may affect shareholder liquidity.

      The trading volume of Verso common stock and Telemate.Net common stock on The Nasdaq National Market has been low historically. In the Telemate.Net merger, Verso will be issuing approximately [23.4] million shares to Telemate.Net shareholders. After the Telemate.Net merger, approximately [75.2] million shares of Verso common stock will be issued and outstanding. However, there can be no assurance that the increased “float” will allow shareholders to sell shares of Verso common stock at the times and at the prices they desire.

The price of Verso common stock has been volatile.

      The stock market in general, and the market for technology and Internet-related companies in particular, has recently experienced extreme volatility that has often been unrelated to the operating performance of particular companies. During the year ended December 31, 2000, the per share closing price of Verso common stock on The Nasdaq National Market fluctuated from a high of $19.75 to a low of $1.06, and since January 1, 2001, the per share closing price of Verso common stock has fluctuated from a high of [$2.25] to a low of [$.469.] Verso believes that the volatility of its stock price does not necessarily relate to its performance and is broadly consistent with volatility experienced in its industry. Fluctuations may occur, among other reasons, in response to:

•	operating results;

•	announcements by competitors;

•	regulatory changes;

•	economic changes;

•	market valuation of technology firms; and

•	general market conditions.

      In addition, in order to respond to competitive developments, the combined company may from time to time make pricing, service or marketing decisions that could harm its business. Also, the combined company’s operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In either case, the trading price of the combined company’s common stock would likely decline.

      The trading price of Verso common stock could continue to be subject to wide fluctuations after the Telemate.Net merger in response to these or other factors, many of which are beyond our control. If the market price of Verso common stock decreases, shareholders may not be able to sell their Verso stock at a profit. See “Comparative Market Prices and Dividends.”

We will incur significant merger-related and integration-related expenses.

      A one-time charge for merger-related transaction costs will be recorded in the quarter in which the Telemate.Net merger is consummated. The merger-related transaction costs will consist principally of charges related to investment banking fees, professional services, registration and other regulatory costs of approximately $1.5 million. In addition, we expect to incur pre-tax charges to operations to reflect costs associated with combining the operations of the two companies. These charges will be determined and recorded after the Telemate.Net merger. Additional unanticipated expenses may be incurred in the integration of our businesses. Although we expect that the elimination of duplicative expenses as well as the realization of other efficiencies related to the integration of the businesses may result in cost savings, we cannot assure you that these benefits will be achieved in the near term or at all.

Risks Related to our Business After the Telemate.Net Merger

The combined company may be unable to meet its future working capital requirements.

      Our business strategy calls for growth internally as well as through acquisitions. This growth will require investment in personnel and infrastructure, which in turn will require additional financing. Additional financing may not be available to us on favorable terms or at all. If adequate funds are not available on acceptable terms, we may not be able to continue to expand our business operations. This in turn could harm our business, results of operations and financial condition. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage of ownership of our existing shareholders will be reduced, and any new securities could have rights, preferences and privileges senior to those of our common stock. Furthermore, if we raise capital or acquire businesses by incurring indebtedness, we will become subject to the risks associated with indebtedness, including interest rate fluctuations and any financial or other covenants that our lender may require.

We may be unable to successfully integrate our operations.

      The Telemate.Net merger involves the integration of two companies that have previously operated independently. The challenges of combining the companies’ operations include integrating personnel with diverse business backgrounds and combining different corporate cultures. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the Telemate.Net merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations and financial condition of the combined company.

Verso and Telemate.Net have a history of losses, and the combined company may not be profitable in the future.

      Verso and Telemate.Net have a history of net losses. Verso had a net loss of $55.5 million for the 2000 fiscal year and a net loss of $9.8 million for the 1999 fiscal year. As of March 31, 2001, Verso had an accumulated deficit of $122.5 million. Telemate.Net had a net loss of approximately $15.2 million for the 2000 fiscal year and a net loss of approximately $4.4 million for the 1999 fiscal year. As of March 31, 2001, Telemate.Net had an accumulated deficit of $28.4 million. Further, developing the business strategy of the combined company and expanding its services will require significant additional capital and other expenditures. Accordingly, if we are not able to generate sufficient revenue, we will continue to generate net losses in the future, and we may never become profitable.

We may not be able to deliver our services if third parties do not provide us with key components of our infrastructure.

      If any of our significant software vendors stops making their products available to us or choose to compete against us, our business would be harmed. Moreover, our success depends upon the continued popularity of the product offerings of these vendors and on our ability to establish relationships with new vendors in the future. If we are unable to obtain packaged applications from these or comparable vendors or if our vendors choose to compete with us or the popularity of their products declines, our ability to customize, implement or host packaged software applications may be adversely affected.

Our growth could be limited if we are unable to attract and retain qualified personnel.

      We believe that the combined company’s success depends largely on its ability to attract and retain highly skilled and qualified technical, managerial and marketing personnel. Competition for this personnel in the information technology services industry is intense. Workforce reductions by both Verso and Telemate.Net during 2000 and early 2001 may adversely affect our ability to retain our current employees and recruit new employees. The inability to hire or retain qualified personnel could hinder the combined company’s ability to implement its business strategy and harm its business.

The markets the combined company will seek to serve are highly competitive and many of its competitors have much greater resources.

      Competition in the information technology services industry is intense and is expected to increase. Many of the combined company’s competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than either Verso or Telemate.Net. Additionally, there are relatively few barriers to entry in our business that would prevent new competitors from entering our industry. We may not be able to compete effectively and, if we do not, the combined company’s financial condition and results of operations will be materially and adversely affected. Also, although the trend is moving toward outsourcing, most of Verso’s current clients, and the combined company’s prospective clients, have internal operations departments and could choose to satisfy their network management needs through internal resources rather than by outsourcing them to third-party service providers such as Verso or the combined company. The decision by clients or prospective clients to rely on their own operations departments could have a material adverse affect on the business, results of operations and financial position of the combined company.

The combined company’s success depends on its ability to keep up with rapid technological developments and evolving industry standards.

      The Internet is characterized by rapidly changing technology, evolving industry standards, and frequent new service and product announcements, introductions and enhancements. The combined company’s future success will depend on our ability to adapt our services to rapidly changing technologies and evolving industry standards, to continually improve the performance, features and reliability of our services and to ensure the continued compatibility of our services with products, services and architectures offered by various vendors or any prevailing standard. If we do not keep up with those changes, the combined company’s business may suffer.

Intellectual property infringement claims against the combined company, even those without merit, could require it to enter into costly licenses or deprive it of technology it needs.

      Our industry is technology intensive. As the number of software products in the combined company’s target markets increases and the functionality of these products further overlaps, third parties may claim that the technology we develop or license infringes their proprietary rights. Telemate.Net recently received a letter from a competitor alleging that Telemate.Net has infringed on its patent rights. Telemate.Net has done a preliminary assessment of such claim and does not believe that it is infringing the competitor’s patent; however, any infringement claims, even those without merit, could require us to pay damages or settlement amounts or could require us to develop non-infringing technology or enter into costly royalty or licensing agreements to avoid service implementation delays. Any litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of litigation and the resulting distraction of our management resources could adversely affect our results of operations. If successful, a claim of product infringement could deprive the combined company of the technology it requires altogether.

Failure to protect our intellectual property rights could have a material adverse effect on our business.

      Our success depends in part upon the protection of our proprietary application software and hardware products. Both Verso and Telemate.Net have taken steps that they believe are adequate to establish, protect and enforce their intellectual property rights; however, neither company owns any patents. We cannot assure you that our efforts to safeguard and maintain our proprietary rights will be adequate. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain to use our products or technology.

      Furthermore, the laws of many foreign countries in which the combined company will do business do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although we have implemented and will continue to implement protective measures in those countries, these efforts may also not be successful. Additionally, even if our U.S. and international efforts are successful, our competitors may independently develop non-infringing technologies that are substantially similar or superior to our technologies.

Telemate.Net has recently adopted a new and unproven business model and is depending on the successful release of its WebFilter product.

      In May 2001, Telemate.Net significantly scaled back operations in an effort to preserve cash and accelerate profitability. The adoption of this new and unproven business model imposes upon the combined company many of the risks inherent in a company with a limited operating history. These risks include the failure of the new business model to allow the combined company to retain existing customers, attract new customers, and maintain customer satisfaction with its products.

      In addition, Telemate.Net released for general availability its new WebFilter product in June 2001. Telemate.Net and the combined company are depending on WebFilter to contribute significantly to future revenues. However, with any new product there are significant factors which may impact future revenues, including:

•	unexpected delays in the introduction of the product;

•	our ability to develop relationships with distributors;

•	market acceptance of the product; and

•	unexpected problems with the product.

      Because of these and additional risks, both known and unknown, we cannot be certain that future revenues generated by this product will meet expectations. Failure of these revenues to develop or the failure of Telemate.Net’s new business model to preserve cash and accelerate profitability would have a material adverse effect on the combined company’s business, results of operations and financial condition.

If our software contains defects, our sales are likely to suffer and we may be exposed to legal claims.

      Our business strategy calls for the development of new products and product enhancements which may from time to time contain defects or result in failures that we did not detect or anticipate when introducing such products or enhancements to the market. In addition, the computer and Internet environments in which our products are used are characterized by a wide variety of standard and non-standard configurations and by errors, failures and bugs in third-party platforms that can impede proper operation of our products. Despite our testing, defects may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers. The occurrence of these defects could result in:

•	product returns;

•	adverse publicity;

•	loss of or delays in market acceptance of our products;

•	delays or cessation of service to our customers; and

•	legal claims by customers against us.

      To the extent that contractual provisions that limit our exposure to legal claims are unenforceable or such claims are not covered by insurance, a successful products liability claim could have a material adverse effect on our business, results of operations and financial condition.

The low price of Verso’s common stock could result in the delisting of Verso’s common stock from The Nasdaq National Market.

      Verso’s common stock is currently quoted on The Nasdaq National Market. We must satisfy Nasdaq’s minimum listing maintenance requirements to maintain our listing on The Nasdaq National Market. Nasdaq listing maintenance requirements include a series of financial tests relating to net tangible assets, public float, number of market makers and shareholders, market capitalization, and maintaining a minimum bid price of $1.00 for shares of our common stock. The minimum bid price of our common stock has recently dropped to under $1.00 per share. If the minimum bid price of our common stock were to remain below $1.00 for 30 consecutive trading days, or if we are unable to continue to meet Nasdaq’s standards for any other reason, our common stock could be delisted from The Nasdaq National Market. If our common stock is delisted from The Nasdaq National Market, the common stock would trade on either The Nasdaq SmallCap Market or on the Over-the-Counter Bulletin Board, both of which are viewed by most investors as less desirable and less liquid marketplaces. Thus, delisting from The Nasdaq National Market could make trading our shares more difficult for investors, leading to further declines in share price. It would also make it more difficult for us to raise additional capital and execute our acquisition strategy. In addition, we would incur additional costs under state blue sky laws to sell equity if our common stock is delisted from The Nasdaq National Market.

Risks Related to Verso as a result of acquiring NACT.

Verso intends to leverage the strengths of both Verso and NACT to enter the market for softswitch-based solutions. This market is highly competitive, and the combined company may not be able to successfully compete.

      Verso believes there is a significant growth opportunity in providing softswitch-based solutions to communications service providers. Verso believes that, with the acquisition of NACT, Verso will be well positioned to succeed in leveraging this opportunity based on its current core competencies in developing solutions for communication service providers. However, because of the intense competition in the market and the recent introduction of this technology, there can be no assurance that Verso will succeed in this evolving marketplace. Although Verso intends to penetrate a niche market within the network convergence technologies sector, it may be unsuccessful in competing against larger competitors in the market who have greater financial, operating and human resources and possess greater experience in this marketplace than does Verso.

The combined company’s success will depend in part on the deployment by NACT of its voice over Internet protocol (VoIP) product, which is scheduled for release in 2001.

      Verso believes that NACT’s VoIP product has significant revenue potential. Delays in deployment of this product or lack of acceptance of the VoIP product in the marketplace after its deployment could have an adverse effect on the business, results of operations and financial condition of the combined company.

The proprietary rights to the VoIP product may not be adequately protected against infringement.

      NACT has pending several patent applications related to its VoIP product. There can be no assurance that these patents will be issued. Even if these patents are issued, the limited legal protection afforded by patent, trademark, trade secret and copyright laws may not be sufficient to protect the combined company’s proprietary rights to the VoIP product.

NACT may be obligated to indemnify customers who purchased NACT equipment used to provide pre-paid calling card services against claims of patent infringement.

      NACT has settled a claim against it which alleged patent infringement related to its equipment used to provide pre-paid calling card services. When NACT sold this equipment to its customers, NACT agreed to indemnify the customers from claims made against them by third parties for patent infringement related to such equipment. The terms of the settlement of the patent infringement claim against NACT did not eliminate NACT’s indemnification obligation to its customers. If NACT is required to make any payments in respect of its indemnification obligations, it could have an adverse effect on the business, results of operations and financial condition of the combined company.

FORWARD-LOOKING STATEMENTS

      This document, including the sections titled “Summary,” “Risk Factors,” “The Telemate.Net Merger — Reasons for the Telemate.Net Merger,” “The Telemate.Net Merger — Recommendations of the Verso and Telemate.Net Boards” and other sections, contains statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding intent, belief or current expectations about matters (including statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words). Forward-looking statements are also statements that are not statements of historical fact. Because these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. These factors include, among others:

•	our ability to grow and manage the combined business until our operations are cash flow positive and our ability to fund continuing operating losses and capital requirements until operations are generating cash;

•	our ability to successfully access the capital markets to fund the growth of our business and continuous development of proprietary products;

•	trends for the continued growth of the business of Verso and Telemate.Net;

•	our ability to enhance and diversify revenue and earnings growth;

•	our ability to successfully market existing products and services, which may be adversely impacted by competition;

•	our ability to integrate the two businesses and subsequent mergers and acquisitions;

•	our ability to successfully develop and market new products and services;

•	our ability to expand our market for existing products and services;

•	the effects of our accounting policies and general changes in generally accepted accounting practices;

•	general economic and business conditions; and

•	other risks and uncertainties included in the section titled “Risk Factors.”

COMPARATIVE MARKET PRICES AND DIVIDENDS

      Verso common stock is traded on The Nasdaq National Market under the symbol “VRSO.” Telemate.Net common stock is traded on The Nasdaq National Market under the symbol “TMNT.” The following table presents the per share historical high and low sale prices of Verso common stock and Telemate.Net common stock for the periods indicated. The stock prices do not include retail mark-ups, mark-downs or commissions. Neither Verso nor Telemate.Net paid any dividends on its common stock during these periods. After the Telemate.Net merger, we intend to retain any earnings to finance the development of our business and, consequently, may never pay cash dividends. In addition, our bank line of credit prohibits the payment of dividends.

	Verso		Telemate.Net
	Common Stock		Common Stock

	High	Low	High	Low

1999

First Quarter	$6.125	$3.813	$—	$—

Second Quarter	5.000	3.375	—	—

Third Quarter	4.438	3.125	14.188	14.000

Fourth Quarter	9.500	3.375	20.938	12.000

2000

First Quarter	19.750	7.625	16.375	9.375

Second Quarter	13.750	4.125	10.250	3.094

Third Quarter	6.563	3.750	3.250	1.719

Fourth Quarter	5.125	1.063	2.500	0.500

2001

First Quarter	2.250	0.688	1.625	0.750

Second Quarter	1.690	0.469	2.000	0.906

Third Quarter (through July 31, 2001)	1.240	0.760	1.940	1.200

      On May 4, 2001, the last full trading day before the execution of the Telemate.Net merger agreement was publicly announced, the reported closing sales price of Verso common stock on The Nasdaq National Market was $1.40 per share, and the reported closing sales price of Telemate.Net common stock on The Nasdaq National Market was $1.15 per share. On              , 2001, the last full trading day for which information was available before this document was printed and mailed, the reported closing sales price of Verso common stock on The Nasdaq National Market was $     per share, and the reported closing sales price of Telemate.Net common stock on The Nasdaq National Market was $     per share.

      On May 29, 2001, there were 3,762 holders of record of Verso common stock and approximately 4,075 holders of record of Telemate.Net common stock.

THE TELEMATE.NET MERGER

      The discussion below sets forth the material information concerning the Telemate.Net merger and the Telemate.Net merger agreement. A copy of the Telemate.Net merger agreement is attached to this document as Appendix A. All shareholders are urged to read the Telemate.Net merger agreement in its entirety.

Overview

      We are furnishing this document to Verso shareholders and Telemate.Net shareholders in connection with the solicitation of proxies for use at the Verso and Telemate.Net annual shareholder meetings.

Verso Proposals

      At the Verso annual meeting, holders of Verso common stock will be asked to vote on:

•	the Telemate.Net merger proposal;

•	the election of eight nominees to Verso’s board of directors to serve until the expiration of their terms and until their successors are elected and qualified;

•	an amendment to Verso’s restated articles of incorporation to increase the number of authorized shares of Verso common stock;

•	an amendment to Verso’s stock incentive plan to increase the number of shares of Verso common stock underlying the plan and to remove the restriction on the exercise price of “non-qualified” options that may be granted under the plan; and

•	the ratification of indemnification agreements with Verso’s directors and officers at the level of Vice President and above.

The Telemate.Net merger will not be completed unless Verso’s shareholders approve the Telemate.Net merger proposal and the proposal to increase the number of authorized shares of Verso common stock.

Telemate.Net Proposals

      At the Telemate.Net annual meeting, holders of Telemate.Net common stock will be asked to vote on:

•	the Telemate.Net merger proposal; and

•	the election of two nominees to Telemate.Net’s board of directors to serve until the earlier of the expiration of their terms or, if the Telemate.Net merger is approved, the consummation of the Telemate.Net merger.

The Telemate.Net merger will not be completed unless Telemate.Net’s shareholders approve the Telemate.Net merger proposal, which includes approval of the Telemate.Net merger agreement and the Telemate.Net merger.

      The Telemate.Net merger agreement provides that a wholly-owned subsidiary of Verso will be merged with and into Telemate.Net. Telemate.Net will be the surviving corporation and will become a wholly-owned subsidiary of Verso. In the Telemate.Net merger, each outstanding share of Telemate.Net common stock will be converted into the right to receive its pro rata portion (based on all outstanding shares of Telemate.Net common stock and vested in-the-money options at the effective time of the merger) of shares of Verso common stock valued at $30.0 million, which shares will be valued at $1.15 per share in accordance with the terms of the Telemate.Net merger agreement. Additionally, the aggregate merger consideration is subject to the adjustments set forth in “The Telemate.Net Merger Agreement — Merger Consideration” which include a dollar-for-dollar reduction in the event that Telemate.Net has less than $20.0 million in unrestricted cash at the closing of the Telemate.Net merger after restructuring charges and transaction expenses. See Appendix A-2 to this joint proxy statement/prospectus for examples of the exchange ratio based on changes in the trading price of Verso common stock and Telemate.Net’s available cash at closing.

Background of the Telemate.Net Merger

      The provisions of the Telemate.Net merger agreement are a result of arm’s length negotiations conducted among various representatives of Verso and Telemate.Net and their respective legal and financial advisors. The following is a summary of the meetings, negotiations and discussions between the parties that preceded the execution of the Telemate.Net merger agreement.

      In September 2000, Scott Kimball, a mutual acquaintance of Janet Van Pelt, Chief Financial Officer of Telemate.Net, and Steven A. Odom, Chairman and Chief Executive Officer of Verso, suggested to Ms. Van Pelt and to Mr. Odom that there might be potential synergies between Telemate.Net and Verso meriting exploration.

      Mr. Kimball arranged a meeting that was held on October 24, 2000 with Ms. Van Pelt, Mr. Odom, James M. Logsdon, President and Chief Operating Officer of Verso, and Juliet M. Reising, Executive Vice President and Chief Financial Officer of Verso, to explore these possible synergies further. At this meeting, the Verso representatives and Ms. Van Pelt generally discussed each company’s products and strategies and the possible benefits of a business combination. The parties agreed to reflect upon the discussions and to consider pursing the matter further but made no firm commitments or arrangements to do so. Both companies had other priorities at the time and put off further discussions.

      On November 6, 2000, Telemate.Net’s board of directors met to discuss a range of strategic alternatives, including the possible sale of Telemate.Net, and authorized management to commence discussions with investment banking firms to assess the potential for finding strategic partners and for possible engagement to assist Telemate.Net in evaluating the strategic alternatives available to it. At this meeting, Ms. Van Pelt and Richard L. Mauro, Telemate.Net’s Chief Executive Officer and President, who had been briefed by Ms. Van Pelt prior to the board meeting, apprised Telemate.Net’s board of directors of Ms. Van Pelt’s meeting on October 24, 2000 with the Verso representatives.

      On December 21, 2000, Telemate.Net’s board of directors authorized the engagement of The Robinson-Humphrey Co., LLC to act as Telemate.Net’s exclusive financial advisor in evaluating a range of strategic alternatives, including the possible sale of Telemate.Net. After the terms of the engagement had been negotiated and agreed upon, Telemate.Net engaged Robinson-Humphrey on January 9, 2001 and Telemate.Net publicly announced the engagement of Robinson-Humphrey on January 10, 2001. Telemate.Net’s management and Robinson-Humphrey then began the process of identifying potential merger partners and preparing materials describing Telemate.Net’s business.

      Throughout January and February, 2001, Robinson-Humphrey solicited indications of interest from potential merger partners in a possible business combination with Telemate.Net. Robinson-Humphrey contacted 95 companies and distributed financial and operating information relating to Telemate.Net to 21 interested parties, including Verso, all of which had previously executed non-disclosure agreements. Verso received Telemate.Net’s financial and operating information on or about February 20, 2001.

      Between February 23, 2001 and April 3, 2001, Telemate.Net’s management met, either in person or telephonically, with eight of the interested companies and provided further information to enable these companies to finalize their evaluations of Telemate.Net. David Couchman, the non-executive Chairman of Telemate.Net’s board of directors, represented Telemate.Net’s board of directors at many of these meetings. All the members of Telemate.Net’s board of directors were kept informed of the status of these meetings throughout the process of identifying potential merger partners through both informal telephone conversations and formal board meetings held on January 29, 2001, February 5, 2001, and March 23, 2001. Representatives from Robinson-Humphrey participated in each of these board of directors meetings.

      On February 23, 2001, Mr. Mauro, Ms. Van Pelt and representatives from Robinson-Humphrey met with the following Verso executives: Mr. Odom; Ben Cowart, Vice President of Strategies & Initiatives; K.P. Reddy, Vice President of Operations; and Denise Grey, Chief Marketing Officer. The Verso executives extensively briefed Mr. Mauro, Ms. Van Pelt and the representatives of Robinson-Humphrey on Verso’s business, including its organizational history, historic and target customers, historic and planned product offerings, recent acquisitions, potential acquisitions and financial projections. The presentation was followed by a general discussion about the possible synergies arising from a business combination of Telemate.Net and Verso.

      During March 2001, Verso began to consider the acquisition of NACT. NACT is a provider of advanced telecommunications switching platforms with integrated applications software and network telecommunications capabilities. NACT is also developing “soft switching” technology that permits voice over IP. During the later portion of March 2001 and early April 2001, Verso began negotiating the acquisition of NACT with World Access, Inc., the ultimate parent of NACT. Although the terms of the NACT acquisition were not finalized until June 4, 2001, it became increasingly clear to Verso that it would need a significant amount of cash to complete the proposed acquisition of NACT.

      On March 8, 2001, Ms. Grey and Mr. Reddy met with Telemate.Net’s technical personnel to further investigate Telemate.Net’s technology and products and to assess Verso’s ability to deploy Telemate.Net’s products to Verso’s current customer base and to integrate Telemate.Net’s technology into Verso’s products.

      On March 20, 2001, Messrs. Odom, Logsdon, Cowart and Reddy and Ms. Grey, together with other Verso management personnel, met with Messrs. Mauro and Couchman and Ms. Van Pelt, together with other Telemate.Net management personnel, to further explore possible synergies between the two companies. Mr. Odom discussed his strategy for Verso’s business, specifically his intention to acquire applications which Verso could leverage based on its current core competencies and which fit with the emerging market for “softswitching” technology that permits voice over IP. Mr. Logsdon gave an overview of Verso’s operations. The group then discussed the potential synergies between the two companies.

      On March 23, 2001, Ms. Grey met with members of Telemate.Net’s senior management, including Messrs. Couchman and Mauro and Ms. Van Pelt, together with other management personnel. Ms. Grey discussed in detail the businesses of Verso’s predecessor companies and mapped the evolution of Verso’s business from its inception to its current configuration and then discussed Verso’s future strategies.

      On March 27, 2001, Verso submitted to Telemate.Net and its legal and financial advisors a preliminary term sheet outlining a proposed transaction in which Verso would acquire Telemate.Net in a merger transaction and would also acquire NACT in a contemporaneous transaction.

      On March 28, 2001, Murali Anantharaman, a non-employee director of Telemate.Net, met with Mr. Mauro and Ms. Van Pelt for a detailed briefing on Verso and its business.

      On March 28, 2001, Ms. Reising and Mr. Logsdon also met with Mr. Mauro and Ms. Van Pelt to continue their mutual financial due diligence. Mr. Mauro and Ms. Van Pelt discussed the basis for the projections included in the Telemate.Net financial information, anticipated operational changes since the financial information was prepared and the potential financial impact on Telemate.Net of these changes, and answered additional questions about Telemate.Net’s financial records and operations.

      On March 29, 2001, Mr. Cowart met with members of Telemate.Net’s senior management, including Messrs. Couchman and Mauro and Ms. Van Pelt, together with other management personnel, to discuss the evolution of the telecommunications marketplace, the convergence of transport and applications with the emergence of voice over IP technology, such as so-called “softswitches”, and related technologies, as well as the strategic opportunities being pursued by Verso in that market.

      On March 30, 2001, Messrs. Odom and Logsdon and Ms. Reising met with Mr. Mauro and Ms. Van Pelt to further refine Verso’s proposal regarding a business combination. These refinements included providing for merger consideration of approximately $30.0 million in shares of Verso common stock. The Verso shares to be issued in the transaction would be valued over an agreed upon period of time and Telemate.Net would be required to have a minimum cash amount available at the closing of the business combination, although Verso and Telemate.Net understood that a portion of Telemate.Net’s cash would be used to assist Verso in acquiring NACT. The remainder of Telemate.Net’s required cash at closing was intended to be used to off-set the operating losses and expenses of the combined company.

      During April 2001, Verso and Telemate.Net began to negotiate the terms of a preferred stock purchase agreement whereby Telemate.Net would purchase newly issued shares of Verso preferred stock and Verso would use the proceeds from the sale of these shares to fund a portion of the purchase price for NACT. The preferred stock purchase transaction was designed to permit Verso to acquire NACT before the completion of the Telemate.Net merger.

      On or about April 2, 2001, representatives from Robinson-Humphrey contacted the other companies that had expressed interest in a possible business combination with Telemate.Net and requested such companies to present a term sheet or formal offer by April 5, 2001.

      On April 3, 2001, Ms. Van Pelt and Mr. Mauro discussed with Ms. Reising and Mr. Logsdon a revised business plan which reflected additional cost reductions planned by Telemate.Net and the further savings which would result from a potential business combination.

      On April 4, 2001, Telemate.Net’s board of directors met with representatives of its financial and legal advisors to discuss Verso’s proposal. Messrs. Odom and Logsdon and Ms. Reising also attended this meeting, discussed Verso’s business and its future prospects and were then excused from the meeting. Thereafter, Mr. Mauro and Ms. Van Pelt briefed Telemate.Net’s board of directors on the discussions to date with Verso, including the status of negotiations relating to the financial terms for a business combination. Representatives of Robinson-Humphrey then reviewed in detail the contacts with other parties to date and other proposals received or expected to be received. Mr. Mauro and Ms. Van Pelt then presented a summary of the range of expected potential outcomes to Telemate.Net shareholders from the available alternatives, including a liquidation of the company and distribution to its shareholders. Representatives of Morris, Manning & Martin, LLP, legal counsel to Telemate.Net, then discussed with Telemate.Net’s board of directors their legal and fiduciary duties with respect to any possible merger. Telemate.Net’s board of directors thereupon concluded after lengthy deliberations that continuing to negotiate the proposed business combination with Verso was in the best interests of Telemate.Net and its shareholders. Accordingly, Telemate.Net’s board of directors authorized senior management to continue to negotiate the merger consideration and other material terms of a business combination with Verso and, upon achieving agreement in principle on these terms, to present such terms to the board of directors for further discussion.

      At various times throughout the month of April, Mr. Odom orally advised Verso’s board of directors on the proposed business combination with Telemate.Net and the possible acquisition of NACT.

      From April 5 through April 12, 2001, Mr. Mauro and Ms. Van Pelt, together with representatives of Robinson-Humphrey, met, either in person or telephonically, on a number of occasions, with Messrs. Odom and Mr. Logsdon and Ms. Reising to negotiate the remaining terms of the proposed business combination and a possible $10.0 million purchase by Telemate.Net of shares of a new class of Verso preferred stock prior to closing of the proposed merger in order to help fund the acquisition of NACT by Verso.

      On April 16, 2001, Mr. Mauro and Ms. Van Pelt, together with representatives of Robinson-Humphrey, met with Mr. Logsdon and Ms. Reising to review in detail Verso’s financial projections.

      On April 20, 2001, Messrs. Odom and Logsdon and Ms. Reising met with Mr. Mauro and Ms. Van Pelt to further negotiate and discuss the terms of the proposed business combination, including the relationship between the proposed business combination and the acquisition of NACT being pursued by Verso. Based on these discussions, Verso and Telemate.Net agreed that the acquisition of NACT should not be a condition to the completion of the proposed business combination.

      On April 25 and 26, 2001, Ms. Reising and Ms. Van Pelt participated in conference calls to further refine the terms of the proposed business combination.

      On April 27, 2001, Telemate.Net’s board of directors met telephonically to discuss the merits of unlinking Verso’s strategic acquisition from the proposed business combination with Telemate.Net. After discussing the advantages and disadvantages of both transaction structures, Telemate.Net’s board of directors determined to continue to pursue a business combination with Verso and instructed Telemate.Net’s management to move forward in negotiating the proposed business combination independent of the possible acquisition of NACT by Verso, including commencing preparation of a definitive merger agreement, preferred stock purchase agreement and other related agreements.

      On or about April 27, 2001, Mr. Odom telephonically advised Verso’s board of directors of the status of the negotiations with Telemate.Net.

      On April 27, 2001, Verso also formally engaged C.E. Unterberg, Towbin to act as its financial advisor in connection with the proposed business combination, and Rogers & Hardin LLP, counsel to Verso, delivered a draft of the proposed merger agreement and related documents to Telemate.Net and its legal counsel. C.E. Unterberg Towbin met with Mr. Mauro on April 30, 2001 as part of its review of Telemate.Net.

      From April 29 to May 2, 2001, Ms. Van Pelt, Ms. Reising and legal and financial advisors to Telemate.Net and Verso participated in numerous conference calls to discuss and finalize the terms of the definitive merger agreement and related documents. Each of Verso and Telemate.Net also facilitated the review by the other of their respective audit work papers with the assistance of representatives of KPMG LLP, auditors for both Verso and Telemate.Net.

      On May 3, 2001, Telemate.Net’s board of directors held a special meeting, which was attended by all the members of the board, to review the terms of the proposed business combination. Representatives of Robinson-Humphrey reviewed the financial analyses they had prepared in connection with their evaluation of the fairness, from a financial point of view, of the proposed merger consideration, and rendered their oral and written opinion to the effect that, as of May 3, 2001, and subject to the assumptions and limitations set forth therein, the merger consideration offered in the proposed transaction was fair to Telemate.Net shareholders from a financial point of view. Representatives of Morris, Manning & Martin, LLP again reviewed with Telemate.Net’s board of directors its legal and fiduciary duties in connection with the proposed business combination and discussed in detail the terms of the most recent draft of the merger agreement and related documents, which Telemate.Net’s board of directors had received the previous day. The board of directors discussed the terms of the merger agreement and related documents, including the termination fee set forth in the Telemate.Net merger agreement, which the board viewed as advantageous to Telemate.Net.

      After further deliberation, Telemate.Net’s board of directors unanimously determined that the merger and merger agreement were advisable and fair to, and in the best interests of, Telemate.Net’s shareholders and approved the merger, the merger agreement, the transactions contemplated by the merger agreement, and the related documents, including the preferred stock purchase agreement. Telemate.Net’s board of directors unanimously resolved to call an annual meeting of Telemate.Net shareholders to approve the merger and to adopt and approve the merger agreement and resolved to recommend that shareholders of Telemate.Net vote in favor of adoption and approval of the merger agreement and approval of the merger.

      Also on May 3, 2001, Verso’s board of directors held a special telephonic meeting, which was attended by all the members of the board, to review the terms of the proposed business combination. Representatives of C.E. Unterberg, Towbin reviewed the financial analyses they had prepared in connection with their evaluation of the fairness, from a financial point of view, of the proposed exchange ratio and rendered their oral opinion to the effect that, as of May 3, 2001, and subject to the assumptions and limitations set forth therein, the exchange ratio was fair to Verso from a financial point of view. Representatives of Rogers & Hardin LLP reviewed with Verso’s board of directors the terms of the most recent draft of the merger agreement and related documents, including the significant and potential effects of the termination fee, which the board viewed (on balance) as advantageous to Verso in that it seeks to protect the proposed merger from competing transactions.

      After further deliberation, Verso’s board of directors unanimously determined that the merger, merger agreement and related documents were advisable and fair to, and in the best interests of, Verso’s shareholders and approved the merger, the merger agreement, the transactions contemplated by the merger agreement, and the related documents, including the preferred stock purchase agreement. Verso’s board of directors unanimously resolved to call an annual meeting of shareholders to approve the share issuance in the merger and the related transactions and resolved to recommend that the Verso shareholders vote in favor of the share issuance in the merger and the related transactions.

      On May 4, 2001, C.E. Unterberg, Towbin delivered to Verso its written opinion to the effect that, as of May 4, 2001, and subject to the assumptions and limitations set forth therein, the exchange ratio was fair to Verso from a financial point of view.

      During the evening of May 4, 2001, based on the results of the meetings of the boards of directors of Verso and Telemate.Net, Verso and Telemate.Net executed and delivered the merger agreement and related documents. Before the opening of business on May 7, 2001, the first business day following the execution of the merger agreement and related documents, each of Verso and Telemate.Net issued a press release announcing the proposed merger.

      During the latter portion of May 2001, Verso was negotiating with World Access, which (together with WA Telcom, NACT’s immediate parent) had filed for bankruptcy protection on April 24, 2001, the final terms of Verso’s proposed acquisition of NACT. In these final negotiations, World Access would not agree to Verso’s agreement to purchase NACT being subject to a financing contingency or providing for a sufficient period of time following Bankruptcy court approval of the transaction and the required closing date to permit Verso to secure the balance of the purchase price. As such, Verso approached Telemate.Net to determine whether Telemate.Net would be willing to amend the preferred stock purchase agreement to provide that Telemate.Net would purchase $15.0 million of Verso’s Series B Preferred Shares at a single closing instead of $10.0 million of Verso’s Series B Preferred Shares in multiple closings, to which Telemate.Net had originally agreed. This change would permit Verso to fund the entire portion of the NACT purchase price due at the closing of that acquisition without the need for a financing contingency or other special provision in the NACT acquisition agreement.

      Telemate.Net agreed to the modification proposed by Verso, and thereafter, Verso and Telemate.Net began to negotiate the first amendment to the merger agreement. The first amendment would change the merger consideration contained in the Telemate.Net merger agreement to reflect the changed cash position of Telemate.Net that would result from its purchase of the additional Verso Series B Preferred Shares and to take into account several cash requirements of Telemate.Net prior to the anticipated completion of the Telemate.Net merger. Specifically, the first amendment to the merger agreement would amend the minimum cash amount Telemate.Net would be required to have at the closing of the merger by:

•	Reducing the minimum cash amount, dollar-for-dollar, up to $500,000, for each dollar of (a) cash proceeds payable upon the exercise of in-the-money options to purchase Telemate.Net common stock which options terminate on or before December 31, 2001, (b) the proceeds payable to Telemate.Net pursuant to an agreement entered into prior to the completion of the merger to sell any of its assets before December 31, 2001, and (c) the proceeds payable to Telemate.Net on or before December 31, 2001, arising out of the sales of its products or services to the extent such sales would cause Telemate.Net to exceed its revenue projections for the year ending December 31, 2001; and

•	Increasing the minimum cash amount to include the (a) the first $500,000 of unpaid expenses and fees of Robinson-Humphrey, Telemate.Net’s financial advisor, related to the merger, and (b) 50% of such fees over $500,000.

      The first amendment to the merger agreement would also reduce the merger consideration, dollar-for-dollar, up to a maximum of $1.0 million, if a recently alleged patent infringement claim against Telemate.Net is determined to have a material adverse effect on Telemate.Net’s business.

      Mr. Odom orally updated each of the Verso directors on the discussions regarding amending the Telemate.Net merger agreement and the Series B Preferred Stock Purchase Agreement. Thereafter, on May 24, 2001, Verso’s board of directors approved the proposed amendments by written consent in lieu of a meeting and authorized Verso’s officers to execute and deliver to Telemate.Net the first amendment to the merger agreement and the first amendment to the Series B Preferred Stock Purchase Agreement.

      At a telephonic meeting of Telemate.Net’s board of directors on May 24, 2001, Telemate.Net’s management updated the directors on the proposed amendments to the merger agreement and the Series B Preferred Stock Purchase Agreement. After extensive discussion, Telemate.Net’s board of directors unanimously approved the amendment to the merger agreement modifying the merger consideration and authorized its officers to execute and deliver to Telemate.Net the first amendment to the merger agreement and the first amendment to the Series B Stock Purchase Agreement.

      While the boards of directors of Verso and Telemate.Net considered the fact that their respective financial advisors rendered fairness opinions on the terms of the original merger agreement, and not the amended merger agreement, neither board believed that the modifications to the merger agreement made by the first amendment materially changed the fundamental economic terms of the Telemate.Net merger.

      Verso and Telemate.Net executed the first amendment to the merger agreement and the first amendment to the Series B Preferred Stock Purchase Agreement on June 1, 2001. The first amendment to the Telemate.Net merger agreement is set forth as Appendix A-1 to this document.

Reasons for the Telemate.Net Merger

  Verso’s Reasons for the Telemate.Net Merger

      Verso’s board of directors unanimously approved the Telemate.Net merger proposal. The decision by Verso’s board of directors was based on several potential benefits of the Telemate.Net merger that it believes will contribute to the future success of the combined company. These potential benefits include:

•	the increased capital and enhanced flexibility to acquire additional proprietary products, (specifically, that the cash made available to Verso through the Telemate.Net transaction allowed the companies to complete the acquisition of NACT, which acquisition is beneficial to Verso because NACT’s operations are cash flow positive, NACT’s products yield higher margins than that of the software Verso was reselling and NACT’s technology is complementary to Telemate.Net’s offerings);

•	the ability of Telemate.Net’s newer products to enhance Verso’s data communications market offering, a feature critical in developing new applications for the converged communications market and key to Verso’s entry into the softswitch and next generation networks marketplace;

•	the application development competencies of Telemate.Net, the scalability of those applications, and the ability to leverage those competencies to advance Verso’s unified messaging development efforts;

•	Telemate.Net’s legacy products and their adoption in the telecommunications market, a market targeted by Verso;

•	the enhanced potential for earnings and revenue growth as a result of combining the two companies’ complementary core competencies; and

•	potential cost savings through the consolidation of facilities and elimination of duplicative costs.

  Telemate.Net’s Reasons for the Telemate.Net Merger

      Telemate.Net’s board of directors has determined that the terms of the Telemate.Net merger and the Telemate.Net merger agreement are in the best interests of Telemate.Net and its shareholders. Accordingly, Telemate.Net’s board of directors unanimously approved the Telemate.Net merger agreement and the consummation of the Telemate.Net merger. In reaching its decision, Telemate.Net’s board of directors identified several potential benefits of the Telemate.Net merger, the most important of which included:

•	the synergy between the products, technology and markets of the companies, and the potential for the combination of Telemate.Net’s application technology and Verso’s customer base and strategic direction to create significant benefits and long-term value to shareholders;

•	the combined company’s potential to be a market leader in providing enhanced next-generation communications applications and services;

•	the fact that the exchange ratio represents a significant premium for Telemate.Net based upon the exchange ratio for the Telemate.Net merger and the closing stock price of Verso common stock prior to the public announcement of the merger;

•	the opportunity for Telemate.Net shareholders to participate in future growth in value of the combined company as shareholders of Verso following the Telemate.Net merger;

•	the fact that the combined company will have a stronger base of recurring revenue than Telemate.Net on a stand-alone basis; and

•	the fact that by combining with Verso, Telemate.Net’s shareholders will be afforded increased trading liquidity for their investment.

Factors Considered by the Boards of Directors

      Each of our boards of directors, in reaching its decision on the Telemate.Net merger, also considered a number of other factors, which are set forth below:

•	the potential benefits to be derived from a combination of the two companies described under “— Reasons for the Telemate.Net Merger” and the risks described under “Risk Factors”;

•	the strategic and financial alternatives available to each of us;

•	the terms of the Telemate.Net merger agreement;

•	the current and prospective economic and competitive environment facing each company;

•	the fairness opinions of our respective financial advisors and the financial presentations made by our respective financial advisors to our respective boards of directors in connection with the delivery of their opinions;

•	the likely impact of the Telemate.Net merger on each company’s employees and customers;

•	the interests of officers and directors of each company in the Telemate.Net merger, as described under “Interests of Directors and Officers in the Telemate.Net Merger”;

•	our respective obligations to pay termination fees under the circumstances described in the Telemate.Net merger agreement and the impact that the termination fees may have on potential third-party acquirers;

•	the qualification of the Telemate.Net merger as a tax-free transaction for United States federal income tax purposes (except for tax resulting from any cash received for fractional shares by the holders of Telemate.Net common stock) and the expected accounting treatment as a purchase;

•	our review, based in part on presentations by our respective financial advisors and the due diligence review of each other, of the financial condition, results of operations, businesses and prospects of each of the companies before and after giving effect to the merger transaction and the determination of the merger transaction effect on shareholder value; and

•	the current market conditions for technology stocks, historical market prices of Telemate.Net and Verso common stock, price volatility and trading information.

      Verso’s board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the Telemate.Net merger, including:

•	the risk that the potential benefits (including the expected $20.0 million in cash) and synergies of the Telemate.Net merger may not be realized;

•	the possibility that the Telemate.Net merger may not be consummated, even if approved by Verso’s and Telemate.Net’s shareholders;

•	the risk that another company might make a more favorable offer for Telemate.Net, potentially increasing the price paid by Verso if Verso was ultimately successful in its bid to acquire Telemate.Net or otherwise causing Verso to expend resources in pursuing the Telemate.Net merger, especially given the delay between the execution of the Telemate.Net merger agreement and the completion of the Telemate.Net merger;

•	the possibility that Telemate.Net key employees would not choose to remain employed by the combined company;

•	the risk of management and employee disruption associated with merging two organizations, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company, especially given the competition for quality personnel in the industry; and

•	the other risks described in this document under the section titled “Risk Factors.”

      Verso’s board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential advantages of the Telemate.Net merger.

      Telemate.Net’s board of directors also considered a variety of risks and potentially negative factors in its deliberation concerning the Telemate.Net merger, including:

•	the irreversible nature of the Telemate.Net merger;

•	the fact that the value of the Verso common stock for purposes of determining the number of shares of Verso common stock issuable in the Telemate.Net merger is based on a 20 consecutive trading day period ending May 17, 2001, and will not change with increases or decreases in the market price of either company’s stock before the closing of the Telemate.Net merger;

•	the effect of the public merger announcement on Telemate.Net’s sales and operating results and the risk of market confusion and potential delay or reduction in orders, and the further possibility that such factors could negatively impact Telemate.Net’s ability to meet the $20 million minimum cash requirement and reduce the value of the transaction to its shareholders;

•	the possibility that in the event Telemate.Net invested in Verso preferred stock and the Telemate.Net merger was not consummated, Telemate.Net’s liquidity and ability to attract another merger partner could be negatively impacted;

•	the risk that the Telemate.Net merger could adversely affect Telemate.Net’s relationship with some of its customers or potential customers and strategic partners;

•	the risk that anticipated benefits of the Telemate.Net merger for Telemate.Net shareholders may not be realized as a result of potential difficulties in integrating the operations, management and corporate cultures of Verso and Telemate.Net;

•	the significant costs involved in consummating the Telemate.Net merger;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the Telemate.Net merger;

•	the risk that the Telemate.Net merger would not be consummated and that, under some circumstances, Telemate.Net could be required to pay a termination fee to Verso; and

•	the other risks described in this document under the section titled “Risk Factors.”

      Telemate.Net’s board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential advantages of the Telemate.Net merger.

      This discussion of the information and factors considered by our boards of directors is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with their respective evaluations of the Telemate.Net merger and the complexity of these matters, our boards of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, our boards of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to their ultimate determination, but rather each board conducted an overall analysis of the factors described above, including discussions with and questioning of our respective management teams and legal and financial advisors. In considering the factors described above, individual members of our boards of directors may have given different weight to different factors.

      There can be no assurance that any of the potential savings, synergies or opportunities considered by our boards of directors or an increase in shareholder value actually will be achieved through consummation of the Telemate.Net merger. See “Risk Factors.”

Recommendations of the Verso and Telemate.Net Boards of Directors

  Verso

      Verso’s board of directors unanimously recommends that the holders of Verso common stock vote “FOR” approval of the Telemate.Net merger proposal.

  Telemate.Net

      Telemate.Net’s board of directors unanimously recommends that the holders of Telemate.Net common stock vote “FOR” approval of the Telemate.Net merger proposal.

Opinion of Verso’s Financial Advisor

      C.E. Unterberg, Towbin, Verso’s financial advisor, has rendered a written opinion, dated as of May 4, 2001, to Verso’s board of directors as to the fairness, from a financial point of view, to Verso of the exchange ratio in the Telemate.Net merger. The full text of the written opinion of C.E. Unterberg, Towbin is attached to this document as Appendix B. We encourage you to read the entire opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by C.E. Unterberg, Towbin in rendering its opinion. The opinion of C.E. Unterberg, Towbin is directed to Verso’s board of directors and does not constitute a recommendation to any shareholder with respect to any matter relating to the Telemate.Net merger.

Opinion of Telemate.Net’s Financial Advisor

      The Robinson-Humphrey Company, LLC, Telemate.Net’s financial advisor, has rendered a written opinion, dated as of May 3, 2001, to Telemate.Net’s board of directors as to the fairness, from a financial point of view, to the holders of Telemate.Net common stock of the merger consideration in the Telemate.Net merger. The full text of the written opinion of Robinson-Humphrey is attached to this document as Appendix C. We encourage you to read the entire opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Robinson-Humphrey in rendering its opinion. The opinion of Robinson-Humphrey is directed to the Telemate.Net board of directors and does not constitute a recommendation to any shareholder with respect to any matter relating to the Telemate.Net merger.

Opinion of C.E. Unterberg, Towbin

      Pursuant to a letter agreement dated as of April 27, 2001, C.E. Unterberg, Towbin was engaged as Verso’s investment banking and financial advisor to render a fairness opinion to Verso in connection with a potential transaction with Telemate.Net. C.E. Unterberg, Towbin, as part of its investment banking activities, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. At the meeting of the Verso’s board of directors on May 3, 2001, C.E. Unterberg, Towbin rendered its oral opinion that as of that date (and subsequently confirmed in writing as of May 4, 2001), based upon and subject to the various factors and assumptions described in the C.E. Unterberg, Towbin opinion, the exchange ratio provided in the Telemate.Net merger agreement was fair, from a financial point of view, to the common shareholders of Verso.

      C.E Unterberg, Towbin’s opinion, which describes the assumptions made, matters considered and limitations on the review undertaken by C.E. Unterberg, Towbin, is attached as Appendix B to this document. Verso shareholders are urged to, and should, read the C.E. Unterberg, Towbin opinion carefully and in its entirety. The C.E. Unterberg, Towbin opinion is directed to Verso’s board of directors and addresses only the fairness of the exchange ratio from a financial point of view to the holders of shares of Verso common stock as of the date of the opinion. The C.E. Unterberg, Towbin opinion does not address any other aspect of the Telemate.Net merger and does not constitute a recommendation to any holder of Verso common stock as to how to vote at the Verso annual meeting.

      In connection with rendering its opinion, C.E. Unterberg, Towbin reviewed the Telemate.Net merger agreement; analyzed certain publicly available financial statements and other information of Verso and Telemate.Net; analyzed certain internal financial statements and other financial and operating data and financial forecasts for Verso, in each case prepared by Verso’s management; and analyzed certain internal financial statements and other financial and operating data and financial forecasts for Telemate.Net, in each case prepared by Telemate.Net’s management. C.E. Unterberg, Towbin held discussions with members of the senior management of Verso and Telemate.Net regarding the financial information referred to above as well as the strategic rationale for, and the potential benefits of, the Telemate.Net merger and the past and current business operations, financial condition and future prospects of Verso and Telemate.Net. C.E. Unterberg, Towbin reviewed the reported price and trading activity for both Verso’s common stock and Telemate.Net’s common stock, reviewed certain historic operating information provided by Verso and Telemate.Net, compared certain financial information, including market prices and valuation multiples, for Verso and Telemate.Net with similar information for certain other comparable publicly traded companies, reviewed the financial terms, to the extent publicly available, of certain recent business combinations of analytic, reporting and security software companies and performed such other studies and analyses as it considered appropriate.

      For purposes of rendering its opinion, C.E. Unterberg, Towbin assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information reviewed by and discussed with it. In rendering its opinion, C.E. Unterberg, Towbin assumed that the financial forecasts of Verso and Telemate.Net (and, in each case, the assumptions and bases therefor) had been reasonably prepared in good faith and on a basis reflecting the best currently available estimates, assumptions and judgements of the management of Verso and Telemate.Net as to the future financial condition and performance of Verso and Telemate.Net, respectively.

      In providing its opinion, C.E. Unterberg, Towbin assumed, with the consent of the Verso board of directors and without independent verification, that the representations and warranties of the parties in the Telemate.Net merger agreement were true and correct as of that date and that the Telemate.Net merger will have the tax, accounting and legal effects contemplated in the Telemate.Net merger agreement, including, among other things, that the Telemate.Net merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code. C.E. Unterberg, Towbin also assumed that the historical financial statements of Verso and Telemate.Net reviewed by it had been prepared and fairly presented in accordance with generally accepted accounting principles consistently applied. In addition, C.E. Unterberg, Towbin assumed that all conditions to the consummation of the Telemate.Net merger will be fulfilled and that the Telemate.Net merger will be consummated in a timely manner.

      In addition, C.E. Unterberg, Towbin has not made an independent evaluation or appraisal of the assets and liabilities of Verso and Telemate.Net or any of their respective subsidiaries and has not been furnished with any such evaluation or appraisal. C.E. Unterberg, Towbin’s advisory services and opinion were provided for the information and assistance of the board of directors of Verso in connection with its consideration of the Telemate.Net merger, and its opinion is limited to the fairness, from a financial point of view to the common shareholders of Verso, of the exchange ratio provided in the Telemate.Net merger agreement. C.E. Unterberg, Towbin’s opinion does not address the relative merits of the Telemate.Net merger as compared to any alternative business strategy that might be available to Verso nor does its opinion address Verso’s underlying business decision to effect the Telemate.Net merger or constitute a recommendation of the Telemate.Net merger to Verso or its common shareholders. The opinion is not intended as a substitute for the exercise of the business judgment of the board of directors of Verso in reviewing the Telemate.Net merger. Finally, C.E. Unterberg, Towbin’s opinion does not constitute an opinion or imply a conclusion as to the current price per share of Verso common stock or the price at which Verso or Telemate.Net common stock will trade at any future time.

      C.E. Unterberg, Towbin’s opinion was based upon market, economic and other conditions as they existed and could be evaluated as of the close of business on May 3, 2001, and C.E. Unterberg, Towbin assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after that date. It should be understood that subsequent developments could affect the conclusions expressed in C.E. Unterberg, Towbin’s opinion.

      The following is a brief summary of some of the sources of information and valuation methodologies employed by C.E. Unterberg, Towbin in rendering its opinion. These analyses were presented to the Verso board of directors at its meeting on May 3, 2001. This summary includes the financial analyses used by C.E. Unterberg, Towbin and deemed to be material but does not purport to be a complete description of analyses performed by C.E. Unterberg, Towbin in arriving at its opinion. C.E. Unterberg, Towbin did not explicitly assign any relative weights to the various factors of analyses considered. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by C.E. Unterberg, Towbin, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

  Contribution Analysis

      C.E. Unterberg, Towbin reviewed selected historical and projected operating results and market statistics for both Verso and Telemate.Net in order to derive relative contributions of each company to the combined entity on a pro forma basis. The contribution analysis does not take into consideration any potential cost savings or revenue enhancements arising from the Telemate.Net merger and relies upon the assumption that each company contributes independently to the combined entity. This analysis also relies upon certain financial and operating assumptions provided by Verso and Telemate.Net and publicly available data about Verso and Telemate.Net. The following table presents the relative contributions of both Verso and Telemate.Net to the combined entity, including market valuation data based upon the exchange ratio for the

Telemate.Net merger and the closing stock price of Verso as of May 3, 2001, and the average of the closing prices for the 10 and 20 consecutive trading days ending May 3, 2001:

	Verso	Telemate.Net
	% Contribution	% Contribution

Projected Fiscal Year 2002 Revenue	80.3%	19.7%

Projected Fiscal Year 2001 Revenue	83.4	16.6

Fiscal Year 2000 Revenue	86.0	14.0

Fiscal Year 1999 Revenue	82.6	17.4

Projected Fiscal Year 2002 Gross profit	69.3	30.7

Projected Fiscal Year 2001 Gross profit	70.9	29.1

Fiscal Year 2000 Gross profit	70.3	29.7

Fiscal Year 1999 Gross profit	61.1	38.9

Projected Fiscal Year 2002 EBITDA	27.2	72.8

Projected Fiscal Year 2001 EBITDA	52.6	47.4

Fiscal Year 2000 EBITDA	60.1	39.9

Fiscal Year 1999 EBITDA	55.2	44.8

Projected Fiscal Year 2002 Net income/loss	106.6	[-6.6 ]

Projected Fiscal Year 2001 Net income	89.2	10.8

Fiscal Year 2000 Net income	72.7	27.3

Fiscal Year 1999 Net income	57.2	42.8

Total Assets	82.4	17.6

Book Value of Equity	83.4	16.6
Market Value(a)

5/3/01 Close	63.4	36.6

10 Day Avg.	62.5	37.5

20 Day Avg.	67.1	32.9
Enterprise Value(b)

5/3/01 Close	81.6	18.4

10 Day Avg.	79.9	20.1

20 Day Avg.	88.2%	11.8%

(a)	Market value for Telemate.Net equals transaction value.
(b)	Enterprise value for Telemate.Net equals transaction value less $20 million minimum cash requirement and options proceeds.

  Public Company Comparable Analysis for Telemate.Net

      C.E. Unterberg, Towbin considered ratios of share price and market capitalization, adjusted for cash and debt when necessary, to selected historical and projected operating results of certain other comparable publicly traded companies in order to derive valuation multiples for such companies. In performing this analysis, C.E. Unterberg, Towbin compared financial information of Telemate.Net with publicly available information for selected companies with revenues between $10.2 million and $944.2 million for the last reported twelve months in the network management and access and security software businesses. These companies included Accrue Software, Inc., NetGenesis Corporation, N2H2, Inc., Secure Computing Corporation, SurfControl plc., Symantec Corporation, Veramark Technologies, Inc. and Websense, Inc. Publicly available information that C.E. Unterberg, Towbin examined for this analysis included, among other things, a range of estimates based on securities research analyst reports.

      The following table compares the transaction multiples for Telemate.Net, based upon the exchange ratio for the Telemate.Net merger and the closing stock price of Verso as of May 3, 2001, and the average of the closing prices for the 10 and 20 consecutive trading days ending May 3, 2001, with the median multiples and the range of multiples for the comparable publicly traded companies of enterprise value (defined as equity market value plus total debt minus cash and cash equivalents), equity market value and share price divided by selected operating metrics:

	Transaction Multiples(a)			Median	Range of
				Comparable	Comparable
	5/3/01	10 Day Avg.	20 Day Avg.	Multiples(b)	Multiples(b)

Enterprise Value to Last Twelve Months Revenue	1.4x	1.6x	0.9x	2.7x	(0.9)x — 12.7x

Enterprise Value to Projected Calendar Year 2001 Revenue	1.5x	1.6x	0.9x	2.1x	(1.3)x — 7.7x

Enterprise Value to Projected Calendar Year 2002 Revenue	1.0x	1.1x	0.6x	5.1x	4.5x — 5.8x

Equity Market Value to Tangible Book Value(c)	1.5x	1.6x	1.3x	6.5x	0.4x — 24.4x

(a)	Transaction multiples used for the purposes of this analysis were based on the closing price of Verso stock on May 3, 2001, as well as the 10 day and 20 day average closing price prior to the date of the Telemate.Net merger agreement.
(b)	Multiples were derived from closing prices on May 3, 2001.
(c)	Tangible book value is defined as total assets minus total liabilities and intangible assets.

      C.E. Unterberg, Towbin indicated that the transaction multiples calculated for Telemate.Net, based upon the exchange ratio, were within the range of multiples of revenues for the latest twelve months and projected for 2001 and of tangible book value of the comparable companies analyzed. The multiples for Telemate.Net were below the range of multiples for projected 2002 revenue of the comparable companies analyzed. Only four and two of the eight comparable companies analyzed had revenue projections for 2001 and 2002, respectively.

      No company utilized in the public company comparable analysis as a comparison is substantially similar to Telemate.Net. In evaluating the comparable companies, C.E. Unterberg, Towbin made assumptions with respect to specific industry performance and general economic conditions, many of which are beyond the control of Telemate.Net. Mathematical analysis, such as determining the median, average or range, is not in itself a meaningful method of using comparable company data.

  Comparable Transactions Analysis

      C.E. Unterberg, Towbin considered ratios of equity purchase price, adjusted for the seller’s cash and debt when appropriate, to selected historical operating results in order to indicate multiples acquirers have been willing to pay for companies in the prepackaged software industry. C.E. Unterberg, Towbin reviewed a number of transactions that it considered relevant in performing this analysis. C.E. Unterberg, Towbin selected recent transactions, excluding equity investments, involving sellers with revenues between $11.9 million and $271.1 million for the last reported twelve months before the acquisition. C.E. Unterberg, Towbin examined publicly available information it deemed relevant for purposes of this analysis.

      The following table compares the transaction multiples for Telemate.Net, based upon the exchange ratio for the Telemate.Net merger and the closing stock price of Verso as of May 3, 2001, and the average of the closing prices for the 10 and 20 consecutive trading days ending May 3, 2001, with the median multiples and the range of multiples for the selected recent transactions of enterprise value (defined as equity transaction value plus total debt minus cash and cash equivalents) and the equity transaction values divided by selected operating statistics of each of the sellers in the last reported twelve months prior to acquisition:

Transaction
Multiples(a)

		10 Day	20 Day	Median Comparable	Range of
	5/3/01	Avg.	Avg.	Multiples	Comparable Multiples

Enterprise Value to Last Twelve Months Revenue	1.4x	1.6x	0.9x	6.2x	1.9x — 84.7x

Equity Market Value to Tangible Book Value	1.5x	1.6x	1.3x	116.3x	10.4x — 4,690.7x

(a)	Transaction multiples used for the purposes of analysis were based on the closing price of Verso stock on May 3, 2001, as well as the 10 day and 20 day average closing price prior to the date of the Telemate.Net merger agreement.

      C.E. Unterberg, Towbin indicated that the multiples calculated for Telemate.Net, based upon the exchange ratio, were below the range of multiples for revenues and tangible book value of comparable transactions analyzed.

      No transaction utilized as a comparable in the comparable transactions analysis is substantially similar to the Telemate.Net merger. Mathematical analysis, such as determining the average, median or range, is not in itself a meaningful method of using comparable transaction data.

  Transaction Premiums Paid Analysis

      C.E. Unterberg, Towbin considered the premiums paid above a seller’s market price in selected recent merger transactions. In order to perform this analysis, C.E. Unterberg, Towbin reviewed a number of transactions involving publicly-held prepackaged software companies which include companies in the following businesses: network management, network access and network security software. C.E. Unterberg, Towbin selected these transactions by choosing recent public transactions within the prepackaged software industry.

      The following table compares the transaction premiums for Telemate.Net, based upon the exchange ratio for the Telemate.Net merger and the closing stock price of Verso as of May 3, 2001, and the average of the closing prices for the 10 and 20 consecutive trading days ending May 3, 2001, with the median premiums and the range of premiums for these transactions calculated by dividing: (1) the offer price per share minus the closing share price of the seller’s common stock 20 consecutive trading days, 10 consecutive trading days and one trading day prior to the public announcement of the transaction, by (2) the closing share price of the seller’s common stock 20 consecutive trading days, 10 consecutive trading days and one trading day, respectively, prior to the public announcement of the transaction:

	Transaction Premiums(a)

		10 Day	20 Day	Median	Range of
	5/3/01	Avg.	Avg.	Premiums	Premiums

Premium Paid to Seller 1 Trading Day Prior to Announcement	209.3%	222.0%	163.5%	34.1%	0.4% — 196.1%

Premium Paid to Seller 10 Trading Days Prior to Announcement	224.1%	237.3%	176.0%	50.3%	0.7% — 188.7%

Premium Paid to Seller 20 Trading Days Prior to Announcement	263.0%	277.8%	209.1%	61.9%	-5.6% — 143.5%

(a)	Premium percentages used for purposes of this analysis were based on the closing price of Verso stock on May 3, 2001, as well as the 10 day and 20 day average closing price prior to the date of the Telemate.Net merger agreement.

      No transaction utilized as a comparable in the transaction premiums paid analysis is identical to the Telemate.Net merger. Mathematical analysis, such as determining the average, median or range, is not in itself a meaningful method of using comparable transaction data.

  Public Company Comparable Analysis for Verso

      C.E. Unterberg, Towbin compared financial information of Verso with publicly available information for publicly traded companies that C.E. Unterberg, Towbin deemed comparable to Verso. C.E. Unterberg, Towbin selected companies competing in the system integration and customer care organization industries. System integration companies included CIBER, Inc., DiamondCluster International, Inc., Inforte Corp., Keane, Inc. and Sapient Corporation. Customer care organization companies included APAC Customer Services, Inc., Convergys Corporation, SITEL Corporation, Sykes Enterprises, Inc., TeleTech Holdings, Inc. and West Corporation. Publicly available information that C.E. Unterberg, Towbin examined for this analysis included, among other things, a range of estimates based on securities research analyst reports. C.E. Unterberg, Towbin indicated that the revenue multiples calculated for Verso were within the range for both sets of comparable companies analyzed, but on the high side of the customer care organizations.

		System Integrators		Customer Care Organizations

		Median	Range of	Median	Range of
		Comparable	Comparable	Comparable	Comparable
	Verso	Multiples(a)	Multiples(a)	Multiples(a)	Multiples(a)

Enterprise Value to Last Twelve Months Revenue	1.1x	1.3x	0.7x — 2.4x	0.5x	0.3x — 2.8x

Enterprise Value to Projected Calendar Year 2001 Revenue	1.3x	1.3x	0.7x — 2.7x	0.5x	0.3x — 2.4x

Enterprise Value to Projected Calendar Year 2002 Revenue	1.1x	1.4x	0.9x — 2.2x	0.5x	0.3x — 2.1x

(a)	Multiples were derived from closing prices per share on May 3, 2001.

      No company utilized in the public company comparable analysis as a comparison is substantially similar to Verso. In evaluating the comparable companies, C.E. Unterberg, Towbin made assumptions with respect to specific industry performance and general economic conditions, many of which are beyond the control of Verso. Mathematical analysis, such as determining the median, average or range, is not in itself a meaningful method of using comparable company data.

  Verso Stock Performance Analysis

      C.E. Unterberg, Towbin compared the stock price performance from January 2, 2001, of Verso with that of the publicly traded system integration and customer care organization companies selected by C.E. Unterberg, Towbin in “Evaluation of Verso Equity” described above. The decline in price of Verso through March 2001 was comparable to the lower performing stocks of the two groups of companies. Verso stock outperformed the stocks of most of the selected companies during the month of April 2001.

  Pro Forma Combination Analysis

      C.E. Unterberg, Towbin reviewed the pro forma impact of the Telemate.Net merger on the combined entity’s projected earnings per share, both including and excluding goodwill amortization, for the years ending December 31, 2001, and March 31, 2002, taking into consideration various financial effects which would result from consummation of the Telemate.Net merger, including the effects of potential cost savings and revenue enhancements. This analysis relies upon certain financial and operating assumptions provided by management and publicly available data about Verso and Telemate.Net. C.E. Unterberg, Towbin assumed that the Telemate.Net merger would be treated as a purchase for accounting purposes. Based on this analysis, the pro forma purchase model indicates a reduction of losses per share projected for 2001, excluding acquisition expenses, and a more substantial reduction in losses per share projected for 2002 when a full year of combined operations would be reflected.

      In considering the pro forma analysis, C.E. Unterberg, Towbin assumed that the financial forecasts of Verso and of Verso combined with Telemate.Net (and, in each case, the assumptions, including with respect to cost savings and revenue, and bases therefor) had been reasonably prepared in good faith and on a basis reflecting the best currently available estimates, assumptions and judgements of the management of Verso and Telemate.Net as to the future financial condition and performance of Verso and Telemate.Net, respectively.

  Considerations in Preparation of Verso’s Fairness Opinion

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, C.E. Unterberg, Towbin considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, C.E. Unterberg, Towbin believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

      In performing its analyses, C.E. Unterberg, Towbin made numerous assumptions with respect to industry performance and general business and economic conditions and other matters, many of which are beyond the control of Verso or Telemate.Net. The analyses performed by C.E. Unterberg, Towbin are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The exchange ratio pursuant to the Telemate.Net merger agreement and other terms of the Telemate.Net merger agreement were determined through arms’ length negotiations between Verso and Telemate.Net, and were approved by the Verso board of directors. C.E. Unterberg, Towbin did not recommend any specific consideration to the Verso board of directors or suggest that any specific consideration constituted the only appropriate consideration for the Telemate.Net merger. In addition, C.E. Unterberg, Towbin’s opinion and its presentation to the Verso board of directors was one of many factors taken into consideration by Verso’s board of directors in making its decision to approve the Telemate.Net merger. Consequently, the C.E. Unterberg, Towbin analyses as described above should not be viewed as determinative of the opinion of Verso’s board of directors with respect to the value of Telemate.Net or of whether Verso’s board of directors would have been willing to agree to a different consideration.

      C.E. Unterberg, Towbin will be paid a fairness opinion fee of $250,000, of which $62,500 has already been paid. In addition, Verso has agreed to reimburse C.E. Unterberg, Towbin for its reasonable expenses, including fees and expenses of its counsel, and to indemnify C.E. Unterberg, Towbin and its affiliates against certain liabilities and expenses related to their engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with C.E. Unterberg, Towbin, which Verso and C.E. Unterberg, Towbin believe are customary in transactions of this nature, were negotiated at arms’ length between Verso and C.E. Unterberg, Towbin, and Verso’s board of directors was aware of the nature of the fee arrangement.

Opinion of Robinson-Humphrey

  General

      The Robinson-Humphrey Company, LLC (“Robinson-Humphrey”) was retained by Telemate.Net to render financial advisory services, assist Telemate.Net in evaluating proposals, if any, to acquire Telemate.Net or an interest in Telemate.Net and, if requested by Telemate.Net, render an opinion with respect to the fairness, from a financial point of view, to Telemate.Net’s board of directors of the merger consideration to be offered in the proposed transaction. At a meeting of Telemate.Net’s board of directors on May 3, 2001, Robinson-Humphrey delivered its oral and written opinion that, as of the date of such opinion and based upon and subject to various considerations set forth therein, the merger consideration to be offered in the proposed transaction was fair to the shareholders of Telemate.Net from a financial point of view.

      The full text of the opinion of Robinson-Humphrey, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached to this document as Appendix C and is incorporated herein by this reference. Telemate.Net shareholders are urged to read the opinion in its entirety.

      The opinion of Robinson-Humphrey is directed to the Telemate.Net board of directors and relates only to the fairness of the merger consideration to be offered in the proposed transaction from a financial point of view, does not address any other aspect of the proposed transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the annual meeting.

  Material and Information Considered with Respect to the Proposed Transaction

      In arriving at its opinion, Robinson-Humphrey, among other things, reviewed and analyzed:

•	a draft of the Agreement and Plan of Merger dated May 2, 2001;

•	certain publicly available information concerning Telemate.Net and Verso which Robinson-Humphrey believed to be relevant to its analysis;

•	certain financial and operating information with respect to the business, operations and prospects of Telemate.Net and Verso furnished to Robinson-Humphrey by Telemate.Net and Verso, respectively;

•	the trading history of the common stock of Telemate.Net from September 29, 1999, to May 2, 2001, and a comparison of that trading history with those of other companies which Robinson-Humphrey deemed relevant;

•	the trading history of the Verso common stock from April 30, 1999, to May 2, 2001, and a comparison of that trading history with those of other companies which Robinson-Humphrey deemed relevant;

•	a comparison of the historical financial results and present financial condition of Telemate.Net and Verso to those of certain publicly traded companies which Robinson-Humphrey deemed relevant;

•	a comparison of the financial terms of the proposed transaction with the publicly available financial terms of certain other recent transactions which Robinson-Humphrey deemed relevant; and

•	historical data relating to percentage premiums paid in acquisitions of publicly traded computer software companies (with transaction values less than $100 million) from January 1, 1999, to May 2, 2001.

In addition, Robinson-Humphrey held discussions with the management of Telemate.Net and Verso concerning the business, operations, assets, present condition and future prospects of Telemate.Net and Verso, respectively, and undertook such other studies, analyses and investigations as Robinson-Humphrey deemed appropriate.

      Robinson-Humphrey has assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by Robinson-Humphrey in arriving at its opinion. With respect to the financial forecasts of Telemate.Net and Verso provided to or discussed with Robinson-Humphrey, it was assumed, at the direction of the management of Telemate.Net and Verso, respectively, and without independent verification or investigation, that such forecasts have been reasonably prepared on a basis reflecting the best currently available information, estimates and judgments of the management of Telemate.Net and Verso as to the future financial performance of Telemate.Net and Verso, respectively. In arriving at its opinion, Robinson-Humphrey has not conducted a physical inspection of the properties and facilities of Telemate.Net or Verso and has not made or obtained any evaluations or appraisals of the assets or liabilities (including any potential environmental liabilities), contingent or otherwise, of Telemate.Net or Verso. Robinson-Humphrey has also assumed that the proposed transaction will be consummated in accordance with the terms of the Telemate.Net merger agreement and that the proposed transaction will be treated as a tax-free reorganization for federal income tax purposes. Robinson-Humphrey has also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any adverse effect on Telemate.Net or Verso or on the expected benefits of the proposed transaction. The opinion of Robinson-Humphrey is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of its opinion. Robinson-Humphrey expresses no opinion as to the underlying valuation, future performance or long-term viability of Telemate.Net or Verso. It should be understood that, although subsequent developments may affect its opinion, Robinson-Humphrey does not have any obligation to update or revise its opinion.

      In preparing its opinion, Robinson-Humphrey performed a variety of financial and comparative analyses, including those described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Robinson-Humphrey’s opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Accordingly, Robinson-Humphrey believes that its analyses must be considered as an integrated whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinion. In its analyses, Robinson-Humphrey made numerous assumptions with respect to Telemate.Net and Verso, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Telemate.Net and Verso. The estimates contained in such analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Robinson-Humphrey’s opinion and analyses were only one of several factors considered by Telemate.Net’s board of directors in its evaluation of the proposed transaction and should not be viewed as determinative of the views of Telemate.Net’s board of directors or management with respect to the consideration to be received by Telemate.Net shareholders in the proposed transaction. The following is a summary of the material financial and comparative analyses performed by Robinson-Humphrey in arriving at its opinion.

  Analysis of Comparable Public Companies — Telemate.Net

      Robinson-Humphrey reviewed and compared selected publicly available financial data, market information and trading multiples for Telemate.Net with other selected publicly traded companies in the software, internet access and call accounting industries which Robinson-Humphrey deemed comparable to Telemate.Net. This group of 16 publicly traded companies included:

• Accrue Software	• CyberGaurd Corporation
• Cylink Corporation	• Elron Electronics
• Engage Inc.	• MER Telemanagement
• N2H2 inc	• Net Genesis Corp.
• NetScout Systems	• NetSolve Inc.
• Nice Systems LTD	• Rainbow Technologies, Inc.
• Secure Computing Corp.	• SurfControl, PLC
• Veramark Technologies, Inc.	• Websense Inc.

      For the selected public companies, Robinson-Humphrey compared, among other things, market value (fully diluted shares outstanding times closing stock price) as a multiple of last twelve months revenues, last quarter annualized revenues, 2001 projected revenues, 2002 projected revenues and book value (3/31/01). All multiples were based on closing stock prices as of May 1, 2001. Historical results for the comparable companies were based on historical financial information available in public filings of the comparable companies. Revenue estimates were based on I/B/E/S consensus estimates or Robinson-Humphrey estimates, where applicable, as of May 1, 2001. I/B/E/S is an information provider that publishes a compilation of estimates of projected financial performance for public companies produced by equity research analysts at leading investment banking firms. The following table sets forth the mean, median, high and low multiples indicated by this analysis for the comparable companies as of May 1, 2001:

	Multiples

	Mean		Median		High		Low

Market Value to:

LTM Revenue	1.8	x	0.9	x	13.5	x	0.6	x

LQA Revenue	1.8		1.6		10.4		0.7

2001E Revenue	1.5		0.9		8.2		0.2

2002E Revenue	1.6		1.4		5.2		0.4

Book Value	1.6		1.1		15.4		0.1

      Based upon the multiples derived from this analysis and Telemate.Net’s historical and projected results, Robinson-Humphrey calculated a range of implied equity values for Telemate.Net between $0.39 and $11.43 per share. Additionally, Robinson-Humphrey calculated the present value of the net operating loss for Telemate.Net to be approximately $0.11 per share.

      Robinson-Humphrey noted that none of the companies used in the analysis of comparable public companies was identical to Telemate.Net and that, accordingly, the analysis of comparable public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies.

  Analysis of Comparable Merger and Acquisition Transactions — Telemate.Net

      Robinson-Humphrey reviewed and analyzed the consideration paid in 22 selected completed and pending merger and acquisition transactions involving companies in the computer software industry since January 1, 1999. The transactions reviewed were:

Date Announced	Target Name	Acquiror Name

4/29/01	Broadbase Software Inc.	Kana Communications

4/3/01	Exigent International Inc.	Harris Corp.

3/28/01	Interact Commerce Corp.	Sage Group, PLC

3/21/01	Sequoia Software Corp.	Citrix Systems Inc.

2/21/01	IMRglobal Corp.	CGI Group Inc.

2/20/01	New Era of Networks Inc.	Sybase Inc.

1/17/01	WebTrends Corp.	NetIQ Corp.

11/2/00	SAGA Systems	Software AG

7/17/00	Concentrex Inc.	John Harland Co.

7/7/00	Computer Research Inc.	CRI Acquisitions Corp.

6/20/00	Policy Management Systems Corp.	Computer Sciences Corp.

4/13/00	Management-Data Inc.	Panoramic Care Systems Inc.

3/15/00	CygnaCom Solutions	Entrust Technologies Inc.

1/25/00	Netzip Inc.	RealNetworks Inc.

1/10/00	ePresence Inc.	Banyan Systems Inc.

12/13/99	Qualitative Marketing Software	SAGENT Technology Inc.

7/15/99	Software Development Systems	Integrated Systems Inc.

6/16/99	MicroScript Inc.	New Era of Networks Inc.

6/7/99	Vinca Corp.	Legato Systems Inc.

4/23/99	Dynamic Technologies	Javelin Systems Inc.

3/3/99	Expert Software Inc.	Activision Inc.

2/22/99	Unicam Software Inc.	Technomatrix Technologies Ltd.

      For the selected transactions, Robinson-Humphrey analyzed firm value (equity value plus debt less cash) as a multiple of LTM revenues. The following table sets forth the mean, median, high and low multiples indicated by the selected mergers and acquisitions:

	Multiples

	Mean		Median		High		Low

Firm Value to:

LTM Revenue	1.8	x	2.2	x	49.0	x	0.5	x

      Based upon the multiples derived from this analysis and Telemate.Net’s historical and projected results, Robinson-Humphrey calculated a range of implied equity values for Telemate.Net between $2.43 and $48.31 per share. Additionally, Robinson-Humphrey calculated the present value of the net operating loss for Telemate.Net to be approximately $0.11 per share.

  Discounted Cash Flow Analysis — Telemate.Net

      Robinson-Humphrey performed a discounted cash flow analysis of Telemate.Net based upon Telemate.Net management’s projections for 2001E through 2005E to estimate the implied equity value per share of Telemate.Net. Robinson-Humphrey calculated a range of implied equity values for Telemate.Net based on its free cash flow (earnings before interest and after taxes plus depreciation and amortization expense minus capital expenditures and increases in working capital) for the projected fiscal years ended December 31, 2001 through December 31, 2005, inclusive, using discount rates ranging from 44% to 56% and terminal value multiples of fiscal year 2005 earnings before interest, taxes, depreciation and amortization ranging from 5.0x to 7.0x. The analysis indicated the following implied per share equity valuations of Telemate.Net:

	Terminal Value EBITDA Multiples

Discount Rate	5.0x	6.0x	7.0x

44%	$3.56	$3.81	$4.07

46%	3.44	3.68	3.92

48%	3.34	3.56	3.79

50%	3.24	3.45	3.66

52%	3.15	3.35	3.55

54%	3.07	3.25	3.44

56%	2.99	3.16	3.34

      Based upon Telemate.Net’s projected results, Robinson-Humphrey calculated a range of implied equity value per share of Telemate.Net between $2.99 and $4.07, with a median implied equity value of $3.45 per share. The range of implied equity values for Telemate.Net including the net operating loss would be between $3.09 and $4.18 per share, with a median implied equity value of $3.56 per share.

  Analysis of Premiums Paid — Telemate.Net

      Robinson-Humphrey analyzed the transaction premiums paid in computer software transactions of publicly traded companies valued at $100 million or less, announced since January 1, 1999, based on the target company’s stock price one day, five consecutive days and thirty consecutive days prior to public announcement of the hiring of Robinson-Humphrey as the target company’s exclusive financial advisor. This analysis indicated the following premiums paid in the selected transactions:

	Purchase Price Premium
	Prior to Announcement

	1 Day	5 Days	30 Days

Mean	69.3%	80.8%	93.6%

Median	49.1	53.8	64.7

High	332.0	346.2	428.5

Low	7.6	9.7	6.6

Source: Mergerstat as of May 1, 2001.

      Robinson-Humphrey calculated median implied equity value per share for Telemate.Net of $1.26, $1.35 and $1.75 per share based upon one day, five consecutive day and thirty consecutive day premiums, respectively. Additionally, Robinson-Humphrey calculated the present value of the net operating loss for Telemate.Net to be approximately $0.11 per share.

  Analysis of Comparable Public Companies — Verso

      Robinson-Humphrey reviewed and compared selected publicly available financial data, market information and trading multiples for Verso with other selected publicly traded companies consisting of IT and Internet Services Providers and Application Service Providers which Robinson-Humphrey deemed comparable to Verso. This group of 17 publicly traded companies included:

IT and Internet Service Providers:
• American Management Systems	• AnswerThink Consulting Group
• Braun Consulting, Inc.	• Cambridge Technology Partners
• Covansys, Inc.	• iXL Enterprises, Inc.
• Predictivie Systems, Inc.	• Sapient, Inc.
• Scient, Inc.	• Tanning Technology Corp.
• Technology Solutions	• Viant Corporation

Application Service Providers:
• Corio, Inc.	• FutureLink Corporation
• Interliant, Inc.	• NetSolve Inc.
• Usinternetworking, Inc.

      For the selected public companies, Robinson-Humphrey compared, among other things, market value as a multiple of last twelve months revenues, 2001E revenues and 2002E revenues. All multiples were based on closing stock prices as of May 1, 2001. Historical results for the comparable companies were based on historical financial information available in public filings of the comparable companies. Revenue estimates were based on I/B/E/S consensus estimates or Robinson-Humphrey estimates, where applicable, as of May 1, 2001. The following table sets forth the mean, median, high and low multiples indicated by this analysis for the comparable companies as of May 1, 2001:

	Multiples

	Mean		Median		High		Low

Market Value to:

LTM Revenue	1.1	x	0.9	x	3.0	x	0.1	x

2001E Revenue	1.2		0.8		3.5		0.1

2002E Revenue	1.2		0.7		2.8		0.3

      Based upon the multiples derived from this analysis and Verso’s historical and projected results, Robinson-Humphrey calculated a range of implied equity values for Verso between $0.22 and $3.30 per share.

      Robinson-Humphrey noted that none of the companies used in the analysis of comparable public companies was identical to Verso and that, accordingly, the analysis of comparable public companies necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies reviewed and other factors that would affect the market values of comparable companies.

  Analysis of Comparable Merger and Acquisition Transactions — Verso

      Robinson-Humphrey reviewed and analyzed the consideration paid in 18 selected completed and pending merger and acquisition transactions involving companies in the IT and Internet Services Industry since January 1, 1998. The transactions reviewed were:

Date Announced	Target Name	Acquiror Name

4/26/01	Proxicom, Inc.	Compaq Computer Corp.
3/12/01	Cambridge Technology Partners	Novell Inc.
1/26/01	Command Systems Inc.	ICICI Infotech Inc.
7/27/00	Cereus Technology Partners	Eltrax Systems, Inc.
6/20/00	AppNet, Inc.	CommerceOne, Inc.
3/22/00	Metamor Worldwide Inc.	PSINet Inc.
1/26/99	Eggrock Partners, Inc.	Breakaway Solutions, Inc.
12/13/99	USWeb/CKS	Whittman-Hart Inc.
9/17/99	Nichols Research Corporation	Computer Sciences Corporation
8/10/99	International Integrations Inc.	Razorfish Inc.
8/9/99	International Network Services	Lucent Technologies
6/25/99	Think New Ideas Inc.	AnswerThink Consulting Group
6/24/99	Data Processing Resource Corp.	Compuware Corp.
2/23/99	Elumen Solutions	Computer Task Group
2/8/99	Computer Management Sciences	Computer Associates Intl.
10/15/98	BRC Holdings, Inc.	Affiliated Computer Services
9/9/98	Integrated Systems Consulting	First Consulting Group Inc.
4/9/98	Claremont Technology Group	Complete Business Solutions, Inc.

      For the selected transactions, Robinson-Humphrey analyzed firm value as a multiple of last twelve months revenues. The following table sets forth the mean, median, high and low multiples indicated by the selected mergers and acquisitions:

Multiples

	Mean	Median	High	Low

Firm Value to:

LTM Revenue	2.1x	3.1x	23.1x	0.3x

      Based upon the multiples derived from this analysis and Verso’s historical and projected results, Robinson-Humphrey calculated a range of implied equity values for Verso between $0.41 and $26.68 per share.

  Discounted Cash Flow Analysis — Verso

      Robinson-Humphrey performed a discounted cash flow analysis of Verso based upon Verso’s management’s projections for 2001E through 2005E to estimate the implied equity value per share of Verso. Robinson-Humphrey calculated a range of implied equity values for Verso based on its free cash flow (earnings before interest and after taxes plus depreciation and amortization expense minus capital expenditures and increases in working capital) for the projected fiscal years ended December 31, 2001, through December 31, 2005, inclusive, using discount rates ranging from 27% to 33% and terminal value multiples of fiscal year 2005 earnings before interest, taxes, depreciation and amortization ranging from 7.0x to 9.0x. The analysis indicated the following implied per share equity valuations of Verso:

	Terminal Value EBITDA Multiples

Discount Rate	7.0x	8.0x	9.0x

27%	$1.37	$1.51	$1.65

28	1.32	1.46	1.60

29	1.28	1.41	1.54

30	1.24	1.36	1.49

31	1.20	1.32	1.44

32	1.16	1.28	1.39

33	1.12	1.24	1.35

      Based upon Verso’s projected results, Robinson-Humphrey calculated a range of implied equity value per share of Verso between $1.12 and $1.65 per share, with a median implied equity value of $1.36 per share.

  Information Regarding Telemate.Net’s Financial Advisor

      The Telemate.Net board of directors selected Robinson-Humphrey to render a fairness opinion because Robinson-Humphrey is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction and because it is familiar with Telemate.Net, its business and its industry. Robinson-Humphrey has from time to time rendered, and may in the future render, investment banking, financial advisory and other services to Telemate.Net for which it has received, or will receive, customary compensation. Robinson-Humphrey is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements. Robinson-Humphrey has also performed various investment banking services for Verso in the past and has received customary fees for such services.

      Pursuant to a letter agreement dated January 8, 2001 and amended on June 4, 2001, Telemate.Net has agreed to pay Robinson-Humphrey an opinion fee equal to $200,000 which was payable upon delivery of the fairness opinion and an advisory fee of $650,000 which is contingent upon the closing of the transaction. The opinion fee paid or payable to Robinson-Humphrey is not contingent upon the contents of the opinion delivered. In addition, Telemate.Net has agreed to reimburse Robinson-Humphrey for its reasonable out-of-pocket expenses, and to indemnify Robinson-Humphrey and certain related persons against certain liabilities arising out of or in conjunction with its rendering of services under its engagement, including certain liabilities under the federal securities laws. In the ordinary course of its business, Robinson-Humphrey and its affiliates may actively trade in the securities of Telemate.Net and Verso for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of Directors and Officers in the Merger

      Some of the Telemate.Net directors and officers have interests in the merger that are different from, or in addition to, their interests as shareholders in Telemate.Net. The members of the boards of directors of Telemate.Net and Verso were aware of these additional interests, and considered them, among other matters, when they approved the merger agreement.

  Telemate.Net Stock Options

      Stock options awarded to Telemate.Net’s employees, officers and directors under Telemate.Net’s stock option plans will be converted into options to acquire shares of Verso common stock. The option agreements for options granted to officers of Telemate.Net provide that any unvested options subject to such agreements will become fully vested if, after a change of control of Telemate.Net, including by merger, the optionee’s employment or other relationship with Telemate.Net is terminated by Telemate.Net without cause or by the optionee for good reason. The terms “without cause” and “good reason” are defined in the option agreements. In addition, the option agreements for options granted to directors of Telemate.Net provide that any unvested options subject to such agreements will become fully vested after a change of control of Telemate.Net, including by merger. Although the Telemate.Net merger agreement provides for the conversion of all Telemate.Net options into options to acquire shares of Verso common stock, the officers and directors of Telemate.Net who have agreed to execute an affiliate agreement in connection with the merger will agree to the cancellation pursuant to the terms of such affiliate agreement of any unvested options held by them if such options are not in-the-money immediately prior to the effective time of the merger. In contrast, unvested, out-of-the-money options to purchase Telemate.Net common stock held by non-affiliates of Telemate.Net will not be cancelled in connection with the Telemate.Net merger and, at the effective time of the Telemate.Net merger, will be converted into options to purchase Verso common stock. See “The Telemate.Net Merger Agreement — Treatment of Telemate.Net Stock Options.”

      The following table indicates the number of Telemate.Net stock options held by directors or officers of Telemate.Net that will accelerate as a result of the merger and the value of such options. The value of the accelerated Telemate.Net stock options was calculated based on the difference between the closing price of Verso common stock on The Nasdaq National Market System on            , 2001, the last full trading day on which information was available before this document was printed and mailed ($          ) and using the estimated exchange ratio of      , and the per share exercise price for the respective stock options:

	Accelerated		Value of
Name	Telemate.Net Options		Accelerated Options

J. Lawrence Bradner	5,000	(1)	$
	10,000
	10,000

David H. Couchman	5,000	(1)
	10,000
	10,000

James C. Davis	5,000	(1)
	10,000
	10,000

Murali Anantharaman	5,000	(1)
	10,000	(2)
	10,000	(2)

Richard L. Mauro	50,000	(3)
	25,000

Janet Van Pelt	106,667
	50,000

Douglas B. Spencer	50,000
	35,000

Jay F. Nichols	120,000
	40,000

James A. Kranzusch	30,000	(3)
	45,000

Vijay Balakrishnan	113,333	(3)
	24,000
	100,000

(1)	It is anticipated that these options will be cancelled and will not accelerate because the holder of such options has agreed to execute an affiliate agreement that will contain a provision that cancels any unvested option that is not in-the-money immediately prior to the effective time of the merger. The exercise price for these options is $14.00 per share, and Telemate.Net does not expect them to be in-the-money immediately prior to the effective time of the merger.

(2)	These options are held by a partnership of which Mr. Anantharaman is the managing partner. Mr. Anantharaman disclaims beneficial ownership of these securities.

(3)	It is anticipated that these options will be cancelled and will not accelerate because the holder of such options has agreed to execute an affiliate agreement that will contain a provision that cancels any unvested option that is not in-the-money immediately prior to the effective time of the merger. The exercise price for these options is $11.50 per share, and Telemate.Net does not expect them to be in-the-money immediately prior to the effective time of the merger.

  Bonuses

      Telemate.Net’s President and Chief Executive Officer, Richard L. Mauro, will receive additional compensation in the form of a bonus upon the successful completion of the merger. The amount of the bonus will be $12,500 plus $1,250 for each $1.0 million of the transaction value. Thus, assuming the aggregate transaction value of the Telemate.Net merger is $30.0 million, Mr. Mauro will receive a bonus of $50,000 upon its completion. Telemate.Net’s Chief Financial Officer, Janet Van Pelt, also will receive additional compensation in the form of a bonus upon the successful completion of the merger. The amount of the bonus will be $10,000 plus $1,000 for each $1.0 million of the transaction value. Thus, assuming the aggregate transaction value of the Telemate.Net merger is $30.0 million, Ms. Van Pelt will receive a bonus of $40,000 upon its completion.

  Board of Directors of the Combined Company

      If the merger is approved, immediately prior to the effective time, the board of directors of Verso will take all action necessary to cause the full board of directors of Verso to consist of eight individuals currently serving as members of the Verso board of directors plus two individuals designated by the Telemate.Net board of directors, provided they are reasonably acceptable to Verso. It is currently anticipated that the Telemate.Net designees to the Verso board of directors will be Messrs. Mauro and Anantharaman, each of whom is currently a member of the Telemate.Net board of directors.

  Indemnification of Telemate.Net Officers and Directors

      For six years after the merger, Verso has agreed to provide each officer and director of Telemate.Net and its subsidiaries the same protection against claims and liabilities with respect to matters arising at or prior to the closing of the merger that they received as Telemate.Net directors and officers before the merger. In addition, for three years after the merger, no action may be taken that would diminish the indemnification rights under Telemate.Net’s governing documents of the officers and directors of Telemate.Net serving before the merger.

     Severance Agreements

      Each of Messrs. Mauro, Kranzusch, Balakrishnan, Spencer, and Nichols and Ms. Van Pelt has signed employment agreements with Telemate.Net. The employment agreement of Mr. Mauro requires Telemate.Net to make severance payments to Mr. Mauro in the event of changes in control of the company as specified in such agreement, including by merger. The employment agreements of Messrs. Kranzusch, Balakrishnan, Spencer, and Nichols and Ms. Van Pelt require Telemate.Net to pay separation payments based upon each person’s respective length of service in the event they are terminated without cause. The Telemate.Net merger agreement requires Verso to assume and honor the severance provisions of each of these employment agreements. On July 2, 2001, Messrs. Kranzusch, Spencer and Nichols were terminated without cause in anticipation of Telemate.Net’s merger with Verso, thus triggering their rights to severance payments. The Telemate.Net merger also is expected to trigger Mr. Mauro’s rights under his employment agreement, and it may trigger the rights of Mr. Balakrishnan and Ms. Van Pelt if, as a result of the Telemate.Net merger, such persons are terminated without cause.

Appraisal Rights

      Under the Minnesota Business Corporation Act, holders of Verso common stock are not entitled to appraisal rights in connection with the Telemate.Net merger.

      Under the Georgia Business Corporation Code, holders of Telemate.Net common stock are not entitled to appraisal rights in connection with the Telemate.Net merger.

Regulatory Approvals

      There are no regulatory approvals required to consummate the Telemate.Net merger.

Accounting Treatment

      The Telemate.Net merger will be treated as a purchase under accounting principles generally accepted in the United States of America. The unaudited pro forma combined financial information contained in this document has been prepared using the purchase method of accounting. See “Unaudited Pro Forma Consolidated Financial Information.”

Certain Federal Income Tax Consequences

      The following discussion of federal income tax consequences of the Telemate.Net merger to Telemate.Net and Telemate.Net shareholders who are citizens or residents of the United States does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to vote in favor of approval of the Telemate.Net merger agreement. This discussion does not address the tax consequences that may be relevant to a particular Telemate.Net shareholder subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons and shareholders who acquired their shares as compensation, nor does it address any consequences arising under the laws of any state, local or foreign jurisdiction. The discussion is based upon the Internal Revenue Code, treasury regulations and administrative rulings and court decisions as of the date of this document. All of the foregoing are subject to change, and any change could affect the continuing validity of this discussion.

      We urge Telemate.Net shareholders to consult their tax advisors as to the particular effects of their own particular facts and circumstances on the federal income tax consequences of the Telemate.Net merger to them and also as to the effects of any state, local, foreign and other federal tax laws.

      Under current federal income tax law, and based upon assumptions and representations to be made by Verso and Telemate.Net, and assuming that the Telemate.Net merger is consummated in the manner set forth in the Telemate.Net merger agreement, the following federal income tax consequences would result:

1.	the Telemate.Net merger will qualify as a reorganization under Section 368(a) of the tax code;

2.	no gain or loss will be recognized by Telemate.Net or Verso as a result of the Telemate.Net merger;

3.	no gain or loss will be recognized by any Telemate.Net shareholder upon the exchange of Telemate.Net common stock solely for Verso common stock in the Telemate.Net merger;

4.	the aggregate tax basis of the Verso common stock received by each Telemate.Net shareholder who exchanges Telemate.Net common stock for Verso common stock in the Telemate.Net merger will be the same as the shareholder’s basis in the Telemate.Net common stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share interest in Verso common stock);

5.	the holding period of the shares of Verso common stock received by each Telemate.Net shareholder in the Telemate.Net merger will include the holding period of the Telemate.Net common stock surrendered in exchange therefor, provided that the surrendered shares of Telemate.Net common stock were held as a capital asset by the shareholder at the time of the Telemate.Net merger; and

6.	cash received in the Telemate.Net merger by each Telemate.Net shareholder in lieu of a fractional share interest of Verso common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Verso common stock that the shareholder would otherwise be entitled to receive, and any gain or loss recognized therefrom will be capital in nature (assuming the Telemate.Net common stock surrendered in exchange was held as a capital asset by the shareholder at the time of the Telemate.Net merger).

      Based upon representations to be made by Verso and Telemate.Net as of the effective time of the Telemate.Net merger, Morris, Manning & Martin, LLP, counsel to Telemate.Net, will render an opinion, dated as of the date of the Telemate.Net merger, concluding points one through six listed above, and Rogers & Hardin LLP, counsel to Verso, will render an opinion, dated as of the date of the Telemate.Net merger, concluding points one and two listed above. The opinions also will be subject to the assumptions that the Telemate.Net merger is consummated in the manner and in accordance with the terms of the Telemate.Net merger agreement. The opinions will be based entirely upon the Internal Revenue Code, regulations then in effect or proposed under the Internal Revenue Code, then-current administrative rulings and practice and judicial authority, all of which would be subject to change, possibly with retroactive effect. Telemate.Net’s obligation to consummate the Telemate.Net merger is conditioned upon the receipt by Telemate.Net of the opinion of Morris, Manning & Martin, LLP, which condition may be waived by Telemate.Net. Verso’s obligation to consummate the Telemate.Net merger is conditioned upon the receipt by Verso of the opinion of Rogers & Hardin LLP, which condition may be waived by Verso. If the condition to receive the opinion of Rogers & Hardin LLP or Morris, Manning & Martin, LLP, is waived by Verso or Telemate.Net, respectively, then the proxies of the shareholders for whose benefit such opinion was original sought will be re-solicited. See “— What We Must Do to Complete the Telemate.Net Merger.”

      No ruling has been or will be requested from the IRS, including any ruling as to the federal income tax consequences of the Telemate.Net merger to Verso, Telemate.Net or Telemate.Net shareholders. Unlike a ruling from the IRS, the opinions of counsel are not binding on the IRS. There can be no assurance that the IRS will not take a position contrary to the positions reflected in such opinions or that such opinions would be upheld by the courts if challenged.

Resales of Verso Common Stock by Affiliates of Telemate.Net

      The shares of Verso common stock to be issued in the Telemate.Net merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act of 1933, except for shares issued to any shareholder who may be deemed to be an “affiliate” of Telemate.Net for purposes of Rule 145 under the Securities Act of 1933 as of the date of Telemate.Net’s annual meeting. Affiliates of Telemate.Net may not sell their shares of Verso common stock acquired in the Telemate.Net merger except pursuant to an effective registration statement under the Securities Act of 1933 covering those shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act of 1933. Persons who may be deemed to be affiliates of Telemate.Net generally include individuals who or entities that control, are controlled by or are under common control with Telemate.Net, and may include officers, directors and principal shareholders of Telemate.Net.

      In addition, each person who is an affiliate of Telemate.Net will be required to sign an Affiliate Agreement prior to the closing of the Telemate.Net merger. The Affiliate Agreement will contain the restrictions on the timing and volume of sales of Verso common stock by such persons as follows:

•	If the affiliate beneficially owns immediately after the effective time of the Telemate.Net merger 750,000 or more shares of Verso common stock, then such person may not (directly or indirectly), without the prior written consent of Verso, sell, agree to sell or enter into any option agreement pursuant to which Verso common stock held by such person may be sold, in excess of the number of shares of Verso common stock that may be sold during the periods below:

Percentage of Verso
Common Stock
Beneficially Owned
That May Be Sold
Period	During Period

Period commencing at the effective time and ending on (and including) the 90th day following the effective time	0%

Period commencing on the 91st day following the effective time and ending on (and including) the 180th day following the effective time	5%

Period commencing on the 181st day following the effective time and ending on (and including) the 270th day following the effective time	10%

Period commencing on the 271st day following the effective time and ending on (and including) the 360th day following the effective time	15%

From and after the 361st day following the effective time	100%

•	If the affiliate beneficially owns immediately after the effective time of the Telemate.Net merger less than 750,000 shares of Verso common stock, then such person may not (directly or indirectly), without the prior written consent of Verso, sell, agree to sell or enter into any option agreement pursuant to which Verso common stock may be sold, in excess of the number of shares of Verso common stock that may be sold during the periods below:

Percentage of Verso
Common Stock
Beneficially Owned
That May Be Sold
Period	During Period

Period commencing at the effective time and ending on (and including) the 90th day following the effective time	0%

Period commencing on the 91st day following the effective time and ending on (and including) the 180th day following the effective time	5

Period commencing on the 181st day following the effective time and ending on (and including) the 270th day following the effective time	15

Period commencing on the 271st day following the effective time and ending on (and including) the 360th day following the effective time	25

From and after the 361st day following the effective time	100%

      Notwithstanding the foregoing, an affiliate (together with one or more persons also a party to an Affiliate Agreement) may effect one or more “block sales” (which means a sale of at least 100,000 shares of Verso common stock in a single transaction by all such persons) in any of the four 90-day periods set forth above with the assistance of Verso, provided that (i) such person provides Verso prompt written notice of the proposed terms of such sale, including the number of shares of Verso common stock proposed to be sold in such block sale (and the number of shares of Verso common stock otherwise sold by such person during such 90-day period); and (ii) such block sale (together with any other sale of Verso common stock made (or to be made) during such 90-day period, including any other block sale made during such period) would not constitute a sale of more than 50% of the number of shares of Verso common stock beneficially owned by such person at the beginning of such 90-day period.

THE TELEMATE.NET MERGER AGREEMENT

Merger Consideration

      As a result of the Telemate.Net merger, Telemate.Net shareholders will receive their pro rata portion of the merger consideration, which is described below.

      The estimated aggregate number of Verso shares to be issued as merger consideration and the associated exchange ratio for the Telemate.Net merger are based on two components: the number of Verso shares issuable as the base purchase price and the number of Verso shares deemed issuable in exchange for the future exercise proceeds of Telemate.Net vested, in-the-money options.

      The aggregate number of Verso shares issuable as the base price purchase price is computed by dividing the base purchase price, which will be a maximum of $30.0 million and will be reduced on a dollar-for-dollar basis in the event that Telemate.Net has less than the minimum cash requirement at closing, by $1.15, which is the average closing price of Verso common stock for the trading days between April 20, 2001 and May 17, 2001. The minimum cash requirement is defined as $20.0 million:

(a) plus any of Telemate.Net’s unpaid restructuring or transaction costs in any way related to the transactions contemplated by the Telemate.Net merger agreement, including any unpaid severance amounts and unpaid fees and expenses of Robinson-Humphrey, financial advisor to Telemate.Net, up to $575,000 (which represents the first $500,000 of such fees and 50% of such fees over $500,000);

(b) less, up to $500,000, for each dollar of (a) cash proceeds payable upon the exercise of Telemate.Net in-the-money options which terminate on or before December 31, 2001, (b) the proceeds payable to Telemate.Net pursuant to any agreement entered into prior to the completion of the Telemate.Net merger to sell any of its assets before December 31, 2001, and (c) the proceeds payable to Telemate.Net on or before December 31, 2001, arising out of the sales of its products or services to the extent such sales would cause Telemate.Net to exceed its revenue projections of the year ending December 31, 2001;

(c) less $15 million (the purchase amount used by Telemate.Net to purchase shares of Verso’s Series B preferred stock);

(d) less, if the Telemate.Net merger is completed after August 1, 2001, one-half of the amount of Telemate.Net’s weekly costs (up to $60,000 per week) attributable to personnel or activities required by Telemate.Net to operate its business prior to the completion of the Telemate.Net merger for each week (or portion thereof) following August 1, 2001, in which the completion of the Telemate.Net merger does not occur;

(e) less accrued interest on the purchase amount of the Series B preferred stock at the rate of 7.5% per annum, compounded annually.

      In addition, the base purchase price of $30.0 million will be reduced on a dollar-for-dollar basis, up to a maximum of $1.0 million, if a recently alleged patent infringement claim against Telemate.Net is determined to have a material adverse effect on Telemate.Net’s business for purposes of the Telemate.Net merger agreement. Such determination shall be made by an independent arbitrator if requested by Verso no later than ten days prior to the anticipated closing date for the Telemate.Net merger. See “Risk Factors — Intellectual property infringement claims against the combined company, even those without merit, could require it to enter into costly licenses or deprive it of technology it needs.”

      The aggregate number of Verso shares deemed issuable in exchange for Telemate.Net vested in-the-money options is determined by multiplying the total number of Telemate.Net shares underlying the Telemate.Net vested in-the-money options at the closing of the Telemate.Net merger, by the average exercise price for such options and dividing the product obtained by the greater of (a) the average closing price of the Verso common stock for the ten trading days prior to the date the Telemate.Net merger closes and (b) the closing price of the Verso common stock on the trading day prior to such date.

      The exchange ratio is computed by dividing the aggregate number of Verso shares to be issued as merger consideration by the aggregate number of outstanding shares of Telemate.Net common stock plus the number of shares of Telemate.Net common stock issuable upon the exercise of the Telemate.Net vested in-the-money options. The actual exchange ratio, which will not be known until the date the Telemate.Net merger closes, will be affected by any reduction in the $30.0 million base purchase price. The exchange ratio will also be affected by the market price of Verso’s common stock prior to the closing of the merger because the price will be used to determine which of the Telemate.Net options are vested in-the-money options and, thus, entitled to be converted into shares of Verso common stock. Prior to their respective annual meetings, Verso and Telemate.Net will each post on their websites at www.verso.com and www.telemate.net the estimated exchange ratio based on the best information then known to them. This information will also be available by calling D.F. King & Co., Inc. at 1-800-549-6746.

      Based upon Telemate.Net’s unrestricted cash position, which was $22.8 million as of June 30, 2001, and the market price of Verso common stock, which was $1.10 as of July 30, 2001, Verso and Telemate.Net have estimated that Telemate.Net shareholders will receive approximately 23.4 million shares of Verso common stock in the Telemate.Net merger. Based on Telemate.Net’s number of outstanding shares as of May 29, 2001, Telemate.Net shareholders will receive approximately 2.54 shares of Verso common stock in exchange for each share of Telemate.Net stock that they own. Following the Telemate.Net merger, Telemate.Net shareholders will need to exchange their certificates of Telemate.Net common stock for certificates of Verso common stock. Verso will send Telemate.Net shareholders instructions and forms to accomplish this exchange. Verso shareholders will continue to own their existing Verso shares and will keep their current stock certificates representing such shares.

      If the closing had taken place as of June 30, 2001, Telemate.Net estimates that the minimum cash requirement, calculated in accordance with the merger agreement, would have been approximately $22.6 million as compared with ending cash on hand of $22.8 million. As of September 30, 2001, the currently estimated closing date of the merger, Telemate.Net estimates that the minimum cash requirement, calculated in accordance with the merger agreement, will be approximately $6.1 million. Telemate.Net’s management estimates the company will have cash on hand as of September 30, 2001, of between $5.3 million and $5.6 million, generating a shortfall of minimum cash of between $.5 million and $.8 million. Thus, using these estimates, the $30 million merger consideration would be reduced to between $29.5 million and $29.2 million, and Verso would issue between 434,782 and 695,652 fewer shares to Telemate.Net shareholders.

      Appendix A-2 to this document provides you examples of the exchange ratio based on the trading price of Verso common stock and Telemate.Net’s available cash at closing.

Treatment of Telemate.Net Stock Options

      On the record date, there were options to purchase        shares of Telemate.Net common stock outstanding under Telemate.Net’s stock option plans. At the effective time of the Telemate.Net merger, with the exception of out-of-the-money options held by affiliates of Telemate.Net, each Telemate.Net stock option will be converted to an option to purchase the number of shares of Verso common stock equal to the number of shares of Telemate.Net common stock that could be purchased by the option multiplied by the exchange ratio. The Telemate.Net out-of-the-money stock options held by affiliates of Telemate.Net will be terminated at closing. Any fractional shares will be rounded down to the nearest whole share. Telemate.Net stock options converted to Verso stock options will be on the same terms and conditions as were applicable immediately before the effective time of the Telemate.Net merger, except the exercise price per share will be ratably adjusted by the exchange ratio and rounded down to the nearest cent. Verso will at all times after the Telemate.Net merger reserve for issuance a sufficient number of shares of its common stock to be issued upon the exercise of Telemate.Net stock options. Promptly after the Telemate.Net merger, Verso will make all filings required under federal and state securities laws to permit the exercise of the Telemate.Net stock options.

Fractional Shares

      No fractional shares of Verso common stock will be issued to Telemate.Net shareholders in the Telemate.Net merger. Instead, Verso will pay to each Telemate.Net shareholder who would otherwise be entitled to a fractional share of Verso common stock an amount in cash (without interest) determined by multiplying the fraction by the closing per share sale price of Verso common stock on The Nasdaq National Market for the last trading day before the closing of the Telemate.Net merger.

Exchange of Certificates

      Before the Telemate.Net merger, Verso will deposit certificates representing Verso common stock to be issued in the Telemate.Net merger and an amount of cash sufficient to cover payments for fractional shares with an exchange agent mutually selected by Verso and Telemate.Net.

      Promptly after the Telemate.Net merger, American Stock Transfer and Trust, the exchange agent, will deliver to each Telemate.Net shareholder of record immediately before the Telemate.Net merger transmittal materials for use in exchanging certificates representing Telemate.Net common stock for Verso certificates. These transmittal materials will provide for the exchange of Telemate.Net common stock for shares of Verso common stock. Telemate.Net shareholders should not forward their Telemate.Net certificates until they receive the transmittal materials. The exchange agent will deliver certificates representing shares of Verso common stock into which shares of a shareholder’s Telemate.Net common stock are converted in the Telemate.Net merger (or any cash payable for fractional shares) to be delivered to each Telemate.Net shareholder upon delivery to the exchange agent of Telemate.Net certificates (or indemnity reasonably satisfactory to Verso and the exchange agent, if any of the certificates are lost, stolen or destroyed). No interest will be paid on cash paid in lieu of a fractional share or on dividends or distributions that any Telemate.Net shareholder is entitled to receive.

      Until they are surrendered, and subject to applicable law, the Telemate.Net certificates will as of the Telemate.Net merger represent ownership of the number of shares of Verso common stock into which the Telemate.Net shares were converted in the Telemate.Net merger. The holders will be entitled to all rights and privileges of holders of Verso common stock, except that holders of Telemate.Net certificates will not be entitled to receive dividends or any other distributions declared by Verso until the Telemate.Net certificates are surrendered. After the Telemate.Net certificates are surrendered, the holders of newly issued Verso certificates will be paid, without interest, any dividends or other distributions with respect to the shares of Verso common stock the record date for which is after the Telemate.Net merger.

      Any portion of the exchange fund and any remaining certificates that are not claimed by former Telemate.Net shareholders within 12 months of the Telemate.Net merger will be returned to Verso. Any former Telemate.Net shareholder who has not complied with the exchange procedures after that 12-month period may look only to Verso for payment of merger consideration, without interest.

      After the Telemate.Net merger, there will be no further transfers on the records of Telemate.Net of the Telemate.Net certificates. If the Telemate.Net certificates are presented to Verso for transfer, they will be cancelled against delivery of Verso certificates.

Management and Boards of Directors After the Telemate.Net Merger

  Management

      If the Telemate.Net merger is completed, the officers of Verso prior to the Telemate.Net merger will continue to serve as officers of Verso after the Telemate.Net merger, and the officers of Telemate.Net prior to the Telemate.Net merger shall be replaced after the Telemate.Net merger by the officers of the wholly-owned subsidiary of Verso that merged with and into Telemate.Net.

  Verso Board of Directors

      If the Telemate.Net merger is approved, immediately prior to the effective time, the board of directors of Verso will take all action necessary to cause the full board of directors of Verso to consist of the eight individuals currently serving as members of the Verso board of directors (Max E. Bobbitt, Gary H. Heck, James M. Logsdon, Amy L. Newmark, Steven A. Odom, Stephen E. Raville, Juliet M. Reising, and Joseph R. Wright, Jr.) plus two individuals designated by the Telemate.Net board of directors, provided they are reasonably acceptable to Verso. Steven A. Odom will continue to serve as chairman of Verso’s board of directors.

      Following the effective time of the Telemate.Net merger and continuing through the 2004 annual meeting of shareholders of Verso, any vacancy on Verso’s board of directors arising from the resignation, removal or death of Messrs. Mauro or Anantharaman, and any nominee selected to fill a director position occupied by either of the foregoing individuals, shall be nominated on behalf of Verso’s board of directors, filled or selected by a majority vote of the remaining Telemate.Net representatives and approved by the board of directors of Verso.

      There are no material relationships between Verso or its directors and officers and Telemate.Net or its directors and officers except as contemplated by the Telemate.Net merger agreement or as described in this document. In the ordinary course of business and from time to time Verso, Telemate.Net and their affiliates and subsidiaries may do business with each other.

      To the best of Verso’s knowledge, (i) there are no material proceedings to which any prospective director of Verso is a party, or has a material interest, adverse to Verso, and (ii) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any of these people during the past five years.

  Biographies of the current directors of Verso are set forth below

      Max E. Bobbitt, age 56, has served as a director of Verso since September 2000. From January 2000 to September 2000, Mr. Bobbitt served as a director of Cereus Technology Partners, Inc., a Delaware corporation that merged with Verso in September 2000 (“Cereus”). Mr. Bobbitt has served as a director of WorldCom, Inc. since 1992 where he also serves on the compensation committee. Mr. Bobbitt is also currently a director of Metromedia China Corporation (“Metromedia China”), a telecommunications company, and Xepiedus Holding Corporation, a competitive local exchange company. From July 1998 until the present, Mr. Bobbitt has been a telecommunications consultant. From March 1997 until July 1998, Mr. Bobbitt served as President and Chief Executive Officer of Metromedia China. From January 1996 until March 1997, Mr. Bobbitt was President and Chief Executive Officer of Asian American Telecommunications Corporation, which was acquired by Metromedia China in February 1997.

      Gary H. Heck, age 56, has served as a director of Verso since September 2000. From January 2000 to September 2000, Mr. Heck served as a director of Cereus. Mr. Heck has been a consultant since 1989, most recently as a Managing Partner and a co-founder of PacifiCom, a consulting services company. From 1987 until 1989, he was President and Chief Executive Officer of Telematics Products, Inc., a telecommunications products company. From 1983 until 1987, he held various executive positions at Pacific Telesis Corporation, one of the nation’s largest Regional Bell Operating Companies, and completed his tenure as a corporate officer of several subsidiaries of Pacific Telesis and Chief Executive Officer of PacTel Products Corporation. From 1977 until 1983, Mr. Heck was a Division Manager and District Manager at AT&T, where he was responsible for sales and marketing programs. From 1967 until 1977, Mr. Heck held various positions at Pacific Telephone & Telegraph.

      James M. Logsdon, age 54, has served as the President and Chief Operating Officer and a director of Verso since September 2000. From January 2000 to September 2000, Mr. Logsdon also served as the President, Chief Operating Officer and a director of Cereus. From January 1998 to January 2000, Mr. Logsdon served as the Vice President and General Manager of Branch Operations — East for the

Network Services division of GTE, a global telecommunications company. From January 1991 to December 1997, he served as GTE’s Vice President, Sales & Marketing — Commercial Markets.

      Amy L. Newmark, age 44, has served as a director of Verso since September 2000. From January 2000 to September 2000, Ms. Newmark served as a director of Cereus. Ms. Newmark is a private investor in the technology, Internet and telecommunications fields. She was Executive Vice President of Strategic Planning at Winstar Communications, Inc. from 1995 to 1997. Before joining Winstar, she was the general partner of Information Age Partners, LP, a hedge fund investing primarily in technology and emerging growth companies. Before that, she was a securities analyst specializing in telecommunications and technology companies. Ms. Newmark is also a director of U.S. Wireless Data, Inc., ParkerVision, Inc., QueryObject Systems Corp., and iQO.com and also serves on the compensation committees of each of the foregoing companies.

      Steven A. Odom, age 48, has served as the Chief Executive Officer and a director of Verso since September 2000 and as the Chairman of the Board of Verso since December 2000. From January 2000 to September 2000, Mr. Odom served as the Chairman of the Board and the Chief Executive Officer of Cereus. From 1994 until June 1999, Mr. Odom was Chairman of the Board of World Access Inc., a provider of voice, data and Internet products and services around the world. He was Chief Executive Officer of World Access from 1994 until 1998. From 1990 until 1994, Mr. Odom was a private investor in several companies, including World Access and its predecessor. From 1987 until 1990, he was President of the PCS Division of Executone Information Systems in Atlanta, a public company that manufactured and distributed telephone systems. From 1983 until 1987, Mr. Odom was the founder, Chairman and Chief Executive Officer of Data Contract Company, Inc., a manufacturer of telephone switching equipment and intelligent pay telephones. From 1974 until 1983, he served as the Executive Vice President of Instrument Repair Service, a private company founded by Mr. Odom in 1974 that repaired test instruments for local exchange carriers.

      Stephen E. Raville, age 53, has been a director of Verso since October 1997. Since 1996, Mr. Raville has been Chief Executive Officer and Chairman of the Board of Telscape Communications, Inc. Mr. Raville is also President and controlling shareholder of First Southeastern Corp., a private investment company he formed in 1992. In 1983, Mr. Raville founded TA Communications, a long-distance telephone company, and served as its President, Chief Executive Officer and Chairman of the Board. In 1985, in conjunction with a merger between TA Communications and Advanced Telecommunications Corporation, he became Chairman and Chief Executive Officer of Advanced Telecommunications until the merger of Advanced Telecommunications into MCI WorldCom, Inc. in late 1992.

      Juliet M. Reising, age 50, has served as the Executive Vice President, Chief Financial Officer, Secretary and a director of Verso since September 2000. Ms. Reising also served as the Executive Vice President, Chief Financial Officer and director of Cereus from March 2000 to September 2000. From February 1999 to March 2000, Ms. Reising served as Chief Financial Officer of MindSpring Enterprises, Inc., an Internet service provider that merged with EarthLink, Inc. in February 2000. From September 1998 to February 1999, Ms. Reising served as Chief Financial Officer of AvData, Inc., a network management services company acquired by ITC DeltaCom, Inc. in 1999. From September 1997 to September 1998, Ms. Reising was Vice President and Chief Financial Officer for Composit Communications International, Inc., an international software development company. From August 1995 to September 1997, she was Vice President and Chief Financial Officer of InterServ Services Corporation, which was merged with Aegis Communications, Inc. in 1997. Ms. Reising started her career with Ernst & Young LLP in Atlanta, Georgia, where she received her certified public accountant license.

      Joseph R. Wright, Jr., age 62, has served as a director of Verso since September 2000. From January 2000 to September 2000, Mr. Wright served as a director of Cereus. Mr. Wright has been Vice Chairman and Director of Terremark Worldwide, Inc., a public company providing infrastructure and value-added telecommunications services to e-business clients, Internet companies and network providers since May 2000. Prior to this Mr. Wright was Chairman, Chief Executive Officer and Director of AmTec, Inc., a public company providing telecommunications and Internet services to and from the Far East, which merged with Terremark Holdings, Inc. Mr. Wright was also Chairman and Director of GRC International, Inc., a public company that provides advanced computer, engineering and scientific technologies to government and commercial customers for information technology, Internet and software systems. GRC was acquired by AT&T in March 2000 and Mr. Wright has joined the AT&T Government Markets Advisory Board. He is also Vice Chairman and Director of Jefferson Consulting Group, LLC, a Washington, DC consulting firm, and Co-Chairman and Director of Baker & Taylor Holdings, Inc., an international book and video distribution company. Mr. Wright was Vice Chairman, Executive Vice President and Director of W.R. Grace & Company, a specialty chemicals and healthcare company, Chairman of Grace Energy Company, and President of Grace Environmental Company from 1989 to 1994. He was Deputy Director, then Director, of the Federal Office of Management and Budget under President Reagan, serving in the Cabinet and the Executive Office of the President from 1982 to 1989. He was also Deputy Secretary of the Department of Commerce from 1981 to 1982. Before that, Mr. Wright spent five years as President and Chief Operating Officer of Citicorp Retail Services and Retail Consumer Services, following five years in the Departments of Commerce and Agriculture, including Assistant Secretary. Mr. Wright currently serves on the Board of Directors of PanAmSat, Inc., the world’s largest commercial provider of global sent elite-based communications services; Titan Corporation, a public company that provides global technology services to governments and the private sector; Fusion Telecommunications International, Inc., a multinational long distance telecommunications company; RealMed, Inc., a privately held electronic healthcare claims resolution company; and Musicmaker.com, a provider of customized CD compilations on the Internet.

  Biographies of the proposed directors of Verso are set forth below

      Richard L. Mauro, age 58, has served as Telemate.Net’s Chief Executive Officer and President since December, 1996. He has served as a director of Telemate.Net since June 1999. He was President and Chief Operating Officer from March 1994, when he joined Telemate.Net, until December 1996. Mr. Mauro has 36 years of general management and sales, marketing, and engineering management experience. Prior to joining Telemate.Net, Mr. Mauro served as Chief Executive Officer and President of Insight Marketing Partners, Inc., a marketing and management consulting company he founded that focused on assisting early-stage software companies, from March 1990 until March 1994. From January 1986 until March 1990, Mr. Mauro was Vice President — Marketing for INFOUM, a technology center in Atlanta. He began his career with the IBM Corporation in June 1964 where he held a variety of engineering, sales and product marketing management positions. During his last eight years at IBM, he focused on PC-related products, including leading the PC merchandising function for IBM’s retail product centers.

      Murali Anantharaman, age 44, has served as a director of Telemate.Net since October 1999. Mr. Anantharaman has served as a General Partner with LiveOak Equity Partners, L.P., a venture capital firm that makes equity investments in emerging growth companies in the information technology and healthcare sectors, since he co-founded LiveOak in July 1998. From May 1987 to June 1998, Mr. Anantharaman was a partner in EGL Holdings, an Atlanta-based equity investment firm. Previously, Mr. Anantharaman was a Vice President with CSP International in New York, a management strategy consulting firm focused on information technology and communications companies. Mr. Anantharaman has served as a director of Simione Central Holdings, Inc., a developer of healthcare software, since October 1996.

  Telemate.Net’s Board of Directors

      When the Telemate.Net merger is completed, Telemate.Net will become a wholly-owned subsidiary of Verso, and the Telemate.Net board of directors will be replaced by the members of the board of directors of the wholly-owned subsidiary of Verso that merges with and into Telemate.Net.

Representations and Warranties

      In the Telemate.Net merger agreement each of Telemate.Net and Verso has made representations and warranties, all of which are qualified as to materiality, relating to, among other things:

•	corporate existence, qualification to conduct business and corporate standing and power;

•	capital structure;

•	ownership of subsidiaries;

•	corporate authority to enter into and carry out the obligations under the merger agreement and enforceability of the merger agreement;

•	financial statements;

•	the absence of changes or events specified in the Telemate.Net merger agreement;

•	the truth and accuracy of information prepared and provided by them in connection with this document;

•	litigation;

•	compliance with laws, regulations and other requirements;

•	employment arrangements;

•	employee benefits;

•	its properties and assets;

•	material agreements and contracts;

•	tax matters;

•	environmental matters;

•	actions that would prevent the Telemate.Net merger from constituting a reorganization;

•	opinions of financial advisors;

•	intellectual property; and

•	payment of fees to finders or brokers in connection with the Telemate.Net merger agreement.

      For detailed information on these representations and warranties, see the Telemate.Net merger agreement attached to this document as Appendix A.

What We Must Do to Complete the Telemate.Net Merger

  Mutual Conditions

      The respective obligations of Telemate.Net and Verso to consummate the Telemate.Net merger are subject to the following conditions:

•	the adoption and approval of the Telemate.Net merger agreement and the Telemate.Net merger by the Verso shareholders and the Telemate.Net shareholders;

•	the registration statement registering the shares of Verso common stock to be issued in the Telemate.Net merger must have become effective, and no stop order suspending the effectiveness or proceedings for that purpose could have been initiated or threatened by the SEC or any state regulatory authorities;

•	the shares of Verso common stock to be issued in the Telemate.Net merger must have been approved for listing on The Nasdaq National Market;

•	no preliminary or permanent injunction or other order prohibiting the completion of the Telemate.Net merger;

•	the absence of any statute, rule or regulation prohibiting the Telemate.Net merger or making it illegal; and

•	all governmental waivers, consents, orders and approvals and all consents from lenders, lessors or any other third parties must have been obtained, unless not obtaining those consents or approvals would not be reasonably likely to have a material adverse effect on the combined company, taken as a whole.

  Verso’s Conditions

      Verso’s obligation to consummate the Telemate.Net merger is subject to the following conditions, any of which Verso may waive:

•	Telemate.Net must have performed all of its obligations required under the Telemate.Net merger agreement and all representations and warranties made by Telemate.Net in the Telemate.Net merger agreement must have been true and correct on the date of the Telemate.Net merger agreement and as of the Telemate.Net merger closing date with the same force and effect as if they had been made on and as of the date of the Telemate.Net merger closing, except where such failure to perform or to be true and correct would not result in a Telemate.Net material adverse effect, as certified by the chief executive officer of Telemate.Net; and

•	The receipt of an opinion of Verso’s counsel, reasonably satisfactory to Verso, regarding certain tax consequences and the qualification of the Telemate.Net merger as a reorganization under the Internal Revenue Code.

  Telemate.Net’s Conditions

      Telemate.Net’s obligation to consummate the Telemate.Net merger is subject to the following conditions, any of which Telemate.Net may waive:

•	Verso and the Merger Sub must have performed all of their obligations required under the Telemate.Net merger agreement and all representations and warranties made by Verso and the Merger Sub in the Telemate.Net merger agreement must have been true and correct on the date of the Telemate.Net merger agreement and as of the Telemate.Net merger closing date with the same force and effect as if they had been made on and as of the date of the Telemate.Net merger closing, except where such failure to perform or to be true and correct would not result in a Verso Material Adverse Effect, as certified by the chief executive officer of Verso; and

•	The receipt of an opinion of Telemate.Net’s counsel, reasonably satisfactory to Telemate.Net, regarding certain tax consequences and the qualification of the Telemate.Net merger as a reorganization under the Internal Revenue Code.

      For purposes of the Telemate.Net merger agreement, a “Verso Material Adverse Effect” or a “Telemate.Net Material Adverse Effect” means a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Verso or Telemate.Net (as applicable) and its subsidiaries taken as a whole, other than any change, circumstance or effect:

•	relating to general economic conditions or the securities markets;

•	relating to industry conditions and not unique to Verso or Telemate.Net; or

•	resulting from the announcement or existence of the Telemate.Net merger agreement and related transactions.

      There can be no assurance that the conditions to consummation of the Telemate.Net merger will be satisfied or waived. If the conditions to either party’s obligations are not satisfied in any material respect, the other party may terminate the Telemate.Net merger agreement. See “— Termination of the Telemate.Net Merger Agreement.”

Waiver and Amendment

      The Telemate.Net merger agreement may be amended by the parties at any time before or after their respective shareholder meetings, except that any amendment after a shareholder meeting, which requires shareholder approval, may not be made without such approval. All amendments to the Telemate.Net merger agreement must be in writing signed by each party.

      At any time prior to the effective time of the Telemate.Net merger any party to the Telemate.Net merger agreement may:

•	extend the time for or waive compliance with the performance of any obligations or other acts of the other parties to the Telemate.Net merger; and

•	waive any inaccuracies in the representations and warranties of the other parties contained in the Telemate.Net merger agreement or in any related document.

Termination of the Telemate.Net Merger Agreement

      The Telemate.Net merger agreement may be terminated:

•	at any time before the Telemate.Net merger by the mutual consent of Verso and Telemate.Net;

•	by either party, at any time before the Telemate.Net merger if the effective time shall not have occurred by December 31, 2001, without the fault of the terminating party, unless complete governmental authority has not been obtained, in which case either party may extend the termination date until January 31, 2002;

•	by either Telemate.Net or Verso if (i) any injunction, order or decree of any required governmental authority has been denied by final nonappealable action, provided that the terminating party has used its best efforts to prevent the entry of and to remove such injunction, order or decree; or (ii) any required shareholder approval is not obtained at Verso’s annual meeting or Telemate.Net’s annual meeting;

•	by Verso, at any time before Telemate.Net’s annual meeting, if Telemate.Net’s board of directors has withdrawn its recommendation to the Telemate.Net shareholders to approve the Telemate.Net merger agreement or modified or changed its recommendation or recommended a competing transaction instead of the Telemate.Net merger;

•	by Telemate.Net, at any time before Verso’s annual meeting, if Verso’s board of directors has withdrawn its recommendation to Verso’s shareholders to approve the issuance of the Verso common stock in the Telemate.Net merger or modified or changed its recommendation or recommended a competing transaction instead of the Telemate.Net merger;

•	by Telemate.Net, if Verso or the acquiring subsidiary shall have breached any of its representations, warranties, covenants or obligations under the Telemate.Net merger agreement or any representations or warranties become untrue, provided that if the breach is curable through reasonable efforts within 30 days of written notice detailing the default, Telemate.Net may not terminate the Telemate.Net merger agreement so long as Verso continues to exercise reasonable efforts to cure; or

•	by Verso, if Telemate.Net shall have breached any of its representations, warranties, covenants or obligations under the Telemate.Net merger agreement or any representations or warranties become untrue, provided that if the breach is curable through reasonable efforts within 30 days of written notice detailing the default, Verso may not terminate the Telemate.Net merger agreement so long as Telemate.Net continues to exercise reasonable efforts to cure.

      The representations and warranties and most of the covenants in the Telemate.Net merger agreement will terminate upon the termination of the Telemate.Net merger. The agreements surviving the Telemate.Net merger deal primarily with Verso’s obligations with respect to exchange procedures for Telemate.Net’s common stock and options, representations made in this document and management of Verso and Telemate.Net after the Telemate.Net merger. After the Telemate.Net merger, neither of the parties will have any liability to the other because of any breach of the Telemate.Net merger agreement, except with respect to agreements of the parties which by their terms are intended to be performed after the Telemate.Net merger.

Termination Fees

      Each of Verso and Telemate.Net has agreed not to offer to sell its business, stock or assets to, or carry on negotiations with respect to the sale of its business, stock or assets with, any third party. Either of Verso and Telemate.Net may consider unsolicited bona fide third-party offers to purchase its business, stock or assets if its board determines in good faith that the offer must be considered for the board to act in a manner consistent with fiduciary duties under applicable law.

  Termination Fees Payable by Verso

      Verso has agreed to pay Telemate.Net a termination fee of $4 million, plus expenses of up to $1 million, if:

•	Telemate.Net terminates the Telemate.Net merger agreement because Verso’s shareholders have failed to approve and adopt the Telemate.Net merger agreement, the Telemate.Net merger and the increase in the number of authorized shares of Verso common stock;

•	Telemate.Net terminates the Telemate.Net merger agreement because Verso’s board of directors has changed or withdrawn its recommendation of the Telemate.Net merger;

•	Telemate.Net terminates the Telemate.Net merger agreement because Verso has breached any of its representations, warranties, covenants or obligations under the Telemate.Net merger agreement, or any representations or warranties become untrue, which breach remains uncured for the applicable period; or

•	Telemate.Net terminates the Telemate.Net merger agreement because the effective time has not occurred on or before December 31, 2001, through no fault of Telemate.Net, and neither party has extended the agreement to January 31, 2002, provided that a competing transaction is outstanding with respect to Verso and within 12 months Verso either enters into a definitive agreement or consummates a transaction with respect to such competing transaction.

  Termination Fees Payable by Telemate.Net

      Telemate.Net has agreed to pay Verso a termination fee of $4 million, plus expenses of up to $1 million, if:

•	Verso terminates the Telemate.Net merger agreement because Telemate.Net’s shareholders have failed to approve and adopt the Telemate.Net merger agreement and the Telemate.Net merger;

•	Verso terminates the Telemate.Net merger agreement because Telemate.Net’s board of directors has changed or withdrawn its recommendation of the Telemate.Net merger;

•	Verso terminates the Telemate.Net merger agreement because Telemate.Net has breached any of its representations, warranties, covenants or obligations under the Telemate.Net merger agreement, or any representations or warranties become untrue, which breach remains uncured for the applicable period; or

•	Verso terminates the Telemate.Net merger agreement because the effective time has not occurred on or before December 31, 2001, without any fault of Verso, and neither party has extended the agreement to January 31, 2002, provided that a competing transaction is outstanding with respect to Telemate.Net and within 12 months Telemate.Net either enters into a definitive agreement or consummates a transaction with respect to such competing transaction.

      A competing transaction for Verso or Telemate.Net, as applicable, is any of the following involving either company or any subsidiary whose business is 25% of the net revenues, net income or net assets of Verso or Telemate.Net, as applicable:

•	any merger, consolidation, share exchange, business combination or other similar transaction;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets in a single transaction or series or related transactions, except for the sale of inventory in the ordinary course; or

•	any tender offer or exchange offer for 15% or more of the outstanding voting securities of such party or the filing of a registration statement under the Securities Act of 1933 in connection with such offer.

      Although termination fees in transactions such as the proposed Telemate.Net merger are customary, the termination fee agreed to by Verso and Telemate.Net represents a significant percentage of the total transaction value. Neither Verso nor Telemate.Net is aware of any case law in Minnesota or Georgia that upholds the validity of a termination fee of this magnitude. Nevertheless, the board of directors of each of Verso and Telemate.Net believes that the termination fee provided in the Telemate.Net merger agreement is appropriate in light of the facts and circumstances surrounding the proposed Telemate.Net merger described in the section of this document titled “The Telemate.Net Merger — Background of the Telemate.Net Merger.” No assurance can be given, however, that a court would enforce the obligation of Verso or Telemate.Net (as the case may be) to pay this fee.

Covenants Pending Closing

      Verso and Telemate.Net have agreed to use reasonable efforts in good faith to take all actions and to do all things necessary, proper, desirable or advisable to complete the Telemate.Net merger and the other transactions contemplated by the Telemate.Net merger agreement as soon as practicable. Verso and Telemate.Net have formed a committee for the purpose of facilitating the exchange of information and the transition and combination of the businesses from the date of the Telemate.Net merger agreement until the closing.

  Covenants Made by Verso and Telemate.Net

      With limited exceptions, Verso and Telemate.Net have each agreed not to offer to sell to third parties, or negotiate with third parties for the sale of, its business, stock or assets. See “— Termination Fees.” In addition, each of Verso and Telemate.Net has agreed that it and its subsidiaries, except as otherwise contemplated by the Telemate.Net merger agreement and subject to limited exceptions, will:

•	conduct its business in the ordinary and usual course of business and consistent with immediate past practice;

•	use all reasonable efforts to preserve intact each business organization and goodwill, retain officers and key employees and preserve the goodwill and business relationships with customers;

•	not issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or debt or equity rights convertible into or exercisable for capital stock, except for option grants to non-executive employees and shares issued upon the exercise of outstanding options or warrants;

•	not amend its governing documents, except as provided in the Telemate.Net merger agreement;

•	not make, declare, pay or set aside for payment any dividend (including stock dividends) or distribution, or adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

•	not take or fail to take any action that would cause the merger not to qualify as a reorganization within the meaning of Section 368(a) of the tax code;

•	not enter into or amend any employment, consulting, severance or similar agreements with any director, officer or key employee, except in the ordinary course of business and consistent with past practice;

•	not incur any indebtedness other than in the ordinary course of business or under an existing credit facility, or to refinance existing indebtedness on terms reasonably satisfactory to the other company;

•	not sell, encumber, enter into a binding contract or otherwise dispose of any of its material assets, deposits, business or properties;

•	not, except in the ordinary course of business, acquire all or any portion of, the assets, business, deposits or properties of any entity;

•	not make, change or revoke any material tax election or make any material agreement or settlement regarding taxes with any taxing authority;

•	not engage in any action with the intent to adversely impact the merger;

•	not adopt or enter into and amend any pension or retirement plan, trust or fund, except as required to comply with changes in the law;

•	not adopt, enter into or amend any bonus, profit sharing, stock option, compensation, deferred compensation, health care, or other employee benefit plan for the benefit of any employee or retiree, other than in the ordinary course of business; and

•	use commercially reasonable efforts to maintain with financially responsible insurance companies, insurance on its tangible assets and business, consistent with past practice.

Additional Agreements

  Voting Agreements

      In connection with the Telemate.Net merger agreement, Verso entered into a voting agreement with the directors and executive officers of Telemate.Net, referred to herein as the “Verso voting agreement”, and Telemate.Net entered into a voting agreement with the directors and executive officers of Verso, referred to herein as the “Telemate.Net voting agreement”.

      Pursuant to the Verso voting agreement, each of the directors and executive officers of Telemate.Net, who beneficially owned, in the aggregate, as of the close of business on the Telemate.Net record date, approximately      % of the outstanding shares of Telemate.Net common stock, has, among other things, (i) agreed not to sell, pledge or otherwise dispose of the shares of the Telemate.Net common stock held by such officers and directors, (ii) agreed not to deposit such shares in a voting trust or enter into a voting agreement with respect to such shares, (iii) granted an irrevocable proxy to Verso to vote such shares in favor of the adoption of Telemate.Net merger agreement and approval of the Telemate.Net merger, and (iv) agreed to execute and deliver to Verso, at the effective time of the Telemate.Net merger, an Affiliate Agreement, as described elsewhere herein.

      Pursuant to the Telemate voting agreement, each of the directors and executive officers of Verso, who beneficially owned, in the aggregate, as of the close of business on the Verso record date, approximately      % of the outstanding shares of Verso common stock, has, among other things, (i) agreed not to sell, pledge or otherwise dispose of the shares of Verso common stock held by such officers and directors, (ii) agreed not to deposit such shares in a voting trust or enter into a voting agreement with respect to such shares, and (iii) granted an irrevocable proxy to Telemate.Net to vote such shares in favor of the adoption of the Telemate.Net merger agreement and approval of the Telemate.Net merger.

  Steering Committee

      The Telemate.Net merger agreement provides for a Steering Committee consisting of two individuals designated by the Chairman of Verso and two individuals designated by the Chairman of Telemate.Net. As of the date of this document, the Steering Committee consists of Mr. Odom and Ms. Reising as designees of Verso and Mr. Mauro and Ms. Van Pelt as designees of Telemate.Net. The purpose of the Steering Committee is to facilitate the full exchange of information concerning the business, operations, capital spending, budgets and financial results of Verso and Telemate.Net until the closing of the Telemate.Net merger and to facilitate the efficient transition and combination of the two businesses.

  Miscellaneous

      In addition to agreeing to use reasonable efforts in good faith to take all actions and to do all things necessary to complete the Telemate.Net merger and the other transactions contemplated by the Telemate.Net merger agreement as soon as practicable, the Telemate.Net merger agreement also contains additional agreements relating to the preparation and filing of the registration statement and the required regulatory filings and the submission of the Telemate.Net merger for shareholder approval. Verso and Telemate.Net have also agreed to consult each other prior to issuing any public statements and to provide prompt notice to each other upon the occurrence of events specified in the Telemate.Net merger agreement.

Listing of Verso Stock

      Verso common stock is currently quoted on The Nasdaq National Market under the symbol “VRSO.” Verso has agreed to use its best efforts to effect the authorization for listing the Verso common stock to be issued to the shareholders of Telemate.Net pursuant to the Telemate.Net merger agreement or to be reserved for issuance upon the exercise of stock options on The Nasdaq National Market. Such listing is a condition to closing of the Telemate.Net merger.

Expenses

      All expenses incurred in connection with the Telemate.Net merger agreement and the transactions it contemplates will be paid by the party incurring them, except that Verso and Telemate.Net will share equally all printing, filing and mailing expenses associated with this document and the registration statement.

Arbitration

      Verso and Telemate.Net have agreed to resolve any dispute arising out of the Telemate.Net merger agreement by arbitration.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

      The following unaudited pro forma consolidated financial statements give effect to the mergers of a second-tier wholly-owned subsidiary of Verso with and into Telemate.Net and NACT (collectively the “Transactions”).

      The unaudited pro forma consolidated balance sheet presents the financial position of Verso at March 31, 2001, giving effect to the mergers as if they had occurred on such date. The unaudited pro forma consolidated statements of operations for the three months ended March 31, 2001, and for the year ended December 31, 2000, gives effect to the mergers as if they had occurred on January 1, 2000.

      The unaudited pro forma financial information is presented for information purposes only and it is not necessarily indicative of the financial position and results of operations that would have been achieved had the mergers been completed as of the dates indicated and is not necessarily indicative of Verso’s future financial position or results of operations.

      The Telemate.Net merger will be structured as a stock-for-stock exchange as described in “The Telemate.Net Merger,” and will be accounted for under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is generated to the extent that the merger consideration, which may vary based upon the actual exchange ratio, including certain transaction and closing costs, exceeds the fair value of net assets acquired. We are in the process of determining the purchase price allocation, in which we will allocate the excess of the purchase price, including transaction costs, over the book value of the net assets to be acquired between goodwill and other intangible assets. We have not finalized this purchase price allocation. As a result, the final allocation of the excess of purchase price over the net book value of net assets to be acquired could differ from what is presented herein.

      The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Verso and Telemate.Net, including the related notes thereto.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

PRO FORMA CONSOLIDATED BALANCE SHEET

March 31, 2001
(in thousands, except share data)

					Pro Forma
	Historical		Telemate.Net		Consolidated	Historical	NACT
			Pro Forma		Verso and		Pro Forma
	Verso(a)	Telemate.Net(b)	Adjustments		Telemate.Net	NACT(k)	Adjustments

ASSETS:

Current assets:

Cash and cash equivalents	$8,475	$25,573	$—		$34,048	$1,071	$(14,160	)(l)

Accounts receivable, net	11,132	1,727			12,859	4,080

Inventories, principally finished goods	1,154	—			1,154	3,081

Other current assets	3,009	967			3,976	789

Total current assets	23,770	28,267	—		52,037	9,021	(14,160)

Furniture and equipment, net	9,125	2,192	(1,650	)(d)	9,667	3,772

Intangibles, net(1)	109,479	—	4,777	(d)	114,256	5,387	(5,387	)(l)
							16,864	(l)

Other assets	—	75			75	10

Total assets(1)	$142,374	$30,534	$3,127		$176,035	$18,190	$(2,683)

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:

Line of credit	$—	$—	$—		$—	$—	$—

Notes payable	—	—			—	—	5,340	(l)

Current portion of convertible subordinated debentures, net of discount	939	—			939	—

Accounts payable	4,581	979			5,560	605

Accrued compensation	1,396	—	929	(c)	4,755	—
			2,430	(d)

Accrued expenses	4,166	1,958	(929	)(c)	6,839	2,949	400	(l)
			1,501	(d)
			143	(d)

Unearned revenue and customer deposits	3,753	2,820	(520	)(d)	6,053	5,713

Total current liabilities	14,835	5,757	3,554		24,146	9,267	5,740

Convertible subordinated debentures, net of current portion and discount	3,222	—			3,222

Total liabilities	18,057	5,757	3,554		27,368	9,267	5,740

Shareholders’ equity:

Common stock	508	80	(80	)(d)	742	81	(81	)(l)
			234	(d)

Preferred stock	—	—			—	—

Additional paid-in capital	252,002	53,156	(53,156	)(d)	276,399	28,355	(28,355	)(l)
			21,465	(d)			500	(l)
			2,416	(d)
			256	(d)
			260	(e)

Accumulated deficit	(122,524)	(28,438)	28,438	(d)	(122,524)	(19,513)	19,513	(l)

Deferred compensation	(5,669)	—	(260	)(e)	(5,929)

Notes receivable and accrued interest from shareholders	—	(21)			(21)

Total shareholders’ equity(1)	124,317	24,777	86		149,180	8,923	(8,423)

Total liabilities and shareholders’ equity(1)	$142,374	$30,534	$3,127		$176,035	$18,190	$(2,683)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Pro Forma
Consolidated Verso,
Telemate.Net
and NACT

ASSETS:

Current assets:

Cash and cash equivalents	$20,959

Accounts receivable, net	16,939

Inventories, principally finished goods	4,235

Other current assets	4,765

Total current assets	46,898

Furniture and equipment, net	13,439

Intangibles, net(1)	131,120

Other assets	85

Total assets(1)	$191,542

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:

Line of credit	$—

Notes payable	5,340

Current portion of convertible subordinated debentures, net of discount	939

Accounts payable	6,165

Accrued compensation	4,755

Accrued expenses	10,188

Unearned revenue and customer deposits	11,766

Total current liabilities	39,153

Convertible subordinated debentures, net of current portion and discount	3,222

Total liabilities	42,375

Shareholders’ equity:

Common stock	742

Preferred stock	—

Additional paid-in capital	276,899

Accumulated deficit	(122,524)

Deferred compensation	(5,929)

Notes receivable and accrued interest from shareholders	(21)

Total shareholders’ equity(1)	149,680

Total liabilities and shareholders’ equity(1)	$191,542

(1)	The probable exchange ratio used is 2.54 shares of Verso common stock for each share of Telemate.Net common stock. It is estimated that the exchange ratio could range from 2.71 to 2.33. If the exchange ratio is 2.71, intangibles, net, total assets, total stockholders’ equity and total liabilities and stockholders’ equity would increase by $1,452. If the exchange ratio is 2.33, intangibles, net, total assets, total stockholders’ equity and total liabilities and stockholders’ equity would decrease by $1,794.

See accompanying notes to pro forma information.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Three Months Ended March 31, 2001
(in thousands, except share data)

					Pro Forma
	Historical		Telemate.Net		Consolidated	Historical	NACT
			Pro Forma		Verso and		Pro Forma
	Verso(f)	Telemate.Net(g)	Adjustments		Telemate.Net	NACT(m)	Adjustments

Revenue	$10,521	$2,159	$—		$12,680	$6,137	$—

Cost of revenue	7,979	855			8,834	1,838

Gross profit	2,542	1,304	—		3,846	4,299	—

Operating expenses:

Sales, general and administrative	6,309	4,607	(236	)(h)	10,680	3,576

Depreciation	689	—	236	(h)	743	356
			(182	)(i)

Amortization of intangibles(1)	11,062	—			11,062	256	(256	)(n)

Amortization of deferred compensation	608	—	28	(j)	636	—

Total operating expenses	18,668	4,607	(154)		23,121	4,188	(256)

Operating (loss) income from continuing operations	(16,126)	(3,303)	154		(19,275)	111	256

Interest (expense) income, net	(242)	356			114	59	(93	)(o)

Other	—	—			—	3

(Loss) income from continuing operations before income taxes	(16,368)	(2,947)	154		(19,161)	173	163

Income taxes	—	—			—	—

(Loss) income from continuing operations(1)	$(16,368)	$(2,947)	$154		$(19,161)	$173	$163

Net loss from continuing operations per common share — basic and diluted(1)	$(0.33)				$(0.26)

Weighted average shares outstanding — basic and diluted(1)	50,522,369				73,904,956

[Additional columns below]

[Continued from above table, first column(s) repeated]

Pro Forma
Consolidated Verso,
Telemate.Net
and NACT

Revenue	$18,817

Cost of revenue	10,672

Gross profit	8,145

Operating expenses:

Sales, general and administrative	14,256

Depreciation	1,099

Amortization of intangibles(1)	12,908

Amortization of deferred compensation	636

Total operating expenses	27,053

Operating (loss) income from continuing operations	(18,908)

Interest (expense) income, net	80

Other	3

(Loss) income from continuing operations before income taxes	(18,825)

Income taxes	—

(Loss) income from continuing operations(1)	$(18,825)

Net loss from continuing operations per common share — basic and diluted(1)	$(0.25)

Weighted average shares outstanding — basic and diluted(1)	73,904,956

(1)	The probable exchange ratio used is 2.54 shares of Verso common stock for each share of Telemate.Net common stock. It is estimated that the exchange ratio could range from 2.71 to 2.33. If the exchange ratio is 2.71, the net loss from continuing operations per common share — basic and diluted for pro forma consolidated Verso and Telemate.Net would be $(.25) based on weighted average shares outstanding — basic and diluted of 75,469,933. If the exchange ratio is 2.33, the net loss from continuing operations per common share — basic and diluted for pro forma consolidated Verso and Telemate.Net would be $(.27) based on weighted shares outstanding — basic and diluted of 71,971,750.

See accompanying notes to pro forma information.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, 2000
(in thousands, except share data)

					Pro Forma
	Historical		Telemate.Net		Consolidated	Historical	NACT
			Pro Forma		Verso and		Pro Forma
	Verso(f)	Telemate.Net(g)	Adjustments		Telemate.Net	NACT(m)	Adjustments

Revenue	$65,868	$10,690	$—		$76,558	$21,936	$—

Cost of revenue	52,818	5,180			57,995	8,691

Gross profit	13,050	5,510	—		18,560	13,245	—

Operating expenses:

Sales, general and administrative	34,837	22,398	(915	)(h)	56,320	15,624

Depreciation	1,873	—	915	(h)	2,058	954
			(730	)(i)

Amortization of intangibles(1)	11,549	—			11,549	1,022	(1,022	)(n)

Loss on asset abandonment	1,978	—			1,978	—

Reorganization costs	1,500	310			1,810	—

Amortization of deferred compensation	608	—	111	(k)	719	—

Total operating expenses	52,345	22,708	(619)		74,434	17,600	(1,022)

Operating loss from continuing operations	(39,295)	(17,198)	619		(55,874)	(4,355)	1,022

Interest (expense) income, net	(1,240)	1,974			734	242	(374	)(o)

Other	—	—			—	33

Loss from continuing operations before income taxes	(40,535)	(15,224)	619		(55,140)	(4,080)	648

Income taxes	—	—			—	—

Loss from continuing operations(1)	$(40,535)	$(15,224)	$619		$(55,140)	$(4,080)	$648

Net loss from continuing operations per common share — basic and diluted(1)	$(1.56)				$(1.12)

Weighted average shares outstanding — basic and diluted(1)	25,903,431				49,286,018

[Additional columns below]

[Continued from above table, first column(s) repeated]

Pro Forma
Consolidated
Verso,
Telemate.Net
and NACT

Revenue	$98,494

Cost of revenue	66,689

Gross profit	31,805

Operating expenses:

Sales, general and administrative	71,944

Depreciation	3,012

Amortization of intangibles(1)	11,549

Loss on asset abandonment	1,978

Reorganization costs	1,810

Amortization of deferred compensation	719

Total operating expenses	91,012

Operating loss from continuing operations	(59,207)

Interest (expense) income, net	602

Other	33

Loss from continuing operations before income taxes	(58,572)

Income taxes	—

Loss from continuing operations(1)	$(58,572)

Net loss from continuing operations per common share — basic and diluted(1)	$(1.19)

Weighted average shares outstanding — basic and diluted(1)	49,286,018

(1)	The probable exchange ratio used is 2.54 shares of Verso common stock for each share of Telemate.Net common stock. It is estimated that the exchange ratio could range from 2.71 to 2.33. If the exchange ratio is 2.71, the net loss from continuing operations per common share — basic and diluted for pro forma consolidated Verso and Telemate.Net would be $(1.08) based on weighted average shares outstanding — basic and diluted of 50,850,995. If the exchange ratio is 2.33, the net loss from continuing operations per common share — basic and diluted for pro forma consolidated Verso and Telemate.Net would be $(1.16) based on weighted shares outstanding — basic and diluted of 47,352,812.

See accompanying notes to pro forma information.

NOTES TO PRO FORMA INFORMATION

Note  1.                           Basis of presentation

      The pro forma consolidated balance sheet assumes that the Transactions occurred on March 31, 2001.

      The pro forma consolidated statements of operations for the three months ended March 31, 2001, and for the year ended December 31, 2000, assume the Transactions occurred on January 1, 2000.

      There are no material differences among the accounting policies of Verso, Telemate.Net and NACT.

Note  2.                           Pro forma adjustments

      The pro forma adjustments are based on Verso’s estimates of the value of the tangible and intangible assets acquired. Under purchase accounting, the total acquisition cost will be allocated to Telemate.Net’s and NACT’s assets and liabilities based on their relative fair values. The final allocations may be different from those reflected herein.

Telemate.Net

      (a)  Reflects the historical financial position of Verso at March 31, 2001.

      (b)  Reflects the historical financial position of Telemate.Net at March 31, 2001.

      (c)  Reflects the reclassification of Telemate.Net’s accrued compensation to conform to Verso’s presentation.

      (d)  Represents the preliminary valuation of intangible assets resulting from the allocation of the $25.9 million purchase price, including transaction costs, over the fair value of the net assets acquired. The intangible asset reflects (in thousands):

- $	1,650	Adjustment to fair value of furniture and equipment to be disposed of or abandoned;

- $	2,430	Accrued costs for severance to be paid to former employees of Telemate.Net;

- $	1,501	Accrued transaction costs;

- $	143	Accrued costs for leased facilities to be abandoned prior to their full terms net of estimated amounts recoverable under potential future sublease arrangements. The leases include the former Telemate.Net corporate headquarters;

- $	(520)	Adjustment of unearned revenue related to the estimated costs to provide support including a 20% profit margin for unearned annual support revenue;

- $	(80)	Elimination of Telemate.Net’s historical common stock;

- $	234	Related to the issuance of approximately 23.4 million shares of Verso common stock, par value $.01, in exchange for approximately 9.2 million shares of Telemate.Net common stock, based on an exchange ratio of 2.54 to 1. For purposes of preparing the pro forma information, the fair value of the merger consideration was based on the average market price for Verso common stock of $.93. The number of shares times par value was allocated to common stock;

- $	(53,156)	Elimination of Telemate.Net’s historical additional paid-in-capital;

NOTES TO PRO FORMA INFORMATION — (Continued)

- $	21,465	Related to the issuance of approximately 23.4 million shares of Verso common stock, par value $.01, in exchange for approximately 9.2 million shares of Telemate.Net common stock, based on an exchange ratio of 2.54 to 1. For purposes of preparing the pro forma information, the fair value of the merger consideration was based on the average market price for Verso common stock of $.93. The excess of fair value over par value was allocated to additional paid in capital;

- $	2,416	Related to the issuance of options to purchase approximately 5.0 million shares of Verso common stock in exchange for vested options to purchase approximately 1.9 million shares of Telemate.Net common stock, based on a per share weighted-average fair value of approximately $.48 for all options. The fair value was determined using the Black-Scholes option-pricing model and was based on the following weighted-average assumptions: expected volatility — 91%; expected life — one year; risk-free interest rate — 5.5%; and expected dividend yield — 0%;

- $	256	Related to the issuance of options to purchase approximately 967,000 shares of Verso common stock in exchange for unvested options to purchase approximately 372,000 shares of Telemate.Net common stock, based in a per share weighted-average fair value of $.26 for all options. The fair value was determined using the Black-Scholes option-pricing model and was based on the assumptions described above;

- $	28,438	Elimination of Telemate.Net’s historical accumulated deficit;

- $	4,777	Intangible asset resulting from the allocation of the purchase price over the fair value of net assets acquired.

      (e)  Represents the estimated deferred compensation resulting from the portion of the employee stock options to purchase Verso common stock issued in exchange for the unvested portion of options to purchase Telemate.Net common stock. The amounts represent the portion of the intrinsic value of the unvested portion of the replacement awards related to the future vesting periods.

      (f)  Reflects the historical operating results of Verso for the periods presented.

      (g)  Reflects the historical operating results of Telemate.Net for the periods presented.

      (h)  Reflects the reclassification of Telemate.Net depreciation expense to conform to Verso’s presentation for the periods presented.

      (i)  Reflects the reduction of depreciation expense related to the adjustment to estimate fair value of furniture and equipment to be disposed of or abandoned for the periods presented.

      (j)  Reflects amortization of the deferred compensation resulting from the portion of the employee stock options to purchase Verso common stock issued in exchange for the unvested portion of options to purchase Telemate.Net common stock over the remaining vesting periods of such options for the periods presented.

NACT

      (k)  Reflects the historical financial position of NACT at March 31, 2001.

      (l)  Represents the preliminary valuation of intangible assets resulting from the allocation of the $20.4 million purchase price, including transaction costs, over the fair value of the net assets acquired. The intangible asset reflects (in thousands):

- $	14,160	Cash consideration;

NOTES TO PRO FORMA INFORMATION — (Continued)

- $	5,387	Elimination of NACT’s previously recorded intangible asset;

- $	5,340	Note payable issued in purchase;

- $	400	Accrued transaction costs;

- $	(81)	Elimination of NACT’s historical common stock;

- $	(28,355)	Elimination of NACT’s historical additional paid-in-capital;

- $	500	Fair value of options granted at closing;

- $	19,513	Elimination of NACT’s historical accumulated deficit;

- $	16,864	Intangible asset resulting from the allocation of the purchase price over the fair value of net assets acquired.

      (m)  Reflects the historical operating results of NACT for the periods presented.

      (n)  Reflects the elimination of the historical amortization.

      (o)  Reflects interest expense at 7% per annum on the note payable for the periods presented.

Note  3.  Reductions of Expenses

      The pro forma adjustments to the unaudited pro forma consolidated statements of operations do not reflect the reduction of expenses due to redundant facilities and personnel. Management expects the annualized expense savings to be approximately $4.0 million, primarily related to Telemate.Net.

Note  4.  Amortization of Intangibles

      The pro forma consolidated statements of operations for the year ended December 31, 2000 and for the three months ended March 31, 2001 reflect the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets;” therefore, no amortization expense is recorded for purchased intangibles occurring after June 30, 2001.

DESCRIPTION OF VERSO CAPITAL STOCK

      The following statements regarding the Minnesota Business Corporation Act, Verso’s restated articles of incorporation and Verso’s bylaws are brief summaries, and may not contain all the information important to you. For a more complete description of Verso’s capital stock, you should carefully read the detailed provisions of the Minnesota Business Corporation Act as well as Verso’s restated articles of incorporation and bylaws. See “Where You Can Find More Information.”

      In addition, Verso is proposing to increase the number of authorized shares of Verso common stock. The following description does not take into account the effect of this proposal. See “Additional Proposals for Verso Annual Meeting.”

      Under Verso’s restated articles of incorporation, Verso’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Verso’s board has designated 30,000 shares of the preferred stock as “Preferred Stock Series A,” but no shares of that series are presently outstanding. Verso’s board has also designated 750,000 shares of the preferred stock as “Preferred Stock Series B,” and has issued and sold all such shares to Telemate.Net pursuant to the Series B purchase agreement previously discussed. See “Summary — Recent Developments.”

Common Stock

      There were           shares of Verso’s common stock issued and outstanding as of                , 2001. In addition, Verso has reserved a total of (i) 11,811,726 shares of common stock for issuance upon exercise of warrants and options granted or to be granted under Verso’s various stock incentive plans, (ii) 20,775,204 shares of common stock for issuance upon the exercise of outstanding options and warrants not granted under the various stock incentive plans, (iii) 1,420,618 shares of common stock for issuance upon the conversion of outstanding convertible debentures and outstanding convertible notes, and (iv) 10,246,357 shares of common stock for issuance upon conversion of Verso’s Series B Preferred Stock. All shares of Verso’s common stock now outstanding are fully paid and nonassessable.

      The holders of Verso’s common stock:

•	have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the board;

•	are entitled to share ratably in all of Verso’s assets available for distribution to holders of Verso common stock upon liquidation, dissolution or winding up of the affairs of Verso;

•	do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto; and

•	are entitled to one vote per share on all matters which shareholders may vote on at all meetings of shareholders.

      The holders of Verso common stock do not have cumulative voting rights, which means that the holders of more than 50% of outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In that event, the holders of the remaining shares will not be able to elect any directors.

Preferred Stock

      Verso’s board is authorized, without further shareholder action, to issue preferred stock in one or more series and to fix the liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the preferred stock.

      Of the 30,000 shares of preferred stock designated as Preferred Stock Series A, no shares are currently outstanding. If shares of the Preferred Stock Series A are issued, its holders:

•	will have no voting rights, other than as may be provided by the Minnesota Business Corporation Act;

•	will be entitled to an aggregate cash dividend at least equal to the aggregate cash dividend payable in respect of any other class of stock when, as and if cash dividends are payable to other classes;

•	if Verso liquidates or dissolves, will be entitled to receive $7.50 per share of Preferred Stock Series A payable out of Verso’s assets before any payment is made to holders of common stock or any junior class of preferred stock;

•	may be subject at any time to a redemption of their Preferred Stock Series A at its then-current fair market value; and

•	will be entitled at their option to convert their shares of Preferred Stock Series A into Verso common stock.

      Of the 750,000 shares of preferred stock designated as Preferred Stock Series B, all such shares are currently outstanding and are held by Telemate.Net. Holders of the Preferred Stock Series B:

•	will have no voting rights, other than as may be provided by the Minnesota Business Corporation Act;

•	will be entitled to a cumulative cash dividend at a rate of 10% per annum through December 31, 2001, and at a rate of 15% per annum after December 31, 2001;

•	if Verso liquidates or dissolves (i) prior to or on December 31, 2001, will be entitled to receive $20.00 per share of Preferred Stock Series B, and (ii) after December 31, 2001, will be entitled to receive $25.00 per share of Preferred Stock Series B, in each case payable out of Verso’s assets before any payment is made to holders of common stock or any other class of Verso’s capital stock;

•	may be subject to a redemption of their shares of Preferred Stock Series B by Verso on or before December 31, 2001, or may have their Preferred Stock Series B redeemed at their option after December 31, 2001; and

•	will be entitled to convert their shares of Preferred Stock Series B (subject to the limitations set forth in the designations with respect to the Preferred Stock Series B filed as a part of Verso’s restated articles of incorporation) into Verso common stock.

      In addition, upon consummation of the NACT stock purchase, Verso granted a second-priority security interest in the capital stock of NACT to Telemate.Net to secure Verso’s obligation to redeem, under the circumstances set forth in the NACT purchase agreement, the shares of the Preferred Stock Series B held by Telemate.Net.

      Although there is no current intention to do so, Verso’s board of directors may, without shareholder approval, issue shares of a class or series of preferred stock with conversion rights which could adversely affect the voting power of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of Verso.

Minnesota Business Corporation Act

      Section 302A.671 of the Minnesota Business Corporation Act applies, with limited exceptions set forth in such section, to any acquisition of Verso voting stock (from a person other than Verso, and other than in connection with the mergers and exchanges described in such section to which Verso is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of Verso shareholders before it is consummated. In general, shares acquired without shareholder approval are denied voting rights and are redeemable at their then fair market value by Verso within 30 days after the acquiring person has failed to give a timely information statement to Verso or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

      Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by Verso, or any of its subsidiaries, with any shareholder that purchases 10% or more of Verso’s voting shares (an “interested shareholder”) within four years following the interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the board before the interested shareholder’s share acquisition date.

      Neither Section 302A.671 nor Section 302A.673 will apply to the Telemate.Net merger.

Transfer Agent and Registrar

      The transfer agent and registrar for Verso’s common stock is American Stock Transfer & Trust Company.

COMPARISON OF SHAREHOLDER RIGHTS

      The rights of Telemate.Net shareholders are governed by Telemate.Net’s articles of incorporation, its bylaws and Georgia law. After the Telemate.Net merger, Telemate.Net shareholders will become shareholders of Verso, and their rights will be governed by Verso’s articles of incorporation, its bylaws, and Minnesota law. The following is a summary of the material differences between the rights of Telemate.Net shareholders and Verso shareholders under the articles of incorporation and bylaws of Telemate.Net and the articles of incorporation and bylaws of Verso, and under Georgia law and Minnesota law. This summary may not contain all of the information that is important to you. For a full description of the rights of Verso shareholders and Telemate.Net shareholders, you must refer to the governing laws and documents listed below. We will send you a copy of the articles of incorporation and bylaws of each company without charge at your request.

Telemate.Net	Verso
(Georgia)	(Minnesota)

Governing Law
• Georgia Business Corporation Code (the “GBCC”)	• Minnesota Business Corporation Law (the “MBCA”)

Governing Documents
• Telemate.Net’s articles of incorporation and bylaws	• Verso’s articles of incorporation and bylaws

Authorized and Issued Capital Stock
• Common Stock, $.01 par value per share, 100,000,000 shares authorized; shares outstanding, as of August 15, 2001.	• Common Stock, $.01 par value per share, 100,000,000 shares authorized; shares outstanding, as of August 15, 2001.
• Preferred Stock, $.01 par value per share, 20,000,000 shares authorized, of which 300,000 shares have been designated “Series A Preferred Stock”; no shares outstanding.	• Preferred Stock, no par value, 1,000,000 shares authorized, of which 30,000 shares have been designated “Series A Preferred”; no shares outstanding.

Issuance of Preferred Stock
• Without shareholder approval, the board of directors may set the rights and preferences of various series of preferred stock and issue preferred stock.	• Without shareholder approval, the board of directors may set the rights and preferences of various series of preferred stock and issue preferred stock.

Description of Common Stock
• Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to the rights of any outstanding preferred stock, holders of common stock are entitled to share ratably in such dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. The common stock
• Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to the rights of any outstanding preferred stock, holders of common stock are entitled to share ratably in such dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. The common stock

Telemate.Net	Verso
(Georgia)	(Minnesota)

has no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.	has no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Treasury Shares
• The GBCC permits treasury shares. Such shares are deemed issued but not outstanding shares, do not have voting rights absent special circumstances, and do not receive dividends unless the resolution authorizing the dividend expressly so provides.
• The MBCA does not allow for treasury shares.

Number of Directors
• Determined by a resolution of the board of directors or of the shareholders. There are currently five directors.	• Not less than one nor more than 10, as determined by a resolution of a majority of the board of directors. There are currently eight directors.

Classification of Directors
• The board of directors is divided into three classes, Class I, Class II, and Class III. Each class consists, as nearly as possible, of one-third of the total number of directors. Except in the case of death, resignation, disqualification or removal, each director serves for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected.
• None.

Election of Directors
• Directors are elected by a plurality of the votes cast by the shares entitled to vote and present at the meeting. Cumulative voting is not permitted.	• Directors are elected by a plurality of the votes cast at a meeting of the shareholders at which a quorum is present in person or by proxy. Cumulative voting is not permitted.

Removal of Directors
• Directors may be removed with or without cause by the shareholders, except that directors elected by a particular voting group may be removed only by the shareholders in that voting group. Removal action may be taken only at a shareholders’ meeting for which notice of the removal action has been given.
• Directors may be removed with or without cause by a majority vote of all shares entitled to vote at an election of directors.

Filling Vacancies on Board of Directors
• Vacancies may be filled by a majority of the remaining directors, even if less than a quorum, unless the shareholders have elected a successor, except that if the vacant office was held by a director elected by a particular voting group, only holders of shares of that voting group or the remaining directors elected by that voting group
• Vacancies resulting from the death, resignation, removal or disqualification of a director may be filled by a majority of remaining directors, even if less than a quorum. Vacancies resulting from newly-created directorships may be filled by a majority of the directors then serving.

Telemate.Net	Verso
(Georgia)	(Minnesota)

may fill the vacancy, unless there are no remaining directors elected by that voting group, in which case the remaining directors may fill the vacancy before the shareholders of the voting group act to fill the vacancy.

Director’s Standard of Care and Personal Liability
• The GBCC provides that a director shall discharge his or her duties as a director in a manner he believes in good faith to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. A director who performs his or her duties in compliance with these provisions is not liable to the corporation or to its shareholders for any action taken as a director or any failure to take any action.
• The MBCA provides that a director shall discharge the director’s duties in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would exercise under similar circumstances. A director who so performs those duties may not be held liable by reason of being a director or having been a director of the corporation.

Limitation of Liability
• The GBCC and Telemate.Net’s articles of incorporation provide that a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for: (i) an appropriation, in violation of the director’s duties, of a business opportunity of the corporation; (ii) acts or omissions that involve intentional misconduct or a knowing violation of law; (iii) illegal distributions; or (iv) any transaction from which the director received an improper personal benefit.
• The MBCA and Verso’s articles of incorporation provide that a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for: (i) breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) illegal dividends, stock repurchases or redemptions; (iv) any transaction from which the director derives an improper personal benefit; or (v) violations of the Minnesota securities laws specified in the MBCA.

Indemnification of Officers and Directors
• Telemate.Net’s bylaws provide that Telemate.Net shall indemnify any director, and may indemnify officers, employees and agents of the corporation, to the fullest extent allowed by Georgia law against expenses and liabilities incurred in a proceeding because he or she is or was a director, officer, employee or agent of the corporation. Telemate.Net also maintains directors’ and officers’ liability insurance.
• Verso’s bylaws provide that Verso shall indemnify to the fullest extent allowed by Minnesota law any person whom it shall have the power to indemnify from and against all expenses or liabilities resulting from any action, suit or proceeding brought or threatened to be brought against such person by reason of the fact that he or she is or was a director or officer of Verso or serves or served at any other enterprise at the request of Verso. Verso also maintains directors’ and officers’ liability insurance.

Telemate.Net	Verso
(Georgia)	(Minnesota)

Special Meetings of Shareholders
• Special meetings may be called by (i)  the board of directors; (ii) the chairman of the board, chief executive officer, or the president; or (iii) the holders of 50% of the votes entitled to be cast on each issue proposed to be considered at the special meeting.
• Special meetings may be called by (i) the chief executive officer or the chief financial officer; (ii) any two or more directors; or (iii) upon the written request of shareholders holding 10% (or 25% in the case of a meeting for the purpose of considering a business combination) or more of the voting power of shares of common stock.

Action by Written Consent in Lieu of a Shareholder Meeting
• Action may be taken without a meeting if consents in writing are signed by all of the shareholders entitled to vote on such action.	• Action may be taken without a meeting if consents in writing are signed by all of the shareholders entitled to vote on such action.

Record Date for Determining Shareholders
• Telemate.Net’s bylaws provide (i) that the board of directors may fix a record date that is not more than 70 days nor less than 10 days prior to the date of the meeting and (ii) that the record date shall apply to any adjournment of the meeting unless the board of directors fixes a new record date for the reconvened meeting or unless the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting. If a record date is not fixed, the record date shall be, as appropriate, (i) the date notice of a meeting is mailed; (ii) the date the board of directors adopts a resolution declaring a dividend or authorizing a distribution; or (iii) the date on which any other action is taken that requires a determination of shareholders.
• Verso’s bylaws provide that the board of directors may fix a record date not more than 60 days prior to the date of the meeting.

Advance Notice for Shareholder Nominations and Other Business
• Telemate.Net’s bylaws provide that a shareholder may nominate directors or bring business before an annual meeting if the shareholder gives timely notice in writing to the secretary of the corporation. Notice must be delivered or mailed to and received by the corporation not less than 60 days before the date of the meeting; however, if less than 70  days notice of the date of the meeting is given, notice must be delivered or received not later than the close of business on the 10th day following the earlier of the day notice of the date of the meeting is mailed to shareholders or public disclosure of the date of the meeting is made. A notice must set forth the information specified in Telemate.Net’s bylaws. The chairman shall have discretion to declare the business proposed by a shareholder out of order and not to be transacted at the meeting.
• The MCBA and Verso’s articles of incorporation and bylaws do not restrict the ability of shareholders to nominate directors at, or bring business before, an annual meeting.

Telemate.Net	Verso
(Georgia)	(Minnesota)

Amendment of Articles or Certificate of Incorporation
• Telemate.Net’s articles of incorporation may be amended if approved by the holders of at least 66 2/3% of the total number of votes of then outstanding shares of capital stock that are entitled to vote generally in the election of directors.
• Verso’s articles of incorporation may be amended if approved by a majority of the shares present at a meeting and entitled to vote on the amendment upon a proposal submitted by either the board of directors or shareholders owning 3% or more of the voting power of shares entitled to vote.

Amendment of Bylaws
• Telemate.Net’s bylaws may be amended by the board of directors, except for provisions regarding special meetings of shareholders, matters to be considered at annual shareholder meetings, nomination of directors, and indemnification. Telemate.Net’s bylaws may be amended by the holders of a majority of the total number of then outstanding shares of capital stock entitled to vote generally in the election of directors.
• Verso’s bylaws may be amended by the board of directors, except for provisions fixing a quorum for shareholder meetings, governing director removals and filling of board vacancies, and fixing the number, terms, classifications and qualifications of directors. Verso’s bylaws may be amended by the approval of a majority of the shares present at a meeting and entitled to vote on the amendment, upon a proposal submitted by shareholders owning 3% or more of the voting power of shares entitled to vote.

Business Combinations
• The GBCC business combination statute provides that a Georgia corporation may not engage in any business combination with any person that acquires beneficial ownership of 10% or more of the voting power of the outstanding voting shares of the corporation (an “interested shareholder”) for five years, unless one of three conditions is met: (i) if prior to the time a person becomes an interested shareholder, the board of directors approves the transaction by which a person becomes an interested shareholder; (ii)  in the transaction which resulted in the person becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares specified in the GBCC business combination statute; or (iii) subsequent to becoming an interested shareholder, such shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the corporation, excluding shares specified in such statute, and the business combination was approved at an annual or special meeting of shareholders by the holders of a majority of the voting stock entitled to vote thereon, excluding the voting stock beneficially owned by the interested shareholder and other shares specified in such statute.
• The MBCA business combination statute provides that an issuing public corporation may not engage in the business combinations described therein with any person that acquires beneficial ownership of 10% or more of the voting stock of the corporation for four years unless, prior to the share acquisition date, a committee of all of the disinterested directors approves either the business combination or the acquisition of shares.

Telemate.Net	Verso
(Georgia)	(Minnesota)

• Only specified business combinations are prohibited by the GBCC, including: (a)  any merger or share exchange with an interested shareholder or affiliate thereof; (b) any sale, lease, transfer, or other disposition of assets having an aggregate book value of 10% or more of the net assets of the corporation; (c) the issuance or transfer of stock having an aggregate market value of 5% or more of the total market value of the outstanding common and preferred shares of the corporation to an interested shareholder or an affiliate thereof, except pursuant to a method affording substantially proportionate treatment to the holders of voting shares; (d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an interested shareholder or an affiliate thereof; and (e) any reclassification of securities, recapitalization, or merger or share exchange with a subsidiary, which has the effect of increasing by 5% or more the proportionate amount of the outstanding shares of any class or series of securities beneficially owned by an interested shareholder or an affiliate thereof.
• Only specified business combinations are prohibited by the MBCA, including: (a) any merger or exchange of securities of the corporation with the interested shareholder; (b) the sales, transfers, or other dispositions of assets of the corporation to an interested shareholder described in the MBCA business combination statute; (c) transfers by the corporation to interested shareholders of shares having an aggregate market value of 5% or more of the value of all outstanding shares, except for a pro rata transfer to all shareholders; (d) any liquidation or dissolution of, or reincorporation in another jurisdiction of, the corporation which is proposed by an interested shareholder; (e) the transactions described in the MBCA business combination statute proposed by the interested shareholder or any affiliate or associate of the interested shareholder that would result in an increase in the proportion of shares the interested shareholder is entitled to vote; (f) transactions whereby an interested shareholder receives the benefit of loans, advantages, guarantees, pledges, or other financial assistance or tax advances or credits from the corporation; and (g) exchanges of shares of the corporation for money or property of an interested shareholder as described in the MBCA business combination statute.
• The GBCC provides that, subject to the exceptions set forth therein, a business combination shall be (i) unanimously approved by the continuing directors, provided that they constitute at least three members of the board of directors at the time of approval; or (ii)  recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast, other than shares owned by the interested shareholders or an affiliate thereof.

• The GBCC business combination statute does not apply to a Georgia corporation unless a corporation has elected in its bylaws to be governed by the statute. Telemate.Net’s bylaws contain a provision electing to be governed by the statute.
• A corporation may “opt out” of the business combination statute; however, Verso’s articles and bylaws do not contain any opt out provisions with respect to the statute.

Control Share Acquisitions
• The GBCC does not contain a control share acquisition or comparable statute.	• The MBCA control share acquisition statute requires disinterested shareholder approval for any acquisition of shares of an “issuing public

Telemate.Net	Verso
(Georgia)	(Minnesota)

corporation,” which is a Minnesota corporation that has at least 50 shareholders, where such acquisition results in the acquiring person owning more than a designated percentage of the outstanding shares of the corporation. An acquiror who exceeds the share ownership thresholds set forth in the MBCA control share acquisition statute and acquires shares without shareholder approval loses voting rights and may be subject to redemption privileges of the corporation and only regains voting rights if it discloses the information listed in the MBCA control share acquisition statute to the corporation and the shareholders grant the acquiror voting rights at a special or annual meeting of shareholders. The control share acquisition statute applies unless the issuing public corporation “opts out” of the statute in its articles of incorporation or bylaws. Verso’s articles of incorporation and bylaws do not contain any opt out provisions.

Other Anti-Takeover Provisions
• The GBCC does not have a provision expressly prohibiting golden parachute or similar agreements.	• The MBCA prohibits a publicly-held corporation from entering into or amending agreements (commonly referred to as “golden parachutes”) that increase current or future compensation of any officer or director during any tender offer or request or invitation for tenders.
• The GBCC does not limit the ability of corporations to pay greenmail.	• The MBCA also limits the ability of a publicly- held corporation to pay “greenmail,” or the purchase of shares at a price in excess of current market value from a greater than 5% shareholder if such shares have been beneficially owned for less than two years, unless the purchase is approved at a meeting of shareholders by a majority of all shares entitled to vote or unless the corporation’s offer is of at least equal value per share and to all holders of shares of the same class or series and to all holders of any class or series into which the securities may be converted.
• The GBCC does not provide that a board of directors may consider the interests of other constituencies when determining if a transaction is in the best interests of the corporation and its shareholders. However, Telemate.Net’s articles of incorporation provide that the board of directors (and individual directors), in discharging its duties and in determining what is believed to be in the best interest of the corporation, may in its sole discretion consider the interests of the employees,
• The MBCA authorizes the board of directors, in discharging their duties in considering the best interests of the corporation, to consider the interests of the corporation’s employees, customers, suppliers and creditors, the economy of the state and nation, community and societal considerations and the long-term and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Telemate.Net	Verso
(Georgia)	(Minnesota)

customers, suppliers and creditors of the corporation, the communities in which offices or other establishments of the corporation and its subsidiaries are located, and all other factors such director or directors consider pertinent, in addition to considering the effect of any action on the corporation and its shareholders; provided that the foregoing shall not be deemed to provide any of such constituencies any right to be considered in any such discharge of duties or determination.

Dissenters’ or Appraisal Rights
• The GBCC does not allow dissenters’ rights with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or held of record by more than 2,000 shareholders if such shareholders are required to receive only shares of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, cash in lieu of fractional shares, or a combination of the foregoing, unless the articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise.
• The MBCA provides for dissenters’ rights upon (i) amendments to the articles of incorporation that materially and adversely affect the rights or preferences of the shares of the dissenting shareholders; and (ii) upon the sale of substantially all corporate assets and upon a merger or share exchange by a corporation, regardless of whether the shares of the corporation are listed on a national securities exchange or widely held.

VERSO ANNUAL MEETING

Meeting Date

      The Verso annual meeting will be held on      , September   , 2001, at the Renaissance Waverly Hotel, 2450 Galleria Parkway, Atlanta, Georgia 30339, at 11:00 a.m., local time.

Record Date

      You can vote at the Verso annual meeting if you owned Verso common stock at the close of business on August 15, 2001. At the close of business on August 15, 2001, Verso had outstanding and entitled to vote  shares of common stock.

Matters to be Considered

      At the Verso annual meeting, Verso shareholders will be asked:

1. to approve the Telemate.Net merger proposal;

2. to elect a board of eight directors to serve a one-year term;

3. to amend Verso’s restated articles of incorporation to increase the number of authorized shares of Verso common stock from 100,000,000 to 200,000,000;

4. to amend Verso’s 1999 Stock Incentive Plan to increase the number of shares of Verso common stock underlying the plan from 10,000,000 to 15,000,000 and to remove the restriction on the exercise price of “non-qualified” options that may be granted under the plan;

5. to ratify separate indemnification agreements that have been entered into between Verso and each of its directors and non-director officers at the level of Vice President and above; and

6. to transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Vote Required

      Each holder of record of shares of Verso common stock on the record date will be entitled to cast one vote per share on each of the proposals considered at the annual meeting. The Telemate.Net merger proposal and the proposals to increase the number of shares of authorized common stock, to amend the stock incentive plan and to ratify the indemnification agreements will require the approval of Verso shareholders owning a majority of the Verso common stock present in person or represented by proxy and entitled to vote at the annual meeting. Directors will be elected by a plurality of the votes cast at the annual meeting, meaning the eight nominees receiving the most votes will be elected directors.

      Shares of Verso common stock that are voted “FOR,” “AGAINST” or “WITHHELD” at the Verso annual meeting will be treated as being present at such meeting for purposes of establishing a quorum and will also be treated as votes eligible to be cast by the Verso common stock present in person at the annual meeting and entitled to vote. Abstentions will be counted for purposes of determining both the presence or absence of a quorum for the transaction of business and the total number of votes cast with respect to a particular matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which the broker has expressly not voted. Broker non-votes are proxies from brokers or nominees indicating that those persons have not received instructions from the beneficial owners or other persons as to certain proposals on which the beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without instructions. For the election of directors, abstentions, broker non-votes and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes.

Proxies

      All shares of Verso common stock represented by properly executed proxies in the enclosed form that we receive in time for the annual meeting that have not been revoked will be voted in accordance with the instructions indicated in the proxies. If you submit a proxy without directions, your shares will be voted for the approval of the proposals and the election of the nominees. In addition, the persons designated in the proxy will have discretion to vote your shares upon any procedural matter relating to the annual meeting, including the right to vote for any adjournment or postponement thereof proposed by the Verso board of directors. You can revoke your proxy before it is voted either by sending to Verso a revocation notice or a new proxy or by attending the Verso annual meeting and voting in person. You will not revoke your proxy simply by attending the Verso annual meeting.

Share Ownership of Management

      At the close of business on the record date, directors and executive officers of Verso and their affiliates beneficially owned an aggregate of        shares (approximately        %) of Verso common stock then outstanding. Each of the directors and executive officers of Verso has indicated that such person intends to vote or direct the vote of all the shares of Verso common stock over which such person has voting control in favor of the Telemate.Net merger proposal, the other proposals and each of the nominees. In addition, concurrently with the execution of the Telemate.Net merger agreement, Telemate.Net and Verso’s directors and executive officers (who as of the record date beneficially owned, in the aggregate, approximately      % of the outstanding shares of Verso common stock) entered into a voting agreement pursuant to which the Verso directors and executive officers granted Telemate.Net the right to vote all        shares of Verso common stock held by the Verso directors and executive officers in favor of the Telemate.Net merger proposal.

Quorum

      The holders of a majority of the shares of Verso common stock issued and outstanding and entitled to vote must be present in person or represented by proxy at the annual meeting in order for a quorum to be present. If a quorum is not present at the annual meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.

Solicitation of Proxies

      Proxies are being solicited on behalf of Verso’s board of directors. In addition to the use of the mail, solicitation may be made in person or by telephone or otherwise by Verso’s directors, officers and employees. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. In addition, Verso has engaged D.F. King & Co., Inc. to assist in distributing proxy materials and contacting record and beneficial owners of Verso common stock. Verso has agreed to pay D.F. King approximately $4,000 plus out-of-pocket expenses for its services to be rendered on Verso’s behalf. Verso’s directors, officers and employees will not be additionally compensated for their solicitation but may be reimbursed for their out-of-pocket expenses.

Independent Public Accountants

      For the fiscal year ended December 31, 2000, KPMG LLP served as Verso’s independent public accountants. In addition, Verso’s board of directors appointed KPMG LLP as its independent public accountants for the fiscal year ending December 31, 2001. Representatives of KPMG LLP are expected to be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

Shareholder Proposals

      Any and all shareholder proposals for inclusion in the proxy materials for Verso’s next annual meeting of shareholders to be held in 2002 must comply with the rules and regulations promulgated under the Securities

Exchange Act of 1934 and must be received by Verso, at its offices at 400 Galleria Parkway, Suite 300, Atlanta, Georgia 30339, not later than         , 2002. Proposals should be addressed to Verso’s Secretary.

Other Matters

      Management knows of no matters which will be presented for consideration at the Verso annual meeting other than those stated in the notice of meeting. However, if any other matters do properly come before the annual meeting, the person or persons named in the accompanying proxy form will vote the proxy in accordance with their best judgment regarding such matters, should an emergency or unexpected occurrence make the use of such discretionary authority necessary, and also regarding matters incident to the conduct of the meeting, including any decisions to adjourn the meeting.

      Verso shareholders are requested to complete, date and sign the accompanying form of proxy and return it promptly to Verso in the enclosed postage-paid envelope.

TELEMATE.NET ANNUAL MEETING

Meeting Date

      The Telemate.Net annual meeting will be held on      , September   , 2001, at the Renaissance Waverly Hotel, 2450 Galleria Parkway, Atlanta, Georgia 30339 at 10:00 a.m. local time.

Record Date

      You can vote at the Telemate.Net annual meeting if you owned Telemate.Net common stock at the close of business on August 15, 2001. At the close of business on August 15, 2001, Telemate.Net had outstanding and entitled to vote        shares of common stock.

Matters To Be Considered

      At the Telemate.Net annual meeting, Telemate.Net shareholders will be asked to:

1. approve the Telemate.Net merger agreement and the Telemate.Net merger;

2. elect two directors to serve until the earlier of the expiration of their terms or, if the merger is approved, the consummation of the Telemate.Net merger; and

3. transact such other business as may properly come before the meeting.

Vote Required

      The proposal to approve the Telemate.Net merger agreement and the Telemate.Net merger requires the approval of Telemate.Net shareholders owning at least a majority of the outstanding shares of Telemate.Net common stock. Abstentions and broker non-votes will have the same effect as votes against approval of the Telemate.Net merger agreement and the Telemate.Net merger. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

      Directors are elected by a plurality of the votes cast at the annual meeting. Plurality means that more votes must be cast in favor of the election of a director than those cast against the election of such director. Accordingly, abstentions and broker non-votes will not be counted in computing a plurality and thus will have no effect on the results of the election of such nominees.

Proxies

      The enclosed proxy card provides a means for a shareholder to vote upon all the matters listed in the accompanying Notice of Annual Meeting and described in this document. When the enclosed proxy is properly signed and returned, the shares which it represents will be voted at the annual meeting in accordance with the instructions noted thereon. In the absence of such instructions, the shares represented by a signed proxy will be voted FOR approval of the Telemate.Net merger agreement and the Telemate.Net merger and FOR the nominees for election to the board of directors. In addition, the persons designated in the proxy will have discretion to vote your shares upon any procedural matter relating to the annual meeting, including the right to vote for any adjournment or postponement thereof proposed by the Telemate.Net board of directors.

      You can revoke your proxy before it is voted ether by sending to Telemate.Net a revocation notice or a new proxy or by attending the Telemate.Net annual meeting and voting in person. You will not revoke your proxy simply by attending the Telemate.Net annual meeting.

Share Ownership of Management

      As of the close of business on the Telemate.Net record date, directors and executive officers of Telemate.Net and their respective affiliates beneficially owned an aggregate of                shares of

Telemate.Net common stock representing approximately      % of the outstanding voting power. Each of the directors and executive officers of Telemate.Net has indicated that such person intends to vote or direct the vote of all the shares of Telemate.Net common stock over which such person has voting control in favor of the Telemate.Net merger agreement and the Telemate.Net merger. In addition, concurrently with the execution of the Telemate.Net merger agreement, Verso and the Telemate.Net directors and executive officers entered into voting agreements pursuant to which they granted to Verso an irrevocable proxy to vote the Telemate.Net shares in favor of the adoption of the Telemate.Net merger agreement and approval of the Telemate.Net merger.

Quorum

      The holders of one-third of the total shares of common stock outstanding on the record date, whether present at the annual meeting in person or by proxy, will constitute a quorum for the transaction of business at the annual meeting. The shares held by each shareholder who signs and returns the enclosed proxy will be counted for the purposes of determining the presence of a quorum at the meeting, whether or not the shareholder abstains on all or any matter to be acted on at the meeting. Abstentions and broker non-votes will be counted toward fulfillment of quorum requirements.

Solicitation of Proxies

      Proxies are being solicited on behalf of Telemate.Net’s board of directors. In addition to the use of the mail, solicitation may be made in person or by telephone or otherwise by our directors, officers and employees. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. In addition, Telemate.Net has engaged D. F. King & Co., Inc. to assist in distributing proxy materials and contacting record and beneficial owners of Telemate.Net common stock. Telemate.Net has agreed to pay D. F. King approximately $4,000 plus out-of-pocket expenses for its services to be rendered on Telemate.Net’s behalf. Telemate.Net’s directors, officers and employees will not be additionally compensated for their solicitation but may be reimbursed for their out-of-pocket expenses.

Independent Auditor

      For the fiscal year ended December 31, 2000, KPMG LLP served as Telemate.Net’s independent auditor. In May 2001, the board of directors appointed KPMG LLP to serve as its independent auditor for the fiscal year ending December 31, 2001. The appointment of KPMG LLP was recommended to the board of directors by its Audit Committee. Representatives of KPMG LLP are expected to be present at the meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from shareholders.

Shareholder Proposals

      Any and all shareholder proposals for inclusion in the proxy materials for Telemate.Net’s next annual meeting of shareholders to be held in 2002 must comply with the rules and regulations promulgated under the Securities Exchange Act of 1934 and must be received by Telemate.Net, at its offices at 4250 Perimeter Park South, Suite 200, Atlanta, Georgia 30341, not later than         , 2002. Proposals should be addressed to Telemate.Net’s Secretary.

Other Matters

      Management knows of no matters which will be presented for consideration at the Telemate.Net annual meeting other than those stated in the notice of meeting. However, if any other matters do properly come before the annual meeting, the person or persons named in the accompanying proxy form will vote the proxy in accordance with their best judgment regarding such matters, should an emergency or unexpected occurrence make the use of such discretionary authority necessary, and also regarding matters incident to the conduct of the meeting, including any decision to adjourn the meeting.

      Telemate.Net shareholders are requested to complete, date and sign the accompanying form of proxy and return it promptly to Telemate.Net in the enclosed postage-paid envelope. Telemate.Net shareholders should not forward stock certificates with their proxy cards.

ADDITIONAL PROPOSALS FOR THE VERSO ANNUAL MEETING

Verso Additional Proposal 1 — Election of Directors

      Eight directors, constituting the entire board of directors, are to be elected at the Verso annual meeting and, if elected, will hold office until their successors have been elected and qualified. It is intended that the shares represented by the enclosed proxy will be voted, unless authority is withheld, for the election to Verso’s board of directors of each of the nominees listed below to serve until the Verso annual meeting in 2002 and until their successors are elected and qualified.

Max E. Bobbitt	Steven A. Odom
Gary H. Heck	Stephen E. Raville
James M. Logsdon	Juliet M. Reising
Amy L. Newmark	Joseph R. Wright

      Verso’s bylaws provide that Verso’s board of directors shall consist of no less than one member and not more than ten members, with the actual number to be established by resolution of the board of directors. The board of directors has by resolution established the number of directors at eight.

      In addition, if the Telemate.Net merger proposal is approved and the Telemate.Net merger is completed, then Verso’s board of directors will take all action necessary to cause Messrs. Mauro and Anantharaman to be appointed directors to serve until the next annual meeting.

      Verso’s board of directors recommends a vote “FOR” each of the nominees named above. Proxies solicited by the board will be voted “for” the nominees unless instructions to withhold or to the contrary are given.

      Information regarding the business experience of the directors and their ages as of August 15, 2001, is set forth under the section of this document titled “The Telemate.Net Merger Agreement — Management and Boards of Directors After the Telemate.Net Merger.” The information is based on information furnished to Verso by each director. See “Information on Board of Directors and Committees” and “Director and Executive Compensation.”

      There are no family relationships among any of the executive officers or directors of Verso. No arrangement or understanding exists between any executive officer or any other person pursuant to which any executive officer was selected as an executive officer of Verso. Executive officers of Verso are elected or appointed by the Verso board of directors and hold office until their successors are elected or until their death, resignation or removal, subject to the terms of applicable employment agreements.

Executive Officers

      Verso’s executive officers, their ages and offices held as of August 15, 2001, are as follows:

Name	Age	Position

Steven A. Odom	48	Chairman of the Board and Chief Executive Officer

James M. Logsdon	54	President, Chief Operating Officer and Director

Juliet M. Reising	50	Executive Vice President, Chief Financial Officer, Secretary and Director

Information regarding the business experience of the executive officers of Verso named above is set forth under the section of this document titled “The Telemate.Net Merger Agreement — Management and Boards of Directors after the Merger.”

  Information on the Board and its Committees

      Verso’s business and affairs are managed by its board of directors, which met seven times during the year ended December 31, 2000, and took action by unanimous written consent ten times. The board has established a compensation committee and an audit committee. The board has not established a separate committee of its members to nominate candidates for election as directors.

      The current members of the compensation committee are Ms. Newmark and Mr. Heck. The function of the compensation committee is to set the compensation for those officers who are also directors of Verso and to act on other such matters relating to compensation as it deems appropriate, including the administration of our stock incentive plans. The compensation committee met once during the year ended December 31, 2000.

      The current members of the audit committee are Messrs. Bobbitt, Raville and Wright. The function of the audit committee is to review Verso’s accounting, auditing, operating and reporting practices. The audit committee reviews Verso’s annual financial statements, changes in accounting practices, the selection and scope of the work of Verso’s independent auditors and the adequacy of internal controls for compliance with corporate policies and directives. The audit committee met once during the year ended December 31, 2000.

      Each of the directors attended 75% or more of the meetings of the board and committees on which such director served during the year ended December 31, 2000.

  Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires Verso’s directors and executive officers and all persons who beneficially own more than 10% of the outstanding shares of Verso common stock to file with the SEC initial reports of ownership and reports of changes in ownership of Verso common stock and other equity securities. Reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To Verso’s knowledge, based solely upon a review of the copies of forms furnished to Verso for the year ended December 31, 2000, and the information provided to Verso by reporting persons, all reporting persons filed the forms required by Section 16 of the Exchange Act on a timely basis.

Audit Committee Report

To the Board of Directors:

      The audit committee consists of the following members of the board: Messrs. Bobbitt (Chairman), Raville and Wright. Each of the members meets the independence requirements of Rule 4200(a)(14) of the National Association of Securities Dealers’ listing standards.

      The audit committee operates under a written charter adopted by Verso’s board of directors on February 24, 2000, a copy of which is attached hereto as Appendix D.

      We have reviewed and discussed with management Verso’s audited financial statements as of and for the year ended December 31, 2000.

      We have discussed with the independent auditors, KPMG LLP, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

      We have received and reviewed the written disclosures and the letter from KPMG LLP required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors’ independence.

      Based on the reviews and discussions referred to above, we recommend to the board that the financial statements referred to above be included in Verso’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, for filing with the SEC.

Submitted by the Audit Committee

Max E. Bobbitt (Chairman)
Stephen E. Raville
Joseph R. Wright, Jr.

      Pursuant to SEC regulations, this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any filing of Verso under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Audit Fees

      For the year ended December 31, 2000, KPMG LLP, Verso’s independent public accountants, billed Verso an aggregate of $193,408 for professional services rendered for the audit of Verso’s consolidated financial statements for such period and the reviews of the consolidated financial statements included in Verso’s Quarterly Reports on Form 10-Q during such period.

      PricewaterhouseCoopers LLP, who served as Verso’s independent public accountants for the year ended December 31, 1999, through October 2000, billed Verso an aggregate of $386,000 for professional services rendered for the audit of Verso’s consolidated financial statements for the year ended December 31, 1999, and the reviews of the consolidated financial statements included in Verso’s Quarterly Report on Form 10-Q for the quarters ended March 31, and June 30, 2000.

Financial Information Systems Design and Implementation Fees

      KPMG LLP rendered no services for financial information systems design and implementation, as described in Rule 2-01(c)(4)(ii) of Regulation S-X promulgated by the SEC under the Securities Exchange Act of 1934, and accordingly billed no fees for such services.

All Other Fees

      For the fiscal year-ended December 31, 2000, KPMG LLP billed $33,180 to Verso for services other than those described above. These fees primarily relate to transaction services and the preparation of federal, state and local tax returns.

Compatibility of Audit Fees

      Verso’s audit committee has considered the provision of non-audit services by KPMG LLP and the fees paid to them for such services, and believes that the provision of such services and their fees are compatible with maintaining the independence of KPMG LLP.

Changes in Accountants

      On October 5, 2000, Verso dismissed PricewaterhouseCoopers LLP as its independent accountants. The reports of PricewaterhouseCoopers LLP on Verso’s financial statements for the years ended December 31, 1999 and 1998 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. Verso’s audit committee and board of directors participated in and approved the decision to change independent accountants. In connection with the audits for the years ended December 31, 1999 and 1998 and through October 5, 2000, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference thereto in its report on Verso’s consolidated financial statements for such years. During the years ended December 31, 1999 and 1998 and through October 5, 2000, there were no events of the kind set forth in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC under the Securities and Exchange Act of 1934.

      Verso engaged KPMG LLP as its independent accountants as of October 5, 2000. During the fiscal years ended December 31, 1999 and 1998 and through October 5, 2000, Verso did not consult with KPMG LLP regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Verso’s consolidated financial statements, and either a written report was provided to Verso or oral advice was provided that KPMG LLP concluded was an important factor considered by Verso in reaching a decisions as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K promulgated by the SEC under the Securities and Exchange Act of 1934 and its related instructions), or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC under the Securities and Exchange Act of 1934).

Director and Executive Compensation

  Director Compensation

      Directors’ Fees. From time to time Verso may grant to its non-employee directors options or warrants to purchase shares of Verso common stock as compensation. Verso also reimburses directors for out-of-pocket expenses incurred in attending board or committee meetings.

      Stock Options. Non-employee directors are eligible to receive grants of stock options under Verso’s stock incentive plans.

  Executive Compensation

      The following table shows the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by each person who served as Verso’s Chief Executive Officer in 2000 (collectively, the “Named Executive Officers”). No other executive officer of Verso received or earned compensation in the form of salary and bonus which exceeded $100,000 during the year ended December 31, 2000.

Summary Compensation Table

					Long-Term
					Compensation
					Awards
		Annual Compensation
					Securities	All Other
Name and Principal Position	Year	Salary		Bonus	Underlying Options	Compensation($)

Steven A. Odom	2000	$—		$—	725,000	$—
Chief Executive Officer(1)	1999	—		—	—	—
	1998	—		—	—	—

William P. O’Reilly	2000	562,500	(3)	—	200,000	—
Chief Executive Officer(2)	1999	188,254		—	—	—
	1998	103,846		—	75,000	—

(1)	Mr. Odom became the Chief Executive Officer in September 2000. Pursuant to the terms of his employment agreement, he was not entitled to any cash compensation for 2000. See “Employment and Consulting Agreements.”
(2)	Mr. O’Reilly served as the Chief Executive Officer from January 1997 to September 2000. On April 1, 1999, Mr. O’Reilly entered into a consulting agreement with Verso, which agreement was amended on September 25, 2000. See “Employment and Consulting Agreements.”

(3)	Includes a lump-sum payment of $458,333 made to Mr. O’Reilly for consulting services rendered pursuant to the consulting agreement between Verso and Mr. O’Reilly dated April 1, 1999, and amended on September 25, 2000. See “Employment and Consulting Agreements.”

Option Grant Table

      The following table shows individual grants of stock options made during the fiscal year ended December 31, 2000, to each Named Executive Officer.

	Individual Grants
					Potential Realizable Value at
	Number of	Percent			Assumed Annual Rates of Stock
	Securities	of Total Options			Price Appreciation for Option
	Underlying	Granted To			Term(3)
	Options Granted	Employees	Exercise Price	Expiration
Name	In 2000	In Fiscal Year(1)	Per Share(2)	Date	5%	10%

Steven A. Odom	725,000	11.9%	$3.31	10/12/10	$1,510,558	$3,828,050

William P. O’Reilly	200,000	3.3	8.06	01/01/10	1,014,093	2,569,910

(1)	Based on options for a total of 6,076,963 shares granted to all directors, officers and employees.
(2)	The exercise price is equal to the fair market value on the date of grant.

(3)	Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the fair market value per share on the date of grant and assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are mandated by the rules of the SEC and are not intended to forecast future appreciation of Verso’s stock price. The potential realizable value computation is net of the applicable exercise price, but does not take into account federal or state income tax consequences and other expenses of option exercises or sales of appreciated stock. Actual gains, if any, are dependent upon the timing of such exercise and the future performance of the common stock. There can be no assurance that the rates of appreciation in this table can be achieved. This table does not take into account any appreciation to date.

Aggregate Option Exercises and Year-End Option Values

      The following table shows aggregated information concerning each exercise of stock options during the fiscal year ended December 31, 2000, by each Named Executive Officer, and the fiscal year-end value of such Named Executive Officer’s unexercised options. No Named Executive Officer exercised any options during 2000.

			Value Of Unexercised
	Number Of Unexercised Options		In-The-Money Options
	At Fiscal Year End		At Fiscal Year End(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Steven A. Odom(2)	—	725,000	$—	$—

William P. O’Reilly	396,941	—	680	—

(1)	Value of Verso’s unexercised, in-the-money options based on the average of the high and low prices of the Verso common stock as of December 29, 2000, which was $1.33.

(2)	Excludes options and warrants originally issued by Cereus prior to September 29, 2000, which now represent the right to acquire an aggregate of 2,436,875 shares of Verso common stock, of which options or warrants to acquire an aggregate of 1,474,375 shares of Verso common stock were exercisable at August 15, 2001 (and which had no value as of such date), and options or warrants to acquire an aggregate of 962,500 shares of Verso common stock were unexercisable at August 15, 2001 (and which had no value as of such date).

  Employment Agreements and Consulting Agreements

      On April 1, 1999, Verso entered into a consulting agreement with Mr. O’Reilly which provided him with an initial consulting fee of $225,000 and a consulting fee of $250,000 per year for each year thereafter during its term. The parties amended such agreement on September 25, 2000, to modify the termination provision thereof and provide for a lump-sum payment of $458,333 for services rendered thereunder. The agreement is for an initial term of three years ending March 31, 2002, and includes a two-year renewal provision that is currently the subject matter of a dispute between the parties. The agreement contains a non-competition clause that expires two years after the termination of the agreement. Prior to entering into this agreement, Mr. O’Reilly was paid $100,000 annually.

      Verso entered into an Executive Employment Agreement with Mr. Odom on September 29, 2000. Pursuant to this agreement, Mr. Odom has agreed to serve as Chief Executive Officer of Verso for a term of three years. The agreement provides for: (i) a term which will be automatically renewed for an additional one year term unless either party gives notice to the other of its intention not to so renew at least 90 days’ prior to the termination of the then-current term; (ii) the payment of a specified base salary and an annual bonus in the discretion of the board of directors of Verso; (iii) a prohibition against Mr. Odom’s disclosure of confidential information for a period of two years following termination; and (iv) continuation of Mr. Odom’s salary and the benefits for the 24 months following his termination by Verso without cause or by him for good reason. Effective January 1, 2001, Mr. Odom’s base salary under the employment agreement was increased to $450,000.

Report of the Compensation Committee on Executive Compensation

      Policy of Executive Office Compensation. The executive compensation program is administered by the compensation committee of the Verso board of directors, which in 2000 consisted of non-employee directors Ms. Newmark and Mr. Heck from September 29, 2000, through December 31, 2001. From January 1, 2000 through September 29, 2000, the compensation committee was comprised of James C. Barnard and William G. Taylor. The executive compensation program supports Verso’s commitment to providing superior shareholder value and is designed to attract and retain high-quality executives, to encourage them to make career commitments to Verso, and to accomplish Verso’s short and long-term objectives. The compensation committee attempts to structure a compensation program for Verso that will reward its top executives with bonuses and stock and option awards upon attainment of specified goals and objectives while striving to maintain salaries at reasonably competitive levels. The compensation committee reviews the compensation (including salaries, bonuses and stock options) of Verso’s officers and performs such other duties as may be delegated to it by the Verso board of directors. The compensation committee held one formal meeting during the fiscal year ended December 31, 2000.

      In reviewing the compensation to be paid to Verso’s executive officers during the fiscal year ended December 31, 2000, the compensation committee sought to ensure that executive officers were rewarded for long-term strategic management, for increasing Verso’s value for its shareholders and for achieving internal goals.

      The key components of executive officer compensation are salary, bonuses and stock option awards. Salary is generally based on factors such as an individual officer’s level of responsibility, prior years’ compensation, comparison to compensation of other officers in Verso, and compensation provided at competitive companies and companies of similar size. Bonuses and stock option awards are intended to reward exceptional performance. Benchmarks for determining base salary and bonus levels include targeted funds from operations levels, strength of the balance sheet and creation of shareholder value. Stock option awards are also intended to increase an officer’s interest in Verso’s long-term success as measured by the market and book value of Verso common stock. Stock awards may be granted under the various stock incentive plans to officers and directors of Verso and its subsidiaries and to employees specified in such plans who have managerial or supervisory responsibilities. The committee did not award any bonus compensation for 2000 due to losses incurred by Verso.

      CEO Compensation. During the fiscal year ended December 31, 2000, William P. O’Reilly served in the capacity of Chief Executive Officer of Verso until September 1, 2000. Under Mr. O’Reilly’s leadership, Verso merged with Cereus Technology Partners, Inc. From September 1, 2000 through the present, Mr. Odom has served as Verso’s Chief Executive Officer.

      On April 1, 1999, Verso entered into a consulting agreement with Mr. O’Reilly which provided him with an initial consulting fee of $225,000 and a consulting fee of $250,000 per year for each year thereafter. The parties amended such agreement on September 25, 2000 to modify the termination provision thereof and to provide for a lump sum payment of $458,333 for services rendered thereunder. The agreement, as amended, is for three years ending March 31, 2002, and is automatically renewed for successive two-year periods if not terminated earlier by Verso or Mr. O’Reilly. The agreement contains a non-competition covenant that expires two years after the termination of the agreement. Prior to entering into this agreement, Mr. O’Reilly was paid $100,000 annually.

      Verso entered into an Executive Employment Agreement with Mr. Odom on September 29, 2000. Pursuant to this agreement, Mr. Odom has agreed to serve as Chief Executive Officer of Verso for a term of three years. The agreement provides for: (i) a term which will be automatically renewed for an additional one year term unless either party gives notice to the other of its intention not to so renew at least 90 days’ prior to the termination of the then-current term; (ii) the payment of a specified base salary and an annual bonus in the discretion of the board of directors of Verso; (iii) a prohibition against Mr. Odom’s disclosure of confidential information for a period of two years following termination; and (iv) continuation of Mr. Odom’s salary and benefits for the 24 months following his termination by Verso without cause or by him for good reason. Effective January 1, 2001, Mr. Odom’s base salary under the employment agreement was increased to $450,000.

Respectfully submitted,
Amy L. Newmark
Gary H. Heck

      Pursuant to SEC regulations, this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any filing of Verso under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Compensation Committee Interlocks and Insider Participation

      From September 29, 2000, through December 31, 2000, the compensation committee of Verso was comprised of non-employee directors Ms. Newmark and Mr. Heck. From January 1, 2000, through September 29, 2000, the compensation committee was comprised of James C. Barnard and William G. Taylor. There are no compensation committee interlocks.

Security Ownership of Certain Beneficial Owners and Management

      Based upon information available to Verso, the following table shows, as of August 15, 2001, the shareholdings of:

•	each person known to Verso to be the beneficial owner of more than 5% of Verso common stock;

•	each of Verso’s directors;

•	each executive officer listed in the Summary Compensation Table; and

•	all of Verso’s executive officers and directors as a group.

	Common Stock
	Beneficially Owned (1)

	Number
	of Shares	Percentage
Name of Beneficial Owner	of Common Stock	of Class(2)

Steven A. Odom‡†(3)	1,920,725	%

Juliet M. Reising‡†(4)	938,539

Amy L. Newmark†(5)	525,000

James M. Logsdon‡†(6)	443,750

Joseph R. Wright, Jr.†(7)	304,862

Gary H. Heck†(8)	218,750

Max E. Bobbitt†(9)	175,000

Stephen E. Raville†(10)	165,000

All executive officers and directors as a group (8 persons)(11)	4,691,626	%

†	Director of Verso.
‡	Officer of Verso.

*	Less than 1% of the issued and outstanding shares of the common stock.

(1)	Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days of August 15, 2001, are treated as outstanding only when determining the amount and percentage owned by such individual or group.

(2)	In accordance with SEC regulations, the percentage calculations are based on shares of Common Stock issued and outstanding as of August 15, 2001, plus shares of Common Stock which may be acquired within 60 days of August 15, 2001, by each individual or group listed.

(3)	Includes (i) 1,300 shares of common stock owned by Mr. Odom’s wife as to which Mr. Odom may be deemed to share voting and investment power; (ii) 14,600 shares of common stock held by Mr. Odom’s daughter as to which Mr. Odom may be deemed to share voting and investment power; and (iii) options or warrants to purchase 1,605,625 shares of common stock exercisable within 60 days of August 15, 2001.

(4)	Includes options or warrants to purchase 881,664 shares of common stock exercisable within 60 days of August 15, 2001.

(5)	Includes warrants to purchase 350,000 shares of common stock exercisable within 60 days of August 15, 2001.

(6)	Includes options or warrants to purchase 430,625 shares of common stock exercisable within 60 days of August 15, 2001.

(7)	Includes (i) 17,500 shares of common stock owned by Cadet, LLC, of which Mr. Wright is Manager and in which he holds an equity interest and over which Mr. Wright may be deemed to have sole investment and voting power, and (ii) warrants to purchase 201,250 shares of common stock, including warrants to purchase 17,500 shares of common stock held by Cadet, LLC, all such warrants being exercisable within 60 days of August 15, 2001.

(8)	Includes warrants to acquire 196,875 shares of common stock exercisable within 60 days of August 15, 2001.

(9)	Includes warrants to purchase 175,000 shares of common stock exercisable within 60 days of August 15, 2001.

(10)	Includes (i) warrants to purchase 60,000 shares of common stock exercisable within 60 days of August 15, 2001, and (ii) 50,000 shares of common stock owned by the Raville 1994 Family Limited Partnership over which Mr. Raville does not have investment or voting power and over which Mr. Raville disclaims beneficial ownership.

(11)	Includes warrants and options to purchase 3,901,039 shares of common stock exercisable within 60 days of August 15, 2001.

Certain Relationships and Related Transactions

      Verso has entered into an Executive Employment Agreement with Mr. Logsdon effective as of September 29, 2000, pursuant to which Mr. Logsdon has agreed to serve as the President and Chief Operating Officer of Verso for a term of three years for a base salary at an annual rate per year of $175,000 through and including February 1, 2001, and at an annual rate per year of $225,000 thereafter. Effective January 1, 2001, Mr. Logsdon’s base salary under the employment agreement was increased to $270,000. The agreement provides for: (i) a term which will be automatically renewed for an additional one year term unless either party gives notice to the other of its intention not to so renew at least 90 days prior to the termination of the then-current term; (ii) the payment of a specified base salary and an annual bonus in the discretion of Verso’s board of directors; (iii) a prohibition against Mr. Logsdon’s disclosure of confidential information for a period of two years following termination; and (iv) continuation of Mr. Logsdon’s salary and benefits for the 24 months following his termination by Verso without cause or by him for good reason.

      Verso has entered into an Executive Employment Agreement with Ms. Reising effective as of September 29, 2000, pursuant to which Ms. Reising has agreed to serve as an Executive Vice President and Chief Financial Officer of Verso for a term of three years for a base salary at an annual rate per year of $175,000 through and including March 23, 2001 and at an annual rate per year of $200,000 thereafter. Effective January 1, 2001, Ms. Reising’s base salary under the employment agreement was increased to $225,000. The agreement provides for: (i) a term which will be automatically renewed for an additional one year term unless either party gives notice to the other of its intention not to so renew at least 90 days prior to the termination of the then-current term; (ii) the payment of a specified base salary and an annual bonus in the discretion of Verso’s board of directors; (iii) a prohibition against Ms. Reising’s disclosure of confidential information for a period of two years following termination; and (iv) continuation of Ms. Reising’s salary and benefits for the 24 months following her termination by Verso without cause or by her for good reason.

      Descriptions of the Executive Employment Agreement between Mr. Odom and Verso and the consulting agreement between Mr. O’Reilly and Verso are set forth in this joint proxy statement/ prospectus under the heading “Employment and Consulting Agreements.”

Shareholder Return Performance Presentation

      The following line graph compares the yearly percentage change in the cumulative total shareholder return on Verso common stock against the cumulative total shareholder return of a peer group of companies and The Nasdaq Market Index for the five-year period ending on December 31, 2000. This line graph assumes a $100 investment on December 31, 1995, and actual increases of the market value of our common stock relative to an initial investment of $100. The comparisons in this table are required by the SEC and are not intended to forecast or be indicative of possible future performance of our common stock.

      The peer group selected represents the published Media General Index of Business Software and Service Providers.

			NASDAQ Market Index
	Verso Technologies, Inc.	Peer group	(U.S.)

12/95	$100.00	100.00	100.00
12/96	$292.86	123.03	177.95
12/97	$271.43	150.68	124.66
12/98	$275.00	212.47	146.55
12/99	$460.74	394.84	227.38
12/00	$85.71	237.36	162.00

     $100 invested on 12/31/95 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

     Pursuant to SEC regulations, this performance graph is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any filing Verso under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Verso Additional Proposal 2 — Increase in Authorized Common Stock

Amendment to Verso’s Restated Articles of Incorporation

      Verso’s board of directors has unanimously adopted a resolution approving, and recommending to Verso’s shareholders for their approval, an amendment to Verso’s restated articles of incorporation to increase Verso’s authorized common stock from 100,000,000 shares of common stock to 200,000,000. The Telemate.Net merger cannot be completed without increasing the authorized Verso common stock. In addition, in the event Verso does not increase its authorized shares of common stock, Verso has agreed to pay to Telemate.Net the termination fee. See the section of this document titled “The Telemate.Net Merger Agreement — Termination Fees.” If the increase in authorized common stock is approved, Article III, Section 3.1 of Verso’s restated articles of incorporation will be amended and restated in its entirety as follows:

“This corporation shall have the authority to issue an aggregate of two hundred million (200,000,000) shares of Common Stock, each with $.01 par value per share. Such shares shall be designated as this corporation’s “Common Stock.” ”

Reasons for the Increase in Verso’s Authorized Common Stock

      One of the requirements of the Telemate.Net merger agreement is that Verso take all action necessary, including amending its restated articles of incorporation, to increase the number of its authorized shares of common stock to accommodate the Telemate.Net merger. Verso currently does not have sufficient authorized common stock to issue shares in the Telemate.Net merger and reserve shares of common stock for issuance upon exercise of the Telemate.Net options assumed in the Telemate.Net merger. Of the 100,000,000 currently authorized shares of common stock, as of May 3, 2001, 51,257,418 shares were outstanding. Verso will issue approximately 23.9 million shares of its common stock to Telemate.Net shareholders in the Telemate.Net merger (assuming no adjustments are made and that none of the options and warrants to acquire Telemate.Net common stock that are exercisable before the Telemate.Net merger is exercised). As of May 3, 2001, 34,007,548 shares were reserved for issuance under Verso’s stock incentive plans and outstanding warrants and upon the conversion of convertible debt. Assuming no adjustment in the exchange ratio, upon completion of the Telemate.Net merger, approximately 6.0 million shares will be reserved for issuance upon exercise of options granted under Telemate.Net’s stock option plan and no shares will be reserved for issuance upon exercise of outstanding warrants granted by Telemate.Net, in each case assuming no holders of options or warrants exercise any of the options or warrants to acquire Telemate.Net common stock that are exercisable before the Telemate.Net merger and assuming no adjustment in the exchange ratio.

      Verso’s board of directors has determined that increasing the number of outstanding shares of common stock to 200,000,000 will enable Verso to complete the Telemate.Net merger, accommodate its stock incentive plans and the Telemate.Net stock options and warrants and leave shares available for future issuances. The board of directors believes that it is desirable that Verso have the flexibility to issue a substantial number of shares of common stock without further shareholder action, except as otherwise provided by law or The Nasdaq National Market. The availability of additional shares will enhance Verso’s flexibility in connection with possible future actions, such as stock splits, stock dividends, financings, employee benefit programs, corporate mergers and acquisitions, asset purchases, the possible funding of new product programs or businesses or other corporate purposes. The board of directors will determine whether, when, and on what terms the issuance of shares of common stock may be warranted in connection with any of the foregoing purposes. Verso does not have any current planned use of the proposed additional shares of common stock other than in connection with the Telemate.Net merger.

      Under Minnesota law, Verso’s board of directors may proportionately reduce the number of authorized shares of Verso common stock and the number of issued and outstanding shares of Verso common stock without any further action by Verso’s shareholders. Verso’s board of directors reserves the right to effect such reductions in its discretion and in the exercise of its business judgment.

      The availability for issuance of additional shares of common stock or rights to purchase such shares could enable the board of directors to render more difficult or discourage an attempt to obtain control of Verso. For example, the issuance of shares of common stock in a public or private sale, merger or similar transaction would increase the number of outstanding shares, thereby possibly diluting the interest of a party attempting to obtain control of Verso. Verso is not aware of any pending or threatened efforts to obtain control of Verso, and the board of directors has no present intent to authorize the issuance of additional shares of common stock to discourage such efforts.

      The issuance of common stock otherwise than on a pro rata basis to all current shareholders could have the effect of diluting the earnings per share, book value per share and voting power of current shareholders.

Effectiveness of the Increase in Authorized Common Stock

      The increase in authorized shares, if approved by Verso’s shareholders, would become effective upon the filing with the Minnesota Secretary of State of a certificate of amendment to Verso’s restated articles of incorporation that contains the amendment. It is expected that that filing will take place shortly before the effective time of the Telemate.Net merger, assuming the shareholders approve the increase in authorized shares of common stock and the Verso merger proposal is approved by the shareholders of Verso and Telemate.Net.

Vote Required for Increase in Authorized Common Stock

      The increase in authorized shares will be approved if shareholders owning a majority of shares of Verso common stock present at the annual meeting or represented by proxy and entitled to vote on this proposal vote in favor of it, provided that a quorum is present.

Recommendation of the Board of Directors

      Verso’s board unanimously recommends a vote FOR the proposal to amend Verso’s restated articles of incorporation in order to increase the authorized shares of common stock to 200,000,000. Proxies solicited by Verso’s board of directors will be voted “for” this proposal unless instructions to the contrary are given.

Verso Additional Proposal 3 — Amendment to 1999 Stock Incentive Plan

Introduction

      On May 24, 1999, the Verso board of directors approved the 1999 Stock Incentive Plan, which became effective upon the approval of Verso’s shareholders at the 1999 Verso annual meeting. The 1999 plan provides that up to 10,000,000 shares of common stock, less the number of shares of common stock granted under Verso’s 1995 Stock Incentive Plan, 1997 Stock Incentive Plan and 1998 Stock Incentive Plan, are available for various stock incentive awards. The 1999 plan also provides that the exercise price for a non-qualified option (as such term is defined below under “Summary of the 1999 Plan”) granted under such plan must not be less than 85% of the fair market value (as such term is defined below under “Summary of the 1999 Plan — Options”) of one share of common stock on the date of grant. The 1999 plan replaced the 1995 plan, 1997 plan and 1998 plan (referred to as the prior plans). The board has approved and does hereby recommend to Verso’s shareholders that they approve an amendment to the 1999 plan to (i) increase the number of shares authorized for issuance pursuant to the 1999 plan to 15,000,000, less the number of shares issued pursuant to the prior plans, and (ii) remove the restriction on the exercise price of non-qualified options that may be granted under the 1999 plan so that such options may be granted at any exercise price.

      The purpose of the 1999 plan is to advance the interests of Verso and its shareholders by enabling Verso (i) to attract and retain qualified employees or consultants to perform services for Verso by providing an incentive to such individuals through equity participation in Verso and by rewarding such individuals who contribute to the achievement by Verso of its economic objectives; and (ii) to pursue its growth strategy by providing a means to Verso to provide an incentive through equity participation in Verso in the form of stock options or other incentive awards to key employees of newly acquired companies.

      Verso’s management relies on stock options as an essential part of the compensation packages necessary for Verso to attract and retain experienced officers and employees and to motivate employees to maximize shareholder value. The board believes that the proposed increase in the number of shares available under the 1999 plan is essential to permit Verso’s management to continue to provide long-term, equity-based incentives to present and future employees. As of May 29, 2001, Verso had granted 8,217,990 options and 18,800 stock bonuses under the 1999 plan and under the prior plans, and, accordingly, only 1,763,210 shares were available for grants under the 1999 plan. The board also believes that the proposed removal of the restriction on the exercise price of non-qualified options granted under the plan will enable Verso to provide more attractive rewards and incentives for individuals who contribute to Verso’s achievement because such removal will allow Verso to grant non-qualified options with exercise prices below 85% of the fair market value of such options.

      The major features of the 1999 plan as proposed to be amended are summarized below. A copy of the 1999 plan may be obtained from Verso.

Summary of the 1999 Plan

      General. The 1999 plan provides for the grant to participating eligible recipients of Verso, also referred to as participants, of (i) options to purchase shares of common stock that qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) options to purchase shares of common stock that do not qualify as incentive options (“non-qualified options”); (iii) awards of shares of common stock that are subject to risk of forfeiture and transferability restrictions that lapse after specified periods of time or upon the occurrence of events described in the 1999 plan (“restricted stock awards”); and (iv) awards of shares of common stock (“stock bonuses”). Incentive options and non-qualified options are collectively referred to in this document as “options,” and options, restricted stock awards, and stock bonuses are collectively referred to in this document as “incentive awards.”

      The 1999 plan is administered by the compensation committee of the Verso board. In accordance with and subject to the provisions of the 1999 plan, the compensation committee has the authority to determine all provisions of incentive awards as the compensation committee may deem necessary or desirable and as consistent with the terms of the 1999 plan, including (i) the recipients to be granted incentive awards under the 1999 plan; (ii) the nature and extent of the incentive awards to be made to each participant; (iii) the time or times when incentive awards will be granted; (iv) the duration of each incentive award; and (v) the restrictions and other conditions to which the payment or vesting of incentive awards may be subject. In addition, the compensation committee has the authority in its sole discretion to pay the economic value of any incentive award in the form of cash, common stock or any combination of both.

      The compensation committee has the authority under the 1999 plan to amend or modify the terms of any outstanding incentive award in any manner, including the authority to modify the number of shares or other terms and conditions of an incentive award, extend the term of an incentive award, accelerate the exercisability or vesting or otherwise terminate any restrictions relating to an incentive award, accept the surrender of any outstanding incentive award or, to the extent not previously exercised or vested, authorize the grant of new incentive awards in substitution for surrendered incentive awards; provided that the amended or modified terms are permitted by the 1999 plan as then in effect and that any participant adversely affected by such amended or modified terms has consented to such amendment or modification. In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, divestiture or extraordinary dividend (including a spin-off) or any other change in the corporate structure or shares of Verso, the compensation committee (or, if Verso is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) will make appropriate adjustments to the number and kind of securities or other property (including cash) available for issuance or payment under the 1999 plan and, in order to prevent dilution or enlargement of the rights of participants, (i) the number and kind of securities or other property (including cash) subject to outstanding options, and (ii) the exercise price of outstanding options.

      All employees (including officers and directors who are also employees), non-employee directors, consultants and independent contractors of Verso or any subsidiary of Verso who, in the judgment of the compensation committee, have contributed, are contributing or are expected to contribute to the achievement of economic objectives of Verso and its subsidiaries will be eligible to participate in the 1999 plan. As of     , 2001, there were approximately      individuals eligible to participate in the 1999 plan. As a holder of incentive awards (other than restricted stock awards and stock bonuses), a participant will have no rights as a shareholder with respect to the shares of common stock underlying such incentive awards unless and until such incentive awards are exercised for, or paid in the form of, shares of common stock and the participant becomes the holder of record of such shares. No right or interest of any participant in an incentive award may be assigned or transferred, except pursuant to a qualified domestic relations order, testamentary will, the laws of descent and distribution, or as otherwise expressly permitted by the 1999 plan, or subjected to any lien or otherwise encumbered during the lifetime of the participant, either voluntarily or involuntarily, directly or indirectly, by operation of law or otherwise, unless approved by the compensation committee in its sole discretion. The maximum number of shares of common stock that will be available for issuance under the 1999 plan will be 15,000,000 shares of common stock less the number of shares of common stock granted under the prior plans. No participant may be granted any options or stock appreciation rights, or any other incentive awards with a value based solely on an increase in the value of the common stock after the date of grant, relating to more than 300,000 shares of common stock in the aggregate in any fiscal year of Verso (subject to adjustment as provided in the 1999 plan); provided that a participant who is first appointed or elected as an officer, hired as an employee or retained as a consultant by Verso or who receives a promotion that results in an increase in responsibilities or duties may be granted, during the fiscal year of such appointment, election, hiring, retention or promotion, options, stock appreciation rights or such other incentive awards relating to up to 500,000 shares of common stock (subject to adjustment as provided in the 1999 plan). On              , 2001, the last sale price of the common stock was $      per share, as reported on The Nasdaq National Market.

      The 1999 plan will terminate at midnight on June 24, 2009, unless terminated earlier by action of the board. The board may suspend or terminate the 1999 plan or any portion thereof at any time and may amend the 1999 plan in any respect without shareholder approval, unless shareholder approval is then required by federal securities or tax laws or the rules of The Nasdaq National Market. No incentive award will be granted after termination of the 1999 plan. Incentive awards outstanding upon termination of the 1999 plan may continue to be exercised, or become free of restrictions, in accordance with their terms.

      Options. The terms and conditions of any option granted under the 1999 plan, including whether the option is to be considered an incentive stock option or a non-qualified option, will be determined by the compensation committee, subject to the requirements set forth in the 1999 plan. To the extent, however, that any incentive stock option granted under the 1999 plan ceases for any reason to qualify as an incentive stock option under the Code, such incentive stock option will continue to be outstanding for purposes of the 1999 plan but will thereafter be deemed to be a non-qualified option. The per share price to be paid by a participant upon exercise of an option will be determined by the compensation committee in its discretion at the time of the option grant; provided that the exercise price for incentive stock options must be equal to the fair market value of one share of common stock on the date of grant and 110% of the fair market value if, at the time the incentive stock option is granted, the participant owns, directly or indirectly, more than 10% of the total combined voting power of all classes of stock of Verso or any parent or subsidiary corporation of Verso. The fair market value of Verso’s common stock is equal to the closing bid price, as reported by The Nasdaq National Market, as of the date of grant (or, if no shares were traded or quoted on such date, as of the next preceding date on which there was such a trade or quote).

      An option will become exercisable at such times and in such installments as may be determined by the compensation committee in its sole discretion at the time of grant; provided that no option may be exercisable after 10 years from its date of grant. For incentive options, the aggregate fair market value (determined as of the time the incentive option is granted) of shares of common stock with respect to which incentive options become exercisable for the first time by the participant under the 1999 plan during any calendar year may not exceed $100,000.

      Payment of an option exercise price must be made entirely in cash unless the compensation committee, in its sole discretion and upon terms and conditions established by the compensation committee, allows such payments to be made, in whole or in part, (i) by tender of a written notice pursuant to which a participant irrevocably instructs a broker or dealer to sell a sufficient number of shares or loan a sufficient amount of money to pay all or a portion of the exercise price of the option and/or any related withholding tax obligations and remit such sums to Verso and directs Verso to deliver stock certificates to be issued upon such exercise directly to such broker or dealer; (ii) by tender of shares of common stock that are already owned by the participant or, with respect to any incentive award, that are to be issued upon the grant, exercise or vesting of such incentive award; (iii) by execution of a promissory note (on terms acceptable to the compensation committee in its sole discretion); or (iv) by a combination of such methods.

      Restricted Stock Awards. Restricted stock awards are awards of common stock granted to a recipient which are subject to restrictions on transferability and the risk of forfeiture. The compensation committee may impose such restrictions or conditions, not inconsistent with the provisions of the 1999 plan, to the vesting of restricted stock awards as it deems appropriate, including that the participant remain in the continuous employ or service of Verso or any of its subsidiaries for a specified period of time or that the participant or Verso, or any subsidiary or division of Verso, satisfy specified performance goals or criteria. Except as otherwise provided under the 1999 plan, a participant will have all voting, dividend, liquidation and other rights with respect to such shares of common stock issued to the participant as a restricted stock award upon the participant becoming the holder of record of such shares as if such participant were a holder of record of shares of unrestricted common stock.

      Stock Bonuses. Stock bonuses are awards of common stock that are not subject to any restrictions other than, if imposed by the compensation committee, restrictions on transferability. A participant may be granted one or more stock bonuses under the 1999 plan, and such stock bonuses will be subject to such terms and conditions, consistent with other provisions of the 1999 plan, as may be determined by the compensation committee in its sole discretion. Other than transfer restrictions, if any, imposed by the compensation committee, the participant will have all voting, dividend, liquidation and other rights with respect to the shares of common stock issued to a participant as a stock bonus under the 1999 plan upon the participant becoming the holder of record of such shares.

      Effect of Termination of Employment or Other Service. If a participant’s employment or other service with Verso and its subsidiaries is terminated by reason of death, disability or retirement, (i) all outstanding options then held by the participant will become immediately exercisable in full and will remain exercisable for a period of one year after such termination (but in no event after the expiration date of any such option); (ii) all restricted stock awards then held by the participant will become fully vested; and (iii) all stock bonuses then held by the participant will vest and/or continue to vest in the manner determined by the compensation committee and set forth in the agreement evidencing such stock bonuses. In the event a participant’s employment or other service is terminated with Verso and its subsidiaries for any reason other than death, disability or retirement, or a participant is in the employ or service of a subsidiary of Verso and such subsidiary ceases to be a subsidiary of Verso (unless the participant continues in the employ or service of Verso or another subsidiary), (i) all outstanding options then held by the participant will remain exercisable to the extent exercisable as of such termination until the earlier of three months after such termination or the expiration date of any such option, unless termination is for cause, in which case all options will remain exercisable as of such termination for a period of one month after such termination (but in no event after the expiration of any such option); (ii) all restricted stock awards then held by the participant that have not vested will be terminated and forfeited; and (iii) all stock bonuses then held by the participant will vest and/or continue to vest in the manner determined by the compensation committee and set forth in the agreement evidencing such stock bonuses.

      Change in Control of Verso. In the event a “change in control” of Verso occurs, then, unless otherwise provided by the compensation committee in its sole discretion either in the agreement evidencing an incentive award at the time of grant or at any time after the grant of an incentive award, (i) all outstanding options will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the participant to whom such options have been granted remains in the employ or service of Verso or any of its subsidiaries; (ii) all outstanding restricted stock awards will become immediately fully vested and non-forfeitable; and (iii) all outstanding stock bonuses then held by the participant will vest and/or continue to vest in the manner determined by the compensation committee and set forth in the agreement evidencing such stock bonuses. In addition, the compensation committee, without the consent of any affected participant, may determine that some or all participants holding outstanding options will receive, with respect to some or all of the shares of common stock subject to such options, as of the effective date of any such change in control, cash in an amount equal to the excess of the fair market value of such shares immediately prior to the effective date of such change in control over the exercise price per share of such options. To the extent that such acceleration of the vesting of incentive awards or the payment of cash in exchange for all or part of an incentive award would be deemed a “payment” (as defined in the Code), together with any other “payments” which such participant has the right to receive from Verso or any corporation that is a member of an “affiliated group” (as defined in Section 1504(a) of the Code) of which Verso is a member, would constitute a “parachute payment” (as defined in the Code), then the “payments” to such participant pursuant to the change in control provisions in the 1999 plan will be reduced to the largest amount as will result in no portion of such “payments” being subject to the excise tax imposed by Section 4999 of the Code. To the extent, however, that a participant has a separate agreement that specifically provides that such “payments” will not be reduced, then the foregoing limitations will not apply.

      For purposes of the 1999 plan, a “change in control” of Verso will be deemed to have occurred, among other things, upon (i) the sale, lease, exchange or other transfer, directly or indirectly, of substantially all of the assets of Verso (in one transaction or in a series of related transactions) to a person or entity that is not controlled by Verso; (ii) the approval by Verso’s shareholders of a plan or proposal for the liquidation or dissolution of Verso; (iii) any person becoming after the effective date of the 1999 plan the beneficial owner, directly or indirectly, of (A) 20% or more, but less than 50%, of the combined voting power of Verso’s outstanding securities ordinarily having the right to vote at elections of directors, unless the transaction resulting in such ownership has been approved in advance by any individuals who are members of the board on the effective date of the 1999 plan and any individual who subsequently becomes a member of the board whose election, or nomination for election by Verso’s shareholders, was approved by a vote of at least a majority of the incumbent directors (either by specific vote or by approval of Verso’s proxy statement in which such individual is named as a nominee for director without objection to such nomination) (the “incumbent directors”), or (B) 50% or more of the combined voting power of Verso’s outstanding securities ordinarily having the right to vote at elections of directors (regardless of any approval by the incumbent directors); (iv) a merger or consolidation to which Verso is a party if Verso’s shareholders immediately prior to the effective date of such merger or consolidation beneficially own, immediately following the effective date of such merger or consolidation, securities of the surviving corporation representing (A) more than 50%, but less than 80%, of the combined voting power of the surviving corporation’s then outstanding securities ordinarily having the right to vote at elections of directors, unless such merger or consolidation was approved in advance by the incumbent directors, or (B) 50% or less of the combined voting power of the surviving corporation’s then outstanding securities ordinarily having the right to vote at elections of directors, (regardless of any approval by the incumbent directors); (v) the incumbent directors cease for any reason to constitute at least a majority of the board; or (vi) any other change in control of Verso of a nature that would be required to be reported pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, whether or not Verso is then subject to such reporting requirements.

Federal Income Tax Consequences

      The following description of federal income tax consequences is based on current statutes, regulations and interpretations. The description does not include state or local income tax consequences. In addition, the description is not intended to address specific tax consequences applicable to an individual participant who receives an incentive award.

      Incentive Options. There will not be any federal income tax consequences to either the participant or Verso as a result of the grant to an employee of an incentive option under the 1999 plan. The exercise by a participant of an incentive option also will not result in any federal income tax consequences to Verso or the participant, except that (i) an amount equal to the excess of the fair market value of the shares acquired upon exercise of the incentive option, determined at the time of exercise, over the amount paid for the shares by the participant will be includable in the participant’s alternative minimum taxable income for purposes of the alternative minimum tax, and (ii) the participant may be subject to an additional excise tax if any amounts are treated as excess parachute payments (see explanation below). Special rules will apply if previously acquired shares of common stock are permitted to be tendered in payment of an option exercise price or if shares otherwise to be received pursuant to the exercise of such option are used for such purpose.

      If the participant disposes of the incentive option shares acquired upon exercise of the incentive option, the federal income tax consequences will depend upon how long the participant has held the shares. If the participant does not dispose of the shares within two years after the incentive option was granted, nor within one year after the participant exercised the incentive option and the shares were transferred to the participant, then the participant will recognize a long-term capital gain or loss. The amount of the long-term capital gain or loss will be equal to the difference between (i) the amount the participant realized on disposition of the shares, and (ii) the option price at which the participant acquired the shares. Verso is not entitled to any compensation expense deduction under these circumstances.

      If the participant does not satisfy both of the above holding period requirements (a “disqualifying disposition”), then the participant will be required to report as ordinary income, in the year the participant disposes of the shares, the amount by which the lesser of (i) the fair market value of the shares at the time of exercise of the incentive option (or, for directors, officers or greater than 10% shareholders of Verso, generally the fair market value of the shares six months after the date of exercise, unless such persons file an election under Section 83(b) of the Code within 30 days of exercise); or (ii) the amount realized on the disposition of the shares, exceeds the option price for the shares. Verso will be entitled to a compensation expense deduction in an amount equal to the ordinary income includable in the taxable income of the participant. This compensation income may be subject to withholding. The remainder of the gain recognized on the disposition, if any, or any loss recognized on the disposition, will be treated as long-term or short-term capital gain or loss, depending on the holding period.

      Non-Qualified Options. Neither the participant nor Verso incurs any federal income tax consequences as a result of the grant of a non-qualified option. Upon exercise of a non-qualified option, a participant will recognize ordinary income, subject to withholding, on the “includability date” in an amount equal to the difference between (i) the fair market value of the shares purchased, determined on the includability date; and (ii) the consideration paid for the shares. The includability date generally will be the date of exercise of the non-qualified option. However, the includability date for participants who are officers, directors or greater-than-10% shareholders of Verso will generally occur six months later, unless such persons file an election under Section 83(b) of the Code within 30 days of the date of exercise to include as ordinary income the amount realized upon exercise of the non-qualified option. The participant may be subject to an additional excise tax if any amounts are treated as excess parachute payments (see explanation below). Special rules will apply if previously acquired shares of common stock are permitted to be tendered in payment of an option exercise price or if shares otherwise to be received pursuant to the exercise of such option are used for such purpose.

      At the time of a subsequent sale or disposition of any shares of common stock obtained upon exercise of a non-qualified option, any gain or loss will be a capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the sale or disposition occurs more than one year after the includability date and short-term capital gain or loss if the sale or disposition occurs one year or less after the includability date.

      In general, Verso will be entitled to a compensation expense deduction in connection with the exercise of a non-qualified option for any amounts includable in the taxable income of the participant as ordinary income, provided Verso complies with any applicable withholding requirements.

      Restricted Stock Awards and Stock Bonuses. With respect to shares issued pursuant to a restricted stock award that is not subject to a substantial risk of forfeiture or with respect to stock bonuses, a participant will include as ordinary income in the year of receipt an amount equal to the fair market value of the shares received on the date of receipt. With respect to shares that are subject to a substantial risk of forfeiture, a participant may file an election under Section 83(b) of the Code within 30 days after receipt to include as ordinary income in the year of receipt an amount equal to the fair market value of the shares received on the date of receipt (determined as if the shares were not subject to any risk of forfeiture). If a Section 83(b) election is made, the participant will not recognize any additional income when the restrictions on the shares issued in connection with the restricted stock award lapse. Verso will receive a corresponding tax deduction for any amounts includable in the taxable income of the participant as ordinary income. At the time any such shares are sold or disposed of, any gain or loss will be treated as long-term or short-term capital gain or loss, depending on the holding period from the date of receipt of the restricted stock award.

      A participant who does not make a Section 83(b) election within 30 days of the receipt of a restricted stock award that is subject to a risk of forfeiture will recognize ordinary income at the time of the lapse of the restrictions in an amount equal to the then fair market value of the shares free of restrictions. Verso will receive a corresponding tax deduction for any amounts includable in the taxable income of a participant as ordinary income. At the time of a subsequent sale or disposition of any shares of common stock issued in connection with a restricted stock award as to which the restrictions have lapsed, any gain or loss will be treated as long-term or short-term capital gain or loss, depending on the holding period from the date the restrictions lapse.

      Excise Tax on Parachute Payments. Section 4999 of the Code imposes an excise tax on “excess parachute payments,” as defined in Section 280G of the Code. Generally, parachute payments are payments in the nature of compensation to employees or independent contractors who are also officers, shareholders or highly-compensated individuals, where such payments are contingent on a change in ownership or control of the stock or assets of the paying corporation. In addition, the payments must be substantially greater in amount than the recipient’s regular compensation. Under Proposed Treasury Regulations issued by the Internal Revenue Service, in circumstances described in such regulations the grant, vesting, acceleration or exercise of options pursuant to the 1999 plan could be treated as contingent on a change in ownership or control for purposes of determining the amount of a participant’s parachute payments.

      In general, the amount of a parachute payment (some portion of which may be deemed to be an “excess parachute payment”) would be the cash or the fair market value of the property received (or to be received) less the amount paid for such property. If a participant were found to have received an excess parachute payment, he or she would be subject to a special nondeductible twenty percent (20%) excise tax on the amount of the excess parachute payments, and Verso would not be allowed to claim any deduction with respect to such payments.

      Awards Under the 1999 Plan. The exact number or amounts of any future grants of incentive awards under the 1999 plan have not been determined at this time. Verso has committed to grant to NACT employees (i) in-the-money, non-qualified options to purchase shares of Verso common stock with a value of not less than the sum of $625,000 and an additional amount equal to the increase in the Verso common stock price, if any, from July 27, 2001 to the date that the options can be granted under the 1999 Plan, and (ii) in-the-money, non-qualified options to purchase shares of Verso common stock with a value of up to $125,000 if NACT satisfies certain performance goals (the value of the options referred to in (i) and (ii) is referred to as the “aggregate value”). Verso’s commitment to grant these options is contingent upon the approval by the Verso shareholders of the amendment to the 1999 Plan described in this proposal. Based on the price of Verso common stock at July 13, 2001, and assuming that the stock price is the same on the date that Verso is authorized to grant these options under the 1999 Plan, Verso initially would grant options to purchase 972,006 shares of Verso common stock at an exercise price of $.36 per share, and Verso would grant the remaining options it has committed to grant if the performance goals are satisfied. If the Verso shareholders do not approve the proposal to amend the 1999 Plan by October 31, 2001, then Verso will be obligated to issue shares of its common stock pursuant to the 1999 Plan to such NACT employees with a value equal to the aggregate value. Verso also granted to the designated NACT employees options to purchase an aggregate of 1,361,210 shares of Verso common stock under the 1999 Plan, which shares have an exercise price equal to the fair market value on the date of grant and which are not subject to the approval by the Verso shareholders of the amendment to the 1999 Plan described in this proposal.

Vote Required for Amendment to Stock Incentive Plan

      Approval of the amendment to the stock incentive plan will require the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the Verso annual meeting.

Recommendation of the Board of Directors

      The board recommends a vote FOR approval of the proposed amendment to the 1999 plan. Proxies solicited by the board will be voted “for” the amendment to the stock incentive plan unless instructions to the contrary are given.

Verso Additional Proposal 4 — Ratification of Indemnification Agreements

Introduction

      Pursuant to authority granted by Verso’s board of directors, Verso has entered into separate indemnification agreements (the “indemnification agreements”), each in the form attached hereto as Appendix F, with each of its directors and non-director officers at the level of Vice-President and above. In this proposal, the shareholders are asked to ratify such agreements.

      The Verso board believes that the indemnification agreements are in the best interests of Verso and its shareholders. In the view of the Verso board: (i) it is important for Verso to continue to retain and attract responsible and well-qualified individuals to serve as its directors and officers; (ii) Verso’s ability to do so is threatened by the increasing reluctance of qualified directors and officers to assume such positions due to the increased risk of personal liability caused by a growing risk of litigation directed against corporate directors and officers generally and by the increasingly adverse market for directors’ and officers’ liability insurance, in which available coverage is more limited than in the past and the cost of such insurance has increased substantially; and (iii) the indemnification agreements will enhance Verso’s ability to retain and attract such well-qualified directors and officers.

      Although shareholder approval of the indemnification agreements is not required by the law of the State of Minnesota or by the terms of such agreements, the Verso board considers it appropriate to submit the indemnification agreements to the shareholders of Verso for their ratification because the members of the Verso board are parties to, and are, therefore, the beneficiaries of the rights contained in, the indemnification agreements. Verso believes that shareholder ratification will remove as a basis for challenging the enforceability of such agreements the fact that directors may be deemed to be interested parties under Section 302A.255 of the MBCA. Although Verso cannot determine in advance its position with respect to any challenge to the enforceability of the indemnification agreements by a shareholder, Verso may assert shareholder approval of the indemnification agreements as a defense. In addition, a shareholder of Verso may be estopped from making a claim that the indemnification agreements are invalid if the shareholder votes in favor of ratification of the indemnification agreements at this time. The indemnification agreements are not conditioned on shareholder ratification, however, and if this proposal is not approved by the shareholders, the indemnification agreements will, nonetheless, remain in effect.

      With respect to persons who from time to time in the future become members of the Verso board or senior officers of Verso, including persons who will become members of the Verso board pursuant to the terms of the Telemate.Net merger agreement, the Verso board anticipates that indemnification agreements will be entered into with such new directors and officers, subject to the authorization of the Verso board, with such agreements being substantially in the form of Appendix F. The Verso board at present does not expect to seek shareholder approval or ratification for any such future agreements. A shareholder of Verso may be estopped from making a claim that such future agreements entered into by Verso with directors and officers of Verso are invalid if the shareholder votes in favor of ratification of the indemnification agreements at this time.

      The indemnification agreements become effective upon the date of their execution and delivery and provide, in accordance with their terms, indemnification protection to the directors and officers of Verso who are parties thereto with respect to actions, suits and proceedings threatened or commenced before, as well as after, such date. The Verso board knows of no threatened, pending or completed action, suit or proceeding to which the indemnification agreements, or any one of them, would apply.

      Apart from the indemnification agreements, Verso affords protection, by means of statutory indemnification and insurance, to its directors and officers.

Indemnification and Insurance Protection Apart From Indemnification Agreements

      The statutory indemnification provisions of the MBCA govern the indemnification of Verso’s officers and directors. Section 302A.521 of the MBCA requires that a company indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if statutory standards set forth in such section are met. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of the company. “Official capacity” means the position of director or, with respect to a person who is not a director, the elective, appointive or employment position held by such person or, with respect to a director, officer or employee of the company who is or was serving at the request of the company, or whose duties involve or involved service, for another organization or an employee benefit plan, the position of that person with such other organization or employee benefit plan.

      Section 302A.521 of the MBCA further provides that a director or officer is entitled to the advancement of litigation expenses upon satisfaction of the requirements set forth in such section. These include a determination by disinterested directors, a committee of such directors, special legal counsel, the Verso shareholders or an appropriate court that the facts then known to such parties would not preclude indemnification of such director or officer and the delivery by such director or officer of both a written affirmation setting forth such person’s good faith belief that such person is eligible for indemnification under the MBCA and a written undertaking by such person to repay all amounts advanced to such person if it is later determined that such person is ineligible for indemnification under the MBCA.

      Article IV of Verso’s articles gives Verso the power and authority to provide indemnification to officers, directors, employees and agents of Verso to the fullest extent permissible under the MBCA. This portion of Verso’s articles provides, in effect, for the indemnification or advancement of those expenses described above incurred by a person involved in a proceeding as a result of his or her official capacity if the determination has been made that, with respect to the acts or omissions complained of in such proceeding, such person acted in good faith, received no improper personal benefit, and reasonably believed his or her conduct was in, or not opposed to, the best interests of the company or, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Such determination is to be made by the disinterested directors of the board, a committee of such directors, special legal counsel, the shareholders of the company or an appropriate court.

      Article V of Verso’s articles also limits the liability of Verso’s directors for breach of fiduciary duty to the fullest extent permitted by the MBCA. Specifically, directors of Verso will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (1) any breach of the duty of loyalty to Verso or its shareholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) dividends or other distributions of corporate assets that are in contravention of statutory or contractual restrictions specified in such article, (4) violations of Minnesota securities laws specified in such article, or (5) any transaction from which the director derives an improper personal benefit.

      Article VII of Verso’s bylaws provides that Verso shall indemnify, and make advances to, directors and officers of Verso as prescribed in Section 302A.521 of the MBCA; provided that Verso will not indemnify any person who may otherwise be entitled to indemnification under the statute by reason of such person’s status or former status as an agent of Verso.

      Verso currently maintains a directors’ and officers’ liability insurance policy, including a reimbursement policy in favor of Verso.

Limitations of Indemnification and Insurance Protection Apart From Indemnification Agreements

      There are, in the judgment of the Verso board, limitations inherent in the protection afforded to Verso’s directors and officers apart from the indemnification agreements. For instance, Verso’s articles and bylaws, including the indemnification provisions contained therein, are subject to amendment upon obtaining the required vote of shareholders or, in the case of Verso’s bylaws, the Verso board. One of the principal purposes of the indemnification agreements is to provide the directors and officers entering into the indemnification agreements with a continuing basis for indemnification protection that cannot be made the subject of unilateral amendment or revocation. As a contracting party, each indemnified director or officer must grant his or her written consent to any amendment to his or her indemnification agreement.

      As previously mentioned, Verso maintains a directors’ and officers’ liability insurance policy, and the Verso board considers this policy to be an important part of the protection afforded by Verso to its directors and officers. If, and to the extent that, a director or officer of Verso is entitled to indemnification under his or her indemnification agreement for an amount not covered by Verso’s directors’ and officers’ liability insurance, then Verso will act as a self-insurer with respect to such amount.

      The indemnification agreements are based on the indemnification scheme set forth in Section 302A.521 of the MBCA, which is incorporated into Article VII of Verso’s bylaws as discussed above (see “— Indemnification and Insurance Protection Apart From Indemnification Agreements”), with the changes and additions discussed below. The indemnification agreements do not obligate Verso to provide indemnification coverage for actions of a director or officer beyond what Verso is already obligated to provide pursuant to Article VII of Verso’s bylaws. If a director or officer of Verso is entitled to indemnification under Article VII of Verso’s bylaws for an amount not covered by the Verso’s directors’ and officers’ liability insurance coverage, as the case may be, Verso will act as a self-insurer of such amount. Verso has no present plans to cancel its directors’ and officers’ liability insurance.

      In view of the foregoing limitations of the indemnification and insurance protection which will be afforded to directors and officers apart from the indemnification agreements, and for the reasons mentioned above, the Verso board believes that it is in the best interests of Verso and its shareholders to supplement such protection with the indemnification agreements.

Indemnification Agreements

      The indemnification agreements are based on the indemnification scheme set forth in Section 302A.521 of the MBCA, which is incorporated into Article VII of Verso’s bylaws, with the changes and additions discussed below. The following is a summary of such principal changes and additions provided by the indemnification agreements, a form of which is attached hereto as Appendix F, incorporated herein by reference.

      First, the indemnification agreements establish the presumption that the director or officer has met the applicable standard of conduct required for indemnification. Indemnification will thus be made unless the determining party finds that the applicable standard of conduct has not been met. Following a “change in control” of Verso (as defined in the indemnification agreements), if the person seeking indemnification so requests, this determination will be made by independent counsel selected in the manner provided in the indemnification agreements. The indemnification agreements provide that the independent counsel shall not have, in the preceding five years, provided legal services to Verso, the person seeking indemnification or any other party to the proceeding giving rise to the claim for indemnification. The Verso board, therefore, does not believe that this provision will discourage a potential acquiror from attempting to accomplish a change in control of Verso.

      Second, the indemnification agreements provide that litigation expenses shall be advanced to a director or officer at his or her request, provided that such director or officer undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses.

      Third, in the event of a determination by the disinterested members of the Verso board or independent counsel that a director or officer did not meet the standard of conduct required for indemnification, the indemnification agreements allow such director or officer to contest this determination by petitioning a court or commencing an arbitration proceeding to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association to make an independent determination of whether such director or officer is entitled to indemnification under his or her indemnification agreement.

      Finally, the indemnification agreements provide that the expenses incurred by a director or officer in enforcing his or her rights under the indemnification agreements shall be reimbursed by Verso.

      The SEC takes the position that indemnification of directors or officers against violations of the Securities Act of 1933 is against public policy and is unenforceable, and any time Verso registers securities with the SEC it must execute both an undertaking to submit to a court any such indemnification claim arising with respect to the registered securities for a determination of whether the clause is enforceable and an undertaking to be bound by the court’s decision. Accordingly, any claim made by a director or officer of Verso for indemnification under an indemnification agreement with respect to a claim subject to Verso’ undertaking to the SEC will have to be submitted to a court before final payment thereof will be made to the director or officer.

Vote Required for Ratification of the Indemnification Agreements

      Ratification of the indemnification agreements requires the affirmative vote of the holders of a majority of the shares of the Verso common stock present in person or represented by proxy at the Verso annual meeting.

Recommendation of the Board of Directors

      Verso’s board of directors unanimously recommends a vote FOR this proposal. As noted in this discussion, however, the approval of this proposal may benefit the directors and officers of Verso who enter into the indemnification agreements. Accordingly, to the extent such persons might be deemed to so benefit from the ratification of the indemnification agreements, the Verso board might be viewed as having a conflict of interest in recommending this proposal to the shareholders for approval. Proxies solicited by the board will be voted “for” the ratification of the indemnification agreements unless instructions to the contrary are given.

ADDITIONAL PROPOSALS FOR THE TELEMATE.NET ANNUAL MEETING

Telemate.Net Additional Proposal 1 — Election Of Directors

Introduction

      At the Telemate.Net annual meeting, two directors are to be elected for the term described below. Telemate.Net’s board of directors is divided into three classes, each of whose members serve for staggered three-year terms. The board of directors is currently comprised of one Class I director (Mr. Davis), two Class II directors (Mr. Bradner and Mr. Mauro) and two Class III directors (Mr. Anantharaman and Mr. Couchman). The terms of the Class I directors, Class II directors and Class III directors will expire upon the earlier of (i) their resignation upon the consummation of the Telemate.Net merger or (ii) the election and qualification of successor directors at the 2003, 2001 and 2002 annual meeting of shareholders, respectively. There are no family relationships among any of the directors or director nominees of Telemate.Net.

      Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Telemate.Net Board of Directors may select. The person nominated for election has agreed to serve if elected, and management has no reason to believe that the nominee will be unable to serve.

      The Board of Directors recommends a vote FOR the named nominees.

Nominees to Serve as Class II Directors

      The name and age, principal occupation or employment, and other data regarding the nominees as of August 15, 2001, based on information received from the nominees, is set forth below:

J. Lawrence Bradner, age 50, has served as a director of Telemate.Net since October 1999. Since September 1999, Mr. Bradner has served as Corporate Vice President, Scientific-Atlanta, Inc., a provider of satellite, cable television and other telecommunications products, based in Atlanta and President of its business sector, World Wide Services. Mr. Bradner served as Chairman and Chief Executive Officer of Syntellect, Inc., a provider of enterprise call center systems and outsourced call center services, from March 1996 until May 1999. Mr. Bradner also served as President of Syntellect from March 1998 to May 1999. From January 1991 until March 1996, Mr. Bradner was Chairman and Chief Executive Officer of Pinnacle Investment Associates and Telecorp Systems, Inc., a wholly owned subsidiary of Pinnacle, a provider of call center systems and outsourced pay-per-view ordering services for the cable and satellite television industries. From 1977 until 1990, Mr. Bradner was employed by Scientific-Atlanta. Mr. Bradner holds a bachelor’s degree in Industrial and Systems Engineering from the Georgia Institute of Technology and an MBA from the Harvard Business School.

Richard L. Mauro, age 58, has served as Telemate.Net’s Chief Executive Officer and President since December 1996. He has served as a director of Telemate.Net since June 1999. Mr. Mauro served as President and Chief Operating Officer of Telemate.Net from March 1994 until December 1996. Mr. Mauro has 36 years of general management and sales, marketing, and engineering management experience. Prior to joining Telemate.Net, Mr. Mauro served as Chief Executive Officer and President of Insight Marketing Partners, Inc., a marketing and management consulting company he founded that focused on assisting early-stage software companies, from March 1990 until March 1994. From January 1986 until March 1990, Mr. Mauro was Vice President — Marketing for INFORUM, a technology center in Atlanta. He began his career with the IBM Corporation in June 1964 where he held a variety of engineering, sales and product marketing management positions. During his last eight years at IBM, he focused on PC-related products, including leading the PC merchandising function for IBM’s retail product centers. Mr. Mauro holds a bachelor’s degree in Electronic Engineering from Manhattan College and a master’s degree in Industrial Administration from Union College.

Current Directors

      The director continuing in office as a Class I director is as follows:

James C. Davis, age 49, has served as a director of Telemate.Net since October 1999. Mr. Davis is President of Flamenco Corporation, a web services software company, which he joined in September 2000. Prior to joining Flamenco, Mr. Davis served as a principal with Buckskull Partners, an investment and advisory services firm, from March 1999 through August 2000. Mr. Davis previously served in a number of roles with Harbinger Corporation, an e-commerce company, including Group Executive — Business Development from October 1998 until December 1998, President and Chief Executive Officer from March 1997 until October 1998, President of Group Operations from January 1995 until March 1997, President from January 1989 until December 1993, and Senior Vice President of Harbinger Computer Services, Inc. from May 1984 until December 1988. From January 1994 until January 1995, Mr. Davis served as a principal with Davis & Associates, an Atlanta consulting firm. Mr. Davis currently serves on the board of directors of Flamenco Corporation and Fitability Systems, an e-recruiting company. Mr. Davis holds a bachelor’s degree in Engineering from Mississippi State University and an MBA from the Harvard Business School, where he was a Baker Scholar.

      The directors continuing in office as Class III directors are as follows:

David H. Couchman, age 55, is the founder of Telemate.Net and has served as Chairman of the Telemate.Net Board of Directors since its inception in January 1986. Mr. Couchman served as Chief Executive Officer of Telemate.Net from January 1986 until December 1996. Mr. Couchman has 30 years of computer sales and product management experience. Before founding Telemate.Net, Mr. Couchman held a number of executive systems, sales and marketing positions in several large corporations and startup companies, including Burroughs Corporation, a computer products company (now Unisys), and On-Line Software International, an applications software company (acquired by Computer Associates). Mr. Couchman holds a bachelor’s degree in Business Administration and Industrial Relations from the University of Maryland.

Murali Anantharaman, age 44, has served as a director of Telemate.Net since October 1999. Mr. Anantharaman serves as Managing Partner of LiveOak Equity Partners, which he co-founded in July, 1998. LiveOak Equity Partners is a venture capital firm that makes equity investments in emerging growth companies in the information technology and healthcare sectors. From May 1987 to June 1998, Mr. Anantharaman was a partner in EGL Holdings, an Atlanta-based equity investment firm. Previously, Mr. Anantharaman was a Vice President with CSP International in New York, a management strategy consulting firm focused on information technology and communications companies. Mr. Anantharaman has served as a director of Simione Central Holdings, Inc., a developer of healthcare software, since October 1996. Mr. Anantharaman received a Bachelor’s degree in Engineering from the University of Madras, a Master of Science degree in Operations Research from Case Western Reserve University and an MBA from the Harvard Business School.

Executive Officers

      In addition to Mr. Mauro, Telemate.Net’s Chief Executive Officer and President, whose biography appears under the caption “Nominees to Serve as Class II Directors,” Telemate.Net’s executive officers are as follows:

Janet Van Pelt, age 37, has served as Senior Vice President, Finance and Operations, Chief Financial Officer and Treasurer of Telemate.Net since May 2000. Ms. Van Pelt has more than 12 years of experience leading the financial operations of software companies. Prior to joining Telemate.Net, Ms. Van Pelt was Senior Vice President and Chief Financial Officer for Peachtree Software, an accounting software manufacturer, from February 1998 through May 2000. Ms. Van Pelt served as Senior Vice President of Mergers and Acquisitions at The Hartsfield Group, an investment banking company, from January 1997 through February 1998; Chief Financial Officer and Vice President of Operations at MicroHelp, Inc., a software company, from October 1994 through January 1997; and

Corporate Controller at Samna Corporation, a software company, from July 1988 through August 1994. Ms. Van Pelt holds a bachelor’s degree in Accounting from Bob Jones University and an MBA from Georgia State University, and is a certified public accountant.

Vijay Balakrishnan, age 47, has served as Senior Vice President — Internet Marketing of Telemate.Net since September 1999. Prior to joining Telemate.Net, Mr. Balakrishnan served as Vice President in charge of marketing for Equifax Secure, Inc., an e-commerce security company, from May 1997 until August 1999. From November 1994 until March 1997, Mr. Balakrishnan served as Vice President in charge of international business development for Deluxe Corp., a provider of financial services infrastructure. Mr. Balakrishnan holds a bachelor’s and master’s degree in Electrical Engineering from the University of Illinois and an MBA from the Wharton School of Business at the University of Pennsylvania.

  Information about the Board and its Committees

      During 2000, the board of directors held 12 meetings, the Audit Committee of the Board of Directors held three meetings, and the Compensation Committee of the Board of Directors held one meeting. All of the incumbent directors attended at least 75% of the aggregate total number of meetings of the Board of Directors and meetings of committees of the Board of Directors on which they served.

      Messrs. Mauro and Couchman served as members of the Executive Committee in 2000. The Executive Committee is empowered to exercise all authority of the Board of Directors, except as limited by the GBCC. Under the GBCC, an Executive Committee may not, among other things, approve or propose to shareholders actions required to be approved by shareholders, fill vacancies on the Board of Directors or any of its committees, amend or repeal the bylaws, or approve a plan of merger not requiring shareholder approval. Mr. Bradner served as a member of the Compensation Committee until June 2000, at which time he was replaced on the Committee by Mr. Couchman, and Mr. Davis served as a member of that Committee throughout 2000. The Compensation Committee is responsible for reviewing and recommending salaries, bonuses and other compensation for the officers of Telemate.Net. The Compensation Committee is also responsible for administering the Telemate.Net stock option plans and for establishing the terms and conditions of all stock options granted under the plans. Messrs. Bradner, Anantharaman and Davis served as members of the Audit Committee throughout 2000. The Audit Committee is responsible for recommending independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, monitoring financial policies and internal control procedures, and reviewing and monitoring the provisions of non-audit services by the independent auditors.

  Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of Telemate.Net and persons who own beneficially more than 10% of Telemate.Net common stock to file reports of ownership and changes in ownership of such stock with the SEC. Such persons are required by SEC regulations to furnish Telemate.Net with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to Telemate.Net and written representations from the executive officers, directors and 10% shareholders, Telemate.Net believes that all applicable Section 16(a) filing requirements were met during 2000.

Director and Executive Compensation

  Director Compensation

      Telemate.Net reimburses each of its directors for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and any of its committees. Telemate.Net also compensates directors who are not employed by the company in the amount of $2,500 per fiscal quarter for service on the Board of Directors.

  Executive Compensation

      The following table sets forth, for the years ended December 31, 2000, 1999, and 1998, the total compensation paid to or accrued by the Telemate.Net Chief Executive Officer and the four other Telemate.Net executive officers with the next highest total annual salary and bonus that exceeded $100,000 in 2000 (collectively, the “Named Executive Officers”).

Summary Compensation Table

				Long-Term
				Compensation

				Number of
	Annual Compensation			Securities	All
				Underlying	Other
Name and Principal Position	Year	Salary	Bonus(1)	Options	Compensation(2)

Richard L. Mauro	2000	$205,000	$79,912	—	—
Chief Executive Officer	1999	180,000	63,750	75,000	—
and President	1998	180,000	70,200	—	—

James A. Kranzusch(3)	2000	166,141	52,390	45,000	—
Senior Vice President	1999	162,960	23,065	45,000	—
and General Manager	1998	96,846	18,644	180,000	—
— Call Accounting Division

Vijay Balakrishnan(4)	2000	168,125	43,927	50,000	—
Senior Vice President —	1999	52,567	24,138	200,000	—
Internet Marketing	1998	—	—	—	—

Janet Van Pelt(5)	2000	$110,048	$63,150	210,000	—
Senior Vice President,	1999	—	—	—	—
Finance & Operations,	1998	—	—	—	—
Chief Financial Officer
and Treasurer

Douglas B. Spencer(6)	2000	113,077	21,467	110,000	—
Vice President —	1999	—	—	—	—
Internet Technology	1998	—	—	—	—

(1)	Bonuses represent amounts earned in the applicable year, irrespective of whether such bonuses are paid prior to the end of such year.
(2)	In accordance with the rules of the SEC, other compensation received in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for such year.

(3)	Salaries for Mr. Kranzusch, who joined Telemate.Net in March 1998, include commissions. Mr. Kranzusch’s employment with Telemate.Net terminated on July 2, 2001.

(4)	Mr. Balakrishnan joined Telemate.Net in September 1999.
(5)	Ms. Van Pelt joined Telemate.Net in May 2000.

(6)	Mr. Spencer joined Telemate.Net in March 2000, and his employment with Telemate.Net terminated on July 2, 2001.

Option Grant Table

      The following table sets forth all individual grants of stock options during the year ended December 31, 2000, to each of the Named Executive Officers:

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation
	Underlying	Granted to	Exercise or		for Option Term (2)
	Options	Employees in	Base Price	Expiration
Name	Granted	Fiscal Year	Per Share(1)	Date	5%	10%

Richard L. Mauro	—	—	—	—	—	—

James A. Kranzusch	45,000	2.6%	$0.53	12/21/2010	$315,576	$418,907

Vijay Balakrishnan	50,000	2.9	3.13	5/23/2010	2,063,560	2,739,245

Janet Van Pelt	160,000	9.2	3.13	5/23/2010	6,603,394	8,765,584
	50,000	2.9	0.53	12/21/2010	350,640	465,452

Douglas B. Spencer	75,000	4.3	3.13	5/23/2010	3,095,341	4,108,867
	35,000	2.0	0.53	12/21/2010	245,448	325,817

(1)	All options were granted with exercise prices equal to or in excess of the fair market value of the common stock on the date of grant as determined by the Board of Directors.

(2)	Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the fair market value per share on the date of grant and assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are mandated by the rules of the SEC and are not intended to forecast future appreciation of Telemate.Net’s stock price. The potential realizable value computation is net of the applicable exercise price, but does not take into account federal or state income tax consequences and other expenses of option exercises or sales of appreciated stock. Actual gains, if any, are dependent upon the timing of such exercise and the future performance of the common stock. There can be no assurance that the rates of appreciation in this table can be achieved. This table does not take into account any appreciation in the price of the common stock to date.

Aggregated Option Exercises and Year-End Option Values

      The following table summarizes the number of shares and value realized by each of the Named Executive Officers upon the exercise of options and the value of the in-the-money options held by the Named Executive Officers at December 31, 2000:

			Number of		Value of
			Securities Underlying		Unexercised
			Unexercised Options		In-the-Money Options
	Shares		at Fiscal Year-End		at Fiscal Year-End(2)
	Acquired	Value
Name	on Exercise	Realized (1)	Exercisable	Unexercisable	Exercisable	Unexercisable

Richard L. Mauro	—	—	730,955	50,000	—	—

James A. Kranzusch	—	—	186,444	75,000	—	$1,296

Vijay Balakrishnan	—	—	112,667	137,333	—	—

Janet Van Pelt	—	—	—	210,000	—	1,440

Douglas B. Spencer	—	—	—	110,000	—	1,008

(1)	None of the Named Executive Officers exercised options in 2000.

(2)	Based on the fair market value of Telemate.Net common stock as of December 31, 2000 of $0.56 per share as reported on The Nasdaq National Market, less the exercise price payable upon exercise of such options, in accordance with SEC regulations. As of August 15, 2001, the fair market value of Telemate.Net common stock was $ per share as reported on The Nasdaq National Market.

Employment Agreements

      Messrs. Mauro and Balakrishnan and Ms. Van Pelt have signed employment agreements that seek to protect Telemate.Net’s trade secrets, confidential information and work product. The employment agreement of Mr. Mauro restricts his ability to compete with Telemate.Net or to solicit its customers or employees during his employment with Telemate.Net and for a period of two years thereafter. The employment agreement of Mr. Mauro also requires Telemate.Net to make severance payments to Mr. Mauro in the event of changes in control of the company specified in such agreement or changes in his title or position. The employment agreements of Ms. Van Pelt and Mr. Balakrishnan restrict their ability to compete with Telemate.Net or to solicit its customers or employees during their employment with Telemate.Net and for a period of one year thereafter. In addition, the employment agreements of Ms. Van Pelt and Mr. Balakrishnan require Telemate.Net to pay separation payments based upon each person’s respective length of service in the event they are terminated without cause. On July 2, 2001, James Kranzusch, Douglas Spencer and Jay Nichols, Telemate.Net’s Senior Vice President and General Manager — Call Accounting Division, Vice President — Internet Technology, and Senior Vice President of Internet Sales, respectively, were terminated without cause in anticipation of Telmate.Net’s merger with Verso. Messrs. Kranzusch, Spencer and Nichols had employment agreements with Telemate.Net which were substantially similar to those of Ms. Van Pelt and Mr. Balakrishnan. Telemate.Net will pay separation payments to each of Messrs. Kranzusch, Spencer and Nichols in accordance with those agreements.

      All of Telemate.Net’s other principal employees are also required to sign an agreement restricting the ability of the employee to compete with Telemate.Net or to solicit its customers or employees during his or her employment and for a period of one year thereafter. The agreement provides for Telemate.Net’s ownership of the work product of the employee, an assignment to Telemate.Net of intellectual property, and a prohibition from the disclosure of Telemate.Net’s trade secrets and confidential information.

  Limitation of Liability and Indemnification of Officers and Directors

      The Telemate.Net amended and restated articles of incorporation provide that the liability of Telemate.Net’s directors for monetary damages shall be limited to the fullest extent permissible under Georgia law and that Telemate.Net may indemnify its officers, employees, and agents to the fullest extent permitted under Georgia law.

      The Telemate.Net amended and restated bylaws provide that Telemate.Net must indemnify its directors against all liabilities to the fullest extent permitted under Georgia law and that it must advance all reasonable expenses incurred in a proceeding where the director was either a party or a witness because he or she was a director. In addition, Telemate.Net has entered into indemnification agreements with its directors and certain of its officers providing indemnification to the fullest extent permitted by applicable law and also setting forth procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

      Telemate.Net currently maintains a directors’ and officers’ liability insurance policy in the amount of $10.0 million. Its articles of incorporation provide that the liability of the directors to the shareholders for monetary damages shall be limited to the fullest extent permissible under Georgia law. This limitation of liability does not affect the availability of injunctive relief or other equitable remedies.

  Compensation Committee Report On Executive Compensation

     General

      The Compensation Committee of Telemate.Net’s board of directors has furnished the following report on executive compensation in accordance with the rules and regulations of the SEC. This report outlines the duties of the Compensation Committee with respect to executive compensation, the various components of Telemate.Net’s compensation program for executive officers and other key employees, and the basis on which the 2000 compensation was determined for the executive officers of Telemate.Net, with particular detail given to the 2000 compensation for Telemate.Net’s Chief Executive Officer.

     Compensation of Executive Officers Generally

      The Compensation Committee of the board of directors of Telemate.Net is responsible for establishing compensation levels for the executive officers of Telemate.Net, including the annual bonus plan for executive officers, and for administering Telemate.Net’s stock option plans. The Compensation Committee is comprised of two non-employee directors: Messrs. Couchman and Davis. The Compensation Committee’s overall objective is to establish a compensation policy that will (i) attract, retain, and reward executives who contribute to achieving Telemate.Net’s business objectives; (ii) motivate executives to obtain these objectives; and (iii) align the interests of executives with those of Telemate.Net’s long-term investors. Telemate.Net compensates executive officers with a combination of salary and incentives designed to focus their efforts on maximizing both the near term and long-term financial performance of Telemate.Net. In addition, Telemate.Net’s compensation program rewards individual performance that furthers Telemate.Net’s goals. The executive compensation program includes the following: (i) base salary; (ii) incentive bonuses; (iii) long-term equity incentive awards in the form of stock option grants; and (iv) other benefits. Each executive officer’s compensation package is designed to provide an appropriately weighted mix of these elements, which cumulatively provide a level of compensation roughly equivalent to that paid by companies of similar size and complexity.

     Base Salary

      Base Salary levels for each of Telemate.Net’s executive officers, including the Chief Executive Officer, are generally set within a range of base salaries that the Compensation Committee believes are paid to similar executive officers at companies deemed comparable to Telemate.Net based on their similarity in revenue level, industry segment, and competitive employment market. In addition, the Compensation Committee generally takes into account Telemate.Net’s past financial performance and future expectations, as well as the performance of the executives and changes in the executives’ responsibilities.

     Incentive Bonuses

      The Compensation Committee recommends the payment of bonuses to provide an incentive to executive officers to be productive over the course of each fiscal year. These bonuses are awarded only if Telemate.Net achieves or exceeds corporate performance objectives. The incentive bonus to each executive officer is based on the individual executive’s performance as it relates to Telemate.Net’s performance.

     Equity Incentives

      Stock options are used by Telemate.Net for payment of long-term compensation to provide a stock-based incentive to improve Telemate.Net’s financial performance and to assist in the recruitment, retention and motivation of professional, managerial and other personnel. Generally, stock options are granted to executive officers from time to time based primarily upon the individual’s actual and/or potential contributions to Telemate.Net and Telemate.Net’s financial performance. Stock options are designed to align the interests of Telemate.Net’s executive officers with those of its shareholders by encouraging executive officers to enhance the value of Telemate.Net, the price of the common stock, and hence, the shareholder’s return. In addition, the vesting of stock options over a period of time is designed to create an incentive for the individual to remain with Telemate.Net. Telemate.Net has granted options to the executives on an ongoing basis to provide continuing incentives to the executives to meet future performance goals and to remain with Telemate.Net. During the fiscal year ended December 31, 2000, options to purchase an aggregate of 415,000 shares of common stock were granted to Telemate.Net’s executive officers.

     Other Benefits

      Benefits offered to Telemate.Net’s executive officers are provided to serve as a safety net of protection against the financial catastrophes that can result from illness, disability, or death. Benefits offered to Telemate.Net’s executive officers are substantially the same as those offered to all of Telemate.Net’s regular employees.

     Compensation of the Chief Executive Officer

      The Compensation Committee annually reviews the performance and compensation of the Chief Executive Officer based on the assessment of his past performance and its expectation of his future contributions to Telemate.Net’s performance. Richard L. Mauro, has served as Telemate.Net’s Chief Executive Officer since 1996. In 2000, Mr. Mauro’s base salary was set at $205,000, which the Compensation Committee believes was reasonable.

     Policy with Respect to Qualifying Compensation for Deductibility

      Section 162(m) of the Internal Revenue Code imposes a limit on tax deductions for annual compensation (other than performance-based compensation) in excess of $1.0 million paid by a corporation to its chief executive officer and the other four most highly compensated executive officers of a corporation. Telemate.Net has not established a policy with regard to Section 162(m) of the Code, since Telemate.Net has not and does not currently anticipate paying cash compensation in excess of $1.0 million per annum to any employee. None of the compensation paid by Telemate.Net in 2000 was subject to the limitations on deductibility. The Board of Directors will continue to assess the impact of Section 162(m) on its compensation practices and determine what further action, if any, is appropriate.

Compensation Committee

David H. Couchman
James C. Davis

      Pursuant to SEC regulations, this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any filing of Telemate.Net under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Compensation Committee Interlocks and Insider Participation

      The following non-employee directors were the members of the Compensation Committee of the Board of Directors during all or part of 2000: J. Lawrence Bradner, David H. Couchman and James C. Davis. Mr. Bradner served on the Compensation Committee until June 2000; and Mr. Couchman has served on the Compensation Committee since June 2000.

      Mr. Couchman is the founder of Telemate.Net and is a major shareholder. Mr. Couchman’s compensation from Telemate.Net is based on his service as Chairman of the Board of Directors. As a non-employee Board member, Mr. Couchman receives quarterly payments of $2,500.

Audit Committee Report

      The Audit Committee of the board of directors currently consists of Messrs. Bradner (Chairman), Anantharaman, and Davis, each of whom meets the independence requirements of Rule 4200(a)(14) of the National Association of Securities Dealers’ listing standards. During fiscal 2000, the Audit Committee of the board of directors developed a charter for the Audit Committee, which was approved by the Audit Committee on June 27, 2000. The complete text of the new charter is attached as Annex E to this joint proxy statement/ prospectus.

      In overseeing the preparation of Telemate.Net’s financial statements, the Audit Committee met with both management and Telemate.Net’s independent auditors to review and discuss the financial statements prior to their issuance and to discuss significant accounting issues. Management advised the Audit Committee that all financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee discussed the statements with both management and the independent auditors. The Audit Committee’s review included discussion with the independent auditors of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees).

      With respect to Telemate.Net’s independent auditors, the Audit Committee, among other things, discussed with KPMG LLP matters relating to its independence, including the disclosures made to the Audit Committee as required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

      Based on these reviews and discussions, the Audit Committee recommended to the board of directors that Telemate.Net’s audited financial statements be included in Telemate.Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which was filed with the SEC on April 2, 2001.

Audit Committee

J. Lawrence Bradner, Chairman
Murali Anantharaman
James C. Davis

      Pursuant to SEC regulations, this report is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference into any other Telemate.Net filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Audit Fees

      The aggregate fees billed to Telemate.Net by KPMG LLP for professional services rendered in connection with the audit of the financial statements included in Telemate.Net’s Annual Report on Form 10-K for fiscal year 2000, as well as for the review of the financial statements included in Telemate.Net’s Quarterly Reports on Form 10-Q during fiscal year 2000 totaled $127,452.

Financial Information Systems Design and Implementation Fees

      No fees other than those described above under the caption “Audit Fees” and those described below under the caption “All Other Fees” were billed to Telemate.Net by KPMG LLP for professional services in fiscal year 2000.

All Other Fees

      The aggregate fees billed to Telemate.Net by KPMG LLP for professional services rendered other than as stated under the captions “Audit Fees” and “Financial Information Systems Design and Implementation Fees” above were $25,700. The Audit Committee of the board of directors considers the provision of these services to be compatible with maintaining the independence of KPMG LLP.

Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth information with respect to the beneficial ownership of Telemate.Net common stock as of August 15, 2001, by: (a) each person named in the Summary Compensation Table under the heading “Executive Compensation”; (b) each director; (c) each person known to Telemate.Net to be a “beneficial owner” of more than 5% of the outstanding shares of Telemate.Net common stock; and (d) all executive officers and directors as a group. Except as set forth herein, the street address of the named beneficial owner is c/o Telemate.Net Software, Inc., 4250 Perimeter Park South, Suite 200, Atlanta, Georgia 30341.

	Common Stock
	Beneficially Owned(1)

	Number of
	Shares of	Percentage
Name of Beneficial Owner	Common Stock	Of Class

David H. Couchman(2)	1,996,168	%

Melanie Noble-Couchman(3)	1,996,168

	Common Stock
	Beneficially Owned(1)

	Number of
	Shares of	Percentage
Name of Beneficial Owner	Common Stock	Of Class

Richard L. Mauro(4)	909,450

James A. Kranzusch(5)	210,000

Vijay Balakrishnan(6)	201,333

Janet Van Pelt(7)	53,333

Douglas Spencer(8)	25,300

Murali Anantharaman(9)	480,000

James C. Davis(10)	175,000

J. Lawrence Bradner(11)	30,000

Raphael McAbee-Reher	430,000

LiveOak Equity Partners, L.P.(12)	480,000

Noro-Moseley Partners IV, L.P.(13)	450,000

Noro-Moseley Partners IV-B, L.P.(14)	450,000

All executive officers and directors as a group (7 persons)(15)	3,845,284

*	Less than 1% of the outstanding common stock.

(1)	For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding includes (a) shares outstanding as of August 15, 2001, and (b) shares issuable by Telemate.Net pursuant to options held by the respective person or group which may be exercised within 60 days following August 15, 2001. Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person or group who has or shares voting and investment power with respect to such shares. Presently exercisable options are considered to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

(2)	Includes 144,488 shares held by Melanie Noble-Couchman, Mr. Couchman’s spouse, 59,450 shares held in a joint account with Ms. Noble-Couchman, 528,000 shares held by The Melanie J. Noble-Couchman Family Trust and 528,000 shares held by The David Hall Couchman Family Trust, with respect to each of which Mr. Couchman disclaims beneficial ownership. Also includes 30,000 shares issuable upon the exercise of presently exercisable options.

(3)	Includes 706,230 shares held by David H. Couchman, Ms. Noble-Couchman’s spouse, 30,000 shares issuable upon the exercise of presently exercisable options held by Mr. Couchman, 59,450 shares held in a joint account with Mr. Couchman, 528,000 shares held by The Melanie J. Noble-Couchman Family Trust and 528,000 shares held by The David Hall Couchman Family Trust, with respect to each of which Ms. Noble-Couchman disclaims beneficial ownership.

(4)	Includes 1,500 shares held by The Andrew Mauro Minors Trust, as to which Mr. Mauro disclaims beneficial ownership. Also includes 50,000 shares issuable upon the exercise of presently exercisable options.

(5)	Includes 201,444 shares issuable upon the exercise of presently exercisable options.

(6)	Includes 201,333 shares issuable upon the exercise of presently exercisable options.

(7)	Includes 53,333 shares issuable upon the exercise of presently exercisable options.
(8)	Includes 25,000 shares issuable upon the exercise of presently exercisable options.

(9)	Includes 450,000 shares held by LiveOak Equity Partners, of which Mr. Anantharaman is a general partner. Also includes 30,000 shares issuable upon the exercise of presently exercisable options held by LiveOak Equity Partners.

(10)	Includes 30,000 shares issuable upon the exercise of presently exercisable options.

(11)	Includes 30,000 shares issuable upon the exercise of presently exercisable options.

(12)	Also includes 30,000 shares issuable upon the exercise of presently exercisable options. The mailing address for LiveOak Equity Partners, L.P. is 2500 North Winds Parkway, Suite 325, Alpharetta, Georgia 30004.

(13)	Includes 75,000 shares held by Noro-Moseley Partners IV-B, an entity affiliated with Noro-Moseley Partners IV. The mailing address for Noro-Moseley Partners is 4200 Northside Parkway, NW, Nine North Parkway Square, Atlanta, Georgia 30327.
(14)	Includes 375,000 shares held by Noro-Moseley Partners IV, an entity affiliated with Noro-Moseley Partners IV-B.

(15)	Includes 424,666 shares issuable upon the exercise of presently exercisable options.

Certain Transactions and Related Transactions

      The Telemate.Net board of directors has adopted a resolution whereby all transactions with related parties, including any loans from or to its officers, directors, principal shareholders or affiliates, must be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, if required by law, or a majority of the disinterested shareholders and must be on terms no less favorable to Telemate.Net than could be obtained from unaffiliated third parties.

      In May 2001, after approval from the board of directors, Telemate.Net entered into loan agreements with Mr. Mauro and Raphael McAbee-Reher in order to allow them to exercise vested stock options in accordance with the Telemate.Net Stock Incentive Plan. Telemate.Net loaned Mr. Mauro $515,347 pursuant to a full recourse promissory note. Telemate.Net loaned Mr. McAbee-Reher a total of $124,425 pursuant to two full recourse promissory notes. Mr. Mauro’s note and Mr. McAbee-Reher’s notes bear interest at a rate of 110% of the long-term applicable federal rate, which rate shall be adjusted as of January 1 of each applicable year, compounded annually. The three notes are due on May 2, 2011. As of      , 2001, $          of these loans remain outstanding.

Shareholder Return Performance Presentation

      The following line graph provides a comparison of the cumulative total shareholder return on Telemate.Net’s common stock for the period from the date of its initial public offering in September 1999 through December 31, 2000, against the cumulative shareholder return during such period achieved by The Russell 2000 Index and the S&P Computer & Services index. The graph assumes that $100 was invested on September 29, 1999 in Telemate.Net’s common stock and in each of the comparison indices, and assumes reinvestment of dividends.

			S & P Computers Index
	Telemate.Net Software, Inc.	Russell 2000 Index	(Software & Services)

9/29/99	$100.00	$100.00	$100.00
12/31/99	116.07	118.44	141.24
12/31/00	4.02	114.87	66.74

*	$100 invested on 9/29/99 in stock or on 9/30/99 in Index — including Reinvestment of Dividends. Fiscal year ending December 31.

      Pursuant to SEC regulations, this performance graph is not “soliciting material,” is not deemed filed with the SEC and is not to be incorporated by reference in any filing of Telemate.Net under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ADDITIONAL INFORMATION ABOUT VERSO

      Verso is a provider of technology infrastructure solutions that power complex business environments. Verso provides network performance management systems, enterprise application integration, business applications and customer response center services, each designed to integrate the people, processes and platforms that keep businesses operating efficiently.

  Technology Services

      Through Verso’s technology services group, Verso offers network performance management solutions, enterprise application integration, business applications and unified messaging solutions. Revenue for Verso’s Technology Services Group totaled $54.2 million for the fiscal year 2000, or 82% of revenue, and $7.3 million for the first quarter of 2001, or 70% of revenue.

      Verso’s network performance management solutions offer real time management tools that give Verso’s customers more control over their technology infrastructure and more insight into overall system performance. By enabling customers to view all systems at once, in real time, Verso allows the customer to analyze current systems and to predict future performance and service capacity. Verso’s enterprise application integration solutions create a virtual bridge between disparate applications, linking a customer’s entire technology infrastructure and pulling silos of data together in real time to create a single view of the customer. Using packaged middleware tools, Verso’s consultants deploy the appropriate middleware product, taking responsibility for all services related to the implementation, which include providing the integration, education and training, consulting and customer response center services to the customer.

      Verso can also design solutions for customers using pre-packaged business applications that automate the workflow and processes that support the key departments of the customer’s organization. Verso’s business application partners include Seibel, E.piphany, Great Plains, and Niku.

      Verso also offers it’s own proprietary software products, such as Verso’s MessageClick™ unified communications offering that provides a single number service for all email, fax and voicemail to each employee’s desktop. Verso intends to seek to add additional proprietary applications to its breadth of services.

  Customer Response Center Services

      Since 1984, Verso has been delivering customer response center services to hospitality, telecommunication and financial services clients. Verso’s customer response center services include help-desk outsourcing, deployment services and training and implementation services. Based on each customer’s specific business goals, Verso’s flexible and cost-effective programs can be designed to support a variety of needs, from short-term system upgrades and product launches to long-term help-desk outsourcing. Verso’s in-house facility is equipped with CTI contact handling systems and web-based CRM that integrates phone, fax, web and chat, allowing Verso to deliver multi-level support, including problem resolution, problem escalation, skills-based call routing and database management. Revenue for Verso’s Customer Response Center Services totaled $11.7 million for the fiscal year 2000, or approximately 18% of revenue, and $3.2 million for the first quarter of 2001, or approximately 30% of revenue.

  Clients

      Currently, Verso has over 2,000 clients from a diverse group of industries. To date, the majority of Verso’s customers operate in a range of industries, including communications, hospitality, financial services, retail, education, manufacturing and healthcare. Clients are typically small- and medium-sized enterprises with revenues of $50 million to $1 billion where outsourced information technology solutions provide a cost-effective alternative to developing and maintaining internal technology infrastructures.

VERSO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview

      Verso historically operated through two separate business units: the Technology Services Group (“TSG”) and the Hospitality Services Group (“HSG”). On July 19, 2000, Verso’s board of directors determined that TSG, while sustaining losses, represented the greatest opportunity for Verso. HSG was not generating profits and it was believed that the technology deployed through this group had been reaching maturity. In order to fund the growth opportunities believed to exist in TSG, the board of directors authorized the sale of HSG’s operating units. Accordingly, HSG is reported as a discontinued operation and the consolidated financial statements have been reclassified to segregate the net assets and operating results of this business segment. During the year ended December 31, 2000, Verso recorded an estimated loss on disposal of discontinued operations of approximately $11.0 million, which included an estimate of future operating losses of $4.3 million, in connection with the anticipated disposal of HSG.

      In fiscal year 2000, Verso acquired two businesses in transactions accounted for as purchases. On September 29, 2000, Verso acquired Cereus Technology Partners, Inc. in a merger transaction, and on November 22, 2000, Verso acquired MessageClick, Inc. also in a merger transaction. Accordingly, the results of operations of Cereus and MessageClick are included in Verso’s results of operations from their respective dates of acquisition. Verso pursued the merger with Cereus so that Verso would benefit from Cereus’ financial resources and experienced management team. The consideration given to the merits of Cereus’ services offerings was secondary in the transaction and the acquisition of those services did not alter the portfolio of services that Verso had already been providing nor did it change the target markets pursued by Verso. The merger with MessageClick provided Verso with a proprietary unified communications application focused on serving communication service providers, which Verso has identified as a target market.

      Verso’s focus beginning in the latter part of the fourth quarter of 1999 through the second quarter of 2000 had been to create the infrastructure (establishing a headquarters, hiring additional personnel and implementing systems) and whatever other appropriate steps necessary to significantly grow revenue and move Verso into the Application Services Provider (“ASP”) market. This focus resulted in Verso selling products (especially hardware) at very low margins and hiring a significant number of consultants (91 from January 2000 through June 2000) as well as ASP support personnel (50 from January 2000 through June 2000) in advance of the anticipated increase in professional services and ASP revenue that did not materialize. Given the fact that the revenues did not materialize, Verso decided to reduce its workforce. In the second quarter of 2000, Verso announced a reorganization and eliminated 100 positions held by employees. As a result of the reorganization, Verso recorded reorganization costs of $1.5 million in the second quarter of 2000. Verso expects the reduction in workforce, along with other cost reduction initiatives implemented, will result in approximately $12.0 million in annualized cash savings.

      In fiscal year 1999, Verso acquired Sulcus Hospitality Technologies Corp. (“Sulcus”) (included in discontinued operations) and Windward Technology Group, Inc. in transactions accounted for as poolings-of-interests and relocated their headquarters to Atlanta, Georgia. The operations of Sulcus have been combined with other division’s operations in Verso’s Hospitality Services Group since March of 1999. The operations of Verso’s Hospitality Services Group, including all of Sulcus, were subsequently reported as discontinued operations for the reasons previously discussed.

      Verso believes that the foregoing events significantly affect the comparability of Verso’s results of operations from year to year. You should read the following discussion of Verso’s results of operations and financial condition in conjunction with Verso’s consolidated financial statements and related notes thereto included elsewhere in this joint proxy statement/ prospectus.

Results of Operations for Years Ended December 31, 2000, 1999 and 1998

  Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      For the year ended December 31, 2000, Verso’s net loss totaled $55.5 million, or $2.14 per share, compared with net loss of $9.8 million, or $.41 per share, for 1999. The 2000 results included $11.5 million in goodwill amortization and $608,000 in amortization of deferred compensation primarily related to purchases during 2000, a loss on asset abandonment of $2.0 million, $1.5 in reorganization costs and a loss from discontinued operations of $14.9 million. The 1999 results included $713,000 of merger-related transaction and reorganization costs, $1.4 million in goodwill amortization and a $4.0 million loss from discontinued operations.

  Continuing Operations

      For the year ended December 31, 2000, Verso’s net loss from continuing operations totaled $40.5 million, or $1.56 per share, compared with a net loss of $5.9 million, or $.25 per share, for 1999. The 2000 results included $11.5 million in goodwill amortization and $608,000 in amortization of deferred compensation primarily related to purchases during 2000, $2.0 million in loss on asset abandonment and $1.5 in non-recurring reorganization costs. The 1999 results included $713,000 of merger-related transaction and reorganization costs and $1.4 million in goodwill amortization.

      Total revenue was $65.9 million in the year ended December 31, 2000, reflecting a 6.8% increase from 1999. Services revenue was $33.5 million in the year ended December 31, 2000, reflecting a 37.9% increase from 1999. Of the $9.2 million increase in services revenue, $2.1 million was related to the increase in the Customer Response Center services, and $7.1 million was attributed to an increase in technology consulting services. Products revenue was $32.4 million in the year ended December 31, 2000, reflecting a 13.4% decrease from 1999. Of the $5.0 million net decline in product revenue, $24.5 million was attributable to a decline in hardware revenue due primarily to management’s decision in the third quarter of 2000 to only resell hardware if the margins on the sales were above 20%. This significantly reduced the volume of hardware sales and, thus, hardware revenue. The decline in hardware revenue was offset by an increase in software revenue of $19.5 million, attributable to sales of network performance management systems, sales of which started in the latter half of 1999.

      Gross profit decreased by $1.4 million in the year ended December 31, 2000, and was 19.8% percent of revenue, compared with 23.5% of revenue in 1999. The decrease in the gross profit percentage in the year ended December 31, 2000, was attributable to lower margins in both services and products. Verso’s focus beginning in the latter part of the fourth quarter of 1999 through the second quarter of 2000 had been to create the infrastructure (establishing a headquarters, hiring additional personnel and implementing systems) and other appropriate steps necessary to significantly grow revenue and move Verso into the ASP market. This focus resulted in Verso selling products (especially hardware) at very low margins and hiring a significant number of consultants (91 from January 2000 through June 2000), as well as ASP support personnel (50 from January 2000 through June 2000) in advance of the anticipated increases in professional services and ASP revenue that did not materialize. These increased costs, without the corresponding revenue increase, significantly reduced gross margins.

      Total operating expenses incurred in continuing operations for the year ended December 31, 2000, were $52.3 million, an increase of $32.0 million compared to 1999. The increase is primarily attributable to the following items: $17.1 million increase in sales, general and administrative expenses, $1.3 million increase in depreciation expense, $10.1 increase in goodwill amortization, a loss on asset abandonment of $2.0 million, an increase in reorganization costs of $1.0 million and amortization of deferred compensation of $608,000. The increase in sales, general and administrative expenses resulted primarily from increased personnel and related costs, including those incurred in connection with Verso’s investment in its ASP initiatives, and increased costs for corporate functions, including marketing, finance, human resources and facilities costs related to promoting and supporting Verso’s new strategy of delivering software and support services remotely to customers as on ASP. Verso pursued this strategy because it believed that the demand for remote delivery of software and support over the Internet represented a substantial market opportunity for Verso, and Verso believed that it already had key assets, including experience in remote management of networks, market leading software and on-line support, to be successful in the emerging ASP marketplace. The increase in depreciation expense is related to the purchase of furniture and equipment of approximately $7.1 million during 2000 as well as the increased depreciation related to the assets acquired in the Cereus and MessageClick acquisitions. Approximately $9.6 million of the increase in goodwill amortization and $608,000 in amortization of deferred compensation related to the Cereus merger. During 2000, Verso decided to replace software used internally and recorded a loss on asset abandonment of $2.0 million.

      Verso’s focus beginning in the latter part of the fourth quarter of 1999 through the second quarter of 2000 had been to create the infrastructure to significantly grow revenue and move Verso into the ASP market. This focus resulted in Verso hiring additional personnel and implementing systems in advance of the anticipated increase in professional services and ASP revenue that did not materialize. In the second quarter of 2000, as a result of the lower than expected revenues associated with professional services and ASP, Verso announced a reorganization of its operations and eliminated 100 positions held by employees to improve its operational efficiencies and financial performance. Operational efficiencies were gained by better matching the size of the professional services consulting staff to near-term expected revenue from product implementation or consulting engagements and by reorganizing the company to eliminate duplicate resources that could be shared by more than one business market. For example, in addition to Verso’s corporate accounting group, the ASP operation and the technology services group operations had their own accounting groups. With the reorganization, these groups were merged, duplicative functions were eliminated and fewer employees were required. As a result of the reorganization, Verso recorded reorganization costs of $1.5 million, of which $556,000 were non-cash charges related to common stock issued and the intrinsic value of options previously issued to employees with accelerated vesting and extended exercise dates.

      In 1999, in connection with Verso’s relocation of its headquarters to Atlanta, Georgia, Verso recorded reorganization costs of $462,000 related to recruiting and relocation of personnel. Also in 1999, Verso acquired two businesses in transactions accounted for as poolings-of-interests and Verso recorded merger-related transaction costs totaling $251,000 in connection with these acquisitions. As a percent of revenue, operating expenses from continuing operations were 55.7% during the year ended December 31, 2000 (excluding the goodwill amortization and amortization of deferred compensation related to purchases during 2000, loss on asset abandonment and reorganization costs), up from 31.8% in 1999 (excluding merger-related transaction and reorganization costs).

  Discontinued Operations of HSG

      Loss from discontinued operations was $14.9 million for the year ended December 31, 2000, compared with a loss of $4.0 million for the same period in 1999. The 2000 loss included a loss from discontinued operations of $3.9 million and an estimated loss on disposal of $11.0 million compared to a loss from discontinued operations of $4.0 million for 1999. The estimated loss included a reduction in asset values of approximately $6.7 million and a provision for anticipated closing costs and operating losses until disposal of approximately $4.3 million. The results of the six months ended December 31, 2000, were included in the estimated loss on discontinued operations recorded during the second quarter of 2000. In December 2000, Verso completed the sale of its domestic lodging business and international hospitality business for aggregate proceeds of $10.0 million. Verso sold its restaurant solutions business for aggregate proceeds of $8.5 million in January 2001. Operating losses from discontinued operations totaled approximately $8.2 million for the year ended December 31, 2000. Loss on disposal of the assets of the discontinued operations totaled approximately $6.7 million. There are no material contingencies related to the disposal of the assets of the discontinued operations.

      Discontinued operations for 2000 and 1999 includes the operations of Sulcus, which merged into Verso in 1999 in a pooling of interests, and the operations of Encore Systems, Inc. and Five Star Systems, Inc., both of which were acquired by Verso in 1998 to expand the Company’s presence in the hospitality software market. In 2000, Verso was experiencing substantial operating losses in its domestic lodging, international hospitality and energy management systems businesses and was faced with significant research and development costs in its restaurant solutions business. Given these factors, Verso decided that the hospitality software business was no longer part of its strategic business direction and decided to dispose of HSG. Verso has reclassified operations related to HSG to discontinued operations for all periods presented.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      For the year ended December 31, 1999, Verso’s net loss totaled $9.8 million, or $.41 per share, compared with a net loss of $6.5 million, or $.29 per share, for 1998. The 1999 results included $713,000 of merger-related transaction and reorganization costs. These charges consisted primarily of costs related to the recruitment and relocation of management and administrative personnel to Atlanta, Georgia, and legal, accounting and other fees associated with the merger with Windward Technology Group on March 31, 1999.

  Continuing Operations

      For the year ended December 31, 1999, Verso’s net loss from continuing operations totaled $5.9 million, or $.25 per share, compared with $1.8 million, or $.08 per share, for 1998. The 1999 results included $713,000 of merger-related transaction and reorganization costs.

      Total revenue from continuing operations was $61.7 million in the year ended December 31, 1999, reflecting a 17.3% increase from 1998. The comparability of revenue was affected by the inclusion of Encore System’s operations beginning in September 1998. This favorable impact was offset by reduced distribution sales, including the effect of the closure of Verso’s Datatech subsidiary and discontinuation of its distribution operations in the first quarter of 1998. Gross profit increased by $1.4 million in the year ended December 31, 1999, and was 23.5% percent of revenue, compared with 24.9% of revenue in 1998. The decrease in the gross profit percentage in the year ended December 31, 1999, was attributable to lower margins in both services and products. The lower margin in services was due primarily to the under-utilization of available consultants during the last half of the year. The lower margin in products was due to a greater emphasis on revenue versus margin in the last half of the year.

      Total operating expenses incurred in continuing operations for the year ended December 31, 1999, were $20.4 million, an increase of $5.3 million compared to 1998. Excluding merger-related transaction and reorganization costs totaling $713,000 in 1999, total operating expenses from continuing operations, excluding depreciation and amortization, increased $3.7 million compared to 1998. The increase resulted primarily from the inclusion of the customer care operations of Encore Systems, Inc. for a full year, increased personnel and related costs, including those incurred in connection with Verso’s investment in its ASP initiatives, and increased marketing, finance, human resources and facilities costs related to promoting and supporting Verso’s new strategic direction. Depreciation and amortization expense during the year ended December 31, 1999, also increased operating expenses by approximately $900,000. The increase in depreciation and amortization expense is related to the purchase of Encore Systems, Inc in September 1998. As a percent of revenue, operating expenses from continuing operations were 31.8% during the year ended December 31, 1999 (excluding merger-related transaction and reorganization costs), up from 28.6% in 1998.

  Discontinued Operations of HSG

      Loss from discontinued operations was $4.0 million for the year ended December 31, 1999, compared to loss of $4.7 million for the same period in 1998. The loss is due primarily to decreased sales of hardware and software products.

Results of Operations for Three Months Ended March 31, 2001 and 2000

  Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

      For the three months ended March 31, 2001, Verso’s net loss totaled $18.0 million, or $.36 per share, compared with a net loss of $5.2 million, or $.22 per share, for the same period in 2000. The 2001 results included $11.1 million in goodwill amortization, $608,000 in amortization of deferred compensation primarily related to acquisitions during the third and fourth quarters of 2000 and an extraordinary item — loss from debt conversion totaling $1.6 million. The 2000 results included $351,000 in goodwill amortization and a $1.2 million loss from discontinued operations.

  Continuing Operations

      For the three months ended March 31, 2001, Verso’s net loss from continuing operations before extraordinary item totaled $16.4 million, or $.33 per share, compared with a net loss of $5.0 million, or $.17 per share, for the same period in 2000. The 2001 results included $11.1 million in goodwill amortization and $608,000 in amortization of deferred compensation primarily related to purchases during the third and fourth quarters of 2000. The 2000 results included $351,000 in goodwill amortization.

      Total revenue was $10.5 million in the three months ended March 31, 2001, reflecting a 41.8% decrease from the same period in 2000. Services revenue was $7.6 million in the three months ended March 31, 2000, reflecting a 3.2% increase from the same period in 2000. Products revenue was $2.9 million in the three months ended March 31, 2001, reflecting a 73.1% decrease from the same period in 2000. The modest increase in services revenue reflects the general softness in the technology sector during the first quarter of 2001. Gross profit decreased by $2.1 million in the three months ended March 31, 2001, and was 24.2% percent of revenue, compared with 25.6% of revenue in the same period in 2000. Hardware sales declined by $4.1 million due primarily to management’s decision in the third quarter of 2000 to only resell hardware if the margins were above 20%. Software revenue declined by $3.7 million due to general economic conditions. The decrease in the gross profit percentage in the three months ended March 31, 2001, was attributable to lower margins in services offset by slightly higher margins in products. Lower gross profit in services was attributable to the negative margins from the ASP revenues, the revenue acquired with Cereus merger (Business Applications) and revenue acquired with MessageClick, the latter two affecting operating results beginning in the fourth quarter of 2000. The loss in gross profit in the first quarter of 2001 from these revenue services totaling $767,000 was $548,000 for the three months ended March 31, 2001. The higher margin in products was due to an emphasis on higher margin software sales in the three months ended March 31, 2001, and the decision by Verso not to pursue low margin hardware sales beginning in the third quarter of 2000. Hardware sales totaled $375,000 and $5.0 million in the three months ended March 31, 2001 and 2000, respectively.

      Total operating expenses incurred in continuing operations for the three months ended March 31, 2001, were $18.7 million, an increase of $10.1 million compared to the same period in 2000. The increase is primarily attributable to the following items: $444,000 increase in depreciation expense, $10.7 increase in goodwill amortization and amortization of deferred compensation of $608,000 offset by a decrease in sales, general and administrative expenses of $1.7 million. The decrease in sales, general and administrative expenses resulted from the reduced personnel costs as a result of the reorganization Verso announced in the second quarter of 2000, which eliminated duplicate or non-essential sales and administration positions. The increase in depreciation expense is related to the purchase of furniture and equipment of approximately $7.1 million during 2000 as well as the increased depreciation related to the assets acquired in the Cereus and MessageClick acquisitions. Approximately $9.6 million of the increase in goodwill amortization and $608,000 in amortization of deferred compensation related to the Cereus merger. As a percent of revenue, operating expenses from continuing operations were 80.4% during the three months ended March 31, 2001 (excluding the goodwill amortization and amortization of deferred compensation related to purchases during 2000), up from 47.4% in the same period in 2000.

  Discontinued Operations of HSG

      There was no loss or income from discontinued operations for the three months ended March 31, 2001, as these losses had been recorded on an estimated basis in 2000; loss from discontinued operations was $1.2 million for the same period in 2000. In December 2000, Verso completed the sale of its domestic lodging business and international hospitality business for aggregate proceeds of $10.0 million. Verso sold its restaurant solutions business for aggregate proceeds of $8.5 million in January 2001. Operating losses from discontinued operations totaled approximately $8.2 million for the year ended December 31, 2000. Loss on disposal of the assets of the discontinued operations totaled approximately $6.7 million. There are no material contingencies related to the disposal of the assets of the discontinued operations.

  Extraordinary Item

      In January 2001, Verso modified the terms of the $7.0 million outstanding balance of its 5% convertible subordinated debentures as follows: Verso repurchased $4.5 million, converted $1.5 million into Verso’s common stock at a price of $1.40 per share, fixed the conversion rate at $1.19 per share for the remaining $1.0 million and issued warrants to purchase 945,378 shares of Verso’s common stock at an exercise price of $2.00 per share. The cost of this conversion and early retirement of debt totaled $1.6 million.

Liquidity and Capital Resources

  Summary

      Liquidity is the measurement of Verso’s ability to have adequate cash or access to cash at all times in order to meet financial obligations when due, as well as to fund corporate expansion and other activities. Historically, Verso has met its liquidity requirements through a combination of debt from third party lenders, issuances of equity or equity-linked securities and sale of discontinued businesses.

      At March 31, 2001, Verso had a positive working capital position (excess of current assets over current liabilities) of $8.9 million compared to a positive working capital position of $12.6 million at December 31, 2000. Verso’s cash and cash equivalents totaled $8.5 million at March 31, 2001, and $11.0 million at December 31, 2000. Total long-term debt, including current portion, net of discount, was $4.2 million at March 31, 2001 and $9.5 million at December 31, 2000. There were no borrowings under Verso’s $10.0 million credit facility with PNC Bank, National Association (the “PNC Facility”) at March 31, 2001, or December 31, 2000.

  Cash Flow

      Cash used in Verso’s continuing operations in the three months ended March 31, 2001, totaled approximately $5.0 million compared with cash used in continuing operations of $6.9 million in the same period in 2000. Verso’s use of cash in continuing operations during the three months ended March 31, 2001, resulted primarily from a net loss of $18.0 million and was offset by non-cash charges totaling $14.9 million (including depreciation and amortization of $13.3 million and an extraordinary item — loss on debt conversion of $1.6 million) and cash used by changes in current operating items of approximately $1.9 million.

      Cash used in Verso’s discontinued operations in the three months ended March 31, 2001, totaled $572,000 compared with cash provided by discontinued operations of $407,000 in the same period in 2000.

      Verso used cash in investing activities for continuing operations in the three months ended March 31, 2001, of approximately $766,000, compared to $1.6 million in the same period in 2000. Verso only invested in property and equipment in the first quarter of 2001 and the first quarter of 2000. Cash provided by discontinued operations from investing activities totaled $8.2 million in the first quarter of 2001 compared with cash used by discontinued operations for investing activities of $896,000 in the same period in 2000. During the first quarter of 2001, Verso received net proceeds from sale of discontinued operations totaling $8.2 million for the sale of its restaurant solutions business. For discontinued operations, Verso spent approximately $809,000 on software development costs and approximately $87,000 on purchases of furniture and equipment during the first quarter of 2000.

      Cash used in financing activities from continuing operations totaled approximately $4.4 million in the three months ended March 31, 2001, compared to $22.5 million provided by financing activities in the same period in 2000. Payments to repurchase convertible subordinated debentures totaling $4.5 million were offset by proceeds from issuance of common stock of $133,000 in the first quarter of 2001. Proceeds from the issuance of common stock totaling $15.0 million and borrowings under the PNC Facility of $7.7 million were offset by payments on long term debt totaling $134,000 in the first quarter of 2000.

      At March 31, 2001, Verso had no borrowings under its PNC Facility. The PNC Facility is secured by substantially all of the assets of Verso. The availability under the PNC Facility at March 31, 2001, was approximately $3.0 million.

      For 2001, Verso expects that its primary sources of cash will be from cash on hand, borrowings under the PNC Facility and other sources, including issuances of equity or debt securities, as well as cash from the Telemate.Net merger, which is expected to close in the third quarter of 2001. The PNC Facility, however, contains financial covenants and limitations on Verso’s ability to access funds under the PNC Facility. If Verso is in violation of the PNC Facility, or does not have sufficient eligible accounts receivable to support the level of borrowings it may need, Verso may be unable to draw on the PNC Facility to the extent necessary. To the extent Verso does not have borrowing availability under the PNC Facility, Verso may be required to obtain additional sources of capital, sell assets, obtain an amendment to the PNC Facility or otherwise restructure its outstanding indebtedness. If Verso is unable to obtain additional capital, sell assets, obtain an amendment to the PNC Facility or otherwise restructure its outstanding indebtedness, Verso may not be able to meet its obligations. In addition, the completion of the Telemate.Net merger is not guaranteed, though Verso believes that the Telemate.Net merger will be completed in the third quarter of 2001. Verso believes it will have sufficient liquidity from these sources to meet its current financial obligations through 2001.

      Verso’s short-term cash needs are to cover the operating losses, which are expected to continue until the end of the year, and to cover expenses related to the pending acquisition of NACT and the merger with Telemate.Net, both of which are expected to close in the third quarter of 2001. We expect to use our cash on hand, borrowings under the PNC facility and the Telemate.Net available cash for our short-term cash needs.

      Verso’s long-term cash needs are related to the costs of growing its current business as well as that of the businesses to be acquired, including capital expenditures and working capital. These cash needs will be primarily met through borrowings under the PNC facility and issuances of equity or debt securities.

  Goodwill

      Verso continually assesses the recoverability of its intangible goodwill assets by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting Verso’s average costs of funds. The assessment of the recoverability of previously recorded goodwill related to the merger of Cereus and the acquisition of MessageClick will be impacted based on Verso’s future strategic business direction and if estimated future operating cash flows for previously acquired operations are not achieved.

Market and Interest Rate Risks

      Verso is exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. Verso does not enter into derivatives or other financial instruments for trading or speculative purposes. Verso has also not entered into financial instruments to manage and reduce the impact of changes in interest rates. Verso may enter into such transactions in the future.

      Verso’s debt at December 31, 2000, primarily carries interest rates which are fixed and, therefore, Verso would not have material exposure to interest rate risk.

Quarterly Results of Operations

      The following table presents unaudited quarterly statements of operations data for each of Verso’s last four quarters. The unaudited quarterly financial statements have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this joint proxy statement/ prospectus. In the opinion of Verso’s management, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that management considers to be necessary to fairly present this information when read in conjunction with Verso’s financial statements and related notes appearing elsewhere in this joint proxy statement/ prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

	First	Second	Third	Fourth	Total
	Quarter(a)	Quarter	Quarter	Quarter	Year

	(In thousands, except per share amounts)

2001

Revenue	$10,521

Gross profit	2,542

Operating loss from continuing operations	(16,126)

Loss from continuing operations	(16,358)

Net loss	(18,088)
Net loss per common shares — basic and diluted:(1)

Loss from continuing operations	$(0.33)

Extraordinary item — loss from debt conversion	(0.03)

Net (loss) income per share common	(0.36)

2000

Revenue	$18,069	$17,729	$16,075	$13,995	$65,868

Gross profit	4,624	1,677	3,355	3,394	13,050

Operating loss from continuing operations	(3,944)	(12,894)	(6,099)	(16,358)	(39,295)

Loss from continuing operations	(4,038)	(13,088)	(6,644)	(16,765)	(40,535)

Net loss	$(5,238)	$(26,335)	$(6,645)	$(17,265)	$(55,483)

Net loss per common share — basic and diluted:(1)

Loss from continuing operations	$(0.17)	$(0.51)	$(0.25)	$(0.34)	$(1.56)

Loss from discontinued operations	(0.05)	(0.11)	—	—	(0.15)

Loss on disposal of discontinued operations	—	(0.41)	—	(0.01)	(0.43)

Net (loss) income per common share	$(0.22)	$(1.03)	$(0.25)	$(0.35)	$(2.14)

1999

Revenue	$13,644	$15,363	$16,460	$16,217	$61,684

Gross profit	3,738	4,125	3,465	3,169	14,497

Operating income (loss) from continuing operations	233	(1,310)	(1,886)	(2,894)	(5,857)

Income (Loss) from continuing operations	373	(1,328)	(1,966)	(2,963)	(5,884)

Net (loss) income	$(6,111)	$244	$(2,316)	$(1,655)	$(9,838)

Net (loss) income per common share — basic and diluted:(1)

Loss from continuing operations	$0.02	$(0.06)	$(0.08)	$(0.12)	$(0.25)

Loss from discontinued operations	(0.27)	0.07	(0.02)	0.05	(0.16)

Net (loss) income per common share	$(0.25)	$0.01	$(0.10)	$(0.07)	$(0.41)

(a)	First quarter 2001 net loss includes an extraordinary item — loss from debt conversion totaling $1.6 million.
(1)	Per common share amounts for the quarters and full years have been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period.

ADDITIONAL INFORMATION ABOUT TELEMATE.NET

Business of Telemate.Net

      Telemate.Net provides scalable, flexible, and robust reporting applications for a variety of network devices. Telemate.Net expanded its product offerings in 2001 to include a state-of-the-art Internet filtering solution that will proactively block employees from reaching objectionable Internet content as defined by corporate management. Telemate.Net’s Internet Division develops and markets what it refers to as Internet access management, the combination of Internet usage reporting and filtering. Telemate.Net’s Call Accounting Division is focused on the company’s traditional call accounting solutions.

      Telemate.Net’s call accounting and Internet reporting solutions extract data from private branch exchanges, or PBXs, which are telephone systems within a company that switch calls between company users on local telephone lines while allowing users to share a certain number of external telephone lines, and extract data from a variety of network sources, such as the following:

•	firewalls, which control the flow of data between an internal network and outside networks on the Internet;

•	proxy servers, which act as an intermediary between a workstation user and the Internet;

•	e-mail servers;

•	voice-over-IP, or VoIP, servers, which manage the delivery of voice communications over the Internet; and

•	webservers.

      These solutions then translate the data into valuable management reports. The Internet usage reporting solutions can increase productive network use by employees, help protect companies from legal liability and costly litigation, provide information on network bandwidth requirements, help control costs, and reduce overall business risks. Primary benefits of call accounting reporting include visibility and control over how employees are using telecommunications resources, the ability to quantify and measure phone-based sales activities, internal cost allocation for budgeting and planning purposes, and higher revenue and margins driven by accurate billing information.

      Telemate.Net currently sells all of its products through a combination of direct sales and third-party resellers and distributors, and it has an installed base of more than 14,000 call accounting and 2,200 Internet access management installations. Telemate.Net’s customers span the industrial, commercial, and services industries, and include major corporations such as Arthur Andersen, Coca-Cola Bottling, National Steel, Dayton-Hudson, International Paper, Parke-Davis Pharmaceutical Research and Sears Roebuck, as well as the U.S. Army.

      In June 2001, Telemate.Net enhanced its current product offerings with NetSpectiveTM WebFilter, a new Internet filtering appliance that utilizes a unique automated content recognition approach for advanced Internet filtering integrated with the Company’s existing reporting solutions. Telemate.Net designed this product to be a simple, plug-and-play Internet access management solution that will lend itself to widespread distribution through value added resellers and other channel partners. Telemate.Net’s research indicated that Internet access management customers prefer a combined reporting and filtering product offering, which has hampered the company’s efforts to sell a reporting-only solution. Therefore, Telemate.Net views the introduction of NetSpective WebFilter and the expansion of its distribution channels as critical elements for Telemate.Net’s future growth.

Industry Background

  Internet Access Management

      The use of the Internet by employees at all levels of organizations continues to grow as companies face more competitive business environments. According to Giga Information Group, the Internet was used by roughly 90 million business workers in the United States during 2000, or approximately two-thirds of all U.S. workers, as well as by about 120 million workers outside the United States. International Data Consultants (“IDC”) anticipates the number of internet users will grow to more than 320 million in 2002. As employee Internet access becomes an essential and pervasive business tool, corporate management increasingly faces the realization that the Internet not only offers significant opportunities, but also introduces exposures beyond the normal scope of most corporate operations. The “at-your-fingertips” temptation for Internet abuse creates significant risk to an organization of lost productivity, high bandwidth consumption, and legal liability. Organizations are faced with the challenge of exploiting the Internet’s potential while mitigating the associated risks of a medium that has become necessary to efficiently conduct business in the 21st century.

      It is critical for businesses to have the tools to decipher how their employees are spending their time, what types of Internet sites they visit, and how to manage Internet traffic to avoid the risks, costs, and exposures associated with Internet access. Further, companies need to proactively block employees from participating in sites like pornography, hate, racism, criminal skills, or others that may create legal liability for the corporation.

      Consequently, businesses and other enterprises are increasingly demanding Internet access management solutions that will enable them to maximize their investments in the Internet while minimizing risk and exposure. Initially, Internet access filtering and Internet usage reporting represented separate markets, but user demand for a combined solution is rapidly driving convergence. IDC projects that the Internet access management market will grow from $90 million in 1999 to $636 million by 2004, representing a 48% compound annual growth rate.

  Call Accounting

      The relatively recent consolidation of the call accounting industry has resulted in a strongly competitive call accounting market. Telemate.Net estimates that the annual call accounting market is approximately $100 million. As the PBX environment continues to move toward converged voice, data, and video capabilities, enterprises will require voice as well as business unit bandwidth management for fax over the Internet, voice over internet protocol (“VoIP”), ATM circuits, the volume of data through routers, video traffic, quality of service and other advanced features throughout their networks. It is critical that implemented call accounting systems enable enterprises to manage, report, price, and measure their voice network as well as to control the potential misuse and abuse of bandwidth. Primary benefits of call accounting reporting include visibility and control over how employees are using telecommunications resources, the ability to quantify and measure phone-based sales activities, internal cost allocation for budgeting and planning purposes, and higher revenue and margins driven by accurate billing information.

      Significant opportunities exist in the call accounting sector with the evolving network technologies reshaping the telecommunication landscape. Companies developing IP PBXs, Gateways, and Softswitches are now searching for possible reporting solutions for their VoIP technology as market awareness and confidence in this technology accelerates.

Telemate.Net’s Solution

      Telemate.Net’s historical core competency, developed over its 15-year history and embodied in each of its reporting products, is the ability to synthesize disparate bits of information generated by a variety of network devices into a single database of valuable, cohesive management information. Telemate.Net’s reporting products offer a complete solution to businesses seeking to monitor, analyze, and manage the use of their Internet and voice networks. NetSpective WebFilter takes these benefits a step further by proactively blocking employees from accessing web sites that are not in compliance with company policy.

  Internet Access Management Solution

      With the introduction of NetSpective WebFilter, Telemate.Net’s Internet access management solution includes reporting and filtering components that can be purchased separately or in combination. Telemate.Net believes each component provides critical functionality to effectively manage the benefits and risks associated with widespread Internet access. Some Internet sites, such as pornography, hate, racism, criminal skills, and the like are clearly objectionable, and many employers choose to proactively block employees from gaining access to them by implementing a filtering solution. Other sites like sports, news, shopping or finance may be acceptable for surfing after hours or on a limited basis during the work day, but managers need the ability to identify excessive time spent on non-business sites and documentation of activity in the event disciplinary actions are warranted.

  Filtering

      NetSpective WebFilter is a plug-and-play appliance that utilizes a unique automated content recognition approach for advanced Internet filtering. Telemate.Net’s proprietary WebFilter product is loaded in a standard rack-mounted PC and runs under a Linux operating system. WebFilter comes standard with a special version of NetSpective Reporter and is fully compatible with the full-featured NetSpective Reporter 5.0, which was released in June 2001. WebFilter is designed to compare destination addresses against a database of pre-categorized sites and block access to those categories selected by the network administrator. Filtering solutions currently available are based on a static list approach. The vendors of these products utilize spiders to “crawl the web” and gather a list of potentially objectionable URLs. Each site must then be individually reviewed and categorized by a human which can be an inefficient process and can lead to inconsistent treatment and errors. Since the World Wide Web grows by an estimated several million pages per day, it is impossible for a list of objectionable sites to be kept current by this methodology. By contrast, WebFilter captures uncategorized sites accessed by a customer and uploads them to the NetSpective Shared URL Content Repository, where they are processed by a series of artificial intelligence engines, categorized within 48 hours if they fall into objectionable categories, and distributed to all WebFilter customers in the next database update. Therefore, Telemate.Net’s URL database is constantly current, reflects the actual traffic patterns of representative organizations, and categorizes those sites most important to the organizations’ customer base. Over time, Telemate.Net expects that the NetSpective Shared URL Content Repository will evolve into an information asset containing valuable detail on corporate Internet surfing as well as a threshold barrier to competition.

  Reporting

      NetSpective Reporter provides comprehensive Internet usage reporting. NetSpective affords customers the ability to categorize and report on employee Internet access in order to minimize legal liability, optimize bandwidth, and increase employee productivity. Telemate.Net’s integrated SQL database, crystal report writer, detail-on-demand reporting capability, organizational directory, multiple data source types, and categorization capabilities provide a distinctive advantage over less robust and less functional competing solutions. In addition, Telemate.Net offers NetSpective E-mail Reporter, which provides similar functionality for e-mail servers.

      Telemate.Net believes this Internet access management solution presents a compelling value proposition to companies struggling to cope with the rapid expansion of high-speed Internet access across corporate America. In addition to helping protect companies from legal liability and litigation costs associated with hostile work environment claims, wrongful termination lawsuits and related issues, and enhancing productivity by enabling enforcement of Internet usage policies, NetSpective Reporter allows companies to track and quantify costs of non-business Internet usage and adjust Internet usage policies as needed to achieve business objectives and to control and provide accountability over corporate network assets.

      Other elements of our Internet access management solution include:

      Comprehensive Reporting. Telemate.Net’s reporting engine incorporates more than 350 standard report templates that provide summary data as well as the ability to drill down to the underlying detail. For example, a personnel manager can use the summary information to detect possible network policy violations then access detailed data to identify specific web sites any employee visited and at what times. A filtering capability allows users to modify the standard report templates to incorporate additional information or exclude unwanted data. Report distribution can be automated for recipients, schedule, and delivery method.

      Ease of Implementation and Use. Telemate.Net’s products are designed to be simple to install and use. NetSpective WebFilter is a plug-and-play appliance designed to require minimal set-up. NetSpective

Reporter has an embedded Microsoft SQL Server™ database, eliminating the need for a separate database installation, and Telemate.Net’s proprietary collection engine can easily import data directly from a wide variety of network devices. Finally, the simple, point-and-click, multi-panel user interface allows customers to easily access, analyze, and process collected data.

      Robust Data Storage, Management and Processing. Telemate.Net’s databases can efficiently store large amounts of detailed data. An organizational directory tracks network usage data by user, department or other group within the organization and maintains historical links between users and their network activity.

      Scalability. Telemate.Net’s solutions are highly scalable to accommodate the needs of enterprises of all sizes. The databases are scalable from a low volume, desktop application to a high volume, high performance network environment. An organization can select the model with the capacity, functionality, reports, and number of data sources to meet its current needs, and, as these needs change, the organization can easily upgrade to other models and additional data sources using a simple activation code.

  Call Accounting Solution

      Telemate.Net’s call accounting solution allows customers to track, quantify, and manage the use of their telephony networks. Elements of this solution include:

      Leveraged Benefit of Corporate Network Assets. Management can use Telemate.Net products to maximize the effectiveness of corporate voice networks by:

•	Quantifying and evaluating productivity costs associated with non-business telephone usage;

•	Detecting improper use of the telephony network;

•	Measuring telephone-based sales activities; and

•	Managing and allocating network costs.

      Comprehensive Reporting. Telemate.Net’s reporting engine incorporates more than 130 standard report templates that provide summary data as well as the ability to drill down to the underlying detail. A filtering capability allows users to modify the standard report templates to incorporate additional information or exclude unwanted data. Report distribution can be automated according to report recipients, delivery schedule and delivery method.

      Ease of Implementation and Use. Telemate.Net’s call accounting products are designed to be simple to install and use. Telemate.Net has embedded the Microsoft SQL Server database within its products, eliminating the need for a separate database installation. Telemate.Net’s proprietary collection engine can easily import data directly from a wide variety of PBXs. Additionally, the simple, point-and-click, multi-panel user interface allows customers to easily access, analyze, and process collected data.

      Valuable Data Collection and Reformatting. Telemate.Net’s call accounting solution collects call detail information from telephony devices (PBXs, wireless, and voice gateways) that contain specific incoming and outgoing call data, and formats this information into various reports. Information disclosed in these reports includes the number of calls made, length of each call, frequently called numbers, source of each call, and cost of each call. Telemate.Net is currently developing similar capabilities for VoIP devices.

      Robust Data Storage, Management and Processing. Telemate.Net’s databases can efficiently store large amounts of detailed data gathered from multiple site enterprise telephony networks. In addition, the processing and database module incorporates an organizational directory that tracks voice network usage data by user, department or other group within the organization. This organizational directory also maintains historical links between users and their network activity. Furthermore, the database allows Telemate.Net to provide extensive cost allocation based on user-determined parameters.

      Scalability. Telemate.Net’s Call Accounting products have been designed to be equally effective in small, single-site environments and in large, complex multi-site enterprises. The embedded SQL 7.0 database allows for maximum power with minimal involvement. Customers gain the advantage of a highly-scalable product without having to become SQL experts.

Strategy

      Telemate.Net is in the process of leveraging its 15-year history as a leader in the call accounting market to the Internet access management market. Telemate.Net initially attempted to market an integrated product that combined call accounting and Internet access management functionality into a single solution. While Telemate.Net experienced early success with the integrated offering, it became clear in the first half of 2000 that this approach was not well-suited to the purchasing behavior of most organizations since it required a joint decision from the technology and telecommunications managers. Therefore, in July 2000, Telemate.Net re-organized the company into call accounting and Internet divisions to focus on these markets separately. As a result of the reorganization, Telemate.Net realized it needed to make enhancements to its reporting products and reduce expenses in its call accounting division. Telemate.Net believes customers prefer a combination of filtering and reporting capabilities in an Internet access management product. In addition, customers often pursue filtering as a “first easy step” with more sophisticated reporting as a follow-on requirement. Telemate.Net realized these dynamics were limiting its effectiveness in selling primarily a stand-alone reporting product, and it began development of a state-of-the-art filtering solution. In October 2000, and again in May 2001, Telemate.Net took steps to reduce its cost structure to preserve its cash until the combined product offering was available and achieving success in the marketplace. In June 2001, Telemate.Net shipped NetSpective WebFilter, an Internet filtering solution, and NetSpective Reporter 5.0, an approved reporting solution. With the availability of these complementary filtering and reporting solutions to introduce to the Internet access management market, Telemate.Net’s key strategic objectives are to:

•	restore growth by focusing on the Internet access management business;

•	restore profitability to the call accounting business; and

•	return to overall corporate profitability in late 2002.

      Restore Growth By Focusing on Internet Access Management: With the release of NetSpective WebFilter, Telemate.Net will continue selling the full-featured reporting product, NetSpective Reporter 5.0, on a stand-alone basis, or as an add-on to WebFilter for customers who recognize the need to enhance the information available to management on usage of the Internet. In addition to addressing end user requirements, these products have been designed as attractive products for value-added resellers (“VARs”) and other channel partners, and Telemate.Net plans to grow its reseller network to leverage revenue growth.

      Return Call Accounting to Profit Contribution: Telemate.Net plans to focus its call accounting division on increasing sales productivity while controlling expenses to enable it to return to profitability by the second half of 2001.

      Achieve Corporate Profitability in 2002: Telemate.Net believes that the aforementioned objectives will steer it toward profitability. While Telemate.Net’s success will be affected by numerous factors, including general economic conditions and market acceptance of its new product offering, Telemate.Net is pursuing a balanced strategy that it believes will drive revenue growth while simultaneously keeping expenses in line with short-term revenue expectations in order to preserve cash and return to positive cash flow by the end of 2001 and profitability in late 2002.

Products

  Internet Access Management

      Telemate.Net’s NetSpective products provide complete Internet access management, combining URL filtering with comprehensive reporting. NetSpective enables companies to enforce compliance with their Internet usage policies, protect themselves against legal liability, manage and plan Internet bandwidth usage, and promote productive and effective use of the Internet by their employees. The NetSpective line consists of three component products that are sold independently or in combination: NetSpective Reporter, WebFilter, and E-mail Reporter.

  NetSpective Reporter

      NetSpective Reporter leverages Telemate.Net’s 15 years of core technology competency providing robust and affordable network usage reporting solutions. NetSpective Reporter 5.0 improves on NetSpective Enterprise by simplifying the user interface, adding a Web browser interface, increasing scalability, and otherwise making the product more suitable for resale by channel partners.

      The NetSpective reporting solution supports firewalls and proxy servers from Cisco Systems, Check Point Software Technologies, Microsoft Corporation, Symantec/ Axent, Network Associates, Netscape, Novell, Lucent Technologies, SonicWALL, and WatchGuard Technologies. The application extracts detailed log-file usage data from most major firewalls, proxy servers, and companion WebFilter filtering appliances, converts the data to a common format and builds a SQL database with the detailed data. The Internet-usage data is then enhanced with source and destination information from other network sources, categorization of the sites visited, linkage to an organizational directory, and costing information. NetSpective can also extract and report on basic security data from Check Point and Cisco Pix firewalls and the Cisco NetRanger intrusion detection product. The flexible reporting capability allows end-users to extract the exact view of the data required by selecting from a wide range of template reports that can be easily customized with pre-defined report filters. Reports provide users with high-level company, department or individual summaries, highlighting potential problems or usage trends, then allows multiple layers of drill down to each of the sites and pages that an employee viewed during a specific time interval.

      NetSpective Reporter performs domain name server lookups to convert numerical IP addresses to URL addresses or convert internal IP addresses to workstation names. It contains a URL category database that enables reporting on categories visited at a company, department or individual level. The entire operation may be automated, including processing log files, updating directory and running pre-defined reports on a regular basis. Processing and reporting functions may be distributed across multiple processors to improve performance.

      NetSpective Reporter is written in C++ and operates under Microsoft Windows 2000 and NT operating systems. Telemate.Net embeds Microsoft’s SQL 7.0 database and Seagate’s Crystal Reports in its products. Dozens of standard report templates and a filtering capability allow users to easily create customized reports without learning Crystal’s command language or the SQL database structure. Any customized report can be stored and accessed at a future time or scheduled for automated execution and distribution.

      With the release of NetSpective Reporter 5.0, Telemate.Net adopted a user-based pricing model, with prices ranging from $3,000 for companies with fewer than 500 employees to $18,000 for up to 10,000 employees. A special version of NetSpective Reporter is bundled with WebFilter and also available on an OEM basis.

  NetSpective WebFilter

      Formerly, Telemate.Net resold a third-party filtering solution in conjunction with its reporting product when customers required both filtering and reporting from a single point of purchase. However, as of June 2001, Telemate.Net offers its own filtering solution, WebFilter. WebFilter is a “turn-key” plug-and-play network appliance that monitors Web traffic and blocks objectionable content based on user-defined categorization. Telemate.Net believes WebFilter provides critical advantages over competing products and fits naturally into third-party distribution channels.

      WebFilter is composed of proprietary application software loaded in a standard PC rack mounted appliance, running under a Linux operating system. WebFilter comes standard with a special version of NetSpective Reporter and is fully compatible with the full-featured NetSpective Reporter 5.0.

      WebFilter is sold on an annual subscription basis with pricing determined by the number of users per appliance. First year prices include a hardware component and are projected to range from $9,000 for up to

500 employees to $46,000 for up to 10,000 users. Discounts are available for 3-year subscriptions and for upgrades to NetSpective Reporter.

  NetSpective E-mail Reporter

      NetSpective E-mail Reporter (“E-mail Reporter”) is sold as either a stand-alone product or an add-on to NetSpective Reporter. E-mail Reporter provides similar functionality to Internet Reporter for most major e-mail servers, allowing companies to enforce compliance with their e-mail usage policy, manage and plan e-mail bandwidth use, and assure the productive and effective use of e-mail by their employees. Today, E-mail Reporter is priced at $3,495.

  Call Accounting

      The Telemate™ product provides both summary and detailed telecommunications network usage reports that enable companies to manage their voice network, control network abuse, monitor productivity, and allocate costs. With more than 14,000 Telemate installations worldwide, Telemate.Net is an established leader in the call accounting marketplace.

      Further, Telemate.Net also offers the following add-on functionality:

      Additional Data Source Modules. Additional data source modules may be purchased to expand NetSpective Reporter, E-mail Reporter or Telemate to collect data from additional firewalls, proxy servers, intrusion detection products, or PBXs.

      URL Categorization. Telemate.Net offers a uniform resource locator, or URL, categorization database, which groups hundreds of thousands of Internet addresses into 28 categories such as travel, shopping, hate and discrimination, pornography, sports, gambling, and employment agency sites. Telemate.Net then reports on Internet usage by category, thus allowing companies to identify misuse and abuse of their networks. These URLs are updated on a daily basis.

Services

      Telemate.Net currently provides installation and training for an additional fee for its customers on an as-needed basis. Telemate.Net provides one year of technical support services for the first year after purchase of the product. Beyond the first year, support is provided pursuant to annual maintenance contracts that provide customers with access to telephone support and product updates.

Technology

      Telemate.Net’s core technology is designed to allow businesses to easily extract needed data from a wide range of network data sources and translate it into a standardized format. This standardized data is then enhanced by linking it to both an organizational directory and other relevant information before storing it in a database. Our flexible and powerful reporting engine extracts the specific information needed and generates a report, which can then be distributed to management in a variety of formats.

      Telemate.Net’s core technology has four major modules:

      Data Collection and Reformatting Module. The data collection and reformatting module extracts data from a variety of data sources. Because the data is initially extracted in different formats, Telemate.Net converts the data into a standard format so it can be integrated for use within its application.

      Processing and Database Module. The processing and database module has the following components:

•	Directory: The directory allows Telemate.Net to link sources of network activity, such as user identifications, Internet addresses and telephone extensions, to specific individuals, departments, divisions and companies. The directory also contains a history function that keeps track of these links as they change so that these sources are properly linked to the owner of the source at that time.

•	Costing: Telemate.Net’s costing capability assigns a cost to each voice or data transaction, which allows organizations to allocate network expenses. A variety of costing methods are available that can be tailored to the organization’s needs and preferences.

•	Alarms: Telemate.Net’s product has the ability to establish PBX activity levels and, if these levels are exceeded, alert management of this occurrence via e-mail or beeper. This feature aids in the detection of hacking and potential fraud conditions. In the first quarter of 2000, Telemate.Net added alarm functionality for Internet data sources.

•	Domain Name Server Lookup: Telemate.Net performs several types of Domain Name Server, or DNS, lookups. A DNS maintains a database that correlates numerical Internet addresses with the equivalent URL, or “www.” address. If the data collected from a data source includes only the numerical Internet address of a destination web site, Telemate.Net will search the external DNS to obtain the equivalent URL address and include it in the data record. For example, if the data collected reveals a numerical address of 209.17.193.130, the DNS lookup function will provide the more commonly used URL address of www.telemate.net.

•	URL Categorization: Telemate.Net provides a database of several hundred thousand URLs that is updated daily. These URLs are grouped into 28 different categories. This allows companies to detect unwanted usage of their networks. As information from a data source is added to the activity database, this URL categorization database is searched and the proper category is added to the record.

•	Automated Operations: Most application functions can be executed automatically on a specific schedule set by the user. Such functions include:

—	collection of data from a data source;

—	processing of that data;

—	generation and distribution of specific reports to management; and

—	purging of processed data to manage the size of the database.

For example, the user can specify that on the tenth day of each month the system will purge all of the detailed records older than 60 days, or that every Monday the system will distribute a weekly departmental summary via e-mail to all department managers.

•	Embedded Database: Under an original equipment manufacturer agreement with Microsoft, Telemate.Net embeds Microsoft’s SQL database in its products. Telemate.Net’s NetSpective Reporter product includes the Microsoft SQL 7.0 MSDE desktop database while its WorkGroup and Enterprise products include the full Microsoft SQL 7.0 Server database. Telemate.Net’s products are designed to allow it to efficiently integrate other databases.

•	Multiprocessing: As the number of data sources and the volume of data on a network increase, Telemate.Net has the ability to distribute both processing and reporting onto multiple PCs to balance the workload and further enhance scalability.

      Reporting Engine Module. Telemate.Net’s reporting engine is currently designed for use with Seagate’s Crystal Reports, a reporting tool. This means that users do not have to learn Crystal’s command language or the structure of the SQL Server database in order to use Telemate.Net’s products. The reporting engine:

•	incorporates more than 350 standard reports and templates designed and refined over time with input from customers;

•	provides a filtering capability that allows the user to easily modify the standard reports thereby customizing the report to provide the specific information needed;

•	allows users to create new reports or to modify existing report templates using Crystal Reports Professional; and

•	allows any customized report format to be stored and accessed at a future time or scheduled for automated execution and distribution.

      Interface Module. Telemate.Net employs an easy to use, functionally rich user interface, featuring the multi-paneled style used in Windows applications. Telemate.Net utilizes third-party interface tools to create a familiar “look and feel” to the product. The interface is designed so that users can operate our application and generate reports with a minimal amount of training.

  Leveraging our Core Technology — WebFilter

      Telemate.Net’s new WebFilter product, released in June 2001, leverages the aforementioned technology modules with a combined filtering and reporting capability. The product is designed to compare destination addresses against a database of pre-categorized sites and block access to those categories selected by a network administrator. The category database will be updated daily with new sites. A unique feature of WebFilter is that uncategorized sites accessed by a customer will be uploaded to the NetSpective Shared URL Content Repository, processed by a series of artificial intelligence engines, categorized within 48 hours if they fall into objectionable categories, and distributed to all WebFilter customers in the next update.

Customers

      Telemate.Net has installed its products in more than 14,000 call accounting and 2,200 Internet access management customer sites. Telemate.Net’s customers represent most major commercial, industrial and service categories and typically have more than 100 employees. In 1999, Telemate.Net entered into a sales agreement with a third-party contractor to provide software, hardware, and installation services for 51 different sites. This sales agreement comprised 13.9% and 10.5% of total revenue in 1999 and 2000, respectively. Upon execution of this sales agreement, it was anticipated that the 1999 percentage of total revenue would not be generated in subsequent years.

Distribution, Sales and Marketing

      Telemate.Net conducts its sales efforts through a combination of direct sales and arrangements with network resellers, systems integrators, and distributors. Its direct sales force primarily employs a telephone sales approach.

      Network Resellers and Distributors. While Telemate.Net’s direct sales force is expected to continue to generate a large portion of our future revenue, Telemate.Net intends to increasingly employing indirect distribution channels as an important complement to its direct sales force. Telemate.Net has established a team of distribution sales representatives that is developing relationships with and providing sales support to network resellers, systems integrators, and distributors. WebFilter is designed to provide plug-and-play simplicity that Telemate.Net believes will make it an attractive product offering for value added resellers and other channel partners. Additionally, Telemate.Net’s NetSpective Reporter 5.0 has been simplified to deliver its robustness while making it easier to use, sell, and support. Telemate.Net has an established team of distribution sales representatives who are developing relationships with and providing sales support to network resellers, systems integrators, and distributors.

      Installed Base Sales. Telemate.Net has established a separate sales team that focuses exclusively on selling additional products to its existing customers. Telemate.Net believes there is a significant opportunity to upgrade its installed base of customers to the latest generation of our software. In addition, as its customers’ networks grow, Telemate.Net expects to sell additional functionality and data sources to these customers. As Telemate.Net expands its web-based marketing and customer support activities, Telemate.Net expects to be able to more efficiently identify qualified prospects for upgrades.

      Strategic Distribution and Marketing Relationships. Leading networking and network security product vendors, including Symantec/ Axent Technologies, Check Point Software Technologies, Cisco Systems, Lucent Technologies, Microsoft, and Network Associates, help to market and distribute Telemate.Net’s products. These companies assist in the sales and marketing of its products by bundling them with their own products, selling Telemate.Net’s products through their sales forces and promoting Telemate.Net’s products at trade shows, seminars and through their web sites. However, because Telemate.Net does not have written agreements with most of these parties, it cannot guarantee that these relationships will continue at all or on terms acceptable to it.

      Marketing. Telemate.Net’s marketing efforts are focused on creating brand and application awareness for both its filtering and reporting solutions. Telemate.Net will continue to employ a mix of marketing media including traditional and Web based marketing. Its marketing efforts will also be designed to support its channel sales efforts. These efforts will be aimed at recruiting, maintaining quality channel partners, and driving sales of its NetSpective Webfilter URL filtering appliance.

Competition

      According to IDC, the leading players in the Internet access management market are Surfcontrol, Websense, Elron, Symantec/Axent, Secure Computing, N2H2, and 8e6 Technologies. Each offers point products that only address a small segment of the filtering market or simply provide low-end summarization capabilities. However, all have recognized the need to add a strong reporting solution as well, and are actively improving their offerings in that area. Telemate.Net strongly believes that the combination of its Internet reporting strength and advanced Internet filtering appliance will enable it to compete effectively in this market.

      IDC estimates that the Web site applications market will grow from $48.4 million in 1999 to $797 million in 2004, representing a compound annual growth rate of 75%. WebTrends dominates the low-function Web analytics market with offerings priced at or below $2,000. These products provide Web site hit summaries and are very useful in getting an overall view of Web activity. At the other end of the market, companies like Accrue and NetGenesis offer higher function products that provide detailed visitor information at a considerably higher price. Telemate.Net believes that the mid-function market (providing visitor detail information at a more affordable price) provides a future opportunity for it. Telemate.Net also believes its core competence in reporting will allow it to compete effectively in this market segment as it develops.

      There are no known surveys of the call accounting industry. Telemate.Net estimates that the annual market today is approximately $100 million. Telemate.Net faces competition from a number of similar-sized companies including IntegraTrak, ISI, MicroTel, the Telco Research product suite of Peregrine Systems and Veramark Technologies. The industry has historically been fragmented but is currently undergoing consolidation. Additionally, Telemate.Net believes that the combination of its reporting strength and install base will enable it to compete effectively in this market.

Intellectual Property

      Telemate.Net currently has a pending United States patent application that seeks to protect inventions underlying the integration of voice and network data reporting technology in Telemate.Net product. Telemate.Net currently does not have any issued patents. Telemate.Net has obtained federal registration for the Telemate and Telemate.Net marks. Telemate.Net views its technology as proprietary and relies on a combination of trade secret, copyright, patent and trademark laws, non-disclosure agreements, and contractual provisions to establish and protect its proprietary rights. When Telemate.Net licenses its products, it uses a signed license agreement with a select number of its customers and a standard printed or electronic license containing confidentiality terms customary in the industry for all other users in order to protect the proprietary rights in its technology. Telemate.Net licenses its products in a format that does not permit the user to change the software code. In addition, because Telemate.Net treats the source code for its products as a trade secret, all employees and third parties who require access to the source code are first required to sign non-disclosure agreements.

Human Resources

      As of July 15, 2001, Telemate.Net employed 68 persons, including 12 in product development, 20 in services and support, 23 in sales and marketing, 3 in operations and 10 in finance and administration. None of its employees is subject to a collective bargaining agreement. Telemate.Net considers its relations with its employees to be good.

Properties

      Telemate.Net is headquartered in Atlanta, Georgia, where it leases approximately 50,000, square feet under a lease agreement expiring in September 2003. Telemate.Net’s current space should be sufficient to accommodate its growth for the immediately foreseeable future. Telemate.Net also has the ability to terminate its existing lease in October 2001 with the payment of penalties specified in the lease and relocate and it is evaluating whether it can further reduce its corporate cost structure by doing so. The vast majority of our employees work in the corporate headquarters, but it also has sales personnel located in the United Kingdom.

Legal Proceedings

      Telemate.Net is not currently a party to any material legal proceedings.

TELEMATE.NET SELECTED FINANCIAL DATA

      The following table sets forth Telemate.Net’s selected financial data and other operating information. The selected financial data of Telemate.Net set forth below for each of the years ended December 31, 2000, 1999, 1998, 1997 and 1996, and the balance sheet data as of December 31, 2000, 1999, 1998, 1997 and 1996 are derived from, and are qualified by reference to, our audited financial statements and related notes. The financial information as of March 31, 2001 and 2000 and for the three months ended March 31, 2001 and 2000 has been derived from our unaudited financial information. You should read the selected financial data together with Telemate.Net’s financial statements and related notes and the section captioned Telemate.Net’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,

	2001	2000	2000	1999	1998	1997	1996

			(In thousands, except share and per share data)

Statement of Operations Data:

Revenue:

Product revenue	$608	$1,106	$3,679	$6,731	$5,450	$4,890	$3,785

Service revenue	1,551	2,012	7,011	6,234	4,932	4,058	3,114

Total revenue	2,159	3,118	10,690	12,965	10,382	8,948	6,899

Costs of revenue:

Product costs	224	499	1,542	1,415	958	736	574

Service costs	631	897	3,638	2,339	1,502	1,053	761

Total cost of revenue	855	1,396	5,180	3,754	2,460	1,789	1,335

Gross profit	1,304	1,722	5,510	9,211	7,922	7,159	5,564

Operating expenses:

Research and development	1,119	898	3,723	2,212	1,929	1,462	636

Sales and marketing	2,103	3,412	13,075	6,805	4,804	3,783	3,190

General and administrative	1,385	1,066	5,600	3,161	2,388	1,895	1,617

Restructuring	—	—	310	—	—	—	—

Non-cash compensation	—	—	—	188	—	—	—

Total operating expenses	4,607	5,376	22,708	12,366	9,121	7,140	5,443

Operating income (loss)	(3,303)	(3,654)	(17,198)	(3,155)	(1,199)	19	121

Increase in redeemable stock purchase warrants	—	—	—	(1,590)	—	—	—

Other income (expense)	356	518	1,974	336	(107)	19	15

Net income (loss)	$(2,947)	$(3,136)	$(15,224)	$(4,409)	$(1,306)	$38	$136

Basic and diluted net income (loss) per share	$(0.37)	$(0.42)	$(1.96)	$(1.07)	$(0.40)	$0.01	$0.04

Weighted average shares outstanding:

Basic	7,968,619	7,495,425	7,750,614	4,102,999	3,261,813	3,261,813	3,201,744

Diluted	7,968,619	7,495,425	7,750,614	4,102,999	3,261,813	3,732,768	3,434,403

	As of March 31,		As of December 31,

	2001	2000	2000	1999	1998	1997	1996

			(In thousands)

Balance Sheet Data:

Cash and cash equivalents	$25,573	$38,467	$28,263	$42,755	$46	$78	$245

Working capital (deficit)	22,510	37,178	25,401	40,782	(1,726)	(1,472)	(1,429)

Total assets	30,534	45,199	33,328	48,274	2,675	2,582	2,186

Long-term liabilities	—	—	—	—	1,302	—	—

Total shareholders’ equity (deficit)	24,777	39,426	27,691	42,316	(2,065)	(743)	(686)

TELEMATE.NET’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Telemate.Net is a leading provider of network usage management solutions for businesses worldwide. Telemate.Net’s Internet access management, eBusiness intelligence, and call accounting offerings enable companies to ensure productivity, reduce unnecessary expenses, enhance network performance, mitigate risk, and maximize e-commerce effectiveness. Telemate.Net expects the recent release of its new WebFilter product in June 2001 to be a critical milestone in Telemate.Net’s business. A combined Internet filtering and reporting appliance, WebFilter utilizes automated content recognition technology to deliver adaptive Internet filtering. This advanced architecture provides users with more accurate categorization of Internet activity than that of the “hit” or “keyword” lists currently used by competitors.

      In October 1999, Telemate.Net completed its initial public offering, raising net proceeds of approximately $43 million to fuel its planned expansion. From the date of Telemate.Net’s initial public offering through the second quarter of 2000, Telemate.Net expanded its sales and marketing activities and increased its product development activities. By the end of the second quarter, Telemate.Net realized it needed to reposition its products and refocus its technology to better meet market demands. It also began initial market research and definition of an Internet access filtering product to combine with its Internet access reporting software. At the beginning of the third quarter of 2000, Telemate.Net restructured its operations to align its sales and marketing for each product line into separate divisions. This restructuring combined with a slumping economy, impacted revenue growth and, as a result, at the beginning of the fourth quarter of 2000, Telemate.Net reduced its work force approximately 20% to align Telemate.Net’s expense structure to its revenue. In June 2001, Telemate.Net introduced NetSpective WebFilter, an advanced Internet filtering solution, and NetSpective Reporter 5.0, an enhanced version of Telemate.Net’s Internet reporting software. Telemate.Net believes its enhanced product line positions Telemate.Net to resume growth in late 2002.

      On May 7, 2001, along with announcing its proposed merger with Verso, Telemate.Net announced that it would reduce its work force by 60% to better align expenses with revenues and position Telemate.Net to be cash flow positive shortly after the planned merger.

      Telemate.Net’s revenue consists of product and service revenue. Product revenue is derived primarily from licensing Telemate.Net’s software products. Telemate.Net also resells complementary hardware, which has historically accounted for less than 10% of Telemate.Net’s total annual revenue. Service revenue consists of fees paid for maintenance services, product updates, and professional services. Maintenance services include diagnosis and bug fixes in the current version of the product and telephone consultation to discuss general support questions. Product updates include error correction and minor enhancements to the product models purchased, and periodic updates to tariff information for call accounting products. Substantially all of Telemate.Net’s license agreements are perpetual. Support agreements are typically for a term of one year and renew automatically upon payment of an annual maintenance fee by the customer. This support fee typically represents 20% of the current list price of licensed products. Professional services include installation, training, and custom report generation.

      Telemate.Net recognizes revenue from software licenses in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition, and Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. Revenue derived from software license fees and hardware is typically recognized upon shipment. Revenue generated from software support services primarily involves annual contracts and is recognized ratably over the service period. Revenue related to professional services is recognized as services are provided. Deferred revenue generally represents advance payments received from customers and billings invoiced to customers for software support and professional services in advance of the time revenue is recognized.

      Telemate.Net identifies revenue as call accounting revenue or Internet/integrated revenue based upon the types of data sources licensed and the delivery of call accounting product features. If a customer is delivered tariff information for all data sources they have licensed, the product revenue is identified as call accounting. All other product revenue is identified as Internet/integrated. Service revenue is identified based on the associated product identification.

      Telemate.Net sells its products through a combination of direct sales and third-party resellers and distributors. While Telemate.Net’s direct sales force is expected to continue to generate a large proportion of future revenue, Telemate.Net is increasingly utilizing indirect distribution channels, such as network resellers, systems integrators and distributors, as an important complement to Telemate.Net’s direct sales force. Distributors and resellers purchase Telemate.Net’s products for resale at a discount from its standard price list. This discount ranges from 20% to 65% and varies based on a number of factors, including their volume of business, whether they distribute to other resellers, and whether they provide product support.

      Telemate.Net also maintains relationships with leading networking and network security product vendors that help to interface, market and distribute its products. These vendors assist in the development, sales and marketing of Telemate.Net’s products by providing interface information, bundling them with their own products, selling Telemate.Net’s products through their sales forces, and promoting Telemate.Net’s products at trade shows, seminars and through their web sites. Telemate.Net has entered into marketing partnerships and/or participation alliances programs with major firewall and proxy server suppliers, including Cisco Systems, Checkpoint Software Technologies, Microsoft Corporation, and Symantec/Axent.

      The Cisco partnership is comprised of an OEM agreement and a cooperative marketing agreement. Cisco buys and resells Telemate.Net’s VoIP reporting application and Telemate.Net is provided a web link from relevant product pages on the Cisco web site. In addition, for a fee Telemate.Net is able to appear within Cisco’s tradeshow space. The initial term of the February 2000 agreement is for three years. The Check Point partnership is a cooperative marketing agreement. Telemate.Net’s Internet products report on Check Point’s firewall products and in turn Telemate.Net receives a link on Check Point’s web site. In addition, for a fee Telemate.Net can be in Check Point’s booth at tradeshows. The agreement is renewable on an annual basis through 2002. The Microsoft partnership is a cooperative marketing agreement. Telemate.Net’s Internet products generate reports on Microsoft’s firewall products and in turn Telemate.Net receives a link on Microsoft’s web site. As long as Telemate.Net products meet Microsoft’s criteria, Telemate.Net can maintain this relationship. In addition, for a fee Telemate.Net can be in Microsoft’s booth at tradeshows. Telemate.Net has a reseller agreement with Axent, which has been acquired by Symantec. The agreement allows for cooperative marketing programs. Such programs have been utilized over the last several years. With the acquisition of Axent by Symantec, Telemate.Net expects less cooperative marketing efforts. Telemate.Net expects to continue to focus its sales resources on strengthening existing relationships and creating new strategic relationships.

      From its inception in 1986 until June 1999, Telemate.Net elected to operate under subchapter S of the Internal Revenue Code of 1986 and comparable provisions of state income tax laws. An S-corporation generally is not subject to income tax at the corporate level. The S-corporation’s income generally passes through to shareholders and is taxed on their personal income tax returns. As a result, Telemate.Net’s earnings through June 1999 had been taxed directly to its existing shareholders. On June 16, 1999, Telemate.Net terminated its status as an S-corporation under the tax code. In connection with the termination of Telemate.Net’s S-corporation status, Telemate.Net distributed $269,000 and reclassified the accumulated deficit of $296,000 through the S-corporation termination date, limited to the amount of paid-in capital, to additional paid-in capital.

      Certain amounts in the 1998 and 1999 financial statements have been reclassified to conform to the presentation adopted in the 2000 financial statements.

Results of Operations for Years Ended December 31, 2000, 1999 and 1998

      The following tables set forth Telemate.Net’s Internet/ integrated and call accounting revenue, both in absolute dollars and as a percentage of total revenue:

	Year Ended December 31,

	2000	1999	1998

	(In thousands)

Revenue:

Internet/integrated:

Product revenue	$1,978	$2,946	$971

Service revenue	2,184	1,102	82

Total Internet/integrated revenue	4,162	4,048	1,053

Call accounting:

Product revenue	1,701	3,785	4,479

Service revenue	4,827	5,132	4,850

Total call accounting revenue	6,528	8,917	9,329

Total revenue	$10,690	$12,965	$10,382

	Year Ended December 31,

	2000	1999	1998

Revenue:

Internet/integrated:

Product revenue	18.5%	22.7%	9.4%

Service revenue	20.4	8.5	0.8

Total Internet/integrated revenue	38.9	31.2	10.2

Call accounting:

Product revenue	15.9	29.2	43.1

Service revenue	45.2	39.6	46.7

Total call accounting revenue	61.1	68.8	89.8

Total revenue	100.0%	100.0%	100.0%

      The following table sets forth for the periods indicated statement of operations data expressed as a percentage of total revenue:

	Year Ended December 31,

	2000	1999	1998

Revenue:

Product revenue	34.4%	51.9%	52.5%

Service revenue	65.6	48.1	47.5

Total revenue	100.0	100.0	100.0

Cost of revenue:

Product costs	14.4	10.8	9.2

Service costs	34.1	18.0	14.5

Total cost of revenue	48.5	28.8	23.7

Gross profit	51.5	71.2	76.3

	Year Ended December 31,

	2000	1999	1998

Operating expenses:

Research and development	34.8	17.1	18.6

Sales and marketing	122.3	52.5	46.3

General and administrative	52.4	24.4	23.0

Restructuring	2.9	0.0	0.0

Non-cash compensation	0.0	1.5	0.0

Total operating expenses	212.4	95.5	87.9

Operating loss	(160.9)	(24.3)	(11.6)

Increase in redeemable stock purchase warrant	0.0	(12.3)	0.0

Other income (expense), net	18.5	2.6	(1.0)

Net loss	(142.4)%	(34.0)%	(12.6)%

     Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

      Total Revenue. Total revenue was $10.7 million in 2000, representing a 17.5% decrease from $13.0 million in 1999. Total product revenue was $3.7 million, or 34.4% of total revenue, in 2000, representing a 45.3% decrease from $6.7 million, or 51.9% of total revenue, in 1999. Total service revenue was $7.0 million, or 65.6% of total revenue, in 2000, representing a 12.5% increase from $6.2 million, or 48.1% of total revenue, in 1999. The overall decrease in revenue was the result of the decrease in both call accounting and Internet/integrated product revenue partially offset by an increase in Internet/integrated support revenue. $700,000 of the decrease was attributable to a sales agreement with Electronic Data Systems, a third-party contractor, to provide software, hardware and installation services for 51 different Army National Guard sites. This sale agreement comprised $1.8 million, or 13.9% of total revenue in 1999, but accounted for only $1.1 million, or 10.5% of total revenue in 2000. Telemate.Net has delivered all software and hardware under the agreement and is currently providing support services. It expects support revenue to be less than $300,000 during 2001. There can be no assurance that support will be renewed beyond 2001.

      Further, for the first half of 2000, Telemate.Net had reassigned sales resources from call accounting to Internet products, but these resources failed to productively generate sales as they had previously. As a result, Telemate.Net’s management restructured the company by product line at mid-year and began development of its enhanced Internet reporting product and its Internet filtering appliance. Based on these new products, management anticipates restoring revenue growth in the second half of 2001 through increased channel leverage and higher sales force productivity, in spite of lower staffing levels following the reduction in force in May 2001. Because WebFilter, Telemate.Net’s new Internet filtering product, will be priced on a subscription model and therefore recognized as revenue over a 12 month period, revenue growth will lag behind sales growth and cash flow.

      Internet/Integrated Revenue. Total Internet/integrated revenue was $4.2 million, or 38.9% of total revenue in 2000, representing a 2.8% increase from $4.0 million, or 31.2% of total revenue, in 1999. Internet/integrated product revenue was $2.0 million, or 18.5% of total revenue in 2000, representing a 32.9% decrease from $2.9 million, or 22.7% of total revenue, in 1999. Internet/integrated service revenue was $2.2 million, or 20.4% of total revenue in 2000, representing a 98.2% increase from $1.1 million, or 8.5% of total revenue, in 1999. The overall decrease in Internet/integrated product revenue and percentage of total revenue was primarily due to the decrease in revenue from the aforementioned single major customer. This sale agreement comprised $1.2 million of product revenue in 1999 compared to $494,000 in 2000. The increase in Internet/integrated service revenue was driven by the increase in Internet/integrated support revenue. Telemate.Net’s Internet customer base has grown since 1998 resulting in increased support renewals. Additionally, in conjunction with Telemate.Net’s reorganization in mid-2000, Telemate.Net stopped selling its integrated product and focused on selling separate call accounting and Internet products. The integrated product reports on both Internet and telephony data sources and therefore contains a component of call accounting revenue. Therefore, while total Internet/integrated revenue was relatively consistent, Telemate.Net was successful in increasing total Internet revenue to replace the call accounting revenue in the Internet/integrated revenue category. However, a significant increase in sales resources was required to produce these results, resulting in substantial losses. Therefore, Telemate.Net’s management began development efforts to improve and expand Telemate.Net’s Internet product offerings in order to create products which Telemate.Net’s sales force would be able to sell profitably. These products became available in June 2001, and management believes that, in conjunction with the restructuring in May 2001, they will enable Telemate.Net to restore revenue growth and positive cash flow late in the second half of 2001. Because WebFilter, Telemate.Net’s new Internet filtering product, will be priced on a subscription model and therefore recognized as revenue over a 12 month period, revenue growth will lag behind sales growth and cash flow.

      Call Accounting Revenue. Total call accounting revenue was $6.5 million, or 61.1% of total revenue in 2000, representing a 26.8% decrease from $8.9 million, or 68.8% of total revenue, in 1999. Call accounting product revenue was $1.7 million, or 15.9% of total revenue in 2000, representing a 55.1% decrease from $3.8 million, or 29.2% of total revenue, in 1999. Call accounting service revenue was $4.8 million, or 45.2% of total revenue in 2000, representing a 5.9% decrease from $5.1 million, or 39.6% of total revenue, in 1999. The decline in call accounting revenue and percentage share of total revenue for the year was due to the increased focus of Telemate.Net’s sales force on selling its Internet/integrated products during the first half of the year. Additionally, the hardware component of call accounting product revenue declined as management attempted to shift sales focus away from lower margin hardware sales and toward software sales. Telemate.Net anticipates this reduced emphasis on hardware sales will continue for the foreseeable future. Further, as part of the restructuring in May 2001, Telemate.Net reduced its call accounting sales staff to focus primarily on its most productive sales opportunities. As a result, Telemate.Net anticipates flat to declining total call accounting revenue, an increase in service revenue as a percentage of total revenue, and the restoration and growth in contribution to corporate profits from the call accounting product line.

      Cost of Product Revenue. Cost of product revenue includes employee compensation, costs of complementary hardware, costs of materials related to production, shipment and fulfillment, amortization of a software license, and payments under third-party licensing agreements. Cost of product revenue was $1.5 million, or 14.4% of total revenue in 2000, representing a 9.0% increase from $1.4 million, or 10.9% of total revenue, in 1999. The increase in product cost is attributable primarily to amortization of purchased software. The increase in the percentage of revenue reflects a change in product revenue mix as well as increases in overhead expenses and the aforementioned software amortization. Telemate.Net expects cost of product revenue to decrease slightly as a percentage of product revenue due to reductions in staffing and higher average selling prices associated with its new products partially offset by the hardware expense associated with its new WebFilter product.

      Cost of Service Revenue. Cost of service revenue is comprised primarily of service employee compensation. Cost of service revenue was $3.6 million, or 34.0% of total revenue in 2000, representing a 55.5% increase from $2.3 million, or 18.0% of total revenue, in 1999. The increase in both absolute dollars and as a percentage of revenue resulted from increased service staffing levels to improve service levels to existing customers and in anticipation of future support and service requirements. As part of Telemate.Net’s reductions in force in October 2000 and May 2001, management reduced service staff levels to correspond more directly with current revenue levels. Management believes these reductions will result in continued margin improvement on service revenue while maintaining service levels.

      Research and Development Expenses. Research and development expenses include salaries and related costs for software developers, quality assurance personnel, and documentation personnel involved in Telemate.Net’s research and development efforts. Research and development expenses were $3.7 million, or 34.8% of total revenue, in 2000, representing a 68.3% increase from $2.2 million, or 17.1% of total revenue, in 1999. The increase in total research and development expenses reflects increased research and development personnel to accelerate new product development. With the release of Telemate.Net’s WebFilter product in June 2001, Telemate.Net was able to eliminate a number of contract development positions and further reduce its development staff in the reduction in May 2001. Overall, Telemate.Net anticipates research and development expenses to be slightly lower in 2001 than 2000.

      Sales and Marketing Expenses. Sales and marketing expenses include salaries and related costs, commissions, travel, facilities, communications costs, and promotional expenses for Telemate.Net’s sales organization and marketing staff. Sales and marketing expenses were $13.1 million, or 122.3% of total revenue, in 2000, representing a 92.1% increase from $6.8 million, or 52.5% of total revenue, in 1999. The increases in both absolute dollars and as a percentage of total revenue were due to several factors, primarily the addition of sales and marketing personnel and initiation of marketing lead generation programs in an effort to accelerate Telemate.Net’s revenue growth following its initial public offering. Telemate.Net expects sales and marketing expenses to decrease significantly in both absolute dollars and as a percentage of revenue in 2001 due to the reductions of sales and marketing staff that occurred in October 2000 and May 2001 and due to a decrease in Telemate.Net’s promotional activities.

      General and Administrative Expenses. General and administrative expenses include administrative salaries and related benefits, depreciation and amortization, management fees, recruiting, and relocation expenses, as well as legal, accounting, and other professional fees. General and administrative expenses were $5.6 million, or 52.4% of total revenue, in 2000, representing a 77.2% increase from $3.2 million, or 24.4% of total revenue, for the same period in 1999. This increase was primarily due to staff related costs, insurance, and professional service fees largely related to the requirements of being a public company. In May 2001, Telemate.Net eliminated a number of general and administrative positions and otherwise reduced costs, and it accordingly expects general and administrative costs will be lower in absolute dollars in 2001.

      Restructuring Expenses. Restructuring expense of $310,000, or 2.9% of total revenue, represents the charges taken in connection with Telemate.Net’s reduction in force which occurred at the beginning of the fourth quarter of 2000. This charge primarily represents severance compensation. Telemate.Net expects to incur a restructuring charge of between $2.5 million and $3.0 million in conjunction with its restructuring in May 2001.

      Non-cash Compensation Expenses. Non-cash compensation of $188,000, or 1.5% of total revenue in 1999, was charged in connection with stock options granted at a price below market value, primarily to an executive officer. No options were granted below market value in 2000.

      Redeemable Stock Purchase Warrant. Charges for the increase in value of Telemate.Net’s redeemable common stock purchase warrant were zero in 2000, as compared to $1.6 million, or 12.3% of total revenue, for 1999. This charge represents the increase in the value of the warrant granted in connection with a $1.0 million loan. The warrant was exercised and the loan was repaid in September 1999.

      Other Income (Expense). Interest income (expense) was $2.0 million, or 18.5% of total revenue for 2000, compared to $336,000, or 2.6% of total revenue, for 1999. Proceeds from investment of the funds received in the initial public offering for the full year account for this interest income. Interest income in the future will be dependent on cash levels maintained.

  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      Total Revenue. Total revenue was $13.0 million in 1999, representing a 24.9% increase from $10.4 million in 1998. Total product revenue was $6.7 million, or 51.9% of total revenue, in 1999, representing a 23.5% increase from $5.4 million, or 52.5% of total revenue, in 1998. Total service revenue was $6.2 million, or 48.1% of total revenue, in 1999, representing a 26.4% increase from $4.9 million, or 47.5% of total revenue, in 1998. This increase was the result of the increase in Internet/ integrated revenue and professional services sold. Part of the increase was attributable to a sales agreement with Electronic Data Systems, a third-party contractor, to provide software, hardware and installation for 51 different Army National Guard sites. This sales agreement comprised 13.9% of total revenue in 1999. This agreement did not contribute as significantly to revenue in 2000.

      Internet/Integrated Revenue. Total Internet/integrated revenue was $4.0 million, or 31.2% of total revenue, in 1999, representing a 284.4% increase from $1.1 million, or 10.2% of total revenue, in 1998. Internet/ integrated product revenue was $2.9 million, or 22.7% of total revenue, in 1999, representing a 203.4% increase from $971,000, or 9.4% of total revenue, in 1998. Internet/ integrated service revenue was $1.1 million, or 8.5% of total revenue, in 1999, representing a 1,243.9% increase from $82,000, or 0.8% of total revenue, in 1998. The increase in Internet/ integrated product revenue and percentage of total revenue was due to the increased focus of Telemate.Net’s sales force on selling Telemate.Net’s Internet/ integrated products. The increase in Internet/ integrated service revenue was driven by the increase in Internet/ integrated product sales, including the sales agreement mentioned under “Total Revenue” above.

      Call Accounting Revenue. Total call accounting revenue was $8.9 million, or 68.8% of total revenue, in 1999, representing a 4.4% decrease from $9.3 million, or 89.8% of total revenue, in 1998. Call accounting product revenue was $3.8 million, or 29.2% of total revenue, in 1999, representing a 15.5% decrease from $4.5 million, or 43.1% of total revenue, in 1998. Call accounting service revenue was $5.1 million, or 39.6% of total revenue, in 1999, representing a 5.8% increase from $4.8 million, or 46.7% of total revenue, in 1998. The decline in call accounting revenue and percentage share of total revenue for the year was due to the increased focus of Telemate.Net’s sales force on selling its Internet/ integrated products as compared to selling call accounting only products.

      Cost of Product Revenue. Cost of product revenue includes employee compensation, costs of materials related to production, shipment and fulfillment and payments under third-party licensing agreements. Cost of product revenue was $1.4 million, or 10.9% of total revenue, in 1999, representing a 47.7% increase from $958,000, or 9.2% of total revenue, in 1998. This increase in cost and the corresponding increase as a percentage of total revenue was primarily attributable to higher hardware costs on a number of large product sales requiring an unusually large amount of hardware and an increase in the percentage of total costs for royalty payments for third-party licensing.

      Cost of Service Revenue. Cost of service revenue is comprised primarily of service employee compensation. Cost of service revenue was $2.3 million, or 18.0% of total revenue, in 1999, representing a 55.7% increase from $1.5 million, or 14.5% of total revenue, in 1998. This increase was due to an increase in staff to handle the expansion of the number of companies under annual maintenance contracts and the increase in professional services sold.

      Research and Development Expenses. Research and development expenses include salaries and related costs for software developers, quality assurance personnel and documentation personnel involved in Telemate.Net’s research and development efforts. Research and development expenses were $2.2 million, or 17.1% of total revenue, in 1999, representing a 14.7% increase from $1.9 million, or 18.6% of total revenue, in 1998. The increase in total research and development expenditures reflects the increased headcount during the second half of the year as Telemate.Net accelerated its new product development.

      Sales and Marketing Expenses. Sales and marketing expenses include salaries and related costs, commissions, travel, facilities, communications costs and promotional expenses for Telemate.Net’s sales organization and marketing staff. Sales and marketing expenses were $6.8 million, or 52.5% of total revenue, in 1999, representing a 41.7% increase from $4.8 million, or 46.3% of total revenue, in 1998. This increase in expenditures and percentage of total revenue is the result of higher commissions on greater sales and expansion of both the Sales and Marketing staffs in the second half of the year, as Telemate.Net positioned itself for expected future growth.

      General and Administrative Expenses. General and administrative expenses include administrative salaries and related benefits, depreciation and amortization, management fees, recruiting and relocation expenses, as well as legal, accounting and other professional fees. General and administrative expenses were $3.2 million, or 24.4% of total revenue, in 1999, representing a 32.4% increase from $2.4 million, or 23.0% of total revenue, for the same period in 1998. This increase was primarily due to an increased provision for uncollectible accounts, an increase in a sales tax provision, recruiting fees and other professional services.

      Non-cash Compensation Expenses. Non-cash compensation of $188,000, or 1.5% of total revenue in 1999, was charged in connection with stock options granted at a price below market value, primarily to an executive officer. No options were granted below market value in 1998.

      Redeemable Stock Purchase Warrant. Charges for the increase in value of Telemate.Net’s redeemable common stock purchase warrant were $1.6 million, or 12.3% of total revenue for 1999. This charge represents the increase in the value of the warrant granted in connection with a $1.0 million loan. The warrant was exercised and the loan was repaid in September 1999.

      Other Income (Expense). Other income was $336,000, or 2.6% of total revenue, for 1999 compared to expense of $107,000, or 1.0% of total revenue, in 1998. The net interest income reflects the impact of the proceeds from investment of the funds received in the initial public offering for the fourth quarter of 1999.

Results of Operations For Three Months Ended March 31, 2001 and 2000

      The following tables set forth Telemate.Net’s Internet/integrated and call accounting revenue, both in absolute dollars and as a percentage of total revenue:

	Three Months Ended
	March 31,

	2001	2000

Revenue:

Internet/integrated:

Product revenue	$216	$719

Service revenue	375	744

Total Internet/integrated revenue	591	1,463

Call accounting:

Product revenue	392	387

Service revenue	1,176	1,268

Total call accounting revenue	1,568	1,655

Total:

Product revenue	608	1,106

Service revenue	1,551	2,012

Total revenue	$2,159	$3,118

Percentage of Total Revenue:

Internet/integrated:

Product revenue	10.0%	23.1%

Service revenue	17.3	23.9

Total Internet/integrated revenue	27.3	47.0

Call accounting:

Product revenue	18.2	12.4

Service revenue	54.5	40.6

Total call accounting revenue	72.7	53.0

Total:

Product revenue	28.2	35.5

Service revenue	71.8	64.5

Total revenue	100.0%	100.0%

  Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

      Revenue. Total revenue was $2.2 million for the three months ended March 31, 2001, down 30.8% from $3.1 million for the first quarter of 2000. Total product revenue was $608,000, or 28.2% of total revenue, in the three months ended March 31, 2001, representing a 45.0% decrease from $1.1 million, or 35.5% of total revenue, for the same period in 2000. Revenue from the resale of complementary hardware included in product revenue was $102,000, representing 4.7% of total revenue for the three months ended March 31, 2001, a decrease from $446,000, or 14.3% of total revenue for the same period in 2000. Total service revenue was $1.6 million, or 71.8% of total revenue, in the three months ended March 31, 2001, representing a 22.9% decrease from $2.0 million, or 64.5% of total revenue, for the same period in 2000. During the first quarter of

2001, a sales agreement with Electronic Data Systems, a third-party contractor, to provide software, hardware, and installation services for 51 different Army National Guard sites represented approximately 4.7% of total revenue, compared to approximately 19.7% in the same quarter of 2000. Telemate.Net does not believe this agreement will generate significant revenue in the future.

      Internet/Integrated Revenue. Total Internet/integrated revenue was $591,000, or 27.3% of total revenue, in the three months ended March 31, 2001, a 59.6% decrease from $1.5 million, or 47.0% of total revenue, for the same period in 2000. Internet/integrated product revenue was $216,000, or 10.0% of total revenue, in the three months ended March 31, 2001, representing a 69.9% decrease from $719,000, or 23.1% of total revenue, for the same period in 2000. Internet/integrated service revenue was $375,000, or 17.3% of total revenue, in the three months ended March 31, 2001, representing a 49.6% decrease from $744,000, or 23.9% of total revenue, for the same period in 2000. The decrease in Internet/integrated product and service revenue resulted in part from a decrease in the sale of software, hardware, and the completion of professional services in connection with the major customer referred to under “Revenue” above. In addition, total Internet/integrated revenue was impacted by the shift in focus from the sale of an integrated solution to distinct Internet and call accounting applications.

      Call Accounting Revenue. Total call accounting revenue was $1.6 million, or 72.7% of total revenue, for the three months ended March 31, 2001, a 5.3% decrease from $1.7 million, or 53.0% of total revenue, for the same period in 2000. Call accounting product revenue was $392,000, or 18.2% of total revenue, for the three months ended March 31, 2001, representing a 1.3% increase from $387,000, or 12.4% of total revenue, for the same period in 2000. Call accounting service revenue was $1.2 million, or 54.5% of total revenue, in the three months ended March 31, 2001, representing a 7.3% decrease from $1.3 million, or 40.6% of total revenue, for the same period in 2000. Although Call Accounting product revenue was in line with last year, Telemate.Net saw a reduction in sales of low margin hardware in the first quarter of 2001 and a corresponding increase in software sales as a result of management’s efforts to emphasize profit contribution in this division, more focused sales efforts and improved sales productivity. The decrease in Call Accounting service revenue was due in part to a delay in the support renewal process during a new invoicing system implementation which has now been completed.

      Cost of Product Revenue. Cost of product revenue was $224,000, or 10.4% of total revenue, in the three months ended March 31, 2001, a 55.1% decrease from $500,000, or 16.0% of total revenue, for the same period in 2000. This decrease in product costs was primarily attributable to a reduction in lower margin hardware sales as well as a reduction in direct product costs as a result of reduced product revenue. Telemate.Net’s management believes the hardware component of revenue will remain at the more traditional levels of prior years for the remainder of the year. The decrease in the percentage of total revenue reflects a change in revenue mix with service revenues having produced a higher percentage of total revenue. In addition, the reductions in the aforementioned hardware and royalty costs contributed to the decrease in the percentage of total revenue.

      Cost of Service Revenue. Cost of service revenue was $631,000, or 29.2% of total revenue, for the three months ended March 31, 2001, representing a 29.7% decrease from $897,000, or 28.8% of total revenue, for the same period in 2000. The decline in service costs resulted from decreased service personnel costs after Telemate.Net’s reduction in force in October 2000. The increase in the percentage of total revenue reflects a change in revenue mix with service revenues having produced a higher percentage of total revenue. The reduction in workforce during the second quarter 2001 will result in a further decline in cost of service revenue over the remainder of the year.

      Research and Development Expenses. Research and development expenses were $1.1 million, or 51.8% of total revenue, for the three months ended March 31, 2001, representing a 24.6% increase from $898,000, or 28.8% of total revenue, for the same period in 2000. The increase in total research and development expenses reflects increased personnel expenses to accelerate new product development and existing product enhancements. Due to Telemate.Net’s reduction in work force, Telemate.Net expects research and development expenses to show a declining trend during the second quarter and to remain flat for the remainder of the year.

      Sales and Marketing Expenses. Sales and marketing expenses were $2.1 million, or 97.4% of total revenue, for the three months ended March 31, 2001, representing a 38.4% decrease from $3.4 million, or 109.4% of total revenue, for the same period in 2000. The decrease in both absolute dollars and as a percentage of total revenue was due to several factors, primarily the reduction of sales and marketing personnel and more targeted, revenue-driving marketing programs. The effects of Telemate.Net’s second quarter reduction in force will be seen in a reduction in sales and marketing expenses for the remainder of the year.

      General and Administrative Expenses. General and administrative expenses were $1.4 million, or 64.2% of total revenue, in the three months ended March 31, 2001, representing a 29.9% increase from $1.1 million, or 34.2% of total revenue, for the same period in 2000. This increase was primarily due to personnel costs, insurance, and professional service fees largely related to the requirements of being a public company. Telemate.Net expects general and administrative costs to remain flat for the next several months.

      Other Interest Income. Other interest income was $356,000, or 16.5% of total revenue, for the three months ended March 31, 2001, compared to $518,000, or 16.6% of total revenue, for the same quarter of 2000. Proceeds from investment of the funds received in the initial public offering account for the interest income.

Liquidity and Capital Resources

      Historically, Telemate.Net has funded its business from cash generated from operations and the issuance of long-term debt. However, in October 1999, Telemate.Net completed its initial public offering that provided Telemate.Net approximately $42.8 million in net cash proceeds. Telemate.Net had cash and cash equivalents of $25.6 million at March 31, 2001 and $38.5 million at March 31, 2000.

      Cash used in operating activities during the three months ended March 31, 2001 was $2.5 million, a 32.1% decrease from $3.7 million for the same period in 2000. This change reflects the net impact of decreases in Telemate.Net’s net loss, and changes in accounts receivable, accounts payable and deferred revenue. Telemate.Net’s investing activities primarily include expenditures for fixed assets to support its operations. Net cash used in investing activities decreased to $239,000 in the first three months of 2001, compared to $878,000 for the same period in 2000. Net cash provided by financing activities was $31,000 for the three-month period ended March 31, 2001, compared to $245,000 for the period ended March 31, 2000. This change was due primarily to a decrease in the exercise of stock options by Telemate.Net’s employees.

      Because Telemate.Net has not generated significant revenue from sales outside the United States, it has not sustained material foreign currency exchange losses and presently does not attempt to hedge its exposure to fluctuations in foreign currency exchange rates. Should Telemate.Net’s revenue from international sales increase and should such sales be denominated in foreign currencies, Telemate.Net intends to adopt a hedging strategy against foreign currency fluctuations.

      As part of the Telemate.Net merger agreement, Telemate.Net agreed to invest $15 million in the preferred stock of Verso prior to the closing of the merger to fund Verso’s acquisition of NACT. In the event the merger does not close, Verso is required to redeem the preferred stock and any unpaid dividends. Failure to do so would result in a substantial financial penalty as well as restrictions on Verso’s financing activities until the redemption occurs. However, there can be no assurance that Verso would redeem the preferred stock prior to December 31, 2001 or at all. Therefore, Telemate.Net’s management has evaluated its liquidity requirement assuming an outstanding $15 million preferred stock investment in Verso. Historically, Telemate.Net has used significant cash in operations. However, Telemate.Net’s management believes that the reduction in staffing levels in May 2001 brought expenses significantly more in line with revenue levels and will result in a substantial reduction in the amount of cash utilized by its operations in the future.

      Telemate.Net anticipates the second quarter 2001 reduction in work force to result in a restructuring charge of between $2.5 million and $3.0 million. Telemate.Net further believes it will be cash flow positive by the end of 2001. In the event the Telemate.Net merger does not close, Telemate.Net remains confident that its existing liquidity and capital resources will be sufficient to satisfy its cash requirements for at least the next 12 months. Beyond the next 12 months, Telemate.Net expects to remain cash flow positive from operations and to fund any ongoing investments in capital equipment from cash flow from operations and the remaining proceeds from the IPO. However, to the extent that income from operations is insufficient to implement Telemate.Net’s business strategies, or if Telemate.Net identifies additional strategic investments in its business, technology or products, Telemate.Net may be required to raise additional funds through equity or debt financing. If adequate funds are not available on acceptable terms or at all, Telemate.Net’s ability to implement its business strategies or take advantage of unanticipated opportunities or otherwise respond to competitive pressures would be limited. There can be no assurance that Telemate.Net will be able to raise these additional funds on terms acceptable to it, or at all.

Market and Interest Rate Risks

      Telemate.Net is exposed to a number of market risks in the ordinary course of business, such as foreign currency exchange risk resulting from international operations. These risks arise in the normal course of business rather than from trading. In addition, some of Telemate.Net’s traded assets are exposed to market risks such as interest rate fluctuations. Telemate.Net’s management has examined its exposures to all of these risks and has concluded that none of its exposures in these areas is material to fair values, cash flows or earnings.

Quarterly Results of Operations

      The following table presents unaudited quarterly statements of operations data for each of Telemate.Net’s last nine quarters. The unaudited quarterly financial statements have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this joint proxy statement/prospectus. In the opinion of Telemate.Net’s management, the unaudited quarterly financial statements include all adjustments, consisting only of normal recurring adjustments, that management considers to be necessary to fairly present this information when read in conjunction with Telemate.Net’s financial statements and related notes appearing elsewhere in this joint proxy statement/prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

	Three Months Ended

	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2001	2000	2000	2000	2000	1999	1999	1999	1999

	(Unaudited, in thousands)

Revenue:

Product revenue	$608	$679	$785	$1,109	$1,106	$2,127	$1,798	$1,442	$1,364

Service revenue	1,551	1,640	1,696	1,663	2,012	1,932	1,685	1,323	1,294

Total revenue	2,159	2,319	2,481	2,772	3,118	4,059	3,483	2,765	2,658

Cost of revenue:

Product costs	224	260	373	410	499	435	412	296	272

Service costs	631	684	1,042	1,015	897	846	621	444	428

Total cost of revenue	855	944	1,415	1,425	1,396	1,281	1,033	740	700

Gross profit	1,304	1,375	1,066	1,347	1,722	2,778	2,450	2,025	1,958
Operating expenses

Research and development	1,119	1,011	877	937	898	801	612	401	398

Sales and marketing	2,103	2,154	3,358	4,151	3,412	2,810	1,724	1,244	1,027

General and administrative	1,385	1,553	1,497	1,484	1,066	1,041	743	574	803

Restructuring	—	310	—	—	—	—	—	—	—

Non-cash compensation	—	—	—	—	—	35	153	—	—

Total operating expenses	4,607	5,028	5,732	6,572	5,376	4,687	3,232	2,219	2,228

Operating loss	(3,303)	(3,653)	(4,666)	(5,225)	(3,654)	(1,909)	(782)	(194)	(270)

Increase in redeemable stock purchase warrants	—	—	—	—	—	—	(856)	—	(734)

Other income (expense)	356	453	493	510	518	503	(89)	(37)	(41)

Net loss	$(2,947)	$(3,200)	$(4,173)	$(4,715)	$(3,136)	$(1,406)	$(1,727)	$(231)	$(1,045)

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      Telemate.Net has not had any changes in or disagreements with its accountants on accounting and financial disclosure matters.

EXPERTS

      The financial statements of Verso as of December 31, 2000, and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The financial statements of Verso (formerly Eltrax Systems, Inc.) at December 31, 1999, and for the two years then ended, have been included in this document and in the registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

      The audited consolidated statements of operations, shareholders’ equity and cash flows of Sulcus Hospitality Technologies Corp. for the year ended December 31, 1998 (not presented separately in the Verso financial statements), have been incorporated in reliance on the report of Crowe Chizek and Company, LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

      The financial statements of Telemate.Net as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

      Rogers & Hardin LLP, Atlanta, Georgia, will pass upon the validity of the shares of Verso common stock to be issued in connection with the Telemate.Net merger and upon certain of the tax consequences of the Telemate.Net merger. As of the date hereof, certain partners of Rogers & Hardin LLP beneficially own approximately 210,000 shares of Verso common stock. It is a condition to the completion of the Telemate.Net merger that Telemate.Net receive an opinion of Morris, Manning & Martin, LLP to the effect that, among other things, the Telemate.Net merger will be a reorganization for federal income tax purposes. As of the date hereof certain partners of Morris, Manning & Martin, LLP hold an immaterial number of shares of Telemate.Net common stock and Verso common stock.

WHERE YOU CAN FIND MORE INFORMATION

      Verso and Telemate.Net file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

      Verso has filed a registration statement on Form S-4 to register with the SEC the Verso common stock to be issued to Telemate.Net shareholders upon completion of the Telemate.Net merger. This joint proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of Verso in addition to being a proxy statement of Verso and Telemate.Net for their respective meetings. As allowed by SEC rules, this joint proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

      The SEC allows Verso to “incorporate by reference” information into this joint proxy statement/ prospectus, which means that Verso can disclose important information to you by referencing you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/ prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/ prospectus. This joint proxy statement/ prospectus incorporates by reference the documents set forth below that Verso has previously filed with the SEC. These documents contain important information about Verso and its finances.

Verso SEC Filings	Period or Filing Date

Annual Report on Form 10-K	Fiscal Year ended December 31, 2000

Amendment to Annual Report on Form 10-K on Form 10-K/A	Fiscal Year ended December 31, 2000

Quarterly Report on Form 10-Q	Quarter ended March 31, 2001

Current Reports on Form 8-K	Filed on January 22, 2001, January 25, 2001, February 2, 2001, May 16, 2001, as amended June 5, 2001, and June 5, 2001

      Verso is also incorporating by reference additional documents that Verso files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, from and including the date of this document to the date of the Verso annual meeting.

      Verso has supplied all information contained or incorporated by reference in this joint proxy statement/ prospectus relating to Verso, and all information about Telemate.Net has been supplied by Telemate.Net.

      If you are a Verso shareholder, Verso may not have sent you some of the documents incorporated by reference, but you can obtain any of them through Verso or the SEC. Documents incorporated by reference are available from Verso without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this joint proxy statement/ prospectus. Verso shareholders may obtain documents incorporated by reference in this joint proxy statement/ prospectus by sending a written request to Verso’s Secretary at 400 Galleria Parkway, Suite 300, Atlanta, Georgia 30339.

      If you would like to request documents from Verso, please do so by        , 2001, in order to receive timely delivery of the requested documents.

      We have not authorized any person to give any information or to make any representations that differs from, or adds to, the information discussed in this joint proxy statement/ prospectus or in the Appendices attached hereto which are specifically incorporated by reference. Therefore, if anyone gives you different or additional information, you should not rely on it.

      The information contained in this joint proxy statement/ prospectus speaks only as of its date unless the information specifically indicates that another date applies.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Verso Technologies, Inc. and subsidiaries:

      We have audited the consolidated balance sheet of Verso Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2000, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Verso Technologies, Inc. and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
February 23, 2001, except as to Note 5,
which is as of March 26, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors

of Verso Technologies, Inc.:

      In our opinion, based on our audits and the report of other auditors as referred to below, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Verso Technologies, Inc. (formerly Eltrax Systems, Inc.) and its subsidiaries at December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Sulcus Hospitality Technologies Corp. (“Sulcus”) consummated on March 26, 1999 in a transaction accounted for as a pooling of interest, as described in Note 1 to the consolidated financial statements. We did not audit the financial statements of Sulcus, which reflected total revenues of $60,393,000 for the year ended December 31, 1998. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Sulcus, is based on the report of the other auditors. We conducted out audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Detroit, Michigan
February 28, 2000, except for discontinued operations
reclassifications and revisions, the date for which is July 19, 2000

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of

Sulcus Hospitality Technologies Corp.

      We have audited the consolidated statements of operations, stockholders’ equity and cash flows of Sulcus Hospitality Technologies Corp. for the year ended December 31, 1998 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above (not presented separately herein) present fairly, in all material respects, the results of operations of Sulcus Hospitality Technologies Corp. and its cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

      We have not audited the consolidated financial statements of Sulcus Hospitality Technologies Corp. for any period subsequent to December 31, 1998.

Crowe, Chizek and Company LLP

Columbus, Ohio

March 26, 1999

VERSO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2000	1999

ASSETS:

Current assets:

Cash and cash equivalents	$10,958,815	$—

Accounts receivable, net of allowance for doubtful accounts of $1,666,000 and $1,043,000 at December 31, 2000 and 1999, respectively	15,203,759	18,053,692

Inventories, principally finished goods, net	1,162,178	933,497

Other current assets	2,886,583	952,291

Net assets of discontinued operations	7,066,273	22,954,595

Total current assets	37,277,608	42,894,075

Property and equipment, net of accumulated depreciation and amortization of $2,631,000 and $1,885,000 at December 31, 2000 and 1999, respectively	9,044,959	3,991,653

Intangibles, net of accumulated amortization of $13,795,000 and $2,247,000 at December 31, 2000 and 1999, respectively	120,540,845	9,168,385

Total assets	$166,863,412	$56,054,113

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:

Line of credit	$—	$9,468,882

Current portion of convertible subordinated debentures, net of discount	6,348,236	—

Accounts payable	6,557,173	9,360,813

Accrued compensation	2,829,283	1,880,876

Accrued expenses	5,216,625	3,733,730

Unearned revenue and customer deposits	3,716,110	4,283,039

Current portion of long-term debt	—	389,587

Total current liabilities	24,667,427	29,116,927

Convertible subordinated debentures, net of current portion and discount	3,152,940	—

Long-term debt, net of current portion	—	54,068

Total liabilities	27,820,367	29,170,995

Commitments and Contingencies (Note 13 )

Shareholders’ equity:

Common stock, $.01 par value, 100,000,000 shares authorized; 49,615,133 and 23,808,415 shares issued and outstanding at December 31, 2000 and 1999, respectively	496,152	238,086

Additional paid-in capital	249,339,879	75,678,836

Accumulated deficit	(104,516,038)	(49,033,804)

Deferred compensation	(6,276,948)	—

Total shareholders’ equity	139,043,045	26,883,118

Total liabilities and shareholders’ equity	$166,863,412	$56,054,113

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,

	2000	1999	1998

Revenue:

Services	$33,457,245	$24,256,843	$10,315,258

Products	32,410,773	37,427,809	42,289,457

Total revenue	65,868,018	61,684,652	52,604,715

Cost of revenue:

Services	25,194,167	16,819,410	6,409,692

Products	27,623,839	30,368,617	33,071,074

Total cost of revenue	52,818,006	47,188,027	39,480,766

Gross profit:

Services	8,263,078	7,437,433	3,905,566

Products	4,786,934	7,059,192	9,218,383

Total gross profit	13,050,012	14,496,625	13,123,949

Operating expenses:

Sales, general and administrative	34,836,607	17,663,556	13,990,254

Depreciation	1,872,891	572,283	431,100

Amortization of intangibles	11,549,144	1,403,766	647,327

Loss on asset abandonment	1,978,402	—	—

Reorganization costs	1,500,000	462,000	—

Transaction costs	—	251,078	—

Deferred compensation	608,061	—	—

Total operating expenses	52,345,105	20,352,683	15,068,681

Operating loss from continuing operations	(39,295,093)	(5,856,058)	(1,944,732)

Interest expense, net, including $1,042,000, $0 and $0 of amortization of loan fees and discount on convertible subordinated debentures in 2000, 1999 and 1998, respectively	(1,239,528)	(183,172)	360,010

Loss from continuing operations before income tax benefit (expense)	(40,534,621)	(6,039,230)	(1,584,722)

Income tax benefit (expense)	—	154,773	(179,770)

Loss from continuing operations	(40,534,621)	(5,884,457)	(1,764,492)

Discontinued operations:

Loss from discontinued operations, net of income taxes	(3,947,613)	(3,953,642)	(4,718,958)

Estimated loss on disposal of discontinued operations, net of income taxes	(11,000,000)	—	—

Total discontinued operations, net of income taxes	(14,947,613)	(3,953,642)	(4,718,958)

Net loss	$(55,482,234)	$(9,838,099)	$(6,483,450)

Net loss per common share — basic and diluted:

Loss from continuing operations	$(1.56)	$(0.25)	$(0.08)

Loss from discontinued operations	(0.15)	(0.16)	(0.21)

Loss on disposal of discontinued operations	(0.43)	—	—

Net loss per common share — basic and diluted	$(2.14)	$(0.41)	$(0.29)

Weighted average shares outstanding — basic and diluted	25,903,431	23,728,262	22,730,944

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2000, 1999 and 1998

	Common Stock		Additional	Treasury Stock
			Paid-in			Accumulated
	Shares	Amount	Capital	Shares	Amount	Deficit

Balances, December 31, 1997	20,229,155	$202,293	$65,986,222	—	$—	$(32,712,255)

Net loss	—	—	—	—	—	(6,483,450)

Exercise of stock warrants	1,716,667	17,167	7,357,833	—	—	—

Warrants issued in exchange for services	—	—	30,000	—	—	—

Issuance of stock	1,423,614	14,235	158,788	—	—	—

Treasury stock purchases	—	—	—	(144,273)	(387,221)	—

Issuance of common stock in Encore acquisition	465,000	4,650	2,134,350	—	—	—

Balances, December 31, 1998	23,834,436	$238,345	$75,667,193	(144,273)	$(387,221)	$(39,195,705)

Net loss	—	—	—	—	—	(9,838,099)

Issuance of stock	119,829	1,200	380,305	—	—	—

Retirement of treasury stock	(144,273)	(1,443)	(385,778)	144,273	387,221	—

Warrants issued in exchange for services	—	—	24,000	—	—	—

Payment in lieu of issuance of fractional shares	(1,577)	(16)	(6,884)	—	—	—

Balances, December 31, 1999	23,808,415	$238,086	$75,678,836	—	$—	$(49,033,804)

Net loss	—	—	—	—	—	(55,482,234)

Issuance of common stock and replacement awards of common stock warrants and options in Cereus acquisition	21,866,600	218,666	149,102,643	—	—	—

Issuance of common stock and common stock warrants in MessageClick acquisition	1,405,923	14,059	3,529,735	—	—	—

Amortization of deferred compensation	—	—	—	—	—	—

Exercise of stock options	1,005,596	10,055	3,391,625	—	—	—

Issuance of stock through Employee Stock Purchase Plan	60,355	604	297,586	—	—	—

Issuance of shares in private placement, net of associated fees	1,374,532	13,745	13,990,669	—	—	—

Warrants issued in conjunction with convertible debentures	—	—	2,378,212	—	—	—

Shares issued in exchange for services	88,712	887	349,113	—	—	—

Warrants issued in exchange for services	—	—	65,283	—	—	—

Issuance of common stock and compensatory options in reorganization	5,000	50	556,177	—	—	—

Balances, December 31, 2000	49,615,133	$496,152	$249,339,879	—	$—	$(104,516,038)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Deferred
	Compensation	Total

Balances, December 31, 1997	$—	$33,476,260

Net loss	—	(6,483,450)

Exercise of stock warrants	—	7,375,000

Warrants issued in exchange for services	—	30,000

Issuance of stock	—	173,023

Treasury stock purchases	—	(387,221)

Issuance of common stock in Encore acquisition	—	2,139,000

Balances, December 31, 1998	$—	$36,322,612

Net loss	—	(9,838,099)

Issuance of stock	—	381,505

Retirement of treasury stock	—	—

Warrants issued in exchange for services	—	24,000

Payment in lieu of issuance of fractional shares	—	(6,900)

Balances, December 31, 1999	$—	26,883,118

Net loss	—	(55,482,234)

Issuance of common stock and replacement awards of common stock warrants and options in Cereus acquisition	(6,885,009)	142,436,300

Issuance of common stock and common stock warrants in MessageClick acquisition	—	3,543,794

Amortization of deferred compensation	608,061	608,061

Exercise of stock options	—	3,401,680

Issuance of stock through Employee Stock Purchase Plan	—	298,190

Issuance of shares in private placement, net of associated fees	—	14,004,414

Warrants issued in conjunction with convertible debentures	—	2,378,212

Shares issued in exchange for services	—	350,000

Warrants issued in exchange for services	—	65,283

Issuance of common stock and compensatory options in reorganization	—	556,227

Balances, December 31, 2000	$(6,276,948)	$139,043,045

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,

	2000	1999	1998

Operating Activities:

Continuing operations:

Net loss from continuing operations	$(40,534,621)	$(5,884,457)	$(1,764,492)

Adjustments to reconcile net loss from continuing operations to net cash used in continuing operating activities:

Amortization of intangibles	11,549,144	1,403,766	647,327

Depreciation	1,872,891	572,283	431,100

Loss on asset abandonment	1,978,402	—	—

Amortization of deferred compensation	608,061	—	—

Deferred tax provision	—	—	2,100,000

Provision for doubtful accounts	2,464,000	3,568,000	1,639,000

Inventory valuation reserve	800,000	—	—

Amortization of loan fees and discount on convertible subordinated debentures	537,542	—	—

Other	—	24,000	20,721

Changes in current operating items:	—	—	—

Accounts receivable, net	1,967,381	(13,752,780)	822,982

Inventories, net	(1,028,681)	830,194	2,408,616

Other current assets	(350,989)	439,495	(169,262)

Accounts payable	(9,172,199)	5,717,082	(2,788,796)

Accrued compensation	878,705	1,474,740	(519,322)

Accrued expenses	(2,059,299)	1,536,898	(1,628,681)

Unearned revenue and customer deposits	(608,910)	3,046,066	(1,201,308)

Net cash used in continuing operating activities	(31,098,573)	(1,024,713)	(2,115)

Discontinued operations:

Loss from discontinued operations	(14,947,613)	(3,953,642)	(4,718,958)

Estimated loss on disposal of discontinued operations	11,000,000	—	—

Adjustment to reconcile loss from discontinued operations to net cash (used in) provided by discontinued operating activities	(1,591,333)	4,398,491	6,523,087

Net cash (used in) provided by discontinued operating activities	(5,538,946)	444,849	1,804,129

Net cash (used in) provided by operating activities	(36,637,519)	(579,864)	1,802,014

Investing Activities:

Continuing operations:
Net cash used in investing activities for continuing operations —

Purchases of property and equipment, net	(7,143,443)	(2,968,273)	(599,818)

Purchase of Encore Systems	—	—	(8,266,021)

Purchase of Cereus Technology Partners, Inc.	(1,888,309)	—	—

Advance to MessageClick, Inc. prior to purchase	(300,000)	—	—

Purchase of MessageClick, Inc.	(137,406)	—	—

Net cash used in investing activities for continuing operations	(9,469,158)	(2,968,273)	(8,865,839)

Discontinued operations:

Software development costs capitalized, net	(2,296,746)	(2,078,734)	(1,741,848)

Purchases of property and equipment, net	(87,011)	(1,379,180)	(1,540,819)

Net proceeds from sale of discontinued operations	8,566,079	—	—

Net cash provided by (used in) investing activities for discontinued operations	6,182,322	(3,457,914)	(3,282,667)

Net cash used in investing activities	(3,286,836)	(6,426,187)	(12,148,506)

Net cash used in operating and investing activities, carried forward	(39,924,355)	(7,006,051)	(10,346,492)

VERSO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Year Ended December 31,

	2000	1999	1998

Net cash used in operating and investing activities, carried forward	(39,924,355)	(7,006,051)	(10,346,492)

Financing Activities:

Continuing operations:

Payments on long-term debt	(373,158)	(2,140,115)	(608,218)

(Payments) borrowings on credit line, net	(9,654,106)	2,324,725	(2,046,326)

Proceeds from term loan	—	—	4,000,000

Proceeds from issuance of convertible subordinated debenture, net	11,345,643	—	—

Advance from Cereus Technology Partners, Inc. prior to merger	10,170,421	—	—

Proceeds from issuances of common stock, net	17,704,284	381,505	7,548,023

Retirement of treasury stock	—	—	(387,221)

Payments issued in lieu of fractional shares	—	(6,900)	—

Net cash provided by financing activities for continuing operations	29,193,084	559,215	8,506,258

Discontinued operations:
Net cash used in financing activities for discontinued operations —

Payments on long-term debt	(120,000)	(180,000)	(180,000)

Net cash provided by financing activities	29,073,084	379,215	8,326,258

Decrease in cash and cash equivalents	(10,851,271)	(6,626,836)	(2,020,234)

Cash and Cash Equivalents:

Beginning of period	613,294	7,240,130	9,260,364

Cash acquired in purchase of Cereus Technology Partners, Inc.	21,215,184	—	—

Cash acquired in purchase of MessageClick, Inc.	177,570	—	—

End of period	$11,154,777	$613,294	$7,240,130

Cash and Cash Equivalents:

Continuing operations	$10,958,815	$—	$6,082,438

Discontinued operations	195,962	613,294	1,157,692

Total cash and cash equivalents	$11,154,777	$613,294	$7,240,130

Supplemental disclosure of cash flow information:

Cash payments during the year for:

Interest	$1,108,223	$743,035	$541,137

Income taxes	$289,396	$463,685	$307,703

Non-cash investing and financing activities:

Common stock consideration for acquisitions:

MessageClick, Inc. — issuance of 1,405,923 shares and 181,901 common stock warrants	$3,543,794	$—	$—

Cereus Technology Partners, Inc. — issuance of 21,866,600 shares and assumption of 19,571,192 common stock warrants and 1,376,708 stock options	142,436,300	—	—

Encore Systems — issuance of 465,000 shares	—	—	2,139,000

Common stock and compensatory options issued in reorganization	556,227	—	—

Issuance of warrants in exchange for services	65,283	24,000	30,000

Issuance of common stock in exchange for services	350,000	4,965	26,000

Assets acquired and liabilities assumed in conjunction with business acquisitions:

Fair value of assets acquired, excluding cash	$8,828,275	$—	$14,709,090

Consideration paid	2,025,715	—	11,005,013

Liabilities assumed	$6,802,560	$—	$3,704,077

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000

1.  Organization and Basis of Presentation

      Verso Technologies, Inc., formerly known as Eltrax Systems, Inc. (the “Company”), is a leading provider of technology infrastructure solutions that power complex business environments. The Company historically operated through two separate business units: the Technology Services Group and the Hospitality Services Group (“HSG”). On July 19, 2000, the Company’s Board of Directors authorized the disposition of HSG. HSG is reported as a discontinued operation and the consolidated financial statements have been reclassified to segregate the net assets and operating results of this business segment. Technology Services Group and corporate operations are reflected in continuing operations.

      In its continuing operations, the Company is engaged in delivering software and services that ensure the reliability, scalability and availability of complex business environments. The Company’s solutions include enterprise management services, enterprise application integration, business applications, customer response center services and unified communications services, each designed to integrate the people, processes and platforms that enable businesses to operate more efficiently.

      The consolidated financial statements include the accounts of Verso Technologies, Inc. and its wholly-owned subsidiaries, including Cereus Technology Partners, Inc. (“Cereus”) and its subsidiaries, which merged with the Company on September 29, 2000, and MessageClick, Inc. (“MessageClick”), which merged with the Company on November 22, 2000, each in transactions accounted for as purchases (see Note 3) and including Sulcus Hospitality Technologies Corp. (“Sulcus”) (included in discontinued operations) and Windward Technology Group, Inc. (“Windward”), which merged with the Company in the first quarter of 1999 in transactions accounted for as poolings-of-interests (see Note 3). Prior financial statements have been restated to include the results of Sulcus and Windward for all periods presented.

      Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net loss or shareholders’ equity.

2.  Summary of Significant Accounting Policies

  Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents

      The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2000 totaling $10,164,922 consist primarily of money market investments, which are recorded at cost, which approximates market.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Credit, Customer and Vendor Concentrations

      The Company’s accounts receivable potentially subjects the Company to credit risk, as collateral is generally not required. As of December 31, 2000, one customer accounted for more than 10%, totaling $2.1 million, of the gross accounts receivable. During the year ended December 31, 2000, one customer accounted for more than 10%, totaling $8.6 million, of total revenue and one vendor accounted for more than 10%, totaling $10.9 million, of total cost of revenue.

  Inventories

      Inventories consist primarily of purchased software licenses held for sale and are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method.

  Property and Equipment

      Property and equipment, substantially consisting of furniture and equipment, are stated at cost or fair value if acquired through a business acquisition. Depreciation is computed using the straight-line method over estimated useful lives, ranging from three to ten years. Upon retirement or disposal of furniture and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in income. Maintenance and repairs are charged to expense as incurred.

      Property and equipment are summarized as follows (in thousands):

	December 31,

	2000	1999

Computers and equipment	$7,203	$3,741

Purchased software	1,211	1,801

Furniture and fixtures	923	231

Leasehold improvements	2,339	104

	11,676	5,877

Less accumulated depreciation and amortization	2,631	1,885

Net property and equipment	$9,045	$3,992

      Purchased software represents the cost of purchased integration software tools and the cost of internal use software acquired in connection with business combinations. It also includes the cost of licenses to use, embed and sell software tools developed by others. These costs are being amortized ratably based on the projected revenue associated with these purchased or licensed tools and products or the straight-line method over three years, whichever method results in a higher level of annual amortization. Amortization expense related to purchased software amounted to approximately $550,000, $7,000 and $0 in 2000, 1999 and 1998, respectively. During 2000, the Company decided to replace certain internal use software and recorded a loss on asset abandonment of approximately $2.0 million. Accumulated amortization related to purchased software totaled approximately $148,000 and $7,000 at December 31, 2000 and 1999, respectively.

  Capitalized Software

      The Company is a software reseller and its capitalized software is primarily purchased software for internal use which is included in property and equipment. Any software development costs incurred prior to or after establishing technological feasibility are immaterial and are charged to operations as research and development costs.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Long-Lived Assets and Long-Lived Assets to be Disposed Of

      The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  Intangibles

      Intangible assets represent the excess of cost over the fair value of net tangible assets acquired and purchased customer lists. These assets are generally being amortized on a straight-line basis over estimated useful lives of three years. Intangibles are evaluated for potential impairment of value whenever events or changes in circumstances indicate that full asset recoverability is questionable. The determinates used for this evaluation of potential impairment include management’s estimate of the asset’s continuing ability to generate positive income from current operations, anticipated future operating results measured on the basis of undiscounted cash flows, as well as the strategic significance of the intangible to the Company’s business objectives. The amount of intangible impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average costs of funds.

      Intangible assets consist of the following (in thousands):

	Amortization
	Period (years)	2000	1999

Goodwill	3	$132,336	$9,415

Installed customer base	3	2,000	2,000

		134,336	11,415

Accumulated amortization		(13,795)	(2,247)

		$120,541	$9,168

  Product Returns and Warranties

      The Company provides warranties for its resold products, after the software is purchased, for the period in which the customer purchases maintenance coverage through the Company. The Company’s warranty is governed by and does not exceed the manufacturer’s warranty. The Company generally supports only current releases and the immediately prior releases of its resold products. The Company’s license agreements do not permit product returns by its customers. The Company has not experienced significant warranty claims to date. Accordingly, the Company has not provided a reserve for warranty costs at December 31, 2000, 1999, and 1998.

  Fair Value of Financial Instruments

      Estimates of fair value are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments are not necessarily indicative of the amounts the Company might realize in actual market transactions. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Cash and cash equivalents, accounts receivable, inventories, accrued expenses, deferred revenues: The carrying amounts reported in the balance sheet approximates their fair value.

      Short- and long-term debt: The carrying amount of the Company’s borrowings under floating rate debt approximates its fair value. The carrying amount of convertible subordinated debentures approximates their fair value. The convertible debentures were issued in a private placement and, therefore, no market is readily available; however, they were issued recently in arm’s-length transactions which approximates the fair value.

      At December 31, 2000 and 1999, the carrying amounts of all financial instruments approximate their fair values.

  Revenue

      The Company recognizes revenue from two primary sources, product sales (hardware and software licenses) and services. Revenue from software licensing and support fees is recognized in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition and SOP 98-9, Software Revenue Recognition with Respect to Certain Transactions.” Accordingly, the Company recognizes software license revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectibility is probable.

      SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on the evidence that is specific to the vendor. License revenue allocated to software products generally is recognized upon delivery of the products or deferred and recognized in future periods to the extent that an arrangement includes one or more elements to be delivered at a future date and for which fair values have not been established. Revenue allocated to maintenance is recognized ratably over the maintenance term, which is typically 12 months, and revenue allocated to training and other service elements, such as implementation and training, are recognized as the services are performed.

      Under SOP No. 98-9, if evidence of fair value does not exist for all elements of a license agreement and post-contract customer support is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement as license revenue. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Revenue from hosted software agreements are recognized ratably over the term of the hosting arrangements, which is typically 12 months.

      Amounts that have been received in cash or billed but that do not yet qualify for revenue recognition are reflected as deferred revenues.

  Stock-Based Compensation Plan

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense to be recognized over the related vesting period is generally determined on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS 123, “Accounting for Stock-Based Compensation,” permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma income (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS 123.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Income Taxes

      Income taxes are computed using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

  Net Loss Per Share

      Basic and diluted net loss per share was computed in accordance with SFAS No. 128, “Earnings Per Share,” using the weighted average number of common shares outstanding. The diluted net loss per share for the twelve month periods ended December 31, 2000, 1999 and 1998 does not include the effect of the common stock equivalents, calculated by the treasury stock method, as their impact would be antidilutive. Using the weighted average number of common shares, excluded common stock equivalents are as follows:

	2000	1999	1998

Shares issuable under stock options	1,827,356	635,193	942,149

Shares issuable pursuant to warrants to purchase common stock	3,016,212	—	25,096

Shares issuable under convertible subordinated debentures	1,664,351	—	—

Total	6,507,919	635,193	967,245

  Comprehensive Income (Loss)

      SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. The statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company’s financial position or results of operations. No statement of comprehensive loss has been included in the accompanying financial statements for the three year period ended December 31, 2000 since comprehensive loss and net loss presented in the accompanying statement of operations would be the same.

  Segment and Geographic Information

      In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” This Statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provisions of SFAS No. 131, the Company has determined that it does not have separately reportable operating segments. The Company operates in one principal business segment across domestic and international markets. All of the Company’s continuing operating results and identifiable assets are in the United States.

  New Accounting Pronouncements

      In September 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement was amended in September 2000 by Statement No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” Statement No. 138 is effective for the Company beginning January 2001. The new Statement requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of assets, liabilities or firm commitments: hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. To date, the Company has not invested in derivative instruments nor participated in hedging activities and, therefore, there will be no impact on the results of operations or financial position from Statements No. 133 or No. 138.

      In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), and amended it in March and June 2000. The Company adopted the provisions of SAB 101 in the fourth quarter of 2000 which did not have a significant impact on its consolidated financial statements.

3.  Mergers and Acquisitions

  MessageClick, Inc.

      On November 22, 2000, the Company acquired MessageClick, Inc. The purchase consideration was approximately $4.2 million, consisting of 1,405,923 shares of the Company’s common stock with a fair value of $3.2 million, warrants to acquire 181,901 shares of the Company’s common stock with an exercise price of $4.03 per share (estimated fair value of $301,000 using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%), cash of $5,000 and acquisition costs of approximately $637,000, of which $132,000 were paid at year end.

      The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net liabilities acquired totaled approximately $9.8 million and was allocated to goodwill. The goodwill is being amortized over three years.

      In addition, the former preferred stockholders of MessageClick may be entitled to receive an additional $3,000,000 payable in the Company’s common stock if the MessageClick business achieves certain revenue levels for the year ending December 31, 2001. As it is not possible to estimate what, if any, payment would be due, no such amounts have been recognized. However, if amounts are paid, this additional purchase price will be recorded as additional purchase consideration and amortized over the remaining estimated life of the original goodwill recorded.

      Prior to the Company’s mergers with Cereus (as described below) and MessageClick, Cereus purchased 3,000,000 shares of MessageClick’s Series E Preferred Stock for an aggregate purchase price of $1,500,000. In addition, in November 2000, the Company loaned MessageClick $300,000 pursuant to a 90-day promissory note.

  Cereus Technology Partners, Inc.

      On September 29, 2000, the Company acquired all of the outstanding capital stock of Cereus. The purchase consideration was approximately $134.1 million, consisting of 21,866,600 shares of the Company’s common stock with a fair value of $106.6 million, assumed options and warrants to acquire 20,947,900 shares of the Company’s common stock with exercise prices ranging from $.51 to $10.14 per share (estimated fair value of $35.8 million, net of $6.9 million of deferred compensation discussed in Note 9, using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%) and acquisition costs of approximately $1.9 million, reduced by a $10.2 million bridge facility advanced to the Company by Cereus prior to closing. The bridge facility accrued interest at 2% over prime and the Company recorded interest expense, prior to the closing of the transaction, of approximately $261,000 during the year ended December 31, 2000.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net assets acquired totaled approximately $113.0 million and was allocated to goodwill. The goodwill is being amortized over three years.

  Allocation of MessageClick and Cereus Purchase Price

	MessageClick	Cereus

Cash	177,570	21,215,184

Other current assets	192,405	3,935,702

Furniture and fixtures	1,272,992	445,172

Intangibles	9,874,069	113,046,450

Current liabilities	(7,330,833)	(4,511,047)

Purchase consideration	4,186,203	134,131,461

  Pro Forma Effect of MessageClick and Cereus Purchases

      The following unaudited pro forma information presents the results of continuing operations of the Company as if the acquisitions above had taken place on January 1, 1999, excluding loss on asset abandonment of $2.0 million in 2000, reorganization costs of $1.5 million and $462,000, in 2000 and 1999 respectively, and transaction costs of $251,000 in 1999 (in thousands, except per share amounts):

	2000	1999

Revenues	$72,638	$64,968

Net loss from continuing operations	$(95,560)	$(57,691)

Net loss from continuing operations per common share — basic and diluted	$(1.94)	$(1.23)

Weighted average shares outstanding — basic and diluted	49,176	47,001

  Windward Technology Group

      On March 31, 1999, the Company issued 1,375,000 unregistered shares of its common stock in exchange for all of the outstanding common stock of Windward. Windward focuses on the application development service market, with added networking and network management solutions. The merger with Windward was accounted for as a pooling-of-interests and, accordingly, the Company’s consolidated financial statements have been restated to include the accounts and operations of Windward for all periods prior to the merger.

  Encore Systems, Inc.

      Effective September 1, 1998, the Company acquired Encore Systems, Inc., Global Systems and Support, Inc., and Five Star Systems, Inc. (collectively, “Encore”). Encore provides software and services primarily to the hospitality industry. The Company paid the shareholders of Encore cash of $8.5 million and issued to them 465,000 unregistered shares of the Company’s common stock. The total consideration paid was approximately $11.0 million including transaction costs. The common stock was valued at $4.60 a share, representing the market value of the shares upon announcement of the transaction.

      The transaction was accounted for as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. Intangibles resulting from the transaction were approximately $12.3 million, allocated as follows: $4.0 million to software products acquired, $2.0 million to the installed customer base and workforce with the remainder of $6.3 million to goodwill.

      During 2000, the Company disposed of all but the ongoing maintenance services of Encore and reclassified the net assets and operating results of the software portion of Encore as discontinued operations.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.  Discontinued Operations

      On July 19, 2000, the Company’s board of directors formally determined to dispose of HSG. In December 2000, the Company completed the sale of its domestic lodging business and international hospitality business for aggregate proceeds of $10.0 million. The Company sold its restaurant solutions business for aggregate proceeds of $8.5 million in January 2001. HSG is reported as a discontinued operation, and the consolidated financial statements have been reclassified to segregate the net assets and operating results of the business segment.

      The estimated loss recorded during the year ended December 31, 2000, on the sale of HSG was $11.0 million, which included a reduction in asset values of approximately $4.3 million and a provision for anticipated closing costs and operating losses until disposal of approximately $6.7 million.

      Summary operating results of the discontinued operations (in thousands) are as follows:

	For the Year Ended December 31,

	2000	1999	1998

Revenue	$43,064	$67,628	$62,139

Gross profit	16,439	32,654	30,608

Operating loss	(7,288)	(3,316)	(2,259)

Interest expense	(785)	(459)	(359)

Loss on disposal of assets	(6,704)	—	—

Income tax expense	(171)	(179)	(2,101)

Loss from discontinued operations	$(14,948)	$(3,954)	$(4,719)

      Net assets held for sale (in thousands) are as follows:

	December 31,

	2000	1999

Cash and cash equivalents	$196	$613

Other current assets	9,543	20,691

Furniture and equipment, net	685	2,714

Capitalized software, net	4,532	8,370

Intangibles, net	1,387	7,533

Current liabilities	(3,694)	(17,602)

Reserve for loss on sale and operating losses	(5,784)	—

Accumulated other comprehensive loss	201	636

	$7,066	$22,955

5.  Financing Arrangements

      In March 2000, the Company obtained a $20.0 million revolving credit agreement (the “Credit Agreement”) with PNC Bank, National Association (the “Bank”). The Credit Agreement is secured by substantially all of the assets of the Company. The Credit Agreement was amended in March 2001, in connection with the sale of HSG, to reduce the availability of funds to $10.0 million and adjust certain covenants. Interest is computed at .5% above the Bank’s Base Rate (10% at December 31, 2000). As amended, the Credit Agreement provides for up to $3,000,000 in letters of credit. Advances are limited by a formula based on eligible receivables, certain cash balances, outstanding letters of credit and certain subjective limitations. Interest payments are due monthly, and the Credit Agreement, as amended, expires March 2003. The Credit Agreement, as amended, includes fees of 3% on outstanding letters of credit and .25% on unused available borrowings. The Company paid certain loan fees and attorney’s fees totaling approximately $185,000

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in connection with the Credit Agreement, which fees are being amortized to interest expense over the term of the Credit Agreement, as amended.

      The Company had no borrowings under the Credit Agreement, as amended, as of December 31, 2000. The availability under the Credit Agreement, as amended, at December 31, 2000, was approximately $6.0 million. Under the terms of the Credit Agreement, as amended, the Company is required to meet increasing quarterly cash flow requirements, cannot declare dividends or incur any additional indebtedness and has annual capital expenditure limits. The Company was in compliance with these covenants as of December 31, 2000.

6.  Convertible Subordinated Debentures

      In connection with the purchase of MessageClick, Inc., the Company issued to certain investors of MessageClick $4.5 million of its 7.5% convertible subordinated debentures. The debentures carry warrants to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $7.50 per share. The debentures are convertible into the Company’s common stock at a conversion price of $4.50. The convertible subordinated debentures are due November 22, 2005. The debentures have been discounted to reflect the fair value of the warrants issued, totaling approximately $1.4 million, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The unamortized discount totaled approximately $1.3 million at December 31, 2000. In addition, the Company paid certain private placement fees and attorney’s fees in connection with the sale of the debentures totaling $50,000. The fees are being amortized to interest expense over the term of the debentures.

      The Company issued $7.0 million of its 5% convertible subordinated debentures during the year ended December 31, 2000. The convertible subordinated debentures were issued with warrants to purchase 364,584 shares of the Company’s common stock at an exercise price of $5.03 per share. The debentures have been discounted to reflect the fair value of the warrants issued, totaling approximately $1.0 million, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The unamortized discount totaled approximately $652,000 at December 31, 2000. In addition, the Company paid certain private placement fees (including 88,712 shares of the Company’s common stock with a fair value at the date of issuance totaling $350,000) and attorney’s fees in connection with the sale of the debentures totaling $454,000. The fees are being amortized to interest expense over the term of the debentures.

      In January 2001, the Company modified the terms of its 5% convertible subordinated debentures. According to the modified terms of the agreement, the Company repurchased $4.5 million of the outstanding $7.0 million of its 5% convertible subordinated debentures. Of the remaining $2.5 million in outstanding 5% convertible subordinated debentures, $1.5 million were converted by the investors into the Company’s common stock at a price of $1.40 per share. The remaining balance of $1.0 million is convertible at $1.19 per share. The Company may re-borrow up to $3.5 million at its option, subject to the satisfaction of certain conditions, through the issuance of new 5% convertible debentures, which will have a fixed conversion price determined at the time of issuance. In connection with this modification, the Company issued warrants to purchase 945,000 shares of the Company’s common stock at an exercise price of $2.00 per share. The fair value of the warrants issued, totaled approximately $715,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The total cost of conversion, including the warrants issued, totaled $1.4 million. The remaining debentures are due on October 5, 2001.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.  Reorganization Costs

      In the second quarter 2000, the Company announced a reorganization as a part of its effort to improve operational efficiencies and financial performance and eliminated approximately 100 positions held by employees. As a result of the reorganization, the Company recorded reorganization costs of approximately $1.5 million during the year ended December 31, 2000. These charges were based upon management’s plans established in the second quarter of 2000 and consist of the following items (in thousands):

	Reorganization	Amounts Accrued at
	Costs	December 31, 2000

Severance and related costs	$977	$67

Facility costs	258	158

Other employee related costs	265	180

	$1,500	$405

      The severance and related costs are attributable to approximately 100 employees who have been terminated by the Company. The costs include the fair value of 5,000 shares of the Company’s common stock issued to an employee and the intrinsic value of accelerated vesting and extended exercise dates on options previously issued to employees totaling approximately $556,000.

      The facility costs represent the costs for leased facilities that will not be utilized for their full terms. The Company intends to utilize the remaining amounts accrued for reorganization costs during 2001.

      In connection with the Company’s relocation of its headquarters to Atlanta, Georgia the Company recorded reorganization costs in 1999 totaling approximately $462,000 related to recruiting and relocation of personnel.

8.  Shareholders’ Equity

  Preferred Stock

      The Company originally authorized 1,000,000 shares of Preferred Stock, 30,000 of which were designated as Series A Convertible Preferred Stock (the “Preferred” Stock). All 30,000 shares of the Preferred Stock have been converted into 300,000 shares of the Company’s common stock. There were no outstanding shares of the Preferred Stock at December 31, 2000 and 1999. Currently, there are 970,000 shares of undesignated Preferred Stock which are authorized but unissued.

  Private Placements

      On March 29, 2000, the Company sold 1,194,532 shares of its common stock to accredited investors in a private placement for aggregate proceeds of approximately $13.3 million less issuance costs of $240,000.

      On June 29, 2000, the Company sold 180,000 shares of its common stock to an accredited investor in a private placement for aggregate proceeds of $990,000.

  Stock Warrants

      In connection with various financing and acquisition transactions, and related services provided to the Company, the Company has issued warrants to purchase the Company’s common stock. During 2000, the Company issued 364,584 warrants in connection with its 5% convertible subordinated debentures and 1,000,000 in connection with its 7.5% convertible subordinated debentures. In addition, warrants issued by Cereus to purchase Cereus common stock were assumed by the Company and converted at a rate of 1.75 shares of the Company’s common stock per share of Cereus common stock at the time of the Company’s merger with Cereus. These warrants, after conversion, totaled 13,131,192 and were issued to employees and

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

non-employees related to financing transactions of Cereus. The fair value of these warrants at the time of merger, estimated to be $17.5 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%, is included in the cost of the acquisition. A summary of warrants outstanding at December 31, 2000, is as follows:

	Number of	Exercise
Year Issued	Warrants	Price	Expiration Date

Year ended December 31, 1996	275,000	$5.25 — 6.00	September 2001 — October 2006

Year ended December 31, 1997	265,000	$5.00 — 6.00	January 2002 — September 2002

Year ended December 31, 1999	142,625	$2.14 — 2.37	December 2001 — November 2004

Year ended December 31, 2000	14,549,584	$0.01 — 10.14	April 2002 — September 2005

	15,232,209

      As of December 31, 2000, all of the warrants are vested.

      In 1998, warrants for 1,716,667 shares were exercised, including 1,050,000 shares related to a Private Placement. The proceeds in 1998 from warrant exercises were $7.4 million.

9.  Stock Option Plan

      The Company has a stock option plan for employees, consultants, and other individual contributors to the Company which enables the Company to grant up to approximately 10,000,000 qualified and nonqualified incentive stock options (the “1999 Plan”). The Company adopted the 1999 Plan in the second quarter of 1999 and aggregated the Company’s prior plans. The qualified options are to be granted at an exercise price not less than the fair market value at the date of grant. The nonqualified options are to be granted at an exercise price of not less than 85% of the fair market value at the date of grant. The aggregate number of shares of common stock that may be granted through awards under the 1999 Plan to any employee in any calendar year may not exceed 300,000 shares. The Company’s compensation committee determines the period within which options may be exercised, but no option may be exercised more than ten years from the date of grant. The compensation committee also determines the period over which the options vest. Options are generally exercisable for ten years from the grant date and generally vest over a four year period from the date of grant.

      The 1999 Plan also provides for stock purchase authorizations and stock bonus awards. As of December 31, 2000, stock bonus awards totaling 5,000 have been granted under the 1999 Plan.

      Upon the acquisition of Cereus in September 2000, the Company assumed the Cereus Technology Partners, Inc. 1997 Stock Option Plan (the “Cereus Plan”), and the options outstanding. The options outstanding under the Cereus Plan were converted at a rate of 1.75 shares of the Company’s common stock per share of Cereus common stock at the time of the merger and totaled 1,376,708. These options, at the time of merger, had an estimated fair value of $2.8 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%, and are included in goodwill. Total options available for grant under the Cereus Plan as of December 31, 2000, were 4,001,220. The Company does not plan to issue any additional shares under the Cereus Plan.

      Total options available for grant under the 1999 Plan as of December 31, 2000, were 1,335,150.

      In connection with the merger with Cereus, the Company recorded deferred compensation of approximately $6.9 million for the aforementioned options granted by Cereus prior to the merger which were exchanged for the Company’s options (“Replacement Awards”). The deferred compensation represents the unvested intrinsic value of the Replacement Awards and is accounted for in accordance with FASB Statement No. 44 “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB 25.”

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company amortizes deferred compensation over four years, the vesting period of the options. The Company amortized to noncash compensation expense approximately $608,000 of the deferred compensation related to these option grants for the year ended December 31, 2000.

      Prior to the merger, Cereus granted stock warrants totaling 3,680,000 in 2000 to certain employees and directors outside of its stock option plan in addition to the warrants discussed in Note 8. These stock warrants have contractual terms of 10 years. The majority of these warrants have an exercise price equal to the fair market value of Cereus’s stock at the grant date. The warrants granted in 2000 vest over various terms not to exceed 5 years, beginning on the date of the grant. These warrants were assumed by the Company and converted based on the merger agreement to 6,440,000 warrants at the time of the merger with Cereus. The fair value of these warrants at the time of merger, estimated to be $15.5 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%, is included in the cost of the acquisition.

      During 2000, the Company accelerated vesting and extended exercise dates on options for certain terminated individuals. The Company recorded a non-cash charge of approximately $532,000 for the year ended December 31, 2000, representing the value of the accelerated vesting and extended exercise dates for certain terminated employees. The expense is included in reorganization costs.

      A summary of the status of the Company’s stock options granted to employees, and the above warrants granted by Cereus, prior to the merger, as of December 31, 2000, December 31, 1999, and December 31, 1998 and the changes during the year ended on these dates is presented below:

  Employee Stock Options

	2000		1999		1998

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Shares of	Average	Shares of	Average	Shares of	Average
	Underlying	Exercise	Underlying	Exercise	Underlying	Exercise
	Options	Prices	Options	Prices	Options	Prices

Outstanding at beginning of the year	4,058,207	$4.05	3,356,637	$4.17	2,533,046	$4.04

Granted	12,665,797	4.35	1,834,500	4.00	1,588,953	4.54

Exercised	1,005,596	3.41	116,268	3.24	14,232	3.09

Forfeited	1,119,038	6.25	1,010,910	4.39	751,130	4.61

Expired	—	—	5,752	17.39	—	—

Outstanding at end of year	14,599,370	4.19	4,058,207	3.07	3,356,637	4.17

Exercisable at end of year	5,670,100	3.92	2,314,801	3.43	2,148,559	4.17

Weighted-average fair value of all options granted		4.19		2.47		3.14

      The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Assumption	2000	1999	1998

Expected Term	4.00	5.00	5.00

Expected Volatility	91.00%	69.16%	30% — 60%

Expected Dividend Yield	0.00%	0.00%	0.00%

Risk-Free Interest Rate	5.50%	5.53%	5.3% to 6.0%

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about employee stock options outstanding at December 31, 2000:

	Options Outstanding			Options Exercisable

	Number	Wgtd. Avg.	Wgtd. Avg.	Number	Wgtd. Avg.
Range of	Outstanding	Exercise	Remaining	Exercisable	Exercise
Exercise Prices	at 12/31/00	Price	Contr. Life	at 12/31/00	Price

$0.38 to 2.14	4,533,975	$2.12	9.56	2,482,311	$2.11
2.14 to 3.75	3,390,765	3.02	7.27	904,766	3.00
3.81 to 4.14	2,061,788	4.05	8.87	409,665	3.86
4.15 to 8.81	3,522,342	6.00	7.61	1,691,166	6.14
8.81 to 18.00	1,090,500	10.83	9.52	182,192	12.72

$0.38 to $18.00	14,599,370	$4.19	8.46	5,670,100	$3.92

      Had the Company used the fair value-based method of accounting for its stock option and incentive plans and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, the net loss and net loss per common share would have been increased to the following pro forma amounts (in thousands, except for per share amounts):

	Years Ended December 31,

	2000	1999	1998

Net Loss:

As reported	$(55,482)	$(9,838)	$(6,483)

Pro forma	(59,466)	(11,139)	(9,389)

Net Loss per Common Share:

As reported	$(2.14)	$(0.41)	$(0.29)

Pro forma	(2.30)	(0.47)	(0.41)

10.  Income Taxes

      The significant components of income taxes, for continuing operations are as follows (in thousands):

	Years Ended December 31,

	2000	1999	1998

Income Taxes:

Currently Payable	$—	$(155)	$180

Deferred	—	—	—

Income Tax Expense	$—	$(155)	$180

      A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax was as follows:

	Years Ended December 31,

	2000	1999	1998

Statutory U.S. rate	(34.0)%	(34.0)%	(34.0)%

State income taxes, net of federal benefit	(3.8)	(3.4)	(4.0)

Non-deductible goodwill	7.1	4.5	8.9

Non-deductible merger costs	—	8.7	—

Effect of acquisitions	(22.1)	—	—

Effect of valuation allowance	52.8	21.6	40.4

	0.0%	(2.6)%	11.3%

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	December 31,

	2000	1999

Deferred tax assets and (liabilities):

Net operating loss carryforwards	$35,241	$2,569

Capital loss carryforwards	269	230

Research and development credits	1,248	15

Unearned revenue	1,412	1,092

Reserves	2,272	1,013

Compensation accruals	1,335	637

Discontinued Operations	4,625	11,569

Valuation allowance	(46,402)	(17,125)

Net deferred tax asset	$—	$—

      The valuation allowance for deferred tax assets as of December 31, 2000, was approximately $46.4 million. The change of $29.3 million and $1.9 million in the total valuation allowance for 2000 and 1999, respectively, resulted primarily from increases in the above described temporary differences on which a valuation allowance was provided. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, Company management believes it is more likely than not the Company will realize the benefits of the deferred tax assets, net of existing valuation allowances at December 31, 2000.

      At December 31, 2000, the Company had net operating loss (“NOL”) carry-forwards of approximately $68.2 million, a portion of which are subject to certain limitations under the Internal Revenue Code Section 382, and other business tax credits of approximately $1.2 million. If not utilized, the NOLs will begin expiring in years 2001 through 2019.

11.  Savings and Retirement Plan

      The Company sponsors a 401(k) savings and retirement plan which is available to all eligible employees. Under the plan, the Company may make a discretionary matching contribution. Discretionary matching contributions were approximately $151,000, $99,000 and $101,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

12.  Employee Stock Purchase Plan

      On November 16, 1999, the Company adopted the Verso Technologies, Inc. 1999 Employee Stock Purchase Plan (the “Plan”) which offers employees the right to purchase shares of the Company’s common stock at 85% of the market price, as defined. Under the Plan, full-time or part-time employees, except persons owning 5% or more of the Company’s stock, who have worked for the Company for at least 15 consecutive days before the beginning of the offering period are eligible to participate in the Plan. Employees may elect to have withheld up to 10% of their annual salary up to a maximum of $25,000 per year to be applied to the purchase of the Company’s unissued common stock. The purchase price is generally the lesser of the market price on the beginning or ending date of the offering periods under the Plan. A maximum of 1,000,000 shares of common stock may be purchased under the Plan. During year ended December 31, 2000, shares issued under the Plan were 60,355.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.  Commitments and Contingencies

  Leases

      The Company leases office space and certain equipment under operating leases which expire at various dates through 2010 with some leases containing options for renewal. Rent expense under these leases was $2.9 million, $1.5 million and $602,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

      As of December 31, 2000, approximate future commitments under operating leases in excess of one year are as follows (in thousands):

2001	$2,726

2002	2,482

2003	2,294

2004	2,083

2005	1,495

Thereafter	5,963

Total	$17,043

  Purchase Commitment

      The preferred stockholders of MessageClick may be entitled to receive an additional $3,000,000 payable in the Company’s common stock if the MessageClick business achieves certain revenue levels for the year ending December 31, 2001. As it is not possible to estimate what, if any, payment would be due, no such amounts have been recognized. However, if amounts are paid, this additional purchase price will be recorded as an intangible asset and amortized over the remaining estimated life of the original goodwill recorded.

VERSO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2001	2000

ASSETS:

Current assets:

Cash and cash equivalents	$8,475,074	$10,958,815

Accounts receivable, net	11,131,903	15,203,759

Inventories, principally finished goods	1,154,678	1,162,178

Other current assets	3,008,775	2,886,583

Net assets of discontinued operations	—	7,066,273

Total current assets	23,770,430	37,277,608

Property and equipment, net	9,124,830	9,044,959

Intangibles, net	109,478,561	120,540,845

Total assets	$142,373,821	$166,863,412

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:

Line of credit	$—	$—

Current portion of convertible subordinated debentures, net of discount	938,748	6,348,236

Accounts payable	4,580,822	6,557,173

Accrued compensation	1,396,379	2,829,283

Accrued expenses	4,165,921	5,216,625

Unearned revenue and customer deposits	3,753,114	3,716,110

Total current liabilities	14,834,984	24,667,427

Convertible subordinated debentures, net of current portion and discount	3,221,746	3,152,940

Total liabilities	18,056,730	27,820,367

Shareholders’ equity:

Common stock, $.01 par value, 100,000,000 shares authorized; 50,829,842 and 49,615,133 shares issued and outstanding	508,299	496,152

Additional paid-in capital	252,002,049	249,339,879

Accumulated deficit	(122,524,370)	(104,516,038)

Deferred compensation	(5,668,887)	(6,276,948)

Total shareholders’ equity	124,317,091	139,043,045

Total liabilities and shareholders’ equity	$142,373,821	$166,863,412

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended
	March 31,

	2001	2000

Revenue:

Services	$7,648,893	$7,408,400

Products	2,872,084	10,660,126

Total revenue	10,520,977	18,068,526

Cost of revenue:

Services	5,660,266	4,176,852

Products	2,319,024	9,267,659

Total cost of revenue	7,979,290	13,444,511

Gross profit:

Services	1,988,627	3,231,548

Products	553,060	1,392,467

Gross profit	2,541,687	4,624,015

Operating expenses:

Sales, general and administrative	6,308,857	7,972,854

Depreciation	688,793	244,283

Amortization of intangibles	11,062,284	350,942

Amortization of deferred compensation	608,061	—

Total operating expenses	18,667,995	8,568,079

Operating loss from continuing operations	(16,126,308)	(3,944,064)

Interest expense, net, including $236,991 and $16,200 of amortization of loan fees and discount on convertible subordinated debentures in 2001 and 2000	242,176	93,701

Loss from continuing operations before income taxes and extraordinary item	(16,368,484)	(4,037,765)

Income taxes	—	—

Loss from continuing operations before extraordinary item	(16,368,484)	(4,037,765)

Loss from discontinued operations, net of income taxes	—	(1,200,549)

Loss before extraordinary item	(16,368,484)	(5,238,314)

Extraordinary item — loss from debt conversion	1,639,848	—

Net loss	$(18,008,332)	$(5,238,314)

Net loss per common share — basic and diluted:

Loss before discontinued operations and extraordinary item	$(0.33)	$(0.17)

Loss from discontinued operations	—	(0.05)

Loss before extraordinary item	(0.33)	(0.22)

Extraordinary item — loss from debt conversion	(0.03)	—

Net loss per common share — basic and diluted	$(0.36)	$(0.22)

Weighted average shares outstanding — basic and diluted	50,522,369	24,067,893

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months
	Ended March 31,

	2001	2000

Operating Activities:

Continuing operations:

Net loss from continuing operations	$(18,008,332)	$(4,037,765)

Adjustments to reconcile net loss from continuing operations to net cash used in continuing operating activities:

Extraordinary item — loss on debt conversion	1,639,848	—

Amortization of intangibles	11,062,284	350,942

Depreciation	688,793	244,283

Amortization of deferred compensation	608,061	—

Provision for doubtful accounts	691,405	37,500

Amortization of loan fees and discount on convertible subordinated debentures	236,991	16,200

Other	(2,210)	6,000

Changes in current operating items:

Accounts receivable, net	3,380,451	(646,121)

Inventories, net	7,500	(2,674,191)

Other current assets	(407,461)	(423,654)

Accounts payable	(2,001,352)	776,381

Accrued compensation	(1,432,904)	546,218

Accrued expenses	(1,480,111)	(16,937)

Unearned revenue and customer deposits	37,004	(1,091,448)

Net cash used in continuing operating activities	(4,980,033)	(6,912,592)

Discontinued operations:

Loss from discontinued operations	—	(1,200,549)

Adjustment to reconcile loss from discontinued operations to net cash (used in) provided by discontinued operating activities	(572,240)	1,607,521

Net cash (used in) provided by discontinued operating activities	(572,240)	406,972

Net cash used in operating activities	(5,552,273)	(6,505,620)

Investing Activities:

Continuing operations:

Net cash used in investing activities for continuing operations — Purchases of property and equipment, net	(766,454)	(1,555,408)

Net cash used in investing activities for continuing operations	(766,454)	(1,555,408)

Discontinued operations:

Software development costs capitalized, net	—	(808,973)

Purchases of property and equipment, net	—	(87,011)

Net proceeds from sale of discontinued operations	8,201,975	—

Net cash provided by (used in) investing activities for discontinued operations	8,201,975	(895,984)

Net cash provided by (used in) investing activities	7,435,521	(2,451,392)

Net cash provided by (used in) operating and investing activities, carried forward	1,883,248	(8,957,012)

VERSO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(Unaudited)

	For the Three Months
	Ended March 31,

	2001	2000

Net cash provided by (used in) operating and investing activities, carried forward	1,883,248	(8,957,012)

Financing Activities:

Continuing operations:

Payments on long-term debt	—	(133,799)

Borrowings on credit line, net	—	7,721,798

Payments on convertible subordinated debentures	(4,500,000)	—

Proceeds from issuances of common stock, net	133,011	15,004,514

Net cash (used in) provided by financing activities for continuing operations	(4,366,989)	22,592,513

Discontinued operations:

Net cash used in financing activities for discontinued operations — Payments on long-term debt	—	(45,000)

Net cash (used in) provided by financing activities	(4,366,989)	22,547,513

(Decrease) increase in cash and cash equivalents	(2,483,741)	13,590,501

Cash and Cash Equivalents:

Beginning of period	10,958,815	613,294

End of period	$8,475,074	$14,203,795

Cash and Cash Equivalents:

Continuing operations	$8,475,074	$13,239,472

Discontinued operations	—	964,323

Total cash and cash equivalents	$8,475,074	$14,203,795

Supplemental Disclosure of Cash Flow Information:

Cash payments during the period for:

Interest	$5,185	$287,714

Income taxes	$14,010	$9,566

Non-cash investing and financing activities

Common stock and compensatory options issued in reorganization	$39,386	$—

Conversion of subordinated debentures to common stock — issuance of 1,074,854 shares of common stock and 945,378 common stock warrants	$2,412,048	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERSO TECHNOLOGIES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2001

1.  Basis of Presentation

      The accompanying unaudited condensed consolidated financial statements have been prepared by Verso Technologies, Inc., (formerly known as Eltrax Systems, Inc.) — (the “Company” or “Verso”) in accordance with generally accepted accounting principles, pursuant to the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, certain financial information and footnote disclosures normally included in the financial statements have been condensed or omitted.

      In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all necessary adjustments, consisting only of those of a recurring nature, and disclosures to present fairly the Company’s financial position as of March 31, 2001, and its results of operations and cash flows for the periods ended March 31, 2001 and 2000.

      The Company historically operated through two separate business units: the Technology Services Group and the Hospitality Services Group (“HSG”). On July 19, 2000, the Company’s Board of Directors authorized the disposition of HSG, and in the first quarter of 2001 the sale of all of HSG was completed. HSG is reported as a discontinued operation, and the consolidated financial statements have been reclassified to segregate the net assets and operating results of this business segment. Technology Services Group and corporate operations are reflected in continuing operations.

      The condensed consolidated financial statements include the accounts of Verso and its wholly-owned subsidiaries, including Cereus Technology Partners, Inc. (“Cereus”) and its subsidiaries, which merged with the Company on September 29, 2000, and MessageClick, Inc. (“MessageClick”), which merged with the Company on November 22, 2000, each in transactions accounted for as purchases. Significant intercompany transactions have been eliminated. Certain prior year amounts in the consolidated financial statements and notes have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net income (loss) or shareholders’ equity.

      The year-end condensed consolidated balance sheet was derived primarily from audited consolidated financial statements, but does not include all disclosures required by generally accepted accounting principles. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2000.

2.  Mergers and Acquisitions

  MessageClick, Inc.

      On November 22, 2000, the Company acquired MessageClick. The purchase consideration was approximately $4.2 million, consisting of 1,405,923 shares of the Company’s common stock with a fair value of $3.2 million, warrants to acquire 181,901 shares of the Company’s common stock with an exercise price of $4.03 per share (estimated fair value of $301,000 using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%), cash of $5,000 and acquisition costs of approximately $637,000, of which $261,000 were paid at March 31, 2001.

      The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net liabilities acquired totaled approximately $9.8 million and was allocated to goodwill. The goodwill is being amortized over three years.

      Prior to the Company’s mergers with Cereus (as described below) and MessageClick, Cereus purchased 3,000,000 shares of MessageClick’s Series E Preferred Stock for an aggregate purchase price of $1,500,000.

VERSO TECHNOLOGIES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Cereus Technology Partners, Inc.

      On September 29, 2000, the Company acquired all of the outstanding capital stock of Cereus. The purchase consideration was approximately $134.1 million, consisting of 21,866,600 shares of the Company’s common stock with a fair value of $106.6 million, assumed options and warrants to acquire 20,947,900 shares of the Company’s common stock with exercise prices ranging from $.51 to $10.14 per share (estimated fair value of $35.8 million, net of $6.9 million of deferred compensation discussed in Note 9, using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%) and acquisition costs of approximately $1.9 million, reduced by a $10.2 million bridge facility advanced to the Company by Cereus prior to closing. The bridge facility accrued interest at 2% over prime and the Company recorded interest expense, prior to the closing of the transaction, of approximately $261,000 during the third quarter of 2000.

      The acquisition was treated as a purchase for accounting purposes, and, accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net assets acquired totaled approximately $113.0 million and was allocated to goodwill. The goodwill is being amortized over three years.

  Pro Forma Effect of MessageClick and Cereus Transactions

      The following unaudited pro forma information presents the results of continuing operations of the Company for the three months ended March 31, 2000, as if the acquisitions above had taken place on January 1, 2000, (in thousands, except per share amounts):

Revenues	$20,019

Loss from continuing operations	$(19,121)
Loss from continuing operations per common share

— basic and diluted	$(.40)
Weighted average shares outstanding

— basic and diluted	47,340

3.  Discontinued Operations

      On July 19, 2000, the Company’s board of directors formally determined to dispose of HSG. In December 2000, the Company completed the sale of its domestic lodging business and international hospitality business for aggregate proceeds of $10.0 million. The Company sold its restaurant solutions business for aggregate proceeds of $8.5 million in January 2001. HSG is reported as a discontinued operation, and the consolidated financial statements have been reclassified to segregate the net assets and operating results of the business segment.

      The loss on the sale of HSG totaled $11.0 million and was recorded in the third and fourth quarter of 2000. The loss included a reduction in asset values of approximately $4.3 million and a provision for anticipated closing costs and operating losses until disposal of approximately $6.7 million.

VERSO TECHNOLOGIES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Summary operating results of the discontinued operations for the three months ended March 31, 2000 (in thousands), are as follows:

Revenue	$12,826

Gross profit	5,371

Operating loss	(1,060)

Interest expense	(131)

Income tax expense	(10)

Loss from discontinued operations	$(1,201)

      Net assets held for sale at December 31, 2000 (in thousands), are as follows:

Cash and cash equivalents	$196

Other current assets	9,543

Furniture and equipment, net	685

Capitalized software, net	4,532

Intangibles, net	1,387

Current liabilities	(3,694)

Reserve for loss on sale and operating losses	(5,784)

Accumulated other comprehensive loss	201

Net assets of discontinued operations	$7,066

4.  Loan Facility with PNC Bank, National Association

      In March 2000, the Company obtained a $20.0 million revolving credit agreement (the “Credit Agreement”) with PNC Bank, National Association (the “Bank”). The Credit Agreement is secured by substantially all of the assets of the Company. The Credit Agreement was amended in January 2001 to reduce the availability thereunder to $10.0 million and in March 2001 to adjust certain covenants, in connection with the sale of HSG. Interest is charged at .5% above the Bank’s Base Rate (10% at March 31, 2001). As amended, the Credit Agreement provides for up to $3,000,000 in letters of credit. Advances are limited by a formula based on eligible receivables, certain cash balances, outstanding letters of credit and certain subjective limitations. Interest payments are due monthly, and the Credit Agreement, as amended, expires March 2003. The Credit Agreement, as amended, includes fees of 3% on outstanding letters of credit and .25% on unused available borrowings. The Company paid certain loan fees and attorney’s fees totaling approximately $185,000 in connection with the Credit Agreement, which fees are being amortized to interest expense over the term of the Credit Agreement, as amended.

      The Company had no borrowings under the Credit Agreement, as amended, as of March 31, 2001. The availability under the Credit Agreement, as amended, at March 31, 2001, was approximately $3.0 million. Under the terms of the Credit Agreement, as amended, the Company is required to meet increasing quarterly cash flow requirements, cannot declare dividends or incur any additional indebtedness and has annual capital expenditure limits. The Company was in compliance with these covenants as of March 31, 2001.

5.  Convertible Subordinated Debentures

      In connection with the purchase of MessageClick the Company issued to certain investors of MessageClick $4.5 million of its 7.5% convertible subordinated debentures. The debentures carry warrants to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $7.39 per share. The debentures are convertible into the Company’s common stock at a conversion price of $4.45. The convertible

VERSO TECHNOLOGIES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subordinated debentures are due November 22, 2005. The debentures have been discounted to reflect the fair value of the warrants issued, totaling approximately $1.4 million, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The unamortized discount totaled approximately $1.3 million at March 31, 2001. In addition, the Company paid certain private placement fees and attorney’s fees in connection with the sale of the debentures totaling $50,000. The fees are being amortized to interest expense over the term of the debentures.

      The Company issued $7.0 million of its 5% convertible subordinated debentures during the year ended December 31, 2000. The convertible subordinated debentures were issued with warrants to purchase 364,584 shares of the Company’s common stock at an exercise price of $5.03 per share. The debentures have been discounted to reflect the fair value of the warrants issued, totaling approximately $1.0 million, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The unamortized discount totaled approximately $61,300 at March 31, 2001. In addition, the Company paid certain private placement fees (including 88,712 shares of the Company’s common stock with a fair value at the date of issuance totaling $350,000) and attorney’s fees in connection with the sale of the debentures totaling $454,000. The fees are being amortized to interest expense over the term of the debentures.

      In January 2001, the Company modified the terms of its 5% convertible subordinated debentures. According to the modified terms of the agreement, the Company repurchased $4.5 million of the outstanding $7.0 million of its 5% convertible subordinated debentures. Of the remaining $2.5 million in outstanding 5% convertible subordinated debentures, $1.5 million were converted by the investors into the Company’s common stock at a price of $1.40 per share. The remaining $1.0 million of 5% convertible subordinated debentures (due October 5, 2001) is convertible at $1.19 per share. In April 2001, $500,000 of the Company’s 5% convertible subordinated debentures were converted at $1.19 per share, see Note 6. The Company may re-borrow up to $3.5 million at its option, subject to the satisfaction of certain conditions, through the issuance of new 5% convertible debentures, which will have a fixed conversion price determined at the time of issuance. In connection with this modification, the Company issued warrants to purchase 945,378 shares of the Company’s common stock at an exercise price of $2.00 per share. The fair value of the warrants issued, totaled approximately $977,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 91%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The cost of conversion, including the warrants issued, totaled $1.6 million in the three months ended March 31, 2001.

      The cost of conversion consisted of the following:

Fair value of warrants issued	$976,666

Write off of related discount	365,307

Write off of related loan fees	165,390

Beneficial conversion	107,485

Legal and other costs	25,000

$1,639,848

6.  Subsequent Events

      On April 27, 2001, $500,000 of the Company’s 5% convertible subordinated debentures were converted by the investors into the Company’s common stock at a price of $1.19 per share. The cost of conversion, including attorney’s fees, totaled approximately $120,000.

VERSO TECHNOLOGIES, INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In the second quarter of 2001, the Company announced that as part of its effort to improve operational efficiencies and financial performance, it had eliminated approximately 50 positions held by employees and reorganized its MessageClick unified messaging operations. The Company has decided to discontinue offering its MessageClick ASP service and refocus the development of this proprietary application to be offered as a licensed software product. As a result of these actions, the Company will record restructuring costs of approximately $2.5 million to $3.0 million during the three months ended June 30, 2001. Annualized savings beginning in the third quarter of 2001 are expected to be approximately $8.0 million.

      On May 4, 2001, the Company signed a definitive merger agreement for the acquisition of Telemate.Net Software, Inc. (“Telemate”). In the merger, the Telemate security holders will be entitled to receive a number of shares of the Company’s common stock valued at approximately $30.0 million, subject to adjustment if Telemate’s cash is less than $20.0 million and certain other adjustments.

      The Telemate acquisition will be accounted for as a purchase, and the expected closing in the third quarter of 2001 is subject to the receipt of the approval of the shareholders of Telemate and the Company, filing of Form S-4 and other customary closing conditions.

7.  Litigation

      The Company is involved in claims and proceedings, which are routine and which in the aggregate are not deemed material to the Company’s business or financial affairs.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Telemate.Net Software, Inc.:

      We have audited the accompanying balance sheets of Telemate.Net Software, Inc. as of December 31, 2000 and 1999, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telemate.Net Software, Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
February 6, 2001

TELEMATE.NET SOFTWARE, INC.

BALANCE SHEETS

	December 31,

	2000	1999

	(In thousands, except
	share data)
ASSETS

Current assets:

Cash and cash equivalents	$28,263	$42,755

Trade accounts receivable, net of allowances of $500 and $300 for 2000 and 1999, respectively	2,264	3,467

Prepaid expenses and other current assets	511	518

Total current assets	31,038	46,740

Property and equipment, net	2,215	1,474

Other assets	75	60

	$33,328	$48,274

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$615	$1,212

Accrued expenses and other liabilities	2,089	1,705

Deferred revenue	2,933	3,041

Total liabilities	5,637	5,958

Shareholders’ equity:

Preferred stock, $.01 par value; 19,700,000 authorized and undesignated, none issued	—	—

Common stock, $.01 par value; 100,000,000 shares authorized, 7,958,486 and 7,359,962 shares issued and outstanding at December 31, 2000 and 1999, respectively	80	73

Additional paid-in capital	53,123	52,537

Accumulated deficit	(25,491)	(10,267)

Notes receivable and accrued interest from shareholders	(21)	(27)

Total shareholders’ equity	27,691	42,316

Commitments and contingencies

	$33,328	$48,274

See accompanying notes to financial statements.

TELEMATE.NET SOFTWARE, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2000	1999	1998

	(In thousands, except share data)

Revenue:

Product sales	$3,679	$6,731	$5,450

Service revenue	7,011	6,234	4,932

Total revenue	10,690	12,965	10,382

Cost of revenue:

Product costs	1,542	1,415	958

Service costs	3,638	2,339	1,502

Total cost of revenue	5,180	3,754	2,460

Gross profit	5,510	9,211	7,922

Operating expenses:

Research and development	3,723	2,212	1,929

Sales and marketing	13,075	6,805	4,804

General and administrative	5,600	3,349	2,388

Restructuring	310	—	—

Total operating expenses	22,708	12,366	9,121

Operating loss	(17,198)	(3,155)	(1,199)

Interest income (expense):

Increase in redeemable stock purchase warrant	—	(1,590)	—

Other interest expense	—	(198)	(142)

Interest income	1,974	534	35

Total interest income (expense)	1,974	(1,254)	(107)

Net loss before income taxes	(15,224)	(4,409)	(1,306)

Income taxes	—	—	—

Net loss	$(15,224)	$(4,409)	$(1,306)

Basic and diluted net loss per share	$(1.96)	$(1.07)	$(0.40)

Basic and diluted weighted-average shares outstanding	7,750,614	4,102,999	3,261,813

See accompanying notes to financial statements.

TELEMATE.NET SOFTWARE, INC.

STATEMENTS OF SHAREHOLDERS’ EQUITY

					Note
					Receivable	Total
	Common Stock		Additional		and Accrued	Shareholders’
			Paid-In	Accumulated	Interest from	Equity
	Shares	Amount	Capital	Deficit	Shareholders	(Deficit)

	(In thousands, except share data)

Balance at December 31, 1997	3,261,813	$33	$170	$(585)	$(361)	$(743)

Grant of compensatory stock options	—	—	6	—	—	6

Accrued interest on shareholder notes	—	—	—	—	(22)	(22)

Net loss	—	—	—	(1,306)	—	(1,306)

Balance at December 31, 1998	3,261,813	33	176	(1,891)	(383)	(2,065)

Issuance of common stock for software product	30,000	—	306	—	—	306

Effects of change from S corporation to C corporation for income taxes:

Distributions	—	—	—	(269)	264	(5)

Reclassification of accumulated deficit to additional paid-in capital	—	—	(296)	296	—	—

Purchase and retirement of common stock	(600,000)	(6)	—	(3,994)	—	(4,000)

Sale of common stock	75,000	1	499	—	—	500

Conversion of Series A redeemable convertible preferred stock to common stock	900,000	9	5,941	—	—	5,950

Rescission of put feature on redeemable stock purchase warrant and issuance of common stock	122,418	1	1,713	—	—	1,714

Stock option exercises	121,731	1	106	—	—	107

Proceeds from initial public offering, net of costs	3,449,000	34	43,904	—	—	43,938

Grant of compensatory stock options	—	—	188	—	—	188

Repayment of notes receivable from shareholders	—	—	—	—	109	109

Accrued interest on shareholder notes	—	—	—	—	(17)	(17)

Net loss	—	—	—	(4,409)	—	(4,409)

Balance at December 31, 1999	7,359,962	73	52,537	(10,267)	(27)	42,316

Issuance of common stock under Employee Stock Purchase Plan	53,656	1	82	—	—	83

Stock option exercises	544,868	6	497	—	—	503

Compensatory stock options	—	—	7	—	—	7

Repayment of notes receivable from shareholders	—	—	—	—	8	8

Accrued interest on shareholder notes	—	—	—	—	(2)	(2)

Net loss	—	—	—	(15,224)	—	(15,224)

Balance at December 31, 2000	7,958,486	$80	$53,123	$(25,491)	$(21)	$27,691

See accompanying notes to financial statements.

TELEMATE.NET SOFTWARE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2000	1999	1998

	(In thousands)

Cash flows from operating activities:

Net loss	$(15,224)	$(4,409)	$(1,306)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	1,017	467	353

Provision for bad debts, returns and allowances	718	525	404

Compensation on stock options	7	188	6

Interest earned on shareholder notes	(2)	(17)	(22)

Amortization of discount on redeemable stock purchase warrants	—	91	33

Accretion of common stock put warrants	—	1,590	—

Changes in operating assets and liabilities:

Trade accounts receivable	485	(2,183)	(643)

Prepaid expenses and other current assets	7	(391)	77

Other assets	(15)	43	24

Accounts payable, accrued expenses, and other liabilities	(213)	1,679	54

Deferred revenue	(108)	651	249

Net cash used in operating activities	(13,328)	(1,766)	(771)

Cash flows from investing activities:

Purchases of property and equipment	(1,758)	(1,044)	(306)

Cash flows from financing activities:

Proceeds (payments) from/on credit facility	—	(80)	80

Proceeds (payments) from/on issuance of long-term debt, net	—	(1,000)	965

Proceeds from issuance of common stock under Employee Stock Purchase Plan	83	—	—

Proceeds from the exercise of stock options	503	107	—

Proceeds from issuance of common stock, net	—	44,438	—

Proceeds from issuance of Series A redeemable convertible preferred stock, net	—	5,950	—

Purchase and retirement of common stock	—	(4,000)	—

Payments received on notes receivable from shareholders	8	109	—

Shareholder distributions	—	(5)	—

Net cash provided by financing activities	594	45,519	1,045

Net change in cash and cash equivalents	(14,492)	42,709	(32)

Cash and cash equivalents at beginning of year	42,755	46	78

Cash and cash equivalents at end of year	$28,263	$42,755	$46

Supplemental disclosure of cash paid for interest	$—	$106	$110

Supplemental disclosure of reduction of notes from shareholders in exchange for distributions	$—	$264	$—

See accompanying notes to financial statements.

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share data)

1.  Business and Summary of Significant Accounting Policies

(a)  Business

      Telemate.Net Software, Inc. (the “Company”) develops, markets and supports internet and voice network usage management software which allows customers to manage the use of their voice and data networks. Organizations utilize the Company’s products to help improve employee productivity, enhance network security, and control and recover network costs.

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates and revenues and expenses for the reporting periods to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(b)  Summary of Significant Accounting Policies

  Revenue Recognition and Deferred Revenue

      The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, SOP No. 98-4, Deferral of the Effective Date of a Provision of SOP 97-2 and SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions.

      Product revenue primarily consists of software license fees. Hardware sales are also included in product revenue and represent less than 10% of total revenue. Service revenue includes installation, training and support services.

      The Company uses the residual method to recognize revenue under multi-element arrangements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement is recognized as revenue. Any discounts offered are applied to the delivered elements. The Company has established fair value for the undelivered elements based on the price charged when such elements are sold separately.

      Revenue from license fees and hardware is recognized when persuasive evidence of an agreement exists (in the form of a signed order confirmation or purchase order), delivery of the product has occurred, the fee is fixed or determinable and collectibility is reasonably assured. Although the Company does not typically offer a contractual right of return, revenue is reduced for estimated customer allowances. Such estimates are based on historical allowance rates.

      Revenue from installation and training is recognized upon performance of the related services. Installation and training services are offered separately and are not essential to the functionality of the software.

      Software support is offered separately and includes the right to unspecified upgrades on a when-and-if available basis. Support revenue is deferred and recognized ratably over the term of the related contract, usually one year. Specified upgrades are not typically offered to customers.

      Deferred revenue represents payments received from customers and billings invoiced to customers in advance of revenue recognition.

  Cash and Cash Equivalents

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

  Property and Equipment

      Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using accelerated and straight-line methods over the shorter of the estimated useful life or lease term. The estimated useful lives of the assets are as follows:

Computer equipment and purchased software	3 — 5 years

Furniture and office equipment	5 — 7 years

Leasehold improvements	5 years

  Computation of Net Loss Per Share

      The Company has presented net loss per share pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings Per Share, and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the effective date of the initial public offering (“IPO”), are required to be included in the calculation of basic and diluted net income (loss) per share, as if they were outstanding for all periods presented. The Company has not had any such issuances or grants for nominal consideration.

      The Company has excluded all outstanding stock options (note 7) from the calculation of diluted net loss per share because the shares are antidilutive. As a result, basic and diluted net loss per share are identical for all periods presented.

  Research and Development and Software Development Costs

      Research and development costs are expensed as incurred. Costs incurred subsequent to establishing technological feasibility, in the form of a working model, are capitalized and amortized over their estimated useful lives. To date, software development costs incurred after technological feasibility has been established have not been material.

  Income Taxes

      Through June 16, 1999, the shareholders of the Company elected that the earnings of the Company be taxed under the S Corporation provisions of the Internal Revenue Code. As a result of this election, the Company had not provided for federal or state income tax expense or any deferred income taxes as earnings were passed through to, and the related income tax liabilities became the individual responsibility of, the shareholders of the Company.

      On June 16, 1999, the Company’s S corporation status terminated upon closing of the Series A preferred stock sale (note 6(c)).

      Subsequent to June 16, 1999, income taxes were accounted for under the asset and liability method. In accordance with the asset and liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

  Stock Compensation Plan

      The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation cost for fixed plan accounting is recognized to the extent that the estimated fair value of the underlying stock exceeds the exercise price on the date of grant.

  Comprehensive Income

      No statement of comprehensive income has been included in the accompanying financial statements since the results would not differ from the accompanying statements of operations or shareholders’ equity.

  Industry Segment

      Under SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company operates and manages its business in one reportable segment, that being a software and services provider to the network usage management market.

  Fair Value of Financial Instruments

      The carrying value of the Company’s financial instruments approximates fair value due to their short-term nature.

  Recent Accounting Pronouncements

      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, is effective for the Company beginning January 2001. The new Statement requires all derivatives to be recorded on the balance sheet at fair value and establishes accounting treatment for three types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments, hedges of the variable cash flows of forecasted transactions, and hedges of foreign currency exposures of net investments in foreign operations. The Company does not anticipate there will be a material impact on the result of operations or financial position upon adoption of this standard.

      In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (“Interpretation No. 44”), with an effective date of July 1, 2000. Interpretation No. 44 clarifies guidance for certain issues that arose in the application of APB No. 25. The adoption of Interpretation No. 44 did not have an impact on the Company’s results of operations or financial position.

  Reclassification

      Certain amounts in the 1998 and 1999 financial statements have been reclassified to conform to the presentation adopted in the 2000 financial statements.

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

2.  Property and Equipment

      Property and equipment consists of the following at December 31:

	2000	1999

Computer equipment and purchased software	$3,891	$2,619

Furniture and office equipment	713	484

Leasehold improvements	378	121

	4,982	3,224

Less accumulated depreciation and amortization	2,767	1,750

	$2,215	$1,474

3.  Accrued Expenses and Other Liabilities

      Accrued expenses and other liabilities consist of the following at December 31:

	2000	1999

Accrued bonuses	$553	$408

Personnel related accruals	690	490

Other accruals	846	807

	$2,089	$1,705

4.  Note Payable and Redeemable Stock Purchase Warrant

      In March 1998, the Company obtained $1 million from the issuance of a secured promissory note. The proceeds of the note provided working capital for the Company’s continued product development activities. During September 1999, the outstanding balance was repaid.

      In connection with the note, the Company issued a warrant for the purchase of common stock at an exercise price of $.003 per share. The terms of the stock purchase warrant provide for the number of shares available for exercise to increase at certain future dates if the note payable remains outstanding. The lender exercised its warrants in September 1999 in a cashless exercise using 30 shares at the current market value at the date of exercise.

      The terms of the stock purchase warrant included many rights and privileges in favor of the lender, including but not limited to certain registration rights and put rights for cash for a period of 30 days immediately prior to the expiration thereof at a price equal to the fair market value of the common stock issuable to the holder upon exercise, as defined. In accordance with Emerging Issues Task Force No. 96-13, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the Company estimated the fair value of the warrant at the date of issuance. The Company anticipated repaying the indebtedness in February 2000; accordingly, the Company amortized the initial fair value of the warrant to the extent of 122,448 shares, or $123, over 23 months as additional interest cost. The Company adjusted the carrying value of the warrant to fair value with changes in fair value reported in interest expense. At the exercise date, the fair value was $14.00 per share, as determined by the Black-Scholes pricing model and, accordingly, the Company increased the redeemable stock purchase warrant carrying value and recorded a charge of $1,590 to interest expense.

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

5.  Notes Receivable from Shareholders

      In 1997 and prior years, the Company issued shares of common stock for options that were exercised under the terms of the Company’s Stock Incentive Plan. Upon exercise, the Company received cash and full recourse promissory notes payable to the Company secured by this common stock. The notes accrue interest at 110% of the applicable federal rate, as adjusted each January 1, and are due at various dates through 2007.

      In addition, funds were also advanced to certain shareholders in 1997 and prior years for various reasons. The shareholders signed promissory notes for the advanced funds. The notes bore interest at rates ranging from 6.00% to 7.11%. These notes were repaid in 1999.

6.  Shareholders’ Equity

(a)  Amendment in the Articles of Incorporation

      Effective June 16, 1999, the articles of incorporation of the Company were amended whereby the amount of common stock authorized for issuance was increased from 10 million shares to 100 million shares. Additionally, the articles of incorporation were amended whereby 20 million shares of preferred stock with a par value of $.01 per share were authorized, part or all of which shares of preferred stock will be established and designated from time to time by the Board of Directors in such series and with such preferences, limitations, and relative rights as may be determined by the Board of Directors. Of the preferred shares authorized, Series A redeemable convertible preferred stock (“Preferred Stock”) was established and had many rights and privileges, including, but not limited to, those included herein. The Series A Preferred Stock was automatically converted into three shares of common stock for each share of preferred upon the completion of the Company’s public offering (note 6(d)).

(b)  Common Stock

      On June 8, 1999, the Company entered into an asset purchase agreement whereby the Company issued 30,000 shares of common stock in exchange for a software product from an unrelated party. The purchase was valued at $306,000 based on the estimated fair value of common stock at the time of the accomplishment of certain milestones. The seller has certain rights, privileges, and restrictions, including, but not limited to, piggyback registration rights.

      On June 16, 1999, the Company purchased and retired an aggregate of 600,000 shares of common stock from two principal shareholders, one of which is a member of the Company’s Board of Directors, for $4,000,000.

      On June 21, 1999, the Company sold 75,000 shares of common stock to a board member for $500,000 in total proceeds. The purchaser has certain rights, including, but not limited to, registration rights and piggyback rights.

      On September 2, 1999, the Company consummated a three-for-one stock split in the form of a stock dividend. The information in the accompanying financial statements has been retroactively restated to reflect the effects of the stock split.

(c)  Sale of Series A Redeemable Convertible Preferred Stock

      On June 16, 1999, the Company issued 300,000 shares of Series A Preferred Stock for cash totaling $6,000,000 ($5,950,000 after expenses of $50,000). Upon the completion of the Company’s initial public offering, the Preferred Stock automatically converted into three shares of common stock for each share of preferred stock.

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      The holders of Preferred Stock were entitled to receive a 12% accruing dividend, compounded annually, payable only upon liquidation or redemption. Holders of the Preferred Stock were also entitled to participate equally (on an as-converted basis) in any cash dividends paid to any other class of equity securities of the Company. The Preferred Stock had voting rights, and the holders of the Preferred Stock were entitled to representation by two board members. The holders of Preferred Stock also had the right of first refusal for sale of additional shares.

(d)  Completion of Initial Public Offering

      On October 4, 1999, the Company successfully completed its initial public offering of common stock. The Company sold 3,284,000 shares of common stock in the initial public offering for approximately $42,758 less issuance costs of $968.

      On November 1, 1999, the Company sold 165,000 shares of common stock as part of the underwriters’ overallotment from the initial public offering for $2,148.

7.  Stock Option Plans and Employee Stock Purchase Plan

(a)  Stock Option Plans

      In June 1999, the Board of Directors and Shareholders approved the 1999 Stock Incentive Plan (the “1999 Plan”), ultimately authorizing 2,055,384 options to acquire common stock. The 1999 Plan provides for the grant of incentive stock options, nonqualified stock options, and restricted stock awards to selected employees. The stock options vest and become exercisable over a period determined by the Board of Directors not to exceed 10 years after the date of grant.

      The Company also has a previously existing Stock Incentive Plan (the “Plan”), under which the Board of Directors was authorized to grant selected employees, including officers, options to purchase the Company’s common stock. Options granted pursuant to the Plan are exercisable for shares of common stock at a price not less than 100% of the fair market value on the date of grant. The Plan provided for the grant of incentive stock options, nonqualified stock options, and restricted stock awards to selected employees. The stock options vest and become exercisable over a period determined by the Board of Directors not to exceed ten years after the date of grant.

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      A summary of stock option activity under the 1999 Plan and the Stock Incentive Plan is as follows:

		Weighted-
		Average
	Number of	Exercise
	Shares	Price

Options outstanding at December 31, 1997	2,712,687	$0.82

Granted	674,025	0.96

Canceled	(458,025)	0.91

Options outstanding at December 31, 1998	2,928,687	0.84

Granted	1,398,446	9.51

Canceled	(136,332)	2.11

Exercised	(121,731)	0.88

Options outstanding at December 31, 1999	4,069,070	3.77

Granted	1,741,700	2.25

Canceled	(887,250)	6.33

Exercised	(544,868)	0.92

Options outstanding at December 31, 2000	4,378,652	3.00

Options available for grant at December 31, 2000	27,434

      The following table summarizes information about stock options outstanding at December 31, 2000:

				Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$ 0.53 — 0.96	2,530,602	6.0 years	$0.76	1,915,702	$0.80
$ 1.19 — 3.13	1,025,050	9.4 years	2.82	14,667	3.13
$ 6.67	282,000	8.4 years	6.67	54,000	6.67
$11.50	451,500	8.7 years	11.50	140,001	11.50
$14.00 — 14.19	89,500	8.8 years	14.00	60,000	14.00

	4,378,652	7.3 years	3.00	2,184,370	2.01

      The weighted-average fair value of options granted during the years ended December 31, 2000, 1999, and 1998 was $2.25, $2.79, and $0.32, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield of 0%; expected volatility of 0% for the period of January 1, 1999 to October 1, 1999, and for the year ended December 31, 1998, and 75% for the period of October 1, 1999 to December 31, 1999, and for the year ended December 31, 2000; risk-free interest rate of 6.12%, 5.52%, and 5.25% for 2000, 1999, and 1998, respectively; and expected lives of six years.

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      During 1999, the Company granted 31,482 options with an exercise price less than the market value per share at the date of grant. As a result, a compensation charge totaling approximately $167 will be expensed over the vesting period. These options vest over periods ranging from immediately to three years.

      The Company applies APB No. 25 and related interpretations in accounting for its plans. Accordingly, no other compensation cost has been recognized for its stock option plan because the exercise price of the option equals or exceeds the fair value of the underlying stock at the date of the grant. Had compensation costs for the Company’s stock-based compensation plans been determined in accordance with SFAS No. 123, the Company’s net loss would have been increased to the pro forma amounts indicated below:

	Year Ended December 31,

	2000	1999	1998

Net loss:

As reported	$(15,224)	$(4,409)	$(1,306)

Pro forma	(16,300)	(5,590)	(1,433)

Basic and diluted net loss per common share:

As reported	(1.96)	(1.07)	(0.40)

Pro forma	(2.10)	(1.36)	(0.43)

(b)  Employee Stock Purchase Plan

      In 2000, the Company adopted an Employee Stock Purchase Plan under which 500,000 shares of the Company’s common stock can be sold to employees. Under the terms of the plan, substantially all employees can choose each year to have up to 10% of their annual earnings withheld to purchase the Company’s common stock. The purchase price of the stock is equal to 85% of the lower of the stock’s beginning or end of the quarter market price. At December 31, 2000, 53,656 shares had been purchased by and issued to employees under the Plan.

8.  Income Taxes

      The Company did not record any income taxes through June 16, 1999 since it was operating as an S corporation. On June 16, 1999, the Company converted to a C corporation for income tax purposes and reclassified the accumulated deficit totaling approximately $296 on this date to additional paid-in capital which represented undistributed estimated losses during the S corporation period limited to the amount of paid-in capital.

      The following table reconciles the expected corporate federal income tax (computed by multiplying the Company’s net loss before income taxes by 34%) to the Company’s actual provision for income taxes:

	Year Ended	June 17 Through
	December 31,	December 31,
	2000	1999

Expected tax benefit	$(5,176)	$(1,054)

State benefit, net of federal tax	(474)	(142)

Permanent differences	13	299

Change in valuation allowance	5,882	897

Other, net	(245)	—

	$—	$—

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liability as of December 31, 2000 and 1999, are presented below:

	2000	1999

Deferred income tax assets:

Allowances and deferrals	$283	$210

Accrued bonuses and vacation pay	96	160

Research and development capitalization	134	368

Depreciation	101	—

Stock option grants	60	62

Net operating loss carryforwards	6,829	821

Gross deferred income tax assets	7,503	1,621

Valuation allowance	(7,503)	(1,621)

	$—	$—

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

      At December 31, 2000, the Company had net operating loss carryforwards for federal income tax purposes of approximately $17,511 which are available to offset future federal taxable income, if any, through 2021.

      Following are the provisions for income taxes on an unaudited pro forma basis, using the asset and liability method, as if the Company had been a C corporation, fully subject to federal and state income taxes.

      The components of unaudited pro forma income taxes are as follows:

	January 1
	Through	Year Ended
	June 16,	December 31,
	1999	1998

Pro forma income taxes:

Current:

Federal	$(9)	$9

State	(4)	4

Total current	(13)	13

Deferred:

Federal	—	—

State	—	—

Total deferred	—	—

Total pro forma income taxes	$(13)	$13

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      The following table reconciles the expected corporate federal income taxes (computed by multiplying the Company’s net loss before income taxes by 34%) to the Company’s unaudited pro forma provision for (benefit from) income taxes:

	January 1
	Through	Year Ended
	June 16,	December 31,
	1999	1998

Expected pro forma provision for (benefit from) income taxes	$(445)	$(444)

State income taxes, net of federal tax effect	(2)	2

Permanent differences	261	52

Change in valuation allowance	192	486

Other, net	(19)	(83)

	$(13)	$13

      Pro forma net loss is actual net loss adjusted for unaudited pro forma income tax expense (benefits) as follows:

	January 1
	Through	Year Ended
	June 16,	December 31,
	1999	1998

Unaudited pro forma net loss data:

Pro forma provision for (benefit from) income taxes	$(13)	$13

Pro forma net loss	$(4,396)	$(1,319)

Unaudited pro forma basic and diluted net loss per share:	$(1.07)	$(0.40)

9.  Commitments

(a)  Leases

      In the ordinary course of business, the Company had entered into noncancelable operating lease agreements for its office facilities. Rental expense under the operating leases was $805, $418, and $324 for the years ended December 31, 2000, 1999, and 1998, respectively. The lease term for the office facility is through September 2003. Future minimum annual lease payments under the noncancelable operating lease agreements with remaining terms greater than one year are as follows:

Years Ending
December 31,

2001	$714

2002	739

2003	497

$1,950

(b)  Employee Benefit Plan

      Effective January 1, 1993, the Company adopted the Telemate Software 401(k) Savings and Investment Plan (the “401(k) Plan”). In order to participate in the 401(k) Plan, employees must be at least 21 years of age. The terms of the 401(k) Plan allow employees to contribute up to 20% of pretax compensation up to the maximum allowed under Internal Revenue Service (“IRS”) regulations. The Company may make discretionary matching contributions up to the maximum allowed under IRS regulations. In addition, the Company may

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

make a discretionary profit-sharing contribution to the 401(k) Plan. The discretionary matching and profit-sharing contributions vest at the rate of 20% per year. For the years ended December 31, 2000, 1999, and 1998, the Company made discretionary matching contributions of $122, $72, and $73, respectively, to the 401(k) Plan. The Company did not make any discretionary profit sharing contributions during 2000, 1999, or 1998.

10.  Major Customer

      In 1999 the Company entered into a sales agreement with a third-party contractor to provide software, hardware, and installation services for 51 different sites. This sales agreement comprised 10.5% and 13.9% of 2000 and 1999 revenue, respectively. Accounts receivable from this customer totaled $289 and $710 at December 31, 2000 and 1999, respectively.

11.  Restructuring Costs

      On October 30, 2000, the Company entered into a plan of termination, whereby 34 employees either resigned or were terminated. As a result of the restructuring, the Company incurred expenses totaling $310, which was comprised mainly of severance pay, outplacement services, and legal fees. Approximately $11 in severance remained unpaid at December 31, 2000, which was included in the accompanying financial statements.

12.  Subsequent Event

      In January 2001, the Company announced its retention of an investment banking firm to explore a range of strategic alternatives to enhance shareholder value, including a possible sale of the Company.

TELEMATE.NET SOFTWARE, INC.

BALANCE SHEETS

(unaudited and in the thousands, except share data)

	March 31,	December 31,
	2001	2000

ASSETS

Current assets:

Cash and cash equivalents	$25,573	$28,263

Trade accounts receivable, net of allowance for doubtful accounts and returns	1,727	2,264

Prepaid expenses and other current assets	967	511

Total current assets	28,267	31,038

Property and equipment, net	2,192	2,215

Other assets	75	75

Total assets	$30,534	$33,328

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$979	$615

Accrued expenses and other liabilities	1,958	2,089

Deferred revenue	2,820	2,933

Total liabilities	5,757	5,637

Shareholders’ equity:

Preferred stock, $.01 par value; 19,700,000 authorized and undesignated, none issued	—	—

Common stock, $.01 par value; 100,000,000 shares authorized, 8,001,086 shares issued and outstanding at March 31, 2001, and 7,958,486 issued and outstanding at December 31, 2000	80	80

Additional paid-in capital	53,156	53,123

Accumulated deficit	(28,438)	(25,491)

Notes receivable and accrued interest from shareholders	(21)	(21)

Total shareholders’ equity	24,777	27,691

Commitments and contingencies

Total liabilities and shareholders’ equity	$30,534	$33,328

See accompanying notes to financial statements

TELEMATE.NET SOFTWARE, INC

STATEMENTS OF OPERATIONS

(unaudited in thousands, except share data)

	Three Months Ended
	March 31,

	2001	2000

Revenue:

Product revenue	$608	$1,106

Service revenue	1,551	2,012

Total revenue	2,159	3,118

Cost of revenue:

Product costs	224	499

Service costs	631	897

Total cost of revenue	855	1,396

Gross profit	1,304	1,722

Operating expenses:

Research and development	1,119	898

Sales and marketing	2,103	3,412

General and administrative	1,385	1,066

Total operating expenses	4,607	5,376

Operating loss	(3,303)	(3,654)

Interest income	356	518

Net loss before income taxes	(2,947)	(3,136)

Income taxes	—	—

Net loss	$(2,947)	$(3,136)

Basic and diluted net loss per share	$(0.37)	$(0.42)

Basic and diluted weighted-average shares outstanding	7,968,619	7,495,425

See accompanying notes to financial statements

TELEMATE.NET SOFTWARE, INC.

STATEMENTS OF CASH FLOWS

(unaudited and in thousands)

	Three Months Ended
	March 31,

	2001	2000

Cash flows from operating activities:

Net loss	$(2,947)	$(3,136)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	262	179

Provision for bad debts, returns, and allowances	18	50

Compensation on stock options	2	1

Interest earned on shareholder notes	—	(1)

Changes in operating assets and liabilities:

Trade accounts receivables	519	(413)

Prepaid expenses and other current assets	(456)	(136)

Other assets	—	(15)

Accounts payable, accrued expenses, and other liabilities	233	(468)

Deferred revenue	(113)	284

Net cash used in operating activities	(2,482)	(3,655)

Cash flows from investing activities:

Purchases of property and equipment	(239)	(878)

Net cash used in investing activities	(239)	(878)

Cash flows from financing activities:

Proceeds from the issuance of common stock	17	—

Proceeds from the exercise of stock options	14	237

Payments received on notes receivable from shareholders	—	8

Net cash provided by financing activities	31	245

Net decrease in cash and cash equivalents	(2,690)	(4,288)

Cash and cash equivalents at beginning of period	28,263	42,755

Cash and cash equivalents at end of period	$25,573	$38,467

See accompanying notes to financial statements

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)
1.  Basis of Presentation

      The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed, or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. These financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2000, found in filings made by Telemate.Net Software, Inc. with the SEC, including its Annual Report on Form 10-K filed with the Commission on April 2, 2001.

2.  Net Loss Per Common Share

      Basic net loss per share was computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share considers the effect of dilutive common stock equivalents. Dilutive common equivalent shares consist of stock options. However, because the inclusion of the common stock equivalents would be anti-dilutive, the weighted average number of common shares outstanding during the period for the basic and diluted net loss per share is the same.

3.  Subsequent Events

      On May 4, 2001, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Verso Technologies, Inc. (“Verso”), a Minnesota corporation, and Titan Acquisition Sub, Inc., a Delaware corporation to be reincorporated in Georgia prior to closing and a wholly-owned subsidiary of Verso, in which the Company’s common stock will be converted into the right to receive an aggregate number of Verso shares valued at $30 million, subject to reduction on a dollar-for-dollar basis if the Company’s available cash at closing after restructuring charges and other adjustments falls below $20 million. The number of Verso shares to be issued will be based on the average closing price of Verso shares from April 20 through May 17, 2001, but cannot be less than $.85 per share or exceed $1.15 per share.

      The merger with Verso is intended to constitute a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and is to be accounted for as a purchase transaction. Consummation of the merger is subject to various conditions, including, among other things, receipt of the necessary approvals of the shareholders of the Company and Verso, regulatory approvals, and customary closing conditions.

      In connection with the proposed merger, the Company and Verso will file a joint proxy statement and Registration Statement on Form S-4 with the SEC. The Company and Verso will mail the Joint Proxy Statement/ Prospectus to shareholders of the Company and Verso containing additional information about the proposed merger after approval from the SEC. The transaction is expected to close in the third quarter of 2001, but this expectation is subject to many factors, including whether the SEC reviews the Joint Proxy Statement/ Prospectus. In the event the transaction does not close, under certain circumstances a break-up fee of $4 million plus expenses of up to $1 million would be payable.

      Telemate.Net also entered into an agreement to purchase up to 500,000 shares of Verso’s non-voting Series B Preferred Stock for an aggregate purchase price of $10.0 million to help finance an acquisition meeting certain specific criteria. The preferred stock would accrue dividends at 10% per annum through December 31, 2001, increasing to 15% after December 31, 2001, should such shares remain outstanding after that time, and will have a liquidation preference and certain conversion rights. The preferred stock will be redeemable at par value by Verso on or before December 31, 2001, or with a 25% premium at the option of Telemate.Net after December 31, 2001.

TELEMATE.NET SOFTWARE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      On May 7, 2001, in connection with the proposed merger, the Company announced that it plans to reduce its workforce by approximately 90 employees, or approximately 60%, over the next several months to preserve cash, accelerate profitability, and eliminate redundant positions in anticipation of the upcoming merger transaction. The Company will provide employees affected by the reduction with severance packages and outplacement counseling. Management anticipates a one-time restructuring charge of between $2.5 million and $3.0 million in the second quarter of 2001 in connection with the reduction in force.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

VERSO TECHNOLOGIES, INC.,

TITAN ACQUIRING SUB, INC.

AND

TELEMATE.NET SOFTWARE, INC.

DATED AS OF MAY 4, 2001

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER, dated as of May 4, 2001 (the “Agreement”), is by and among VERSO TECHNOLOGIES, INC., a Minnesota corporation (“Parent”), TITAN ACQUIRING SUB, INC., a Delaware corporation (which shall be converted into a Georgia corporation as provided elsewhere herein) and a wholly owned subsidiary of Parent (“Titan Acquiring Sub”), and TELEMATE.NET SOFTWARE, INC., a Georgia corporation (“Telemate”). Parent and Telemate are sometimes together referred to collectively as the “Companies” and, individually, as a “Company”.

WITNESSETH:

      WHEREAS, the Boards of Directors of Parent, Titan Acquiring Sub and Telemate have approved the merger of Titan Acquiring Sub with and into Telemate, upon the terms and subject to the conditions set forth herein (the “Merger”), and deem it advisable and in the best interests of their respective shareholders that the Merger be consummated;

      WHEREAS, for federal income tax purposes, the parties intend to adopt this Agreement as a tax-free reorganization and to consummate the Merger in accordance with the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder;

      WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement (the “Transactions”); and

      WHEREAS, concurrently with the execution of this Agreement and as an inducement to each Company to enter into this Agreement, (a) Parent has entered into a voting agreement substantially in the form attached hereto at Exhibit A-1, dated as of the date hereof, with each of Telemate’s directors and senior executive officers, pursuant to which each such person has agreed, among other things, to vote all shares of Telemate Common Stock (as hereinafter defined) in favor of the transactions contemplated hereby, and (b) Telemate has entered into a voting agreement substantially in the form attached hereto at Exhibit A-2, dated as of the date hereof, with each of Parent’s directors and senior executive officers, pursuant to which each such person has agreed to vote all shares of Parent Common Stock (as hereinafter defined) in favor of the transactions contemplated hereby;

      NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

      Section 1.1  The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2) and in accordance with the Georgia Business Corporation Code, as amended (the “GBCC”), Titan Acquiring Sub shall be merged with and into Telemate and the separate existence of Titan Acquiring Sub shall thereupon cease. Telemate shall be the surviving corporation in the Merger and a wholly-owned subsidiary of Parent and is hereinafter sometimes referred to as the “Surviving Corporation.” Prior to the Effective Time, Parent and Titan Acquiring Sub shall take all action necessary to convert Titan Acquiring Sub into a Georgia corporation.

      Section 1.2  Effective Time of The Merger. The Merger shall become effective at such time (the “Effective Time”) as shall be stated in articles of merger, in a form mutually acceptable to Parent and Telemate, to be filed with the Secretary of State of the State of Georgia in accordance with the GBCC (the “Merger Filing”), concurrently with the closing of the Transactions in accordance with Section 2.5.

      Section 1.3  Articles of Incorporation. The Articles of Incorporation of Telemate as in effect immediately prior to the Effective Time shall, after the Effective Time, be the Articles of Incorporation of the Surviving Corporation, and thereafter may be amended in accordance with their terms and as provided in the GBCC.

      Section 1.4  Bylaws. The Bylaws of Telemate as in effect immediately prior to the Effective Time shall, after the Effective Time, be the Bylaws of the Surviving Corporation and (subject to Section 6.9 hereof) thereafter may be amended in accordance with their terms and as provided by the Articles of Incorporation of the Surviving Corporation and the GBCC.

      Section 1.5  Officers. The officers of the Surviving Corporation after the Effective Time shall be the officers of Titan Acquiring Sub in office immediately prior to the Effective Time, until their successors are elected or appointed and qualified or until their resignation or removal.

      Section 1.6  Directors. The directors of the Surviving Corporation after the Effective Time shall be the directors of Titan Acquiring Sub in office immediately prior to the Effective Time, until their successors are elected or appointed and qualified or until their resignation or removal.

      Section 1.7  Effect of Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Georgia law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Telemate and Titan Acquiring Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Telemate and Titan Acquiring Sub shall become the debts, liabilities and duties of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES

      Section 2.1  Conversion of Telemate Shares and Options. At the Effective Time, by virtue of the Merger and without any action on the part of Telemate, Titan Acquiring Sub or any holder of any capital stock of Telemate:

(a) Subject to paragraphs (b) and (d) of this Section 2.1, each share of the common stock, par value $.01 per share, of Telemate (the “Telemate Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Telemate Common Stock held in treasury or shares of Telemate Common Stock held by Parent) shall be canceled and extinguished and automatically converted into the right to receive, without interest, a Pro Rata Portion of the Merger Consideration (as hereinafter defined);

(b) For purposes hereof:

(i) “Merger Consideration” shall mean a number of shares of fully paid and nonassessable shares of common stock, $.01 par value per share of Parent (the “Parent Common Stock”), equal to the sum of (x) $30.0 million less the amount by which the Unrestricted Cash (as hereinafter defined) is less than the Minimum Cash Requirement (as hereinafter defined) divided by the Average Price (as hereinafter defined); plus (y) the number of shares of Parent Common Stock that could be purchased (assuming the purchase price therefor equaled the greater of (A) the average closing price per share of Parent Common Stock, as reported on The NASDAQ National Market (“NASDAQ”), for the ten trading days immediately preceding the Closing Date (the “Average Closing Price”) and (B) the closing price per share of Parent Common Stock on the trading day immediately preceding the Closing date) with the aggregate cash proceeds payable to Telemate upon exercise for cash of the vested portions of all outstanding Telemate Stock Options (as hereinafter defined) that have an exercise price per share less than the value of the shares of Parent Common Stock comprising the Exchange Ratio, where such shares are valued at the greater of (A) the Average Closing Price and (B) the closing price per share of Parent Common Stock on the trading day immediately preceding the Closing date, and vesting is determined as of the Effective Time (such Telemate Stock Options are referred to herein as the “Telemate In-the-Money Options”);

(ii) “Pro Rata Portion” shall mean one share of Telemate Common Stock divided by the sum of (x) all of the outstanding shares of Telemate Common Stock plus (y) all of the shares of

Telemate Common Stock issuable upon the exercise for cash of the vested portion of all Telemate In-the-Money Options;

(iii) “Average Price” shall mean the arithmetic average of the daily closing price per share, rounded to four decimal places, of the Parent Common Stock as reported on NASDAQ for each of the trading days in the period commencing on (and including) April 20, 2001, and ending on (and including) May 17, 2001; provided, however, that if (x) the Average Price as so determined is less than $0.85, then the Average Price for purposes of this Agreement shall be $0.85; or (y) the Average Price as so determined is more than $1.15, then the Average Price for purposes of this Agreement shall be $1.15;

(iv) “Unrestricted Cash” shall mean the amount of cash and cash equivalents shown on Telemate’s balance sheet prepared in accordance with generally accepted accounting principles consistently applied as of the Effective Time;

(v) “Minimum Cash Requirement” shall mean the amount equal to the sum of (x) $20.0 million plus (y) any of Telemate’s unpaid restructuring or transaction costs in any way related to the Transactions, including, any unpaid severance amounts, less (z) the sum of (A) the amount (if any) (the “Purchase Amount”) used by Telemate to purchase certain convertible preferred shares to be issued by Parent pursuant to that certain Series B Preferred Stock Purchase Agreement by and between Telemate and Parent dated the date hereof (the “Preferred Stock Purchase Agreement”) plus (B) if the Effective Time occurs after August 1, 2001, then one-half of the amount of Telemate’s weekly costs (to the extent that such aggregate costs do not exceed $60,000.00 per week) attributable to personnel or activities required by Telemate to operate its business prior to the Effective Time and not intended to be retained or continued by Parent after the Effective Time for each week (or portion thereof) following August 1, 2001, in which the Effective Time does not occur plus (C) accrued interest on the Purchase Amount at the rate of 7.5% per annum, compounded annually; and

(vi) “Exchange Ratio” shall mean the number of shares of Parent Common Stock into which one share of Telemate Common Stock shall be converted in accordance with Section 2.1(a);

(c) Each option or warrant granted by Telemate to purchase shares of Telemate Common Stock that is outstanding and unexercised immediately prior thereto (a “Telemate Stock Option”), whether vested or unvested at the Effective Time, shall cease to represent a right to acquire shares of Telemate Common Stock. Each Telemate Stock Option shall be converted automatically into an option to purchase a number of shares of Parent Common Stock (a “Parent Option”) equal to the number of shares of Telemate Common Stock that could be purchased under such Telemate Stock Option multiplied by the Exchange Ratio, at a price per share of Parent Common Stock equal to the per share exercise price of such Telemate Stock Option divided by the Exchange Ratio, in accordance with Section 6.14 of this Agreement; provided, however, that any fractional shares of Parent Common Stock resulting from such determination shall be rounded down to the nearest share. The adjustments provided herein with respect to any Telemate Stock Option that is an “incentive stock option” (as defined in section 422 of the Code) shall be and are intended to be effected in a manner that is consistent with section 424(a) of the Code;

(d) Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Telemate Common Stock held by a Telemate shareholder entitled to and validly exercising appraisal rights pursuant to Section 14-2-1302 of the GBCC (a “Dissenting Shareholder”) shall not be converted as described in Section 2.1(a) but, as of the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and shall become the right to receive such consideration as may be determined to be due such Dissenting Shareholder pursuant to the laws of the State of Georgia; provided, however, that the shares of Telemate Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder who shall, after the Effective Time, withdraw his or her demand for appraisal or lose his or her right of appraisal, in either case pursuant to the GBCC, shall be deemed to be converted at the Effective Time into the right to receive shares of Parent Common Stock in accordance with Section 2.1(a). Telemate shall give Parent (i) prompt notice of any and all written demands for appraisal of shares of Telemate Common Stock received by Telemate and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands; and

(e) Each share of Telemate Common Stock held by Telemate, and any shares of Telemate Common Stock owned by Parent, Titan Acquiring Sub or any other Subsidiary of Parent immediately prior to the Effective Time, other than shares under any existing employee benefit plan which are held by either Company as trustee, shall be canceled and extinguished without any conversion thereof.

      Section 2.2  Conversion of Telemate Acquiring Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Telemate, Titan Acquiring Sub or Parent, each issued and outstanding share of common stock, $.01 par value per share, of Titan Acquiring Sub shall be converted into one share of common stock, $.01 par value per share of the Surviving Corporation.

      Section 2.3  Exchange of Telemate Certificates.

      (a)  From and after the Effective Time, each holder of an outstanding certificate which immediately prior to the Effective Time represented shares of Telemate Common Stock (individually, a “Certificate” and, collectively, the “Certificates”) shall receive in exchange therefor, upon surrender thereof to an exchange agent reasonably satisfactory to Parent (the “Exchange Agent”), a certificate or certificates representing the number of whole shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.1 based on the Exchange Ratio. Notwithstanding any other provision of this Agreement, (i) until holders or transferees of Certificates have surrendered them for exchange as provided herein, no dividends or other distributions shall be paid with respect to any shares represented by such Certificates and no payment for fractional shares shall be made; and (ii) without regard to when such Certificates representing shares of Telemate Common Stock are surrendered for exchange as provided herein, no interest shall be paid on any dividends or other distributions or any payment for fractional shares. Upon surrender of a Certificate, there shall be paid to the holder of such Certificate the amount of any dividends or other distributions which became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 2.3(a) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Telemate Common Stock shall have been converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.4 and any dividends or distributions payable pursuant to Section 2.3(a).

      (b)  On the Closing Date, Parent shall make available to the Exchange Agent, for the benefit of each holder of Telemate Common Stock, a sufficient number of certificates representing shares of Parent Common Stock required to effect the exchanges referred to in paragraph (a) above and cash for payment of any fractional shares referred to in Section 2.4.

      (c)  Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates (as shown on the books of Telemate’s Exchange Agent as of the Effective Time) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of the Certificates for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as the Exchange Agent shall reasonably require, the holder of such Certificates shall receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares of Telemate Common Stock, heretofore represented by the Certificates so surrendered, shall have been converted pursuant to the provisions of Section 2.1 based on the Exchange Ratio, and the Certificates so surrendered shall be canceled. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Parent Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such Parent Common Stock for the account of the persons entitled thereto.

      (d)  Promptly following the date which is 12 months after the Effective Time, the Exchange Agent shall deliver to Parent all cash, certificates (including any Parent Common Stock) and other documents in its possession relating to the Transactions, and the Exchange Agent’s duties shall terminate. Thereafter, any holders of Certificates shall contact Parent directly in order to exchange such Certificates for shares of Parent Common Stock.

      Section 2.4  No Fractional Securities. Notwithstanding any other provision of this Agreement, no certificates or scrip representing less than one share of Parent Common Stock shall be issued in the Merger, and no Parent Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of shares of Telemate Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article II shall be entitled to receive from the Exchange Agent a cash payment equal to such fraction multiplied by the closing price per share of Parent Common Stock, as reported by The Wall Street Journal (Eastern Edition), as of the close of business on the business day immediately preceding the Closing Date.

      Section 2.5  Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Telemate Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Telemate Common Stock occurring on or after the date hereof and prior to the Effective Time.

      Section 2.6  Closing. The closing (the “Closing”) of the Transactions shall take place simultaneously at a location mutually agreeable to Telemate and Parent as promptly as practicable (but in any event within five business days) following the date on which the last of the conditions set forth in Article VII is fulfilled or waived or at such other time and place as Parent and Telemate shall agree. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

      Section 2.7  Closing of Telemate Transfer Books. At and after the Effective Time, holders of Certificates shall cease to have any rights as shareholders of Telemate, except for the right to receive shares of Parent Common Stock pursuant to Section 2.1 and the right to receive cash for payment of fractional shares pursuant to Section 2.4. At the Effective Time, the stock transfer books of Telemate shall be closed, and no transfer of shares of Telemate Common Stock which were outstanding immediately prior to the Effective Time shall thereafter be made. If, after the Effective Time, subject to the terms and conditions of this Agreement, Certificates are presented to Parent or the Surviving Corporation, they shall be canceled and exchanged for shares of Parent Common Stock in accordance with this Article II.

      Section 2.8  Lost, Stolen, Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Telemate Common Stock represented by such Certificates were converted pursuant to Section 2.3, cash for fractional shares, if any, as may be required pursuant to Section 2.4 and any dividends or distributions payable pursuant to Section 2.3; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash and other distributions, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

      Section 2.9  Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving

Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Telemate and Titan Acquiring Sub, the officers and directors of Telemate immediately prior to the Effective Time and Titan Acquiring Sub will take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TELEMATE

      Except as disclosed in the Telemate SEC Reports (as defined in Section 3.5) or as set forth in the Telemate Disclosure Schedule delivered by Telemate to Parent prior to the execution of this Agreement (the “Telemate Disclosure Schedule”) (it being agreed that disclosure of any item in such schedules shall be deemed disclosure with respect to any section of this Agreement to which the reference of such item is reasonably apparent), Telemate represents and warrants to Parent that the following statements are true and correct as of the date hereof.

      Section 3.1  Organization and Qualification; No Subsidiaries.

      (a)  Telemate is a corporation duly organized, validly existing and in good standing under the laws of the state of Georgia and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Telemate is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have, or be reasonably expected to have, a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Telemate, other than any change, circumstance or effect (i) relating to or resulting from the economy or securities markets in general, (ii) relating to or resulting from the industries in which Telemate or Parent operate and not uniquely relating to Telemate or Parent, or (iii) resulting from the announcement or existence of this Agreement or the Transactions (a “Telemate Material Adverse Effect”), and copies of good standing certificates evidencing such qualification will be delivered to Parent at or prior to the Closing, in each case bearing a date within 30 days prior to the Closing Date. True, accurate and complete copies of Telemate’s Articles of Incorporation and Bylaws, in each case as in effect the date hereof, including all amendments thereto, have been delivered to Parent. All jurisdictions in which Telemate owns, uses or operates property, and any qualifications in such jurisdictions, are listed on Schedule 3.1.

      (b)  Telemate has no Subsidiaries. Telemate has neither agreed nor is obligated to make nor be bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or understanding of any nature, as of the date hereof or as may hereinafter be in effect (other than as set forth in this Agreement or in the Preferred Stock Purchase Agreement) under which it may become obligated to make, any future investment in or capital contribution to any other entity. Telemate does not, directly or indirectly, own any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other entity. As used in this Agreement, the term “Subsidiary” shall mean, when used with reference to any person or entity, any corporation, partnership, limited liability company, joint venture or other entity of which such person or entity (either acting alone or together with its other Subsidiaries) owns, directly or indirectly, 50% or more of the capital stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, limited liability company, joint venture or other entity.

      Section 3.2  Capitalization.

      (a)  On May 3, 2001, the authorized capital stock of Telemate consisted of 100,000,000 shares of Telemate Common Stock and 20,000,000 shares of preferred stock, par value $.01 per share (“Telemate Preferred Stock”) of which a total of 300,000 shares have been designated as Series A Preferred Stock. As of May 3, 2001, (i) 9,201,703 shares of Telemate Common Stock were issued and outstanding, all of which were validly issued and were fully paid, nonassessable and free of preemptive rights, (ii) no shares of Telemate

Preferred Stock were issued and outstanding, (iii) 3,528,853 shares of Telemate Common Stock were reserved for issuance pursuant to all Telemate plans governing the issuance and administration of Telemate Stock Options (“Telemate Option Plans”), the Telemate Option Plans, (iv) 500,000 shares of Telemate Common Stock were reserved for issuance pursuant to the Telemate Employee Stock Purchase Plan, (v) no shares of Telemate Common Stock were reserved for issuance upon exercise of outstanding warrants and options not issued under the Telemate Option Plans, and (vi) no shares of Telemate Common Stock were reserved for issuance upon conversion of outstanding convertible debentures and outstanding convertible notes.

      (b)  Except as set forth in subsection (a) above or as otherwise contemplated by this Agreement, there are no outstanding subscriptions, options, calls, contracts, commitments, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, and also including any rights plan or other anti-takeover agreement, obligating Telemate to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Telemate or obligating Telemate to grant, extend or enter into any such agreement or commitment. Except as otherwise disclosed in the Telemate SEC Reports, there are no voting trusts, proxies or other agreements or understandings to which Telemate or any of its Subsidiaries is a party or is bound with respect to the voting of any shares of capital stock of Telemate.

      Section 3.3  Authority; Non-Contravention; Approvals.

      (a)  Telemate has full corporate power and authority to enter into this Agreement and, subject to the Telemate Shareholders’ Approval (as defined in Section 6.3(a)) and the Telemate Required Statutory Approvals (as defined in Section 3.3(c)), to consummate the Transactions. This Agreement has been approved by the Board of Directors of Telemate, and no other corporate proceeding on the part of Telemate is necessary to authorize the execution and delivery of this Agreement and, except for the Telemate Shareholders’ Approval, the consummation by Telemate of the Transactions. This Agreement has been duly executed and delivered by Telemate and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid and legally binding agreement of Telemate, enforceable against it in accordance with its terms.

      (b)  The execution and delivery of this Agreement by Telemate do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Telemate under any of the terms, conditions or provisions of (i) the respective charters or bylaws of Telemate, (ii) other than as provided in Section 3.3(c), any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Telemate or any of its Subsidiaries or any of their respective properties or assets or (iii) except as set forth in Section 3.3(b) of the Telemate Disclosure Schedule, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Telemate is now a party or by which Telemate or any of its Subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by Telemate of the Transactions will not result in any violation, conflict, breach, termination, acceleration or creation of liens under the immediately preceding sentence, subject: (A) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Telemate Required Statutory Approvals and the Telemate Shareholder’s Approval and (B) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from commercial lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b)(and whether resulting from such execution and delivery or consummation), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, result in a Telemate Material Adverse Effect.

      (c)  Except for (i) the filing of the Registration Statement and Joint Proxy Statement/ Prospectus (as such terms are defined in Section 3.13) with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), and the declaration of the effectiveness by the SEC and filings with or approvals from various state blue sky authorities, (ii) the making of the Merger Filing, and (iii) any required filings with or approvals from NASDAQ or NASD (the filings and approvals referred to in clauses (i) through (iii) are collectively referred to as the “Telemate Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Telemate or the consummation by Telemate of the Transactions, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, result in a Telemate Material Adverse Effect.

      Section 3.4  Reports and Financial Statements. Since September 28, 1999, Telemate has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. Telemate has previously made available to Parent, via its EDGAR filings where available, copies (including all exhibits, post-effective amendments and supplements thereto) of its (a) Annual Reports on Form 10-K for the fiscal years ended December 31, 2000 and 1999, as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its Shareholders (whether annual or special), (ii) actions by written consent in lieu of a Shareholders’ meeting, in each case from September 28, 1999, until the date hereof, and (c) all other reports, including quarterly reports, and registration statements filed by Telemate with the SEC since September 28, 1999 (the documents referred to in clauses (a), (b) and (c) are collectively referred to as the “Telemate SEC Reports”). As of their respective dates, the Telemate SEC Reports contained no untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited financial statements for the fiscal year ended December 31, 2000, and the two prior fiscal years (collectively, the “Telemate Financial Statements”), have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (“GAAP”) (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Telemate and its Subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended.

      Section 3.5  Employee Benefit Plans; Labor Matters; No Parachute Payments.

      (a)  Section 3.5(a) of the Telemate Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, whether legally enforceable or not, to which Telemate is a party, with respect to which Telemate has any obligation or which are maintained, contributed to or sponsored by Telemate for the benefit of any current or former employee, officer or director of Telemate (collectively, the “Telemate Benefit Plans”). With respect to each Telemate Benefit Plan, Telemate has delivered, or prior to Closing will deliver, or make available to Parent a true, complete and correct copy of (i) such Telemate Benefit Plan and the most recent summary plan description related to such Telemate Benefit Plan, if a summary plan description is required therefor, (ii) each trust agreement or other funding arrangement relating to such Telemate Benefit Plan, (iii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (“IRS”) with respect to such Telemate Benefit Plan, (iv) the most recent actuarial report or financial statement relating to such Telemate Benefit Plan and (v) the most recent determination letter issued by the IRS with respect to such Telemate Benefit Plan, if it is qualified under Section 401(a) of the Code. Telemate does not have any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Telemate Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

      (b)  None of the Telemate Benefit Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which Telemate could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). None of the Telemate Benefit Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of Telemate.

      (c)  Each Telemate Benefit Plan has been administered in all material respects in accordance with its terms and all contributions required to be made under the terms of any of the Telemate Benefit Plans as of the date of this Agreement have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Telemate SEC Reports prior to the date of this Agreement. With respect to the Telemate Benefit Plans, no event has occurred and, to the knowledge of Telemate, there exists no condition or set of circumstances in connection with which Telemate could be subject to any liability under the terms of such Telemate Benefit Plans, ERISA, the Code or any other applicable law which would reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect. No legal action, suit or claim is pending or, to the knowledge of Telemate, threatened with respect to any Telemate Benefit Plan (other than claims for benefits in the ordinary course).

      (d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect: (i) each Telemate Benefit Plan which is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS that it is so qualified and each trust established in connection with any Telemate Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter from the IRS to adversely affect the qualified status of any such Telemate Benefit Plan or the exempt status of any such trust; (ii) each trust maintained or contributed to by Telemate which is intended to be qualified as a voluntary employees’ beneficiary association and which is intended to be exempt from federal income taxation under Section 501(c)(9) of the Code has received a favorable determination letter from the IRS that it is so qualified and so exempt, and no fact or event has occurred since the date of such determination by the IRS to adversely affect such qualified or exempt status; (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Telemate Benefit Plan; (iv) Telemate has not incurred any liability for any penalty or tax arising under Section 4971, 4972, 4980, 4980B or 6652 of the Code or any liability under Section 502 of ERISA, and no fact or event exists which could give rise to any such liability; (v) no complete or partial termination has occurred within the five years preceding the date hereof with respect to any Telemate Benefit Plan; (vi) no Telemate Benefit Plan is subject to Title IV of ERISA; (vii) none of the assets of Telemate is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, Telemate has not been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code, and no fact or event exists which could give rise to any such lien or requirement to post any such security; (viii) all contributions, premiums or payments required to be made with respect to any Telemate Benefit Plan have been made on or before their due dates; and (ix) all such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any government entity and no fact or event exists which could give rise to any such challenge or disallowance.

      (e)  Telemate is not a party to any collective bargaining or other labor union contract applicable to persons employed by Telemate and no collective bargaining agreement is being negotiated by Telemate or any Subsidiary of Telemate. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against Telemate pending or, to the knowledge of Telemate, threatened which may interfere with the respective business activities of Telemate, except where such dispute, strike or work stoppage would not reasonably be expected to have a Telemate Material Adverse Effect. As of the date of this Agreement, to the knowledge of Telemate, there is no charge or complaint against Telemate pending before the National Labor Relations Board or any comparable governmental entity pending or threatened in writing, except where such unfair labor practice, charge or complaint would not reasonably be expected to have a Telemate Material Adverse Effect.

      (f)  Telemate has delivered or made available to Parent true, complete and correct copies of (i) all employment agreements with officers and all consulting agreements of Telemate providing for annual compensation in excess of $100,000, (ii) all severance plans, agreements, programs and policies of Telemate with or relating to its employees or consultants, and (iii) all plans, programs, agreements and other arrangements of Telemate with or relating to its employees or consultants which contain “change of control” provisions.

      (g)  No employee of Telemate will be entitled to any additional benefits or any acceleration of the time of payment or vesting of any benefits under any Telemate Benefit Plan as a result of the Transactions. No amount payable, or economic benefit provided, by Telemate (including any acceleration of the time of payment or vesting of any benefit) could be considered an “excess parachute payment” under Section 280G of the Code. No person is entitled to receive any additional payment from Telemate or any other person in the event that the excise tax of Section 4999 of the Code is imposed on such person.

      Section 3.6  Certain Tax Matters. Neither Telemate nor, to the knowledge of Telemate, any of its affiliates has taken, agreed to take, or intends to take, any action that would reasonably be expected to prevent the Merger from constituting a transaction qualifying under Section 368 of the Code. Telemate is not aware of any agreement, plan or other circumstances that would reasonably be expected to prevent the Merger from so qualifying under Section 368 of the Code.

      Section 3.7  Contracts; Debt Instruments. There is no contract or agreement that is material to the business, financial condition or results of operations of Telemate that has not been disclosed in the Telemate SEC Reports. Telemate is not in violation of or in default under (nor does there exist any condition which with the passage of time or the giving of notice would reasonably be expected to cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture or lease, or any other contract, license, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect. Set forth in Section 3.7 of the Telemate Disclosure Schedule is a description of any material changes to the amount and terms of the indebtedness of Telemate and its subsidiaries as described in the notes to the financial statements incorporated in Telemate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

      Section 3.8  Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Telemate, threatened against Telemate before any governmental entity that would reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect, and, except as disclosed to Parent, to the knowledge of Telemate, there are no existing facts or circumstances that would reasonably be expected to result in such a suit, claim, action, proceeding or investigation. Except as disclosed to Parent, Telemate is not aware of any facts or circumstances which would reasonably be expected to result in the denial of insurance coverage under policies issued to Telemate in respect of such suits, claims, actions, proceedings and investigations for which Telemate has a reasonable expectation of obtaining insurance coverage, except in any case as would not reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect or as a result of the execution of this Agreement and consummation of transactions hereunder. Telemate is not subject to any outstanding order, writ, injunction or decree which would reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect.

      Section 3.9  Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect, (i) Telemate owns or possesses adequate licenses or other valid rights to use all patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade dress, trade name rights, copyrights and copyright registrations and applications, copyright rights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the business of Telemate as currently conducted (collectively, the “Telemate IP”), free and clear of all liens, and (ii) Telemate is unaware of any assertion or claim challenging the ownership, use or validity of any of the foregoing. Section 3.9 of the

Telemate Disclosure Schedule contains a complete list of all Telemate IP. The licenses associated with the Telemate IP are valid and binding obligations of Telemate, enforceable in accordance with their terms, and there are no material breaches or defaults thereunder. To the knowledge of Telemate, the conduct of the business of Telemate as currently conducted does not infringe upon any patent, patent right, license, trademark, trademark right, trade dress, trade name, trade name right, service mark, copyright or copyright right of any third party that would reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect. To the knowledge of Telemate, there are no infringements of any proprietary rights owned by or licensed by or to Telemate that could reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect.

      Section 3.10  Taxes. Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Telemate Material Adverse Effect, (i) Telemate has timely filed or shall timely file all returns and reports required to be filed by it with any taxing authority, taking into account any extension of time to file granted to or obtained on behalf of Telemate, (ii) all taxes shown to be payable on such returns or reports have been or will be paid, (iii) as of the date hereof, no deficiencies for any amount of tax have been asserted or assessed by any taxing authority against Telemate that are not adequately reserved for, and (iv) the most recent financial statements contained in the Telemate SEC Reports reflect an adequate reserve in accordance with GAAP for all taxes payable by Telemate for all taxable periods and portions thereof accrued through the date of such financial statements.

      Section 3.11  Interested Party Transactions. Except for transactions of the type described in the Telemate SEC Reports which have occurred since December 31, 2000, in the ordinary course of business, since December 31, 2000, no executive officer, director or Shareholder of Telemate has engaged in any business dealings with Telemate (other than any such business dealings that would not be required to be disclosed in a proxy statement satisfying the requirements of Regulation 14A promulgated under the Exchange Act filed on the date hereof).

      Section 3.12  Absence of Certain Changes or Events. Since December 31, 2000, there has not been (i) any change that would result in a Telemate Material Adverse Effect , (ii) any event or occurrence which, insofar as can be reasonably foreseen, would in the future result in a Telemate Material Adverse Effect, or (iii) any entry into a commitment or transaction material to Telemate taken as a whole (including any merger, acquisition, borrowing of money or sales of assets), except in the ordinary course of business consistent with past practice or undertaken with the knowledge of Parent.

      Section 3.13  Registration Statement and Proxy Statement. None of the information to be supplied by Telemate for inclusion in (i) the Registration Statement on Form S-4 to be filed under the Securities Act with the SEC in connection with the Merger for the purpose of registering the shares of Parent Common Stock to be issued in the Merger (the “Registration Statement”) or (ii) the proxy statement to be distributed in connection with Telemate’s and Parent’s meetings of their respective Shareholders to vote upon this Agreement and the Transactions, and any amendments thereof or supplements thereto (the “Proxy Statement” and, together with the prospectus included in the Registration Statement, the “Joint Proxy Statement/ Prospectus”) will, in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the meetings of shareholders of Parent and Telemate to be held in connection with the Transactions, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meetings of the shareholders of Parent and Telemate, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements, in the light of the circumstances under which they are made, not misleading.

      Section 3.14  Reorganization. Telemate has not willfully taken or agreed to take any action, nor does it intend to take or have any knowledge of any fact or circumstance, that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

      Section 3.15  Brokers and Finders. Telemate has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Telemate to pay any finder’s fees, brokerage or agent commissions or other like payments in connection with the Transactions, except The Robinson-Humphrey Company, LLC (“Robinson-Humphrey”), whose fees and expenses will be paid by

Telemate in accordance with Telemate’s agreement with Robinson-Humphrey, based upon arrangements made by or on behalf of Telemate and previously disclosed to Parent.

      Section 3.16  Opinion of Financial Advisor. Robinson-Humphrey has rendered an opinion to the Board of Directors of Telemate to the effect that, as of the date hereof, the Merger Consideration is fair to the holders of Telemate Common Stock from a financial point of view; it being understood and acknowledged by Telemate that such opinion has been rendered for the benefit of the Board of Directors of Telemate and is not intended to, and may not, be relied upon by Parent, its affiliates or their respective Subsidiaries. Robinson-Humphrey has authorized the inclusion of its opinion in the Joint Proxy Statement/ Prospectus.

      Section 3.17  Hazardous Substances and Hazardous Waste.

      (a)  There is not now, nor has there ever been, any disposal, release or threatened release of Hazardous Material (as defined below) on, from or under properties now or ever owned or leased by or to Telemate (the “Telemate Properties”), and there has not been generated by or on behalf of Telemate any Hazardous Material that would result in a material adverse effect to the business of Telemate. No Hazardous Material has been disposed of or allowed to be disposed of by Telemate, by any other party, on or off any of the Telemate Properties during the period that Telemate owned or leased the property which may give rise under applicable Environmental Law to a clean-up responsibility, personal injury liability or property damage claim against Telemate or Telemate being named a potentially responsible party for any such clean-up costs, personal injuries or property damage or create any cause of action by any third party against Telemate. For purposes of this subsection, the terms “disposal,” “release,” and “threatened release” shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. The term “Hazardous Material” means any material or substance which is (i) defined as a “hazardous waste” or a “hazardous substance” under applicable Law, (ii) designated as a “hazardous substance” pursuant to Section 311 of the Federal Water Pollution Control Act, (iii) defined as a “hazardous waste” pursuant to Section 1004 of the Federal Resource Conservation and Recovery Act, or (iv) defined as a “hazardous substance” pursuant to Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. The term “Environmental Laws” means any law, statute, ordinance, rule or regulation of any governmental authority for which the primary purpose is to control pollution and protect the environment, including the statutes referenced above in this paragraph.

      (b)  None of Telemate’s operations at the Telemate Properties is (or, with respect to past Telemate Properties and Telemate Properties of former Subsidiaries, was at the time of disposition) in violation of any Environmental Law (with respect to past Telemate Properties and Telemate Properties of former Subsidiaries, Environmental Laws in effect at the time of disposition) relating to industrial hygiene or to the environmental conditions on, under or about such Telemate Properties, including soil and ground water condition, and there are (or at the time of disposition there were) no underground tanks or related piping, conduits or related structures used by Telemate in the conduct of its business at such properties. During the period that Telemate owned or leased the Telemate Properties, neither Telemate nor any third party used, generated, manufactured or stored on, under or about such Telemate Properties or transported to or from such Telemate Properties any Hazardous Material.

      Section 3.18  Disclosure. The representations and warranties of Telemate in this Agreement do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

AND TITAN ACQUIRING SUB

      Except as disclosed in the Parent SEC Reports (as defined in Section 4.5 hereof) or as set forth in the Parent Disclosure Schedule delivered by Parent to Telemate prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in such schedules shall be deemed disclosure with respect to any section of this Agreement to which the reference of such item is reasonably apparent), Parent and Titan Acquiring Sub jointly and severally represent and warrant to Telemate that the following statements are true and correct as of the date hereof.

      Section 4.1  Organization and Qualification. Each of Parent and Titan Acquiring Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Titan Acquiring Sub is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing will not, when taken together with all other such failures, have, or be reasonably expected to have, a material adverse effect on the business, operations, properties, assets, condition (financial or other) or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, circumstance or effect (i) relating to or resulting from the economy or securities markets in general, (ii) relating to or resulting from the industries in which Telemate or Parent operate and not uniquely relating to Telemate or Parent, or (iii) resulting from the announcement or existence of this Agreement or the Transactions (a “Parent Material Adverse Effect”), and copies of good standing certificates evidencing such qualification will be delivered to Telemate at or prior to the Closing, in each case bearing a date within 30 days prior to the Closing Date.

      Section 4.2  Capitalization.

      (a)  On May 3, 2001, the authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock, $.01 par value per share, and 1,000,000 shares of preferred stock, par value $.01 per share (“Parent Preferred Stock”). As of May 3, 2001, (i) 51,257,418 shares of Parent Common Stock were issued and outstanding, all of which were validly issued and are fully paid, nonassessable and free of preemptive rights, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 11,811,726 shares of Parent Common Stock were reserved for issuance pursuant to one or more plans of Parent governing the issuance and administration of Parent Options (the “Parent Option Plans”), (iv) 20,775,204 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding warrants and options not issued under the Parent Option Plans, and (v) 1,420,618 shares of Parent Common Stock were reserved for issuance upon conversion of outstanding convertible debentures and outstanding convertible notes.

      (b)  Except as set forth in subsection (a) above, Section 4.2 of the Parent Disclosure Schedule, or as otherwise contemplated by this Agreement, there are no outstanding subscriptions, options, calls, contracts, commitments, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Parent or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such agreement or commitment. Except as otherwise disclosed in the Parent SEC Reports, there are no voting trusts, proxies or other agreements or understandings to which Parent or any of its Subsidiaries is a party or is bound with respect to the voting of any shares of capital stock of Parent.

      Section 4.3  Subsidiaries. Identified on Schedule 4.3 of the Parent Disclosure Schedule is each direct and indirect Subsidiary of Parent. Each such Subsidiary (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted; and (ii) is qualified to do business, and is in good standing, in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, all such qualifications being listed in Section 4.3 of the Parent Disclosure Schedule, except in all cases where the failure to be so qualified and in good standing would not, when taken together with all such other failures, result in a Parent Material Adverse Effect. At or prior to Closing, copies of good standing certificates evidencing such qualification will be delivered to Telemate in each case bearing a date within 30 days prior to the Closing Date. All of the outstanding shares of capital stock or other equity interests of each Subsidiary of Parent are validly issued, fully paid, nonassessable and free of preemptive rights, and are owned directly or indirectly by Parent, free and clear of any liens, claims or encumbrances, except that such shares are pledged to secure Parent’s credit facilities. There are no subscriptions, options, warrants, rights, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting, transfer, ownership or other rights with respect to any shares of capital stock or other equity interests of any corporate Subsidiary of Parent, including any right of conversion or exchange under any outstanding security, instrument or agreement.

      Section 4.4  Authority; Non-Contravention; Approvals.

      (a)  Each of Parent and Titan Acquiring Sub has full corporate power and authority to enter into this Agreement and, subject to the Parent Shareholders’ Approval (as defined in Section 6.3(b)) and the Parent Required Statutory Approvals (as defined in Section 4.4(c)), to consummate the Transactions. This Agreement has been approved by the Board of Directors of each of Parent and Titan Acquiring Sub, and no other corporate proceeding on the part of Parent or Titan Acquiring Sub, is necessary to authorize the execution and delivery of this Agreement and, except for the Parent Shareholders’ Approval, the consummation by Parent and Titan Acquiring Sub of the Transactions. This Agreement has been duly executed and delivered by each of Parent and Titan Acquiring Sub and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid and legally binding agreement of each of Parent and Titan Acquiring Sub, enforceable against each in accordance with its terms.

      (b)  The execution and delivery of this Agreement by each of Parent and Titan Acquiring Sub do not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or by-laws of Parent or any of its Subsidiaries (subject to the approval of the Capital Increase (as defined in Section 6.3(b))), (ii) other than as provided in Section 4.4(c), any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (iii) except as set forth in Section 4.4(b) of the Parent Disclosure Schedule, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Parent or any of its Subsidiaries is now a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound or affected. The consummation by each of Parent and Titan Acquiring Sub of the Transactions will not result in any violation, conflict, breach, termination, acceleration or creation of liens under the immediately preceding sentence, subject (A) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) the Parent Required Statutory Approvals and the Parent Shareholder’s Approval and (B) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents required from commercial lenders, lessors or other third parties. Excluded from the foregoing sentences of this paragraph (b), insofar as they apply to the terms, conditions or provisions described in clauses (ii) and (iii) of the first sentence of this paragraph (b) (and whether resulting from such execution and delivery or consummation), are such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that would not, in the aggregate, result in a Parent Material Adverse Effect.

      (c)  Except for (i) the filing of the Registration Statement and Joint Proxy Statement/ Prospectus with the SEC pursuant to the Exchange Act and the Securities Act, and the declaration of the effectiveness thereof by the SEC and filings with various or approvals from state blue sky authorities, (ii) the making of the Merger Filing, (iii) and any required filings with or approvals from the NASDAQ or NASD (the filings and approvals referred to in clauses (i) through (iii) are collectively referred to as the “Parent Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Transactions, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, result in a Parent Material Adverse Effect.

      Section 4.5  Reports and Financial Statements. Since January 1, 1998, Parent has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act, the Exchange Act and the respective rules and regulations thereunder, all of which, as amended if applicable, complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. No Subsidiary of Parent is required to file any form, report or other document with the SEC. Parent has previously made available to Telemate, via its EDGAR filings where available, copies (including all exhibits, post-effective amendments and supplements thereto) of its (a) Annual Reports on Form 10-K (as amended on Form 10-K/A) for the fiscal years ended December 31, 2000, 1999 and 1998 as filed with the SEC, (b) proxy and information statements relating to (i) all meetings of its shareholders (whether annual or special) and (ii) actions by written consent in lieu of a shareholders’ meeting, in each case from January 1, 1998, until the date hereof, and (c) all other reports, including quarterly reports, and registration statements filed by Parent with the SEC since January 1, 1998 (the documents referred to in clauses (a), (b) and (c) are collectively referred to as the “Parent SEC Reports”). As of their respective dates, the Parent SEC Reports did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited financial statements for the fiscal year ended December 31, 2000, and the two prior fiscal years (collectively, the “Parent Financial Statements”), have been prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto) and fairly present the financial position of Parent and its Subsidiaries as of the dates thereof and the results of their operations and changes in financial position for the periods then ended.

      Section 4.6  Employee Benefit Plans; Labor Matters; No Parachute Payments.

      (a)  Section 4.6(a) of the Parent Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, whether legally enforceable or not, to which Parent or any Subsidiary of Parent is a party, with respect to which Parent or any Subsidiary of Parent has any obligation or which are maintained, contributed to or sponsored by Parent or any Subsidiary of Parent for the benefit of any current or former employee, officer or director of Parent or any Subsidiary of Parent (collectively, the “Parent Benefit Plans”). With respect to each Parent Benefit Plan, Parent has delivered, or prior to Closing will deliver, or make available to Parent a true, complete and correct copy of (i) such Parent Benefit Plan and the most recent summary plan description related to such Parent Benefit Plan, if a summary plan description is required therefor, (ii) each trust agreement or other funding arrangement relating to such Parent Benefit Plan, (iii) the most recent annual report (Form 5500) filed with the IRS with respect to such Parent Benefit Plan, (iv) the most recent actuarial report or financial statement relating to such Parent Benefit Plan and (v) the most recent determination letter issued by the IRS with respect to such Parent Benefit Plan, if it is qualified under Section 401(a) of the Code. Neither Parent nor any Subsidiary of Parent has any express or implied commitment, whether legally enforceable or not, (i) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide compensation or benefits to any individual or (iii) to modify, change or terminate any Parent Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

      (b)  None of the Parent Benefit Plans is a Multiemployer Plan or a Multiple Employer Plan. None of the Parent Benefit Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of Parent or any Subsidiary of Parent.

      (c)  Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and all contributions required to be made under the terms of any of the Parent Benefit Plans as of the date of this Agreement have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in Parent SEC Reports prior to the date of this Agreement. With respect to the Parent Benefit Plans, no event has occurred and, to the knowledge of Parent, there exists no condition or set of circumstances in connection with which Parent or any Subsidiary of Parent could be subject to any liability under the terms of such Parent Benefit Plans, ERISA, the Code or any other applicable law which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No legal action, suit or claim is pending or, to the knowledge of Parent, threatened with respect to any Parent Benefit Plan (other than claims for benefits in the ordinary course).

      (d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) each Parent Benefit Plan which is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS that it is so qualified and each trust established in connection with any Parent Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and no fact or event has occurred since the date of such determination letter from the IRS to adversely affect the qualified status of any such Parent Benefit Plan or the exempt status of any such trust; (ii) each trust maintained or contributed to by Parent or any Subsidiary of Parent which is intended to be qualified as a voluntary employees’ beneficiary association and which is intended to be exempt from federal income taxation under Section 501(c)(9) of the Code has received a favorable determination letter from the IRS that it is so qualified and so exempt, and no fact or event has occurred since the date of such determination by the IRS to adversely affect such qualified or exempt status; (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Parent Benefit Plan; (iv) neither Parent nor any Subsidiary of Parent has incurred any liability for any penalty or tax arising under Section 4971, 4972, 4980, 4980B or 6652 of the Code or any liability under Section 502 of ERISA, and no fact or event exists which could give rise to any such liability; (v) no complete or partial termination has occurred within the five years preceding the date hereof with respect to any Parent Benefit Plan; (vi) no Parent Benefit Plan is subject to Title IV of ERISA; (vii) none of the assets of Parent or any Subsidiary of Parent is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither Parent nor any Subsidiary of Parent has been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code, and no fact or event exists which could give rise to any such lien or requirement to post any such security; (viii) all contributions, premiums or payments required to be made with respect to any Parent Benefit Plan have been made on or before their due dates; and (ix) all such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any government entity and no fact or event exists which could give rise to any such challenge or disallowance.

      (e)  Neither Parent nor any Subsidiary of Parent is a party to any collective bargaining or other labor union contract applicable to persons employed by Parent or any Subsidiary of Parent and no collective bargaining agreement is being negotiated by Parent or any Subsidiary of Parent. As of the date of this Agreement, there is no labor dispute, strike or work stoppage against Parent or any Subsidiary of Parent pending or, to the knowledge of Parent, threatened which may interfere with the respective business activities of Parent or any Subsidiary of Parent, except where such dispute, strike or work stoppage would not reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, to the knowledge of Parent, there is no charge or complaint against Parent or any Subsidiary of Parent pending before the National Labor Relations Board or any comparable governmental entity pending or threatened in writing, except where such unfair labor practice, charge or complaint would not reasonably be expected to have a Parent Material Adverse Effect.

      (f)  Parent has delivered or made available to Parent true, complete and correct copies of (i) all employment agreements with officers and all consulting agreements of Parent and each Subsidiary of Parent providing for annual compensation in excess of $100,000, (ii) all severance plans, agreements, programs and policies of Parent and each Subsidiary of Parent with or relating to their respective employees or consultants, and (iii) all plans, programs, agreements and other arrangements of Parent and each Subsidiary of Parent with or relating to their respective employees or consultants which contain “change of control” provisions.

      (g)  No employee of Parent or its Subsidiaries will be entitled to any additional benefits or an acceleration of the time of payment or vesting of any benefits under any of Parent Benefit Plan as a result of the Transactions. No amount payable, or economic benefit provided, by Parent or its Subsidiaries (including any acceleration of the time of payment or vesting of any benefit) could be considered an “excess parachute payment” under Section 280G of the Code. No person is entitled to receive any additional payment from

Parent or its Subsidiaries or any other person in the event that the excise tax of Section 4999 of the Code is imposed on such person.

      Section 4.7  Certain Tax Matters. Neither Parent nor, to the knowledge of Parent, any of its affiliates has taken, or agreed to take, or intends to take any action that would reasonably be expected to prevent the Merger from constituting a transaction qualifying under Section 368 of the Code. Parent is not aware of any agreement, plan or other circumstances that would reasonably be expected to prevent the Merger from so qualifying under Section 368 of the Code.

      Section 4.8  Contracts; Debt Instruments. There is no contract or agreement that is material to the business, financial condition or results of operations of Parent and its Subsidiaries taken as a whole. Neither Parent nor any Subsidiary of Parent is in violation of or in default under (nor does there exist any condition which with the passage of time or the giving of notice would reasonably be expected to cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture or lease, or any other contract, license, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Set forth in Schedule 4.8 is a description of any material changes to the amount and terms of the indebtedness of Parent and its subsidiaries as described in the notes to the financial statements incorporated in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

      Section 4.9  Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent or any Subsidiary of Parent before any governmental entity that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and, except as disclosed to Parent, to the knowledge of Parent, there are no existing facts or circumstances that would reasonably be expected to result in such a suit, claim, action, proceeding or investigation. Except as disclosed to Telemate, Parent is not aware of any facts or circumstances which would reasonably be expected to result in the denial of insurance coverage under policies issued to Parent and its Subsidiaries in respect of such suits, claims, actions, proceedings and investigations for which Parent has a reasonable expectation of obtaining insurance coverage, except in any case as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or as a result of the execution of this Agreement and consummation of transactions hereunder. Neither Parent nor any Subsidiary of Parent is subject to any outstanding order, writ, injunction or decree which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

      Section 4.10  Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade dress, trade name rights, copyrights and copyright registrations and applications, copyright rights, service marks, trade secrets, applications for trademarks and for service marks, know-how and other proprietary rights and information used or held for use in connection with the respective businesses of Parent and its Subsidiaries as currently conducted (collectively, the “Parent IP”), free and clear of all liens other than those in favor of PNC Bank, National Association (“PNC”), and (ii) Parent is unaware of any assertion or claim challenging the ownership, use or validity of any of the foregoing. The licenses associated with the Parent IP are valid and binding obligations of Parent, enforceable in accordance with their terms, and there are no material breaches or defaults thereunder. The conduct of the respective businesses of Parent and its Subsidiaries as currently conducted does not infringe upon any patent, patent right, license, trademark, trademark right, trade dress, trade name, trade name right, service mark, copyright or copyright right of any third party that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there are no infringements of any proprietary rights owned by or licensed by or to Parent or any Subsidiary of Parent that could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

      Section 4.11  Taxes. Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries has timely filed or shall timely file all returns and reports required to be filed by it with any taxing authority, taking into account any extension of time to file granted to or obtained on behalf of Parent and its Subsidiaries, (ii) all taxes shown to be payable on such returns or reports have been or will be paid, (iii) as of the date hereof, no deficiencies for any amount of tax have been asserted or assessed by any taxing authority against Parent or any Subsidiary of Parent that are not adequately reserved for, and (iv) the most recent financial statements contained in the Parent SEC Reports reflect an adequate reserve in accordance with GAAP for all taxes payable by Parent and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

      Section 4.12  Interested Party Transactions. Except for transactions of the type described in the Parent SEC Reports which have occurred since December 31, 2000, in the ordinary course of business, since December 31, 2000, no executive officer, director or shareholder of Parent or any of its Subsidiaries has engaged in any business dealings with Parent or any of its Subsidiaries (other than any such business dealings that would not required to be disclosed in a proxy statement satisfying the requirements of Regulation 14A promulgated under the Exchange Act filed on the date hereof).

      Section 4.13  Absence of Certain Changes or Events. Since December 31, 2000, there has not been (i) any change that would result in a Parent Material Adverse Effect, (ii) any event or occurrence which, insofar as can be reasonably foreseen, would in the future result in a Parent Material Adverse Effect, or (iii) any entry into a commitment or transaction material to Parent and its Subsidiaries taken as a whole (including any merger, acquisition, borrowing of money or sales of assets), except in the ordinary course of business consistent with past practice.

      Section 4.14  Registration Statement and Proxy Statement. None of the information to be supplied by Parent or its Subsidiaries for inclusion in (i) the Registration Statement or (ii) Joint Proxy Statement/ Prospectus will, in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement, and at the time of the meetings of shareholders of Parent and Telemate to be held in connection with the Transactions, or, in the case of the Registration Statement, as amended or supplemented, at the time it becomes effective and at the time of such meetings of the Shareholders of Telemate and Parent, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will, as of its mailing date, comply as to form in all material respects with all applicable laws, including the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent with respect to information supplied by Telemate or the Shareholders of Telemate for inclusion in the Joint Proxy Statement/ Prospectus.

      Section 4.15  Reorganization. None of Parent or its Subsidiaries has taken, agreed to take, or intends to take any action or has any knowledge of any fact or circumstance that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

      Section 4.16  Brokers and Finders. Parent has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Parent to pay any finder’s fees, brokerage or agent commissions or other like payments in connection with the Transactions, except C.E. Unterberg, Towbin (“Parent Banker”), whose fees and expenses will be paid by Parent in accordance with Parent’s agreement with Parent Banker, based upon arrangements made by or on behalf of Parent and previously disclosed to Telemate.

      Section 4.17  Opinion of Financial Advisor. Parent Banker has rendered an opinion to the Board of Directors of Parent to the effect that, as of the date hereof, the Exchange Ratio is fair to the holders of Parent Common Stock from a financial point of view; it being understood and acknowledged by Parent that such opinion has been rendered for the benefit of the Board of Directors of Parent and is not intended to, and may not, be relied upon by Telemate, its affiliates or their respective Subsidiaries. Parent Banker has authorized the inclusion of its opinion in the Joint Proxy Statement/ Prospectus.

      Section 4.18  Hazardous Substances and Hazardous Waste.

      (a)  There is not now, nor has there ever been, any disposal, release or threatened release of Hazardous Material (as defined below) on, from or under properties now or ever owned or leased by or to Parent or its Subsidiaries (the “Parent Properties”), and there has not been generated by or on behalf of Parent or its Subsidiaries any Hazardous Material that would result in a material adverse effect to the business of Parent or its Subsidiaries, taken as a whole. No Hazardous Material has been disposed of or allowed to be disposed of by Parent or its Subsidiaries, by any other party, on or off any of the Parent Properties during the period that Parent or its Subsidiaries owned or leased the property which may give rise under applicable Environmental Law to a clean-up responsibility, personal injury liability or property damage claim against Parent or its Subsidiaries or Parent or its Subsidiaries being named a potentially responsible party for any such clean-up costs, personal injuries or property damage or create any cause of action by any third party against Parent or its Subsidiaries. For purposes of this subsection, the terms “disposal,” “release,” and “threatened release” shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. The term “Hazardous Material” means any material or substance which is (i) defined as a “hazardous waste” or a “hazardous substance” under applicable Law, (ii) designated as a “hazardous substance” pursuant to Section 311 of the Federal Water Pollution Control Act, (iii) defined as a “hazardous waste” pursuant to Section 1004 of the Federal Resource Conservation and Recovery Act, or (iv) defined as a “hazardous substance” pursuant to Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. The term “Environmental Laws” means any law, statute, ordinance, rule or regulation of any governmental authority for which the primary purpose is to control pollution and protect the environment, including the statutes referenced above in this paragraph.

      (b)  None of Parent or its Subsidiaries’ operations at the Parent Properties is (or, with respect to past Parent Properties and Parent Properties of former Subsidiaries, was at the time of disposition) in violation of any Environmental Law (with respect to past Parent Properties and Parent Properties of former Subsidiaries, Environmental Laws in effect at the time of disposition) relating to industrial hygiene or to the environmental conditions on, under or about such Parent Properties, including soil and ground water condition and there are (or at the time of disposition there were) no underground tanks or related piping, conduits or related structures used by Parent or its Subsidiaries in the conduct of its business at such properties. During the period that Parent or its Subsidiaries owned or leased the Parent Properties, neither Parent nor its Subsidiaries nor any third party used, generated, manufactured or stored on, under or about such Parent Properties or transported to or from such Parent Properties any Hazardous Material.

      Section 4.19  Titan Acquiring Sub Operations. Titan Acquiring Sub was formed solely for the purpose of engaging in the Transactions and has not (a) engaged in any business activities, (b) conducted any operations other than in connection with the Transactions or (c) incurred any liabilities other than in connection with the Transactions.

      Section 4.20  Disclosure. To the knowledge of Parent and Titan Acquiring Sub, the representations and warranties of Parent and Titan Acquiring Sub in this Agreement do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein not misleading.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

      Section 5.1  Transition Matters.

      (a)  Upon the execution and delivery of this Agreement, Telemate and Parent shall establish a committee (the “Steering Committee”) for the purpose of, to the extent permitted by applicable laws, facilitating the full exchange of information concerning the business, operations, capital spending, budgets, and financial results of Parent and Telemate between such date and the Closing Date (the “Interim Period”) and otherwise facilitating the efficient transition and combination of the respective businesses of Parent and Telemate as promptly as practicable following the Closing. The Steering Committee at all times shall consist of two individuals to be designated from time to time by the Chairman of the Board of Directors of Parent and two individuals to be designated from time to time by the Chairman of the Board of Directors of Telemate and will be chaired by Parent. All material decisions of the Steering Committee, which shall be dissolved as of the Closing, shall be mutually agreed upon by Parent and Telemate and shall be deemed to be in compliance with Telemate’s obligations and covenants set forth in Section 5.2 hereof.

      (b)  Telemate shall indemnify and hold harmless Parent and those employees of Parent who render services to Telemate during the Interim Period under this Agreement (including those employees who serve on the Steering Committee) from and against any claims or liabilities asserted against them relating to their services to Telemate hereunder (and Telemate hereby forever releases Parent and such persons from any claims by or liabilities to Telemate arising from or relating to such services), provided that (i) such claims or liabilities did not result from acts or omissions (x) not in good faith or (y) which involve intentional misconduct or a knowing violation of law and (ii) such services were rendered in a manner reasonably and in good faith believed to be in or not opposed to the best interests of Telemate.

      (c)  Parent shall indemnify and hold harmless Telemate and those employees of Telemate who render services to Parent during the Interim Period under this Agreement (including those employees who serve on the Steering Committee) from and against any claims or liabilities asserted against them relating to their services to Parent hereunder (and Parent hereby forever releases Telemate and such persons from any claims by or liabilities to Parent arising from or relating to such services), provided that (i) such claims or liabilities did not result from acts or omissions (x) not in good faith or (y) which involve intentional misconduct or a knowing violation of law and (ii) such services were rendered in a manner reasonably and in good faith believed to be in or not opposed to the best interests of Parent.

      (d)  During the Interim Period, Parent shall cause all of its employees made available to Telemate pursuant to this Agreement to use their best efforts to (i) avoid doing anything to the competitive disadvantage of Telemate vis-à-vis Parent, (ii) not use to the advantage of Parent any confidential information of Telemate obtained while performing services for or on behalf of Telemate, (iii) not solicit any employees of Telemate to terminate their relationship with Telemate, and (iv) if requested by Telemate to do so, cause each such employee of Parent to execute confidentiality and non-solicitation agreements in customary form in accordance with the foregoing.

      (e)  During the Interim Period, Telemate shall cause all of its employees made available to Parent pursuant to this Agreement to use their best efforts to (i) avoid doing anything to the competitive disadvantage of Parent vis-à-vis Telemate, (ii) not use to the advantage of Telemate any confidential information of Parent obtained while performing services for or on behalf of Parent, (iii) not solicit any employees of Parent to terminate their relationship with Parent, and (iv) if requested by Parent to do so, cause each such employee of Telemate to execute confidentiality and non-solicitation agreements in customary form in accordance with the foregoing.

      Section 5.2  Conduct of Business By Parent and Telemate Pending the Merger. Subject to Section 5.1 above, or except as otherwise contemplated by this Agreement or disclosed in the Telemate Disclosure Schedule, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, each of the Companies shall, and shall cause each of their Subsidiaries to:

(a) conduct their respective businesses in the ordinary and usual course of business and consistent with the immediate past practice unless specifically directed or approved by the Steering Committee during the Interim Period;

(b) not (i) amend or propose to amend their respective Articles of Incorporation or Bylaws (or comparable organizational documents), (ii) split, combine or reclassify their outstanding capital stock other than as set forth in Section 6.13 hereof, (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, except for the payment of dividends or distributions to a Company by a wholly-owned Subsidiary of such Company other than in connection with the issuance of Parent Preferred Stock in accordance with the Preferred Stock Purchase Agreement, or (iv) repurchase any shares of their outstanding capital stock;

(c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock other than as set forth in Schedule 5.2(c) of the Telemate Disclosure Schedule, except that (i) each Company may (A) grant options to non-executive employees and (B) issue shares upon the exercise of outstanding options and warrants or pursuant to existing agreements (and may extend loans to satisfy the exercise price of such options or warrants only with the prior approval of Parent, which approval shall not be unreasonably withheld or delayed), and (ii) Parent may issue, agree to issue and sell shares of Parent Common Stock, warrants to acquire shares of Parent Common Stock, Parent Preferred Stock or other securities of Parent, provided that the aggregate consideration therefor does not exceed $20 million (excluding the shares of Parent Preferred Stock issuable pursuant to the Preferred Stock Purchase Agreement), and provided further that Parent shall give to the Chief Executive Officer of Telemate reasonable prior notice of such transaction or transactions;

(d) not (i) assume, incur or become contingently liable with respect to any indebtedness for borrowed money other than (A) borrowings in the ordinary course of business (other than pursuant to credit facilities) or borrowings under the existing credit facilities of each Company (the “Existing Credit Facilities”) up to the existing borrowing limit on the date hereof or (B) borrowings to refinance existing indebtedness on terms which are reasonably acceptable to the other Company, (ii) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock other than pursuant to an employee stock incentive plan of a Company and other than the acquisition by Telemate of up to $10 million aggregate principal amount of Parent Preferred Stock in accordance with the Preferred Stock Purchase Agreement, (iii) take or fail to take any action which action or failure to take action would cause either Company or their shareholders (except to the extent that any shareholders receive cash in lieu of fractional shares) to recognize gain or loss for federal income tax purposes as a result of the consummation of the Merger or would otherwise cause the Merger not to qualify as a reorganization under Section 368(a) of the Code, (iv) other than as set forth on Schedule 5.2(d) hereto, make any acquisition of any assets or businesses other than expenditures for current assets in the ordinary course of business and expenditures for fixed or capital assets in the ordinary course of business, and (v) sell, pledge, dispose of or encumber any material assets or businesses, or enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing;

(e) use all reasonable efforts to preserve intact their respective business organizations and goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with customers and others having business relationships with them and not engage in any action, directly or indirectly, with the intent to adversely impact the Transactions other than as set forth in Schedule 5.2(e) of the Telemate Disclosure Schedule;

(f) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or key employees, except in the ordinary course and consistent with past practice other than as set forth in Schedule 5.2(f) of the Telemate Disclosure Schedule;

(g) not adopt, enter into or amend any pension or retirement plan, trust or fund, except as required to comply with changes in applicable law and not adopt, enter into or amend in any material respect any bonus, profit sharing, compensation, stock option, deferred compensation, health care, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employees or retirees generally, other than in the ordinary course of business;

(h) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice; and

(i) not make, change or revoke any material tax election or make any material agreement or settlement regarding taxes with any taxing authority.

      Section 5.3  Acquisition Transactions.

      (a)  Each Company shall not, directly or indirectly, and shall instruct its officers, directors, employees, Subsidiaries, agents or advisors or other representatives (including any investment banker, attorney or accountant retained by it), not to, directly or indirectly, solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information), or take any other action knowingly to facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined in Section 5.3(b)), or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company or any Subsidiary, or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any Subsidiary, to take any such action; provided, however, that (i) nothing contained in this Section 5.3(a) shall prohibit the Board of Directors of the Company from complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer not made in violation of this Section 5.3(a), and (ii) if, after receiving the written opinion of outside legal counsel, the Board of Directors of the Company determines in good faith that failing to do so would violate its fiduciary duties, nothing contained in this Section 5.3(a) shall prohibit the Board of Directors of the Company from considering and negotiating (including furnishing nonpublic information) an unsolicited bona fide written acquisition proposal (the “Unsolicited Bid”) and from approving or recommending to the shareholders of the Company (and, in conjunction with such recommendation, withdrawing its recommendation of the Merger) such Unsolicited Bid which (A) was not received in violation of this Section 5.3(a), (B) if executed or consummated would be a Competing Transaction, (C) is not subject to financing or financing is, in the good faith judgment of the Board of Directors of the Company after consultation with its financial advisors, highly likely of being obtained, and (D) the Board of Directors of the Company determines in good faith, after receiving the written opinion of its financial advisor to such effect, that such Unsolicited Bid provides greater value to the Company’s shareholders than the Merger taking into consideration the financial impact of the termination provisions set forth in Section 8.1 hereof. Each Company shall use its best efforts to notify the other Company promptly, and in no event later than one day after receipt, if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made. The Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. Subject to the fiduciary duties of the Board of Directors of the Company, the Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. The Company shall use its best efforts to ensure that its officers, directors, employees, subsidiaries, agents and advisors or other representatives (including any investment banker, attorney or accountant retained by it) are aware of the restrictions described in this Section 5.3.

      (b)  For purposes of this Section 5.3, the term “Competing Transaction” shall mean any of the following involving either Company or any Subsidiary of either Company whose business constitutes 25% or more of the net revenues, net income or assets of such Company and its Subsidiaries, taken as a whole, as the case may be (other than the Merger contemplated by this Agreement):

(i) any merger, consolidation, share exchange, business combination or other similar transaction;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 15% or more of the assets of such party and its Subsidiaries, taken as a whole, to a third party in a single transaction or series of related transactions except for the sale of inventory in the ordinary course of business or a transaction approved by the Steering Committee during the Interim Period; or

(iii) any tender offer or exchange offer for 15% or more of the outstanding voting securities of such party or the filing of a registration statement under the Securities Act in connection therewith.

ARTICLE VI

ADDITIONAL AGREEMENTS

      Section 6.1  Access to Information.

      (a)  Subject to applicable law, Telemate shall afford to Parent and its respective accountants, counsel, financial advisors and other representatives (the “Parent Representatives”) and Parent and its Subsidiaries shall afford to Telemate and its accountants, counsel, financial advisors and other representatives (the “Telemate Representatives”) full access during normal business hours with reasonable notice throughout the period prior to the Effective Time to all of their respective properties, books, contracts, commitments and records (including tax returns) and, during such period, shall furnish promptly to one another (i) a copy of each report, schedule and other document filed or received by any of them pursuant to the requirements of federal or state securities laws or filed by any of them with the SEC in connection with the Transactions and (ii) such other information concerning their respective businesses, properties and personnel as either Company shall reasonably request; provided, however, that no investigation pursuant to this Section 6.1 shall amend or modify any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Telemate shall hold and shall use their reasonable best efforts to cause the Telemate Representatives to hold, and Parent and its Subsidiaries shall hold and shall use their reasonable best efforts to cause Parent Representatives to hold, in strict confidence all nonpublic documents and information furnished to each Company, in connection with the Transactions contemplated by this Agreement, except that (i) Telemate and Parent may disclose such information as may be necessary in connection with seeking the Telemate Required Statutory Approvals, Telemate Shareholders’ Approval, Parent Required Statutory Approvals and Parent Shareholders’ Approval, and (ii) each of Telemate and Parent may disclose any information that it is required by law or judicial or administrative order to disclose.

      (b)  In the event that this Agreement is terminated in accordance with its terms, each Company shall promptly redeliver to the other all nonpublic written material provided pursuant to this Section 6.1 and shall not retain any copies, extracts or other reproductions in whole or in part of such written material. In such event, all documents, memoranda, notes and other writings prepared by a Company based on the information in such material shall be destroyed (and each Company shall use their respective reasonable best efforts to cause their advisors and representatives to similarly destroy their documents, memoranda and notes), and such destruction (and reasonable best efforts) shall be certified in writing by an authorized officer supervising such destruction.

      Section 6.2  Registration Statement and Proxy Statement. Parent shall file with the SEC as soon as is reasonably practicable after the date hereof the Registration Statement and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall also take any action required to be taken under applicable state blue sky or securities laws in connection with the issuance of Parent Common Stock pursuant to this Agreement and shall use all reasonable efforts to obtain required approvals and clearance with respect thereto. Parent, Titan Acquiring Sub and Telemate shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the foregoing sentence. The information provided and to be provided by Parent and Telemate, respectively, for use in the Joint Proxy Statement/ Prospectus shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      Section 6.3  Shareholders’ Approvals.

      (a)  Subject to the fiduciary duties of the Board of Directors of Telemate under applicable law, Telemate shall, as promptly as practicable, submit this Agreement and the Transactions for the approval of its Shareholders at a meeting of Shareholders and shall use its best efforts to obtain Shareholder approval and adoption (the “Telemate Shareholders’ Approval”) of this Agreement and the Transactions. Subject to the fiduciary duties of the Board of Directors of Telemate under applicable law, such meeting of Shareholders shall be held as soon as practicable following the date upon which the Registration Statement becomes effective. Subject to the fiduciary duties of the Board of Directors of Telemate under applicable law, Telemate shall, through its Board of Directors, recommend to its shareholders approval of the Transactions.

      (b)  Subject to the fiduciary duties of the Board of Directors of Parent under applicable law, Parent shall, as promptly as practicable, submit this Agreement, the Transactions and a proposal to increase the number of authorized shares of Parent Common Stock to 200,000,000 shares (the “Capital Increase”) for the approval of its shareholders at a meeting of shareholders and shall use its best efforts to obtain shareholder approval and adoption (the “Parent Shareholders’ Approval”) of this Agreement, the Transactions and the Capital Increase. Subject to the fiduciary duties of the Board of Directors of Parent under applicable law, such meeting of shareholders shall be held as soon as practicable following the date upon which the Registration Statement becomes effective. Subject to the fiduciary duties of the Board of Directors of Parent under applicable law, Parent shall, through its Board of Directors, recommend to its shareholders approval of the Transactions and the Capital Increase.

      Section 6.4  Compliance with the Securities Act. Telemate shall use its best efforts to cause each officer, each director and each other person who is an “affiliate,” of Telemate, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (“Rule 145”), each of whom shall be listed in the Telemate Disclosure Schedule, to deliver to Parent, at or prior to the Effective Time a written agreement substantially in the form of Exhibit B hereto (an “Affiliate Agreement”) to the effect that such person will not offer to sell, sell or otherwise dispose of any shares of Parent Common Stock issued in the Merger, except, in each case, in accordance with the terms of the Affiliate Agreement and pursuant to an effective registration statement or in compliance with Rule 145, as amended from time to time, or in a transaction which, in the opinion of legal counsel satisfactory to Parent, is exempt from the registration requirements of the Securities Act.

      Section 6.5  Expenses and Fees. Expenses (as defined in this Section 6.5) incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, except that those Expenses incurred in connection with printing and filing the Registration Statement and the Joint Proxy Statement/ Prospectus shall be shared equally by Parent and Telemate. For purposes of this Agreement, the term “Expenses” shall mean, with respect to any party hereto, all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates, but excluding any allocation of overhead) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Merger, the preparation, printing, filing and mailing of the Registration Statement, and the Joint Proxy Statement/ Prospectus, the solicitation of shareholder or shareholder approvals and all other matters related to the Closing.

      Section 6.6  Agreement to Cooperate.

      (a)  Subject to the terms and conditions herein provided and subject to the fiduciary duties of the respective Boards of Directors of each Company, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of each Company and their respective Subsidiaries, all necessary or appropriate waivers, consents and approvals and SEC “no-action” letters to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible).

      (b)  In the event any litigation is commenced by any person or entity relating to the Transactions, either party shall have the right, at its own expense, to participate therein, and each Company will not settle any such litigation without the consent of the other, which consent will not be unreasonably withheld.

      (c)  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of Parent, Telemate and the Surviving Corporation shall take all such necessary action.

      (d)  Following the Effective Time, Parent shall conduct its business, and shall cause the Surviving Corporation to conduct its business, in a manner which would not jeopardize the characterization of the Merger as a reorganization described in Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. In this regard, Parent shall cause the Surviving Corporation to continue its historic business or use a significant portion of its historic business assets in a business within the meaning of Section 368 of the Code. Moreover, Parent does not have any present plan or intent to (a) sell or otherwise dispose of the stock of the Surviving Corporation except for transfers of stock to corporations controlled (within the meaning of Section 368(c) of the Code) by Parent, (b) reacquire any of its stock issued in connection with the Merger, (c) cause the Surviving Corporation to issue shares of stock of the Surviving Corporation that would result in Parent losing “control” (within the meaning of Section 368(c) of the Code) of the Surviving Corporation, or (d) take or refrain from taking, or permit the Surviving Corporation to take or refrain from taking, any other action that might otherwise cause the Merger not to be treated as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Parent and Titan Acquiring Sub will provide Telemate with certain factual representations of Parent and Titan Acquiring Sub reasonably requested by Telemate as necessary to confirm that Parent and Titan Acquiring Sub will not take any action on or after the Effective Time that would jeopardize the tax-free nature of the Merger.

      Section 6.7  Public Statements. Parent and Telemate shall consult with each other before issuing any press release or otherwise making any public announcement with respect to this Agreement, the Transactions or otherwise and shall not issue any such press release or make any such public statement without the prior written approval of the other of such Company, except to the extent required by applicable law or the requirements of the rules and regulations of NASDAQ, in which case the issuing Company shall use all reasonable efforts to consult with the other of such Company before issuing any such release or making any such public statement.

      Section 6.8  Notification of Certain Matters. Each of Parent and Telemate agrees to give prompt notice to the other of, and to use commercially reasonable efforts to remedy, (i) the occurrence or failure to occur of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect on the Closing Date and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder; provided, however, that the delivery of any notice pursuant to this Section 6.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      Section 6.9  Directors’ and Officers’ Indemnification.

      (a)  The indemnification provisions of the Articles of Incorporation and Bylaws of the Surviving Corporation as in effect at the Effective Time shall not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of Telemate. Parent hereby guarantees unconditionally the satisfaction of all such rights to indemnification. From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Telemate pursuant to any indemnification agreements between Telemate and its directors and officers in effect immediately prior to the Effective Time and any indemnification provisions under the Telemate Articles of Incorporation and Bylaws as in effect on the date hereof.

      (b)  In the event the Surviving Corporation or Parent or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation or Parent shall assume the obligations of the Surviving Corporation or the Parent, as the case may be, set forth in this Section 6.9.

      (c)  For a period of six years after the Effective Time, Parent shall cause to be maintained in effect for each director and officer of Telemate as of the Effective Time, liability insurance coverage with respect to matters arising at or prior to the Effective Time, in such amounts and containing such terms and conditions that are not materially less advantageous to such parties than the coverage applicable to such individuals immediately prior to the Effective Time.

      (d)  The rights of each indemnified party hereunder shall be in addition to, and not in limitation of, any other rights such indemnified party may have under the charter or Bylaws of Telemate, any indemnification agreement, under the GBCC, or otherwise. The provisions of this Section 6.9 shall survive the consummation of the Merger and expressly are intended to benefit each of the indemnified parties.

      Section 6.10  Corrections to the Joint Proxy Statement/ Prospectus and Registration Statement. Prior to the date of approval of the Merger by their respective shareholders, each of Telemate and Parent shall correct promptly any information provided by it to be used specifically in the Joint Proxy Statement/ Prospectus and Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Joint Proxy Statement/ Prospectus or the Registration Statement so as to correct the same and to cause the Joint Proxy Statement/ Prospectus as so corrected to be disseminated to the shareholders of Telemate and Parent, in each case to the extent required by applicable law.

      Section 6.11  Listing. Parent shall use its reasonable best efforts to effect, at or before the Effective Time, authorization for listing on NASDAQ, upon official notice of issuance, of the shares of Parent Common Stock to be issued pursuant to the Merger or to be reserved for issuance upon the exercise of stock options.

      Section 6.12  Parent Board of Directors. (a) Effective at or immediately prior to the Effective Time, the Board of Directors of Parent shall take all action necessary (including any necessary amendments of the Bylaws of Parent) to implement the provisions of this Section 6.12 and to cause the full Board of Directors of Parent, at and immediately after the Effective Time, to consist of the following ten directors: Steven A. Odom, James M. Logsdon, Juliet M. Reising, Joseph R. Wright, Jr., Amy L. Newmark, Max E. Bobbitt, Gary H. Heck, and Stephen E. Raville and two persons selected by the Board of Directors of Telemate and reasonably acceptable to the Board of Directors of Parent (each such person an “Initial Telemate Director”). If either Initial Telemate Director is unable or unwilling to serve as a director of Parent at the Effective Time, such Initial Telemate Director shall be replaced by an individual or individuals designated by the Board of Directors of Telemate and approved by the Board of Directors of Parent, such approval not to be unreasonably withheld, and if any of the remaining individuals named above is unable or unwilling to serve, such individual or individuals shall be replaced by an individual or individuals designated by the Board of Directors of Parent.

      (b)  Following the Effective Time and continuing through the 2004 Annual Meeting of Shareholders of Parent, any vacancy on the Board of Directors of Parent arising as a result of the death, resignation or removal of any of the Initial Telemate Directors (or any other individual or individuals selected by the Board of Directors of Telemate as a replacement director pursuant to Section 6.12(a) or by the Initial Telemate Directors or their successors) and any nominee selected to fill a director position occupied by any of the foregoing individuals (the “Telemate Directors”) shall be nominated on behalf of the Parent Board of Directors, filled or selected by a majority vote of the remaining Telemate Directors and approved by the Board of Directors of Parent, such approval not to be unreasonably withheld.

      Section 6.13  Reverse Stock Split. Parent shall take all action necessary, including amending the Parent’s Articles of Incorporation, in order to effect and implement, as of the Effective Time, a reverse stock split of the Parent Common Stock so as to reduce the number of issued and outstanding shares of Parent Common Stock to a number to be mutually agreeable to Parent and Telemate.

      Section 6.14  Telemate Stock Options.

      (a)  At the Effective Time, Parent shall assume, by virtue of this Agreement and without any further action on the part of Telemate, all of Telemate’s obligations with respect to each outstanding Telemate Stock Option. Unless otherwise elected by Parent prior to the Effective Time, Parent shall make such assumption in such manner that Parent (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code or (ii) to the extent that Section 424 of the Code does not apply to such Telemate Stock Option, would be such a corporation were Section 424 of the Code applicable to such Company Stock Option; and, if not so otherwise elected, after the Effective Time, all references to Telemate in the Telemate Stock Plans and the applicable Telemate Stock Option agreements shall be deemed to refer to Parent, which shall have assumed the Telemate Stock Plans as of the Effective Time by virtue of this Agreement and without any further action on the part of Telemate or Parent. Each Telemate Stock Option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Telemate Stock Plan and the applicable Telemate Stock Option as in effect immediately prior to the Effective Time, except as otherwise provided in Section 2.1(c). Parent shall use all reasonable efforts to ensure that Telemate Stock Options intended to qualify as incentive stock options under Section 422 of the Code prior to the Effective Time continue to so qualify after the Effective Time.

      (b)  With respect to the Telemate Stock Plans, Parent shall take all corporate action necessary or appropriate to, as soon as practicable after the Effective Time, file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock subject to the such plan to the extent such registration statement is required under applicable law in order for such shares of Parent Common Stock to be sold without restriction, and Parent shall use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectuses contained therein) for so long as such benefits and grants remain payable and such options under such plans remain outstanding.

      Section 6.15  Employee Stock Purchase Plan. Telemate shall take all actions necessary pursuant to the terms of its Employee Stock Purchase Plan (the “ESPP”) to terminate the ESPP on June 1, 2001, and shall take no action, pursuant to the terms of the ESPP, to commence any new purchase period after such date.

      Section 6.16  Employee Benefits.

      (a)  To the extent permitted by Parent’s employee benefit plans and applicable law, Parent will use reasonable efforts to give each Telemate employee who is retained by Parent after the Effective Time (a “Retained Employee”) full credit for purposes of eligibility, vesting, benefit accrual (excluding, however, benefit accrual under any defined benefit pension plans) and determination of the level of benefits under any employee benefit plans or arrangements maintained by Parent or any subsidiary of Parent for such Retained Employees’ service with Telemate to the same extent recognized by Parent immediately prior to the Effective Time.

      (b)  To the extent permitted by Parent’s employee benefit plans and applicable law, Parent will (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Retained Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as the Effective Time under any welfare plan maintained for the Retained Employees immediately prior to the Effective Time, and (ii) provide each Retained Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

      (c)  As of the Effective Time, Parent shall assume and honor in accordance with their terms all employment, severance and other compensation agreements and arrangements existing and disclosed by Telemate to Parent prior to the execution of this Agreement which are between Telemate any director, officer, or employee thereof except as otherwise expressly agreed between Parent and such person, including the acceleration of any vesting provision of any Telemate Stock Option which may be triggered by the Merger. In addition, any Retained Employee who is terminated by Parent within one year from the Effective Time shall be provided with the same or equivalent severance as such Retained Employee would have received if he or she had been terminated by Telemate prior to the Effective Time in connection with any restructuring.

      Section 6.17  Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement, each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not, without the prior written consent of the other parties hereto, knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368 of the Code. If the Merger shall fail to qualify as a reorganization under the provisions of Section 368 of the Code, then the parties hereto agree to negotiate in good faith to restructure the Merger in order that it shall qualify as tax-free transaction under the Code. Following the Effective Time, and consistent with any such consent, neither the Surviving Corporation nor Parent nor any of their respective affiliates knowingly and voluntarily shall take any action or cause any action to be taken which could reasonably be expected to cause the Merger to fail to qualify as a reorganization under Section 368 of the Code.

      Section 6.18  Exemption From Liability Under Section 16(b).

(a) Provided that Telemate delivers to Parent the Section 16 Information with respect to Telemate prior to the Effective Time, the Board of Directors of Parent, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by the Telemate Insiders (defined below) of Parent Common Stock in exchange for shares of Telemate Common Stock, and of Parent Options upon assumption and conversion by Parent of Telemate Stock Options, in each case pursuant to the Transactions and to the extent such securities are listed in the Section 16 Information (defined below), are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

(b) “Section 16 Information” shall mean information accurate in all respects regarding the Telemate Insiders, the number of shares of Telemate Common Stock or other Telemate equity securities deemed to be beneficially owned by each Telemate Insider and expected to be exchanged for Parent Common Stock in connection with the Merger.

(c) “Telemate Insiders” shall mean those officers and directors of Telemate who are subject to the reporting requirements of Section 16(a) of the Exchange Act who are listed in the Section 16 Information.

ARTICLE VII

CONDITIONS

      Section 7.1  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) the Telemate’s Shareholders’ Approval and the Parent Shareholders’ Approval;

(b) the Registration Statement shall have been declared effective by the SEC in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

(c) the shares of Parent Common Stock issuable in the Merger and those to be reserved for issuance upon exercise of stock options shall have been authorized for listing on the NASDAQ upon official notice of issuance;

(d) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

(e) no statute, rule or regulation shall have been enacted by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger or make the Merger illegal; and

(f) all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the Transactions, including the Telemate Required Statutory Approvals and the

Parent Required Statutory Approvals, and all consents from lenders, lessors, or other third parties required to consummate the Merger, shall have been obtained and be in effect at the Effective Time, except where the failure to obtain the same would not be reasonably likely, individually or in the aggregate, to have a Parent Material Adverse Effect or a Telemate Material Adverse Effect following the Effective Time.

      Section 7.2  Additional Conditions to Obligation of Telemate to Effect the Merger. Unless waived by Telemate, the obligation of Telemate to effect the Merger shall be subject to the fulfillment at the Closing Date of the following additional conditions:

(a) Parent and Titan Acquiring Sub shall each have performed their obligations contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Parent and Titan Acquiring Sub contained in this Agreement shall be true and correct on and as of the date made and (except to the extent that such representations and warranties speak as of an earlier date) on and as of the Closing Date as if made at and as of such date, except for such failures to perform or to be true and correct that alone or in the aggregate would not reasonably be expected to result in a Parent Material Adverse Effect, and Telemate shall have received a certificate of the Chief Executive Officer of Parent to that effect; and

(b) Morris, Manning & Martin, LLP, legal counsel to Telemate, shall have issued its opinion, such opinion dated on or about the date of the Closing, addressed to Telemate, and reasonably satisfactory in form and substance to it, based upon certain representations of Telemate, Parent and Titan Acquiring Sub and certain assumptions, to the effect that: (i) the Merger will qualify as a tax-free “reorganization” under Section 368(a) of the Code, (ii) no gain or loss will be recognized by Parent or Telemate by reason of the Merger, (iii) no gain or loss will be recognized by any shareholder of Telemate upon the exchange of Telemate Common Stock solely for Parent Common Stock in the Merger, (iv) the basis of the Parent Common Stock received by each Telemate shareholder who exchanges Telemate Common Stock for Parent Common Stock in the Merger will be the same as such shareholder’s basis in the Telemate Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of Parent Common Stock), (v) the holding period of the Parent Common Stock received by each Telemate shareholder in the Merger will include the holding period of the Telemate Common Stock surrendered in exchange therefor, provided that such shares of Telemate Common Stock were held as a capital asset by such shareholder at the Effective Time, and (vi) cash received by each Telemate shareholder in lieu of a fractional share interest of Parent Common Stock as part of the Merger will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Parent Common Stock which such shareholder would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Telemate Common Stock was a capital asset in such shareholder’s hands at the Effective Time), which opinion shall not have been withdrawn or modified in any material respect.

      Section 7.3  Additional Conditions to Obligation of Parent to Effect the Merger. Unless waived by Parent, the obligation of Parent to effect the Merger shall be subject to the fulfillment at the Closing Date of the following additional conditions:

(a) Telemate shall have performed obligations contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Telemate contained in this Agreement shall be true and correct on and as of the date made and (except to the extent that such representations and warranties speak as of an earlier date) on and as of the Closing Date as if made at and as of such date except for any such failure to perform or to be true and correct that alone or in the aggregate would not reasonably be expected to result in a Telemate Material Adverse Effect, and Parent shall have received a certificate of the Chief Executive Officer of Telemate to that effect; and

(b) Rogers & Hardin LLP, legal counsel to Parent, shall have issued its opinion, such opinion dated on or about the date of the Closing, addressed to Parent, and reasonably satisfactory in form and substance to it, based upon certain representations of Telemate, Parent and Titan Acquiring Sub and certain assumptions, to the effect that: (i) the Merger will qualify as a tax-free “reorganization” under

Section 368(a) of the Code, and (ii) no gain or loss will be recognized by Parent or Telemate by reason of the Merger, which opinion shall not have been withdrawn or modified in any material respect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

      Section 8.1  Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption and approval of this Agreement, as follows:

(a) by mutual written consent duly authorized by the Boards of Directors of each of Parent and Telemate;

(b) by either Parent or Telemate, if the Effective Time shall not have occurred on or before December 31, 2001; provided, however, that in the event that the Effective Time has not occurred by such time solely due to the failure to satisfy the condition specified in Section 7.1(f), then such date may be extended, at the option of Parent or Telemate, until January 31, 2002; and provided further, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date;

(c) by either Parent or Telemate, if any injunction, order or decree of the type described in Section 7.1(d) shall have been entered and shall have become final and nonappealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have used its best efforts to prevent the entry of and to remove such injunction, order or decree;

(d) by Telemate, if prior to the Parent Shareholders’ Approval, (i) the Board of Directors of Parent withdraws, modifies or changes its recommendation of the issuance of the Parent Common Stock in the Merger or shall have resolved to do so; or (ii) the Board of Directors of Parent shall have recommended to the shareholders of Parent a Competing Transaction or shall have resolved to do so;

(e) by Parent if, prior to the Telemate Shareholders’ Approval, (i) the Board of Directors of Telemate withdraws, modifies or changes its recommendation of this Agreement or the Merger or shall have resolved to do so, or (ii) the Board of Directors of Telemate shall have recommended to the Shareholders of Telemate a Competing Transaction or shall have resolved to do so;

(f) by (i) Telemate if this Agreement and the Merger shall fail to receive the requisite votes for the Parent Shareholders’ Approval or (ii) Parent if this Agreement and the Merger shall fail to receive the requisite votes for the Telemate Shareholders’ Approval;

(g) by Telemate, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Titan Acquiring Sub set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 7.2(a) would not be satisfied (a “Terminating Parent Breach”); provided, however, that Parent shall have 30 days after written notice of such default specifying in reasonable detail the nature of such default is given to Parent by Telemate to cure such Terminating Parent Breach, and Telemate may not terminate this Agreement under this Section 8.1(g), if such Terminating Parent Breach is curable by Parent through the exercise of its reasonable efforts within such 30-day period and for so long as Parent continues to exercise such reasonable efforts; and provided further, however, that the immediately preceding proviso shall not in any event be deemed to extend any date set forth in Section 8.1(b); or

(h) by Parent, upon breach of any representation, warranty, covenant or agreement on the part of Telemate set forth in this Agreement, or if any representation or warranty of Telemate shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 7.3(a) would not be satisfied (a “Terminating Telemate Breach”); provided, however, that Telemate shall have 30 days after written notice of such default specifying in reasonable detail the nature of such default is given to

Telemate by Parent to cure such Terminating Telemate Breach, and Parent may not terminate this Agreement under this Section 8.1(h), if such Terminating Telemate Breach is curable by Telemate through the exercise of its reasonable efforts within such 30-day period and for so long as Telemate continues to exercise such reasonable efforts; and provided further, however, that the immediately preceding proviso shall not in any event be deemed to extend any date set forth in Section 8.1(b).

      Section 8.2  Effect of Termination. Except as provided in Section 8.5, in the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of any party hereto or any of its affiliates or any of its or their officers or directors, and all rights and obligations of each party hereto shall cease, subject to the remedies of the parties hereto set forth in Section 8.5(b); provided, however, that nothing herein shall relieve any party hereto from liability for the willful or intentional breach of any of its representations and warranties or the willful or intentional breach of any of its covenants or agreements set forth in this Agreement.

      Section 8.3  Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after the Telemate Shareholders’ Approval and the Parent Shareholders’ Approval, no amendment may be made, except such amendments that have received the requisite shareholder approval and such amendments as are permitted to be made without shareholder approval under the Minnesota Business Corporation Act and the GBCC, as applicable. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

      Section 8.4  Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for or waive compliance with the performance of any obligation or other act of any other party hereto or (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

      Section 8.5  Termination Fees and Expenses.

      (a)  In the event that Telemate shall terminate this Agreement pursuant to (i) Section 8.1(g); (ii) Section 8.1(f)(i); (iii) Section 8.1(d); or (iv) Section 8.1(b) and at the time of any such termination pursuant to subpart (iv) hereof there shall exist or be proposed a Competing Transaction with respect to Parent and, within 12 months thereafter, Parent shall enter into a definitive agreement with respect to any Competing Transaction or any Competing Transaction shall be consummated, then Parent shall pay to Telemate an amount equal to $4.0 million plus all of Telemate’s Expenses, as evidenced by reasonable documentation, up to an aggregate of $1.0 million, promptly after demand for payment is made to Parent and, in the case of subpart (iv) hereof, after the execution and delivery of such agreement or the consummation of such Competing Transaction; provided, however, that, in the event both Parent and Telemate would otherwise be entitled to payments under this Section 8.5 in connection with the termination of this Agreement pursuant to both Sections 8.1(f)(i) and (f)(ii), neither party shall be required to make any payment under this Section 8.5.

      (b)  In the event that Parent shall terminate this Agreement pursuant to (i) Section 8.1(h); (ii) Section 8.1(f)(ii); (iii) Section 8.1(e); or (iv) Section 8.1(b) and at the time of any such termination pursuant to subpart (iv) hereof there shall exist or be proposed a Competing Transaction with respect to Telemate and, within 12 months thereafter, Telemate shall enter into a definitive agreement with respect to any Competing Transaction or any Competing Transaction shall be consummated, then Telemate shall pay to Parent an amount equal to $4.0 million plus all of Parent’s Expenses, as evidenced by reasonable documentation, up to an aggregate of $1.0 million, promptly after demand for payment is made to Telemate and, in the case of subpart (iv) hereof, after the execution and delivery of such agreement or the consummation of such Competing Transaction; provided, however, that, in the event both Telemate and Parent would otherwise be entitled to payments under this Section 8.5 in connection with the termination of this Agreement pursuant to both Sections 8.1(f)(i) and (f)(ii), neither party shall be required to make any payment under this Section 8.5.

      (c)  Any payment required to be made pursuant to this Section 8.5 shall be made not later than two business days after delivery to the paying party of notice of demand for payment and the execution of a definitive agreement relating to a Competing Transaction, as the case may be, and shall be made by wire transfer of immediately available funds to an account designated by the other Company in the notice of demand for payment delivered pursuant to this Section 8.5(c). In no event shall either Company be entitled to collect amounts pursuant to this Section 8.5 relating to more than one specified event.

      (d)  The fees set forth in this Section 8.5 shall constitute the sole and exclusive remedy for any loss, liability, damage or claim arising out of or in connection with any nonperformance of a covenant, breach, failure of a condition precedent or termination of this Agreement.

      (e)  Each of the parties acknowledge that the agreements contained in Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either of the parties fails to pay in a timely manner the amounts due pursuant to Section 8.5 and, in order to obtain such payment, the other party makes a claim that results in a judgment against the first party for the amounts set forth in this Section 8.5, the first party shall pay the other party its costs and expenses (including attorney’s fees and expenses) in connection with such suit, together with interest on the applicable amounts at the prime rate of PNC in effect on the date such payment was required to be made.

ARTICLE IX

GENERAL PROVISIONS

      Section 9.1  Non-Survival of Representations and Warranties. No representations, warranties or obligations in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, and after the Effective Date of the Merger neither Parent nor Telemate, or their respective officers or directors, shall have any further obligation with respect thereto, except for the representations, warranties and agreements contained in Articles II and IX and in Sections 1.3, 1.4, 1.5, 1.6, 5.1(b), 5.1(c), 6.1, 6.5, 6.6(b)-(d) (including any factual representations set forth in a certificate delivered to Telemate pursuant thereto), 6.9, 6.12, 6.14 and 6.16, all of which shall survive the Merger.

      Section 9.2  Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via confirmed facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to Telemate, to: Telemate.Net Software, Inc. 4250 Perimeter Park South, Suite 200 Atlanta, Georgia 30341 Facsimile No.: (770) 936-3735 Attn: Chief Executive Officer

with a copy to:

Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road Atlanta, Georgia 30326 Attn: John C. Yates, Esq. Facsimile No.: (404) 365-9532

(b)	If to Parent, to: Verso Technologies, Inc. 400 Galleria Parkway, Suite 300 Atlanta, Georgia 30339 Facsimile No.: (678) 589-3780

Attn: Chief Executive Officer

with a copy to:

Rogers & Hardin LLP 2700 International Tower 229 Peachtree Street, N.E. Atlanta, Georgia 30303 Attn: Steven E. Fox, Esq. Facsimile No.: (404) 525-2224

(c)	If to Titan Acquiring Sub, to: Titan Acquiring Sub, Inc. 400 Galleria Parkway, Suite 300 Atlanta, Georgia 30339 Attn: Chief Executive Officer Facsimile No.: (678) 589-3780

with a copy to:

Rogers & Hardin LLP 2700 International Tower 229 Peachtree Street, N.E. Atlanta, Georgia 30303 Attn: Steven E. Fox, Esq. Facsimile No.: (404) 525-2224

      Section 9.3  Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (ii) reference to any Article or Section means such Article or Section hereof, and (iii) the words “including” shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

      Section 9.4  Governing Law. This agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Georgia applicable to contracts executed and to be performed wholly within such state.

      Section 9.5  Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules then in effect. The arbitration shall be conducted before a single arbitrator and shall be held in Atlanta, Georgia unless otherwise mutually agreed by the parties. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator may assign costs of the arbitration, including reasonable attorney’s fees.

      Section 9.6  Counterparts; Telecopied Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

      Section 9.7  Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Telemate Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements or understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Nondisclosure Agreement between the Companies dated February 20, 2001 shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) shall be binding upon and inure solely to the benefit of each party hereto, each of the persons indemnified under Section 6.9, and each person named in Section 6.12, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

      Section 9.8  Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

      Section 9.9  Miscellaneous. This Agreement (including the exhibits attached hereto and the documents and instruments referred to herein): (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; and (ii) shall not be assigned by operation of law or otherwise, except that Titan Acquiring Sub may assign this Agreement to any other wholly-owned Subsidiary of Parent.

[Signatures on following page]

      IN WITNESS WHEREOF, Parent, Titan Acquiring Sub and Telemate have caused this Agreement to be signed and delivered by their respective officers as of the date first written above.

TELEMATE.NET SOFTWARE, INC.

By:	/s/ RICHARD L. MAURO

Its: Chief Executive Officer

TITAN ACQUIRING SUB, INC.

By:	/s/ JULIET M. REISING

Its: Vice President and Secretary

VERSO TECHNOLOGIES, INC.

By:	/s/ STEVEN A. ODOM

Its: Chief Executive Officer

Appendix A-1

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

      THIS FIRST AMENDMENT (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement;” capitalized terms used but not defined herein shall have the meanings ascribed to them therein), dated as of May 4, 2001, by and among VERSO TECHNOLOGIES, INC., a Minnesota corporation (“Parent”), TITAN ACQUIRING SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Titan Acquiring Sub”), and TELEMATE.NET SOFTWARE, INC., a Georgia corporation (“Telemate”), is made as of the 1st day of June, 2001 by and among Parent, Titan Acquiring Sub, and Telemate (collectively, the “Parties”).

WITNESSETH:

      WHEREAS, the Parties have entered into the Merger Agreement, which provides, upon the terms and conditions set forth therein, for the Merger; and

      WHEREAS, the boards of directors of the Parties have determined that it is fair to and in the best interests of their respective shareholders to amend the Merger Agreement as provided herein if (but only if) Telemate purchases $15 million of Parent’s convertible preferred shares as described herein;

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein, the Parties do hereby agree as follows:

      SECTION  1.     Amendments to Merger Agreement. Subject to the terms of Section 2 hereof, the Merger Agreement is hereby amended as follows:

(a)	Section 2.1(b)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(i) “Merger Consideration” shall mean a number of shares of fully paid and nonassessable shares of common stock, $.01 par value per share of Parent (the “Parent Common Stock”), equal to (x) $30.0 million less (A) the amount by which the Unrestricted Cash (as hereinafter defined) is less than the Minimum Cash Requirement (as hereinafter defined) and (B) the Infringement Amount (as hereinafter defined), divided by the Average Price (as hereinafter defined); plus (y) the number of shares of Parent Common Stock that could be purchased (assuming the purchase price therefor equaled the greater of (A) the average closing price per share of Parent Common Stock, as reported on The NASDAQ National Market (“NASDAQ”), for the ten trading days immediately preceding the Closing Date (the “Average Closing Price”) and (B) the closing price per share of Parent Common Stock on the trading day immediately preceding the Closing Date) with the aggregate cash proceeds payable to Telemate upon exercise for cash of the vested portions of all outstanding Telemate Stock Options (as hereinafter defined) that have an exercise price per share less than the value of the shares of Parent Common Stock comprising the Exchange Ratio, where such shares are valued at the greater of (A) the Average Closing Price and (B) the closing price per share of Parent Common Stock on the trading day immediately preceding the Closing Date, and vesting is determined as of the Effective Time (such Telemate Stock Options are referred to herein as the “Telemate In-the-Money Options”);”

(b)	Section 2.1(b)(v) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(v) “Minimum Cash Requirement” shall mean the amount equal to (u) $20.0 million, plus (v) any of Telemate’s unpaid restructuring or transaction costs in any way related to the Transactions (including (i) any unpaid severance amounts, (ii) the first $500,000 of fees and expenses of Robinson-Humphrey (as hereinafter defined), and (iii) 50% of the fees and expenses of Robinson-Humphrey in

A-1-1

excess of $500,000), less (w) the Cash Adjustment Amount, less (x) the amount (the “Purchase Amount”), if any, used by Telemate to purchase certain convertible preferred shares to be issued by Parent pursuant to that certain Series B Preferred Stock Purchase Agreement by and between Telemate and Parent dated the date hereof, as amended from time to time (as so amended, the “Preferred Stock Purchase Agreement”), less (y) if the Effective Time occurs after August 1, 2001, one-half of the amount of Telemate’s weekly costs (to the extent that such aggregate costs do not exceed $60,000.00 per week) attributable to personnel or activities required by Telemate to operate its business prior to the Effective Time and not intended to be retained or continued by Parent after the Effective Time for each week (or portion thereof) following August 1, 2001, in which the Effective Time does not occur, less (z) all accrued interest on the Purchase Amount at the rate of 7.5% per annum, compounded annually;”

(c)	Section 2.1(b)(vi) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(vi) “Exchange Ratio” shall mean the number of shares of Parent Common Stock into which one share of Telemate Common Stock shall be converted in accordance with Section 2.1(a);”

(d)	Section 2.1(b) of the Merger Agreement is hereby amended by adding a new section 2.1(b)(vii) to read in its entirety as follows:

“(vii) “Cash Adjustment Amount” shall mean the amount equal to the sum of (x) the proceeds payable upon exercise of the Telemate In-the-Money Options (based upon the aggregate cash proceeds payable upon exercise thereof for cash) that terminate by their terms on or before December 31, 2001, plus (y) the proceeds payable to Telemate pursuant to any binding agreement to sell any of its assets entered into before the Effective Time, provided the Steering Committee (as hereinafter defined) reasonably believes that any such asset sale will be completed on or before December 31, 2001, plus (z) the proceeds payable to Telemate on or before December 31, 2001, arising out of (A) the sale by Telemate of its products or services to the extent such sales would cause Telemate to exceed its revenue projections for the year ending December 31, 2001, or (B) other transactions entered into outside of the ordinary course of business, provided that, in the case of clauses (A) or (B), such transactions are approved by the Steering Committee as being appropriate for inclusion in this calculation; provided further, however, that in no event shall the Cash Adjustment Amount exceed $500,000; and”

(e)	Section 2.1(b) of the Merger Agreement is hereby amended by adding a new section 2.1(b)(viii) to read in its entirety as follows:

“(viii) “Infringement Amount” shall mean an amount equal to the amount determined by expedited binding arbitration by an arbitrator (who shall be selected in accordance with Section 9.5 hereof upon the request of Parent made at any time on and after the date hereof and prior to the tenth (10th) day before the date on which the parties reasonably expect the Effective Time to occur) relating to any patent infringement alleged against Telemate prior to the date hereof (“Alleged Patent Infringement”) if Parent in its reasonable judgment determines that the Alleged Patent Infringement could reasonably be expected to constitute a Telemate Material Adverse Effect (as hereinafter defined). Notwithstanding the foregoing or anything herein to the contrary, (x) in no event shall the Infringement Amount exceed $1.0 million; (y) upon Parent’s determination that such Alleged Patent Infringement could reasonably be expected to constitute a Telemate Material Adverse Effect, Verso shall promptly request the commencement of the aforesaid expedited arbitration; and (z) upon the commencement of such expedited arbitration, such Alleged Patent Infringement shall cease to (and shall not thereafter) constitute a Telemate Material Adverse Effect for any purpose of this Agreement. The arbitration commenced pursuant to this Section 2.1(b)(viii) shall be binding as to the determination of the amount of the Infringement Amount, shall be conducted on an expedited basis and concluded within five (5) days of its commencement and shall otherwise be conducted by the American Arbitration Association under its Commercial Arbitration Rules then in effect.”

      SECTION  2.     Effectiveness of Amendments. This Amendment and the modifications to the Merger Agreement represented hereby shall be effective if (but only if) Telemate purchases at least $15 million of

A-1-2

Parent’s convertible preferred shares pursuant to that certain Series B Preferred Stock Purchase Agreement between Telemate and Parent dated as of May 4, 2001, as amended from time to time (as so amended, the “Preferred Stock Purchase Agreement”). If Telemate does not purchase such preferred shares in accordance with the Preferred Stock Purchase Agreement, then (a) this Amendment shall terminate and be of no further force or effect and (b) the Merger Agreement shall not be amended but shall remain in full force and effect.

      SECTION  3.     Representations and Warranties.

      (a)  Representations and Warranties of Telemate. Telemate hereby represents and warrants to Parent and Titan Acquiring Sub that: (i) Telemate has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Merger Agreement as amended hereby; (ii) the execution and delivery of this Amendment by Telemate and the consummation by Telemate of the transactions contemplated by the Merger Agreement as amended hereby have been duly and validly authorized by all necessary corporate action (other than shareholder approval as described in the Merger Agreement); and (iii) this Amendment has been duly executed and delivered by Telemate and, assuming the due authorization, execution and delivery by Parent and Titan Acquiring Sub, constitutes the legal, valid and binding obligation of Telemate, enforceable against Telemate in accordance with its terms.

      (b)  Representations and Warranties of Parent and Titan Acquiring Sub. Parent and Titan Acquiring Sub hereby jointly and severally represent and warrant to Telemate that: (i) Parent and Titan Acquiring Sub have all necessary corporate power and authority to execute and deliver this Amendment and to perform their respective obligations under the Merger Agreement as amended hereby; (ii) the execution and delivery of this Amendment by Parent and Titan Acquiring Sub and the consummation by Parent and Titan Acquiring Sub of the transactions contemplated by the Merger Agreement as amended hereby have been duly and validly authorized by all necessary corporate action (other than shareholder approval as described in the Merger Agreement); and (iii) this Amendment has been duly executed and delivered by Parent and Titan Acquiring Sub and, assuming the due authorization, execution and delivery by Telemate, constitutes the legal, valid and binding obligation of Parent and Titan Acquiring Sub, enforceable against Parent and Titan Acquiring Sub in accordance with its terms.

      SECTION  4.     Effect on Merger Agreement. Except as otherwise specifically provided herein, the Merger Agreement shall not be amended but shall remain in full force and effect.

      SECTION  5.     Headings. The Section headings contained in this Amendment are for reference purposes only and will not affect in any way the meaning or interpretation of this Amendment.

      SECTION  6.     Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF GEORGIA (WITHOUT REFERENCE TO CONFLICT OF LAW PRINCIPLES OTHER THAN THOSE DIRECTING GEORGIA LAW).

      SECTION  7.     Counterparts. This Amendment may be executed simultaneously in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Executed counterparts may be delivered via facsimile transmission.

      SECTION  8.     Entire Agreement. This Amendment (together with the Merger Agreement and the Exhibits thereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

[Signatures on Following Page]

A-1-3

      IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed and delivered by its officer thereunto duly authorized, all as of the day and year above written.

VERSO TECHNOLOGIES, INC.

By:	/s/ STEVEN A. ODOM

STEVEN A. ODOM
Its: Chief Executive Officer

TITAN ACQUIRING SUB, INC.

By:	/s/ JULIET M. REISING

JULIET M. REISING
Its: Vice President

TELEMATE.NET SOFTWARE, INC.

By:	/s/ RICHARD L. MAURO

RICHARD L. MAURO
Its: Chief Executive Officer

A-1-4

APPENDIX A-2

CALCULATING THE MERGER CONSIDERATION IN THE TELEMATE.NET MERGER

      The following discussion and table demonstrate how to estimate the exchange ratio in the Telemate.Net merger. Actual calculations may be different due to rounding. Refer to the Telemate.Net merger agreement and the First Amendment to the Telemate.Net merger agreement attached to the joint proxy statement/prospectus as Appendix A and Appendix A-1, respectively, for the actual formulas used in calculating the exchange ratio.

Overview of the Merger Consideration

      The estimated aggregate number of Verso shares to be issued as merger consideration and the associated exchange ratio for the merger are based on several calculations and assumptions. Stated simply, the gross purchase price for all of the Telemate.Net equity interests (which includes Telemate.Net’s vested in-the-money options) is $30.0 million, which is payable in shares of Verso common stock and is premised on Telemate.Net having $20.0 million in unrestricted cash at the closing of the Telemate.Net merger. This effectively values all of the equity interests in Telemate.Net at $10.0 million. The $30.0 million base purchase price will be reduced on a dollar-for-dollar basis if Telemate.Net has less than $20.0 million in unrestricted cash at the closing of the merger.

      The exchange ratio is based on valuing the shares of Verso common stock issued in the merger at $1.15 per share and is adjusted for Telemate.Net stock options that will be vested and in-the-money on the date of the closing of the Telemate.Net merger. The actual exchange ratio, which will not be known until the date the merger closes, will be effected by any reduction in the $30.0 million base purchase price. The exchange ratio also will be affected by the market price of Verso’s common stock prior to the closing of the Telemate.Net merger because the price will be used to determine which of the Telemate.Net options are vested in-the-money options and, thus, entitled to be converted into shares of Verso common stock.

Exchange Ratio Under Certain Scenarios

      The table set forth below shows what the exchange ratio in the Telemate.Net merger will be assuming the values listed in the far left-hand column are the greater of (a) the average closing price of the Verso common stock for the ten trading days prior to the closing of the Telemate.Net merger, and (b) the closing price of the Verso common stock on the trading day prior to the closing date, and the values listed in the top row represent

A-2-1

the amount by which Telemate.Net’s available cash at closing is less than $20.0 million. The information in the table does not assume any other adjustments to the merger consideration and is based on the number of outstanding shares of Telemate.Net common stock as of May 29, 2001.

Verso Price
Per Share	Cash Shortfall (in millions)

	$—	$0.50	$1.0	$1.5	$2.0

$0.50	2.71	2.67	2.63	2.59	2.54

$0.60	2.68	2.64	2.59	2.55	2.51

$0.70	2.65	2.61	2.56	2.52	2.48

$0.80	2.63	2.58	2.54	2.50	2.46

$0.90	2.61	2.57	2.53	2.48	2.44

$1.00	2.59	2.55	2.51	2.47	2.43

$1.10	2.58	2.54	2.50	2.46	2.42

$1.20	2.57	2.53	2.49	2.45	2.41

$1.30	2.56	2.52	2.48	2.44	2.40

$1.40	2.55	2.51	2.47	2.43	2.39

$1.50	2.54	2.50	2.46	2.42	2.38

$1.60	2.53	2.49	2.45	2.41	2.37

$1.70	2.53	2.49	2.45	2.41	2.37

$1.80	2.52	2.48	2.44	2.40	2.36

$1.90	2.52	2.48	2.44	2.39	2.35

$2.00	2.51	2.47	2.43	2.39	2.35

$2.10	2.51	2.47	2.43	2.39	2.35

$2.20	2.50	2.46	2.42	2.38	2.34

$2.30	2.50	2.46	2.42	2.38	2.34

$2.40	2.49	2.45	2.41	2.37	2.33

$2.50	2.49	2.45	2.41	2.37	2.33

A-2-2

APPENDIX B

May 4, 2001

Board of Directors

Verso Technologies, Inc.
400 Galleria Parkway, Suite 300
Atlanta, Georgia 30339

Ladies and Gentlemen:

      We understand that Verso Technologies, Inc. (the “Company”), its wholly-owned subsidiary, Titan Acquiring Sub, Inc. (“Acquiring Sub”), and Telemate.Net Software, Inc. (“Telemate”) propose to enter into an Agreement and Plan of Merger which will provide, among other things, for the merger (“Merger”) of Acquiring Sub with and into Telemate. Under the terms set forth in that certain Agreement and Plan of Merger, dated as of May 4, 2001 (the “Agreement”), Telemate shall become a wholly-owned subsidiary of the Company, and each issued and outstanding share of common stock, $.01 par value, of Telemate (“Telemate Common Stock”) (other than any shares of Telemate Common Stock held in treasury or held by the Company) shall be converted into the right to receive that number of shares of the Company’s common stock, $.01 par value per share (“Company Common Stock”), as specified in the Agreement (the “Exchange Ratio”). The terms and conditions of the Merger are set forth more fully in the Agreement. Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

      You have asked for our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the stockholders of the Company.

      For purposes of this opinion, we have reviewed the Agreement; analyzed certain publicly available financial statements and other information of the Company and Telemate; analyzed certain internal financial statements and other financial and operating data and financial forecasts for the Company (the “Company Forecasts”), in each case, prepared by the Company’s management; and analyzed certain internal financial statements and other financial and operating data and financial forecasts for Telemate (“Telemate Forecasts”), in each case prepared by Telemate’s management. We have held discussions with members of the senior management of the Company and Telemate regarding the financial information referred to above as well as the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of the Company. We have reviewed the pro forma impact of the Merger on the Company’s earnings per share, and we have analyzed the relative contributions of the Company and Telemate to the combined companies. In addition, we have reviewed the reported price and trading activity for both the Company Common Stock and Telemate Common Stock, reviewed certain historic operating information provided by the Company and Telemate, compared certain financial information including market prices and valuation multiples for the Company and Telemate with similar information for certain other comparable publicly traded companies, reviewed the financial terms, to the extent publicly available, of certain recent business combinations of analytics, reporting and security software companies and performed such other studies and analyses as we considered appropriate.

      For purposes of rendering this opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information reviewed by and discussed with us. In rendering this opinion, we have assumed, with your consent, that the Company Forecasts and the Telemate Forecasts (and, in each case, the assumptions and bases therefor) have been reasonably prepared in good faith and on a basis reflecting the best currently available estimates, assumptions and judgements of the management of the Company and Telemate as to the future financial condition and performance of the Company and Telemate, respectively.

      In providing this letter, we have assumed, with your consent and without independent verification that the representations and warranties of the parties in the Agreement are true and correct as of the date hereof and that the Merger will have the tax, accounting and legal effects contemplated in the Agreement, including, among other things, that the Merger will be accounted for as a purchase combination in accordance with U.S. generally accepted accounting principles (“GAAP”) and that the Merger will be treated as a tax-free

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Verso Technologies, Inc.

May 4, 2001

reorganization pursuant to the Internal Revenue Code of 1986, as amended. We have also assumed that the historical financial statements of each of the Company and Telemate reviewed by us have been prepared and fairly presented in accordance with generally accepted accounting principles consistently applied. In addition, we have assumed that all conditions to the consummation of the Merger will be fulfilled and that the Merger will be consummated in a timely manner.

      In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Telemate or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger, and our opinion is limited to the fairness, from a financial point of view to the stockholders of the Company, of the Exchange Ratio. Our opinion does not address the relative merits of the Merger as compared to any alternative business strategy that might be available to the Company nor does our opinion address the Company’s underlying business decision to effect the Merger or constitute a recommendation of the Merger to the Company or its stockholders. This letter is not intended as a substitute for the exercise of the business judgment of the Board of Directors of the Company in reviewing the Merger. Finally, our opinion does not constitute an opinion or imply a conclusion as to the current price per share of the Company Common Stock or the price at which Company Common Stock will trade at any future time.

      Our opinion is based upon market, economic and other conditions as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after that date. It should be understood that subsequent developments may materially affect the conclusions expressed in this opinion.

      Based upon and subject to the foregoing and based upon such other matters as we considered relevant, it is our opinion that as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of the Company.

      We are acting as the Company’s financial advisor in connection with the Merger and will receive a fee for our services, including the rendering of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In addition, in the ordinary course of our business, we may actively trade in the Company Common Stock or Telemate Common Stock for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

      The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated herein and is not intended to be and does not constitute a recommendation to any stockholder of the Company or Telemate as to how such stockholder should vote, or take any other action, with respect to the Merger. Our opinion is not to be disclosed to or relied upon by any other person (including any stockholder of the Company) or used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any publicly available statement or document, except in accordance with our prior written consent.

Very truly yours,

/s/ C.E. UNTERBERG, TOWBIN

C.E. UNTERBERG, TOWBIN

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APPENDIX C

May 3, 2001

Board of Directors

Telemate.Net Software
4250 Perimeter Park South
Suite 200 Atlanta, GA 30341-1201

Ladies and Gentlemen:

      We understand that Telemate.Net Software (“Telemate.Net” or the “Company”) is considering the proposed merger with Verso Technologies (“Verso”) via a tax-free exchange of common stock for the aggregate price of $30 million (less the amount by which the unrestricted cash of Telemate.Net is below $20 million at closing) based on a 20-day average closing price of Verso stock beginning ten days prior to the signing of the definitive agreement (with a collar of $0.85 and $1.15 per share) (the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in the most recent draft of the Agreement and Plan of Merger dated May 2, 2001 (the “Agreement”).

      We have been requested by the Company to render our opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, to the Company’s stockholders of the common stock of Verso (the “Merger Consideration”) to be offered in the Proposed Transaction.

      In arriving at our opinion, we reviewed and analyzed:

      (1)  the Agreement;

(2)	certain publicly available information concerning the Company and Verso which we believe to be relevant to our inquiry;

(3)	certain financial and operating information with respect to the business, operations and prospects of the Company and Verso furnished to us by the Company and Verso, respectively;

(4)	a trading history of the Company’s and Verso’s common stock from April 30, 1999, and a comparison of that trading history with those of other publicly traded companies which we deemed relevant;

(5)	a comparison of the historical financial results and present financial condition of the Company and Verso with those of publicly traded companies which we deemed relevant;

(6)	historical data relating to percentage premiums paid in acquisitions of publicly traded computer software companies (with transaction values less than $100 million) from January 1, 1999, to the present; and

(7)	a comparison of the financial terms of the Proposed Transaction with the publicly available financial terms of certain other recent transactions, which we deemed relevant.

In addition, we have had discussions with the management of the Company and Verso concerning their respective business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

      We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by us in arriving at our opinion. With respect to the financial forecasts of Telemate.Net and Verso provided to or discussed with us, we have assumed, at the direction of the management of Telemate.Net and Verso, respectively, and without independent verification or investigation, that such forecasts have been reasonably prepared on basis reflecting the best currently available information, estimates and judgments of the management of the Telemate.Net and Verso as to the future financial performance of Telemate.Net and Verso. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Telemate.Net or Verso and have not made nor obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental

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liabilities), contingent or otherwise, of Telemate.Net or Verso. We have also assumed that the Proposed Transaction will be consummated in accordance with the terms of the Agreement and that the Proposed Transaction will be treated as a tax-free reorganization for federal income tax purposes. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on Telemate.Net or Verso or on the expected benefits of the Proposed Transaction. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We express no opinion as to the underlying valuation, future performance or long-term viability of Telemate.Net or Verso. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update or revise the opinion.

      We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have also performed various investment banking services for the Company in the past (including the initial public offering of common stock in September of 1999) and have received customary fees for such services. In the ordinary course of our business, we and our affiliates actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. We have also performed various investment banking services for Verso in the past (including acting as their financial advisor in September 2000) and have received customary fees for such services. In the ordinary course of our business, we and our affiliates actively trade in the equity securities of Verso for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      Based upon and subject to the forgoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered in the Proposed Transaction is fair to the stockholders of the Company. This opinion is being rendered at the behest of the Board of Directors and is for the benefit of the Board in its evaluation of the Proposed Transaction, and does not constitute a recommendation as to how any stockholder should act or vote with respect to any matters relating to the Proposed Transaction.

THE ROBINSON-HUMPHREY COMPANY, LLC

/s/ THE ROBINSON-HUMPHREY COMPANY, LLC

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APPENDIX D

VERSO TECHNOLOGIES, INC.

AUDIT COMMITTEE CHARTER

Organization

      There shall be a committee of the board of directors of Verso Technologies, Inc. (the “Company”) to be known as the audit committee. The audit committee shall be composed of directors who are independent of the management of the Company and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as a committee member.

Statement of Policy

      The audit committee shall provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. In so doing, it is the responsibility of the audit committee to maintain free and open means of communication between the directors, the independent auditors, the internal auditors, and the financial management of the Company.

Responsibilities

      In carrying out its responsibilities, the audit committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality.

      In carrying out these responsibilities, the audit committee will:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company and its divisions and subsidiaries.

•	Ensure receipt from the auditor of a formal written statement delineating all relationships between the auditor and the Company, consistent with Independence Standards Board Standard 1, actively engage in a dialogue with the auditor with respect to any disclosed relationship or services that may impact the objectivity and independence of the auditor, and recommend to the board, if necessary, that the full board take appropriate action to oversee the independence of the auditor.

•	Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

•	Review with the independent auditors, the Company’s internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee periodically should review the Company’s policy statements to determine their adherence to the code of conduct.

•	Review the internal audit function of the Company including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

•	Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

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•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed.

•	Provide sufficient opportunity for the internal and independent auditors to meet with the members of the audit committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

•	Review accounting and financial human resources and succession planning within the Company.

•	Submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each committee meeting with, the board of directors.

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

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APPENDIX E

TELEMATE.NET SOFTWARE, INC.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I.  PURPOSE

      The Audit Committee (the “Committee”) of Telemate.Net Software, Inc. (the “Company”) is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. The Committee’s primary duties and responsibilities are to:

•	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.

•	Monitor the independence and performance of the Company’s independent auditors.

•	Provide an avenue of communication among the independent auditors, management and the Board of Directors.

      The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as anyone in the organization. The Committee has the ability to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

II.  COMPOSITION AND MEETINGS

      Committee members shall meet the requirements of the National Association of Securities Dealers. The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent nonexecutive directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and at least one member of the Committee shall have accounting or related financial management expertise.

      Committee members shall be elected by the Board at the annual organizational meeting of the Board and shall serve for a term of one year or until their successors shall be duly elected and qualified. If Committee Chair is not designated or present at any meeting, the members of the Committee may designate a Chair by majority vote of the Committee membership.

      The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Committee or each of these groups believe should be discussed. In addition, the Committee, or at least its Chair, should communicate with management and the independent auditors quarterly to review the Company’s financial statements and significant findings based upon the auditors’ limited review procedures.

III.  RESPONSIBILITIES AND DUTIES

Review Procedures

      1.  Review and reassess, at least annually, the adequacy of this Charter. Make recommendations to the Board, as conditions dictate, to update this Charter, and have the document published at least every three years in accordance with SEC regulations.

      2.  Review with management and the independent accountants the Company’s annual financial statements, including a discussion with the independent auditors of the matters required to be discussed by

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Statement of Auditing Standards No. 61 (“SAS No. 61”) regarding the quality of the company’s accounting policies and financial reporting (i.e., consistency, clarity, and completeness of reporting).

      3.  In consultation with the management and the independent auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures. Review significant findings prepared by the independent auditors together with management’s responses.

      4.  Review with financial management and the independent auditors the Company’s quarterly financial results prior to the release of earnings and/or the Company’s quarterly financial statements prior to filing or distribution. Discuss any significant changes to the Company’s accounting principles and any items required to be communicated by the independent auditors in accordance with SAS No. 61 (see item 9). The Chair of the Committee may represent the entire Committee for purposes of this review.

Independent Auditors

      5.  The independent auditors are ultimately accountable to the Committee and the Board of Directors. The Committee shall review the independence and performance of the auditors and annually recommend to the Board of Directors the appointment of the independent auditors or approve any discharge of auditors when circumstances warrant.

      6.  Approve the fees and other significant compensation to be paid to the independent auditors.

      7.  On an annual basis, the Committee should review and discuss with the independent auditors all significant relationships they have with the Company that could impair the auditors’ independence.

      8.  Review the independent auditors audit plan — discuss scope, staffing, locations, reliance upon management and general audit approach.

      9.  Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors. Discuss certain matters required to be communicated to audit committees in accordance with SAS No. 61.

      10.  Consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

Legal Compliance

      11.  On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

Other Committee Responsibilities

      12.  Annually prepare a report to shareholders as required by the Securities and Exchange Commission. The report should be included in the Company’s annual proxy statement.

      13.  Perform any other activities consistent with this Charter, the Company’s bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

      14.  Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

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APPENDIX F

INDEMNIFICATION AGREEMENT

      THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of                , 2001 by and between VERSO TECHNOLOGIES, INC., a Minnesota corporation (the “Company”), and                , a director and/or officer of the Company (the “Indemnitee”).

      WHEREAS, Section 4.7 of the Amended and Restated Articles of Incorporation of the Company (the “Articles”) provides that the Board of Directors of the Company (the “Board of Directors”), among other things, shall have the power to adopt a plan to indemnify officers, directors, employees and agents of the Company against liability asserted against them and incurred, or arising out of their service, in such capacity to the fullest extent permitted under the provisions of Chapter 302A of the Minnesota Business Corporation Act (the “MBCA”), and Articles VII of the bylaws of the Company (the “Bylaws”) contains the commitment of the Company to provide such indemnification; and

      WHEREAS, in recognition of the Indemnitee’s need for protection against personal liability in order to enhance the Indemnitee’s continued service to the Company and the Indemnitee’s reliance on the provisions of Section 4.7 of the Articles and Article VII of the Bylaws, and to provide the Indemnitee with specific contractual assurance that indemnification protection will be available and to implement such provisions, the Company wishes to provide in this Agreement for the indemnification of, and the advancement of expenses to, the Indemnitee to the fullest extent permitted by law.

      NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

      Section  1.     Right to Indemnification. The Company shall, to the fullest extent permitted by applicable law as then in effect, indemnify and hold harmless the Indemnitee in the event that the Indemnitee is made or threatened to be made a party to a Proceeding (as hereinafter defined) by reason of the Indemnitee’s former or present Official Capacity (as hereinafter defined) against all judgments, penalties, fines (including, without limitation, excise taxes assessed against the Indemnitee with respect to an employee benefit plan), settlements and reasonable expenses (including attorneys’ fees and disbursements) incurred by the Indemnitee in connection with such Proceeding. Such indemnification shall be a contract right and shall include the right to receive payment in advance of any expenses incurred by the Indemnitee in connection with such Proceeding, consistent with the provisions of this Agreement and applicable law as then in effect.

      Section  2.     Indemnification Not Exclusive Right. The right of indemnification provided in this Agreement shall not be exclusive of and shall be in addition to, and not in lieu of, any other rights to which the Indemnitee may otherwise be entitled under applicable law, the Articles or Bylaws or otherwise, and nothing in this Agreement shall diminish or otherwise restrict the Indemnitee’s right to indemnification under the provisions of such applicable law, the Articles or Bylaws or otherwise. The provisions of this Agreement shall inure to the benefit of the heirs, executors, administrators and other legal representatives of the Indemnitee and shall be applicable to Proceedings commenced or continuing after the adoption of this Agreement, whether arising from acts or omissions occurring before or after its execution and delivery.

      Section  3.     Advancement of Expenses; Indemnification; Procedures; Presumptions and Effect of Certain Proceedings; Remedies. In furtherance, but not in limitation, of the foregoing provisions, the following procedures, presumptions and remedies shall apply with respect to the advancement of expenses and the right to indemnification under this Agreement:

3.1. Request for Advance of Expenses. Following a determination pursuant to Section 3.3 that the facts then known to those making such determination would not preclude the indemnification of the Indemnitee, all reasonable expenses incurred by or on behalf of the Indemnitee in the defense of or other involvement in or otherwise in connection with any Proceeding shall be advanced to the Indemnitee by the Company. Such determination shall be made within twenty (20) days after the receipt by the

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Company of a statement or statements from the Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements of the Indemnitee shall reasonably evidence the expenses incurred by the Indemnitee and, if required by law at the time of such advance, shall include or be accompanied by the Indemnitee’s written affirmation of the Indemnitee’s good faith belief that the criteria for indemnification set forth herein and in applicable law as then in effect have been satisfied and the Indemnitee’s written undertaking to repay the amounts advanced if it should ultimately be determined that the Indemnitee is not entitled to be indemnified against such expenses pursuant to this Agreement.

3.2. Request for Indemnification. To obtain indemnification under this Agreement, the Indemnitee shall submit to the Secretary of the Company a written request, including such documentation and information as is reasonably available to the Indemnitee and reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification (the “Supporting Documentation”). The determination of the Indemnitee’s entitlement to indemnification shall be made not later than sixty (60) days after receipt by the Company of the written request for indemnification, together with the Supporting Documentation. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board of Directors in writing that the Indemnitee has requested indemnification.

3.3. Procedures for Determination of Eligibility. The Indemnitee’s entitlement to indemnification or an advance of expenses under this Agreement shall be determined in one of the following ways: (A) by a majority vote of a quorum of the Disinterested Directors (as hereinafter defined); (B) if a quorum of the Disinterested Directors cannot be obtained, by a majority of a committee consisting solely of two (2) or more Disinterested Directors who have been duly designated to act in the matter by a majority of the Board of Directors; (C) if a determination is not made pursuant to the foregoing or a Change in Control (as hereinafter defined) shall have occurred and the Indemnitee so requests, by Independent Counsel (as hereinafter defined) selected in accordance with clause (A) or (B) of this Section 3.3 or, if the requisite quorum cannot be obtained and such a committee cannot be established, by a majority of the Board of Directors; (D) if a determination is not made pursuant to the foregoing, by the affirmative vote of the shareholders required by Section 302A.437 of the MBCA, except that shares held by any party to the Proceeding shall not be counted for purposes of such determination or for establishing a quorum; or (E) with respect to a person who is not, and was not at the time of the acts or omissions complained of in the Proceeding, a director, officer or person possessing, directly or indirectly, the power to direct or cause the direction of the management or policies of the Company, by an annually appointed committee of the Board of Directors, which committee shall have at least one member who is a director of the Company.

3.4. Presumptions and Effect of Certain Proceedings. Except as otherwise expressly provided in this Agreement, the Indemnitee shall be presumed to be entitled to indemnification or an advance of expenses under this Agreement upon submission of a request therefor in accordance with Section 3.1 or Section 3.2, as the case may be, and thereafter the Company shall have the burden of proof to overcome that presumption in reaching a contrary determination. The termination of any Proceeding described in Section 1, or of any claim, issue or matter herein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, adversely affect the right of the Indemnitee to indemnification or create a presumption that the Indemnitee received an improper personal benefit or that the Indemnitee did not act in good faith or in a manner which the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that the Indemnitee had reasonable cause to believe that the Indemnitee’s conduct was unlawful.

3.5. Remedies of The Indemnitee.

3.5.1. In the event that (A) a determination is made pursuant to Section 3.3 that the Indemnitee is not entitled to indemnification or an advance of expenses under this Agreement, or (B) if no determination is made pursuant to Section 3.3 within sixty (60) days after (i) the later to occur of the termination of a Proceeding or the Indemnitee’s request for indemnification or (ii) a written request by

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the Indemnitee for an advance of expenses, the Indemnitee shall be entitled to seek an adjudication of the Indemnitee’s entitlement to indemnification or an advance of expenses under this Agreement either, at the Indemnitee’s sole option, in (x) an appropriate court of the State of Minnesota or any other court of competent jurisdiction or (y) an arbitration conducted by a single arbitrator pursuant to the rules of the American Arbitration Association; it being understood that any such judicial proceeding or arbitration shall be de novo and the Indemnitee shall not be prejudiced by reason of any adverse determination made pursuant to Section 3.3, and the Indemnitee shall have the burden of proving that the Indemnitee is entitled to indemnification or an advance of expenses under this Agreement.

3.5.2. If a determination shall have been made that the Indemnitee is entitled to indemnification or an advance of expenses, the Company shall be obligated to pay the amounts of such indemnification or advance within five (5) days after such determination has been made. With respect to a determination that the Indemnitee is entitled to indemnification, the Company shall be conclusively bound by such determination unless (A) the Indemnitee misrepresented or failed to disclose a material fact in making the request for indemnification or in the Supporting Documentation or (B) such indemnification is prohibited by law. In the event that payment of indemnification or an advancement of expenses is not timely made pursuant to this subsection 3.5.2, the Indemnitee shall be entitled to seek judicial enforcement of the Company’s obligation to pay to the Indemnitee such indemnification or advancement of expenses. Notwithstanding the foregoing, the Company may bring an action, in an appropriate court in the State of Minnesota or any other court of competent jurisdiction, contesting the right of the Indemnitee to receive indemnification hereunder due to the occurrence of an event described in clause (A) or (B) of this subsection 3.5.2 (a “Disqualifying Event”); provided, however, that in any such action the Company shall have the burden of proving the occurrence of such Disqualifying Event.

3.5.3. The Company shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 3.5 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Company is bound by all the provisions of this Agreement.

3.5.4. In the event that the Indemnitee, pursuant to this Section 3.5, seeks a judicial adjudication of or an award in arbitration to enforce the Indemnitee’s rights under, or to recover damages for breach of, this Agreement, the Indemnitee shall be entitled to recover from the Company, and shall be indemnified by the Company against, any and all expenses actually and reasonably incurred by the Indemnitee if the Indemnitee prevails in such judicial adjudication or arbitration. If it shall be determined in such judicial adjudication or arbitration that the Indemnitee is entitled to receive part but not all of the indemnification or advancement of expenses sought, all such expenses incurred by the Indemnitee in connection with such judicial adjudication or arbitration shall be paid.

      Section  4.     Definitions. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

“Change in Control” means a change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), whether or not the Company is then subject to such reporting requirement; provided that, without limitation, such a change in control shall be deemed to have occurred if (A) any “person” (as such term is used in Sections 13(d) and 14(d) of the Act) becomes after the date hereof the “beneficial owner” (as defined in Rule 13d-3 under the Act), directly or indirectly, of securities of the Company representing twenty percent (20%) or more of the combined voting power of the Company’s then outstanding securities without the prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such acquisition; (B) the Company is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (C) during any period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board of Directors (including for this purpose any new director whose election or nomination for election by the

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Company’s shareholders was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

“Disinterested Director” means a director of the Company who is not or was not a party to the Proceeding in respect of which indemnification is sought by the Indemnitee.

“Independent Counsel” means a law firm or a member of a law firm that neither presently is, nor in the past five (5) years has been, retained to represent (A) the Company or the Indemnitee in any matter material to either such party or (B) any other party to the Proceeding giving rise to a claim for indemnification under this Agreement. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing under the law of the State of Minnesota, would have a conflict of interest in representing either the Company or the Indemnitee in an action to determine the Indemnitee’s rights under this Agreement.

“Official Capacity” shall mean (i) with respect to a director of the Company, such position as a director, (ii) with respect to a person other than a director, the elective or appointive office or position held by an officer, member of a committee of the Board of Directors, or the employment relationship undertaken by an employee of the Company, and (iii) with respect to a director, officer or employee of the Company who, while a director, officer or employee of the Company, is or was serving at the request of the Company or whose duties in that position involve or involved service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, the position of that person as a director, officer, partner, trustee, employee or agent, as the case may be, of such other organization or employee benefit plan.

“Proceeding” shall mean any threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a proceeding by or in the right of the Company.

      Section  5.     Notification and Defense of Claim.

      5.1.     Promptly after receipt of notice of the commencement of any action, suit or proceeding, the Indemnitee will, if a claim in respect thereof is to be made against the Company under this Agreement, notify the Company of the commencement thereof, but the omission so to notify the Company will not relieve the Company from any liability that the Company may have to the Indemnitee under this Agreement unless the Company is materially prejudiced thereby. With respect to any such action, suit or proceeding as to which the Indemnitee notifies the Company of the commencement thereof, (A) the Company will be entitled to participate therein at its own expense, and (B) except as otherwise provided below, the Company, jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof with counsel reasonably satisfactory to the Indemnitee. After notice from the Company to the Indemnitee of the Company’s election so to assume the defense thereof, the Company will not be liable to the Indemnitee under this Agreement for any legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. The Indemnitee shall have the right to employ the Indemnitee’s own counsel in such action, suit or proceeding, but the fees and disbursements of such counsel incurred after notice from the Company of the Company’s assumption of the defense thereof shall be at the expense of the Indemnitee unless (i) the employment of counsel by the Indemnitee has been authorized by the Company, (ii) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense of such action, (iii) such action, suit or proceeding seeks penalties or other relief against the Indemnitee with respect to which the Company could not provide monetary indemnification to the Indemnitee (such as injunctive relief or incarceration), or (iv) the Company shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and disbursements of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company, or as to which the Indemnitee shall have reached the conclusion specified in (ii) above, or which involves penalties or other relief against the Indemnitee of the type referred to in (iii) above.

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      5.2.     The Company shall not be liable to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action or claim effected without the Company’s written consent. The Company shall not settle any action or claim in any manner that would impose any penalty or limitation on the Indemnitee without the Indemnitee’s written consent. Neither the Company nor the Indemnitee will unreasonably withhold consent to any proposed settlement.

      Section  6.     Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever, (A) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, all portions of any paragraph of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby, and (B) to the fullest extent possible, the provisions of this Agreement (including, without limitation, all portions of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

      Section  7.     Company’s Right to Indemnification. Nothing in this Agreement shall diminish, limit or otherwise restrict or modify in any way the Company’s right to indemnification or contribution from the Indemnitee or the Indemnitee’s obligation to indemnify or hold harmless the Company under any agreement, instrument, commitment or understanding now or hereafter in effect.

      Section  8.     Cancellation. The Company may cancel the provisions of this Agreement prospectively only upon thirty (30) days’ prior written notice to the Indemnitee in order to afford the Indemnitee an opportunity to resign as officer and/or director rather than continue to serve absent indemnification provided under this Agreement; it being understood that “prospectively only” shall mean that the Agreement shall remain in full force and effect for all acts or omissions that occur through the effective date of cancellation.

      Section  9.     Amendments and Waiver. No amendment, modification or discharge or this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by both of the parties hereto. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure of any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. No delay or failure on the part of any party in exercising any right, power or privilege under this Agreement or under any other instruments given in connection with or pursuant to this Agreement shall impair any such right, power or privilege or be construed as a waiver of any default or any acquiescence therein. No single or partial exercise of any such right, power or privilege shall preclude the further exercise of any other right, power or privilege.

      Section  10.     Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution and delivery of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

      Section  11.     No Duplication of Payment. The Company shall not be liable under this Agreement to make any payment in connection with any claim made against the Indemnitee to the extent that the Indemnitee has otherwise actually received payment (under any insurance policy, the Articles or otherwise) of the amounts otherwise indemnifiable hereunder.

      Section  12.     Governing Law; Headings. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Minnesota applicable to contracts made and to be performed in such state without giving effect to the principles of conflicts of laws. The section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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      Section  13.     Successors; Binding Agreement. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, by agreement in form and substance reasonably satisfactory to the Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. This Agreement shall inure to the benefit of and be enforceable by the Indemnitee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Indemnitee should die while any amounts would still be payable to the Indemnitee hereunder if the Indemnitee had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the Indemnitee’s devisee, legatee, or other designee, or if there be no such designee, to the Indemnitee’s estate.

      Section  14.     Notice. For the purposes of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, as follows:

           If to the Indemnitee:

           If to the Company:

                Verso Technologies, Inc.

               400 Galleria Parkway, Suite 300
               Atlanta, GA 30339
               Attention: Chief Executive Officer

or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

      Section  15.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

[Signatures Next Page]

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      IN WITNESS WHEREOF, the Indemnitee has executed and delivered this Agreement, and the Company has caused this Agreement to be executed and delivered, all as of the day and year first above written.

VERSO TECHNOLOGIES, INC.

By:

Name:

Title:

THE INDEMNITEE

(Print Name)

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM  20.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Article V of Verso’s Amended and Restated Articles of Incorporation limits the liability of its directors to the fullest extent permitted by the Minnesota Business Corporation Act (the “MBCA”). Specifically, directors of Verso will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to Verso or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain Minnesota securities laws, or (v) any transaction from which the director derives an improper personal benefit.

      Article IV of Verso’s Amended and Restated Articles of Incorporation gives Verso the power and authority to provide indemnification to officers, directors, employees and agents of Verso to the fullest extent permissible under the MBCA. Section 302A.521 of the MBCA requires that Verso indemnify any director, officer or employee made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with the proceeding if certain statutory standards are met. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including a derivative action in the name of Verso. Reference is made to the detailed terms of Section 302A.521 of the MBCA for a complete statement of such indemnification rights.

      Article VII of Verso’s Restated Bylaws provides that Verso shall indemnify such persons, for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as permitted by the MBCA, as now enacted or hereafter amended, provided that a determination is made in each case, in the manner required by such statute, that the person seeking indemnification is eligible therefor.

      Verso maintains directors’ and officers’ liability insurance, including a reimbursement policy in favor of Verso.

ITEM  21.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

      (a)  Exhibits.

      The exhibits filed with this Registration Statement or incorporated herein by reference are set forth on the Exhibit Index set forth elsewhere herein.

      (b)  Financial Statement Schedules.

      Schedules are omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

      (c)  Reports, Opinions and Appraisals.

      The information provided pursuant to Item 4(b) of Form S-4 is furnished as Appendices B and C of the proxy.

ITEM  22.     UNDERTAKINGS

      (a)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in this prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      (d)  (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

      (2)  The undersigned registrant undertakes that every prospectus: (A) that is filed pursuant to paragraph (1) immediately preceding, or (B) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (e)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (f)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Verso being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on August 1, 2001.

VERSO TECHNOLOGIES, INC.,
a Minnesota corporation

By:	/s/ STEVEN A. ODOM

Steven A. Odom
Chairman of the Board and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ STEVEN A. ODOM Steven A. Odom	Chairman of the Board and Chief Executive Officer	August 1, 2001

/s/ JULIET M. REISING Juliet M. Reising	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) and Director	August 1, 2001

/s/ JAMES M. LOGSDON James M. Logsdon	President, Chief Operating Officer and Director	August 1, 2001
* Max E. Bobbitt	Director	August 1, 2001
* Joseph R. Wright, Jr.	Director	August 1, 2001
* Amy L. Newmark	Director	August 1, 2001
* Gary H. Heck	Director	August 1, 2001
* Stephen E. Raville	Director	August 1, 2001

*By: /s/ JULIET M. REISING Juliet M. Reising, as Attorney-In-Fact

EXHIBIT INDEX

Item	Item	Method of Filing

2.1	Agreement and Plan of Merger dated as of May 4, 2001 by and among Verso Technologies, Inc., Titan Acquiring Sub, Inc. and Telemate.Net Software, Inc.	Included as Appendix A to this prospectus/ joint proxy statement and filed herewith.
2.2	First Amendment to Agreement and Plan of Merger dated as of June 1, 2001 by and among Verso Technologies, Inc., Titan Acquiring Sub, Inc. and Telemate.Net Software, Inc.	Included as Appendix A-1 to this prospectus/ joint proxy statement and filed herewith.
3.1	Amended and Restated Articles of Incorporation of Verso, as amended.	Incorporated by reference to Exhibit 3.1 to Verso’s Registration Statement on Form S-18 (File No. 33-51456).
3.2	Bylaws of Verso, as amended.	Incorporated by reference to Exhibit 3.2 to Verso’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999.
5.1	Opinion of Rogers & Hardin LLP as to the legality of securities being registered.	To be filed by amendment.
8.1	Form of Opinion of Rogers & Hardin LLP as to certain tax matters.	Filed herewith.
8.2	Form of Opinion of Morris, Manning & Martin, LLP as to certain tax matters.	Filed herewith.
10.1	1999 Stock Incentive Plan.	Incorporated by reference to Exhibit 4.4 to Verso’s Registration Statement on Form S-8 filed August 13, 1999.
10.2	First Amendment to the 1999 Stock Incentive Plan.	Incorporated by reference to Exhibit 10.9 to Verso’s Registration Statement on Form S-4 filed August 7, 2000 (File No. 333-43224).
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.	Filed herewith.
23.2	Consent of Crowe, Chizek and Company LLP.	Filed herewith.
23.3	Consent of KPMG LLP (Verso).	Filed herewith.
23.4	Consent of KPMG LLP (Telemate.Net).	Filed herewith.
23.5	Consent of Rogers & Hardin LLP with respect to its opinion as to the legality of the securities being registered by this registration statement (contained in Exhibit 5.1).
23.6	Consent of Rogers & Hardin LLP with respect to its opinion as to certain tax matters (contained in Exhibit 8.1).
23.7	Consent of Morris, Manning & Martin, LLP with respect to its opinion as to certain tax matters (contained in Exhibit 8.2).

Item	Item	Method of Filing

23.8	Consent of C.E. Unterberg, Towbin.	Previously filed.
23.9	Consent of The Robinson-Humphrey Company, LLC.	Previously filed.
24.1	Powers of Attorney (included on the signature page hereto).
99.1	Voting Agreement between Telemate.Net and the directors and executive officers of Verso entered into in connection with the Telemate.Net merger.	Incorporated by reference to Exhibit 99.2 to Verso’s Current Report on Form 8-K filed with the SEC on May 16, 2001.
99.2	Voting Agreement between Verso and the directors and executive officers of Telemate.Net entered into in connection with the Telemate.Net merger agreement.	Incorporated by reference to Exhibit 99.3 to Verso’s Current Report on Form 8-K filed with the SEC on May 16, 2001.
99.3	Form of Affiliate Agreement to be executed in connection with the Telemate.Net merger agreement.	Incorporated by reference to Exhibit 99.4 to Verso’s Current Report on Form 8-K filed with the SEC on May 16, 2001.
99.4	Form of Proxy for Verso.	Filed herewith.
99.5	Form of Proxy for Telemate.Net.	Filed herewith.